As submitted confidentially with the Securities and Exchange Commission on November 22, 2022.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and remains strictly confidential.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ___________.
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________
For the transition period from ______ to ______
Commission file number:

Indivior PLC
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)
234 Bath Road, Slough, Berks, SL1 4EE
United Kingdom
(Address of principal executive offices)

Mark Crossley, Chief Executive Officer
Indivior PLC
10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23255
(804) 379-1090; cosec@indivior.com
(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)
Copies to: Michael Levitt Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue, 31st Floor New York, NY 10022, (212) 277-4000
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, $0.50 nominal value per share	INDV	Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
N/A
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes      ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes      ☐ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes      ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☐ Yes      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:   U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.       Item 17  ☐  Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☐
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

i

GLOSSARY
ADS means American Depositary Shares (“ADS”), a method by which the Group’s ordinary shares presently trade in the United States over-the-counter market. We intend to replace our ADSs with ordinary shares listed on the Nasdaq Global Select Market following the U.S. Listing. See “Item 9.”
ANDA means an additional new drug application filed with the FDA.
AUD means alcohol use disorder.
Aelis means Aelis Farma, a French company from whom we obtained an exclusive option for AEF0117, a first-in-class synthetic CB1 specific signaling inhibitor designed to treat cannabis-related disorders.
ANDA Litigation means legal proceedings related to intellectual property matters involving Dr. Reddy’s Laboratories S.A. and Dr. Reddy’s Laboratories, Inc. and separately, Alvogen Pine Brook LLC and Alvogen Inc.
BMAT means buprenorphine-medically assisted treatment, the process to treat OUD patients treated with Buprenorphine (as opposed to methadone).
Companies Act mean the UK Companies Act 2006 as amended, and the regulations made thereunder, which is the principal legislation under which we operate, and under which our ordinary share capital has been created.
CHMP means the Committee for Medicinal Products for Human Use, which is the relevant scientific committee in most cases with which one files marketing authorization applications under the EMA.
CIA refers to the Corporate Integrity Agreement which Indivior Inc. entered into in July 2020 with HHS-OIG. The five-year CIA requires, among other things, that Indivior Inc. implement measures designed to ensure compliance with the statutes, regulations, and written directives of U.S. Medicare, U.S. Medicaid, and all other U.S. federal healthcare programs, as well as with the statutes, regulations, and written directives of the U.S. Food and Drug Administration.
CJS means criminal justice system.
CMS means the Centers for Medicare and Medicaid Services.
CMO means a contract manufacturing organization.
CNS means central nervous system.
Companies Act means the Companies Act 2006 (of the United Kingdom).
CREST means the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK and International Limited.
CRO means a contract research organization, a third-party that performs clinical research on our behalf.
CUD means cannabis use disorder.
DATA 2000 means the Drug Addiction and Treatment Act of 2000.
DEA means the United States Drug Enforcement Agency.
Demerger means the acquisition of the specialty pharmaceutical business unit of RB by Indivior PLC, which became effective on December 23, 2014.

Demerger Agreement refers to that certain agreement entered into on November 17, 2014 between Indivior PLC and RB, Reckitt Benckiser Healthcare (UK) Limited, RB Pharmaceuticals Limited and RBP Global Holdings Limited to effect the Demerger and to govern the relationship between RB and Indivior PLC following the Demerger.
DIs means depositary interests issued through CREST by Computershare Investor Services PLC representing a beneficial interest in an ordinary share.
DSM-IV means the Diagnostic and Statistical Manual of Mental Disorders, Fourth Edition, which is the official manual of the American Psychiatric Association. Its purpose is to provide a framework for classifying disorders and defining diagnostic criteria for the disorders listed.
DOJ means the U.S. Department of Justice.
DTC means The Depository Trust Company.
Exchange Act means the U.S. Securities Exchange Act of 1934, as amended.
EMA means the European Medicines Agency.
FCP means our Fine Chemical Plant at which we manufacture the active pharmaceutical ingredients used in our buprenorphine products.
FFDCA means the Federal Food, Drug, and Cosmetic Act under which the FDA derives its authority to regulate pharmaceuticals.
FDA means the U.S. Food and Drug Administration.
FTC means the U.S. Federal Trade Commission.
FTC Order means that certain Stipulated Order for Permanent Injunction and Equitable Monetary Relief in the United States District Court for the Western District of Virginia, Abingdon, between the Federal Trade Commission and Indivior Inc. entered July 24, 2020. As part of the resolution with the FTC and as detailed in the text of the FTC Order, for a ten-year period Indivior Inc. is required to make specified disclosures to the FTC and is prohibited from certain conduct. See “Item 10. Additional Information—C. Material Contracts.”
HCL means buprenorphine hydrochloride, the active pharmaceutical ingredient used in the formulation of SUBLOCADE long-acting injection, SUBOXONE Film, SUBUTEX Tablet, SUBOXONE Tablet, and BUPRENEX.
HCP means healthcare provider, and may refer to a physician, physician’s assistant, or nurse, under appropriate circumstances.
HHS-OIG means the Health and Human Services Office of the Inspector General.
ICH means International Conference on Harmonization, which publishes guidelines by which clinical trials of medicinal products in the EU must be conducted.
IND means an investigative new drug application filed with the FDA.
Indivior Inc. is an indirect wholly-owned United States subsidiary of the Group and directly or through its subsidiaries the entity that commercializes our products and runs the Group’s operations in the United States.
MAT means medication-assisted treatment.

“Merger” means the transactions contemplated by that certain Agreement and Plan of Merger dated as of November 13, 2022 among certain of our subsidiaries and Opiant Pharmaceuticals, Inc., a specialty pharmaceutical company developing medicines for addictions and drug overdose, pursuant to which Opiant would become our wholly owned subsidiary (the “Merger”).
MHRA means the UK Medicines and Healthcare products Regulatory Agency.
MOUD means medication for opioid use disorder, which is the use of medications, in combination with counseling and behavioral therapies, to provide a “whole-patient” approach to the treatment of substance use disorders. Medications used in MOUD are approved by the FDA and MOUD programs are clinically driven and tailored to meet each patient’s needs.
OHS means Organized Health Systems, a type of HCP.
“Opiant” means Opiant Pharmaceuticals, Inc., a specialty pharmaceutical company developing medicines for addictions and drug overdose. On November 13, 2022, certain of our subsidiaries entered into an Agreement and Plan of Merger with Opiant pursuant to which Opiant would become our wholly owned subsidiary.
OUD means opioid use disorder.
RB means Reckitt Benckiser Group PLC.
RB Group means RB and its subsidiaries.
REMS means a risk evaluation and mitigation strategy. The FDA has the authority to require the manufacturer to provide a REMS that is intended to ensure that the benefits of a drug product (or class of drug products) outweigh the risks of harm.
Resolution Agreement refers to an agreement by and among Indivior PLC, Indivior Inc., the United States Attorney’s Office for the Western District of Virginia, and the United States Department of Justice’s Consumer Protection Branch made as of July 24, 2020 by which the Group settled with DOJ, the FTC, and U.S. state attorneys general the criminal and civil liability in connection with a multi-count indictment brought in April 2019 by a grand jury in the Western District of Virginia, a civil lawsuit joined by the DOJ in 2018, and an FTC investigation. See “Item 10.—C. Material Contracts—Resolution Agreement” and “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 21, Legal Proceedings” for more information.
SEC means the United States Securities and Exchange Commission.
Securities Act means the U.S. Securities Act of 1933, as amended.
U.S. Listing means the process of applying to have our ordinary shares listed on the Nasdaq Global Select Market under the symbol “INDV”.
WHO means the World Health Organization.

ABOUT THIS REGISTRATION STATEMENT
As used herein, references to “we,” “us,” the “Company,” “Indivior,” “Indivior PLC,” “Indivior Group” or the “Group,” or similar terms in this Form 20-F mean Indivior PLC and, as the context requires, its consolidated subsidiaries.
Our consolidated financial statements appearing in this registration statement on Form 20-F are prepared in U.S. dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Also, our interim consolidated financial statements for the three and nine months ending September 30, 2022 and 2021, respectively, have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting,’ and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021.
In this registration statement, we present certain financial information and measures and certain operational data which are not calculated in accordance with IFRS, such as adjusted operating profit, adjusted earnings and adjusted basic earnings per share. A summary of the non-IFRS measures discussed in this registration statement, and of how we use such measures, is presented in “Item 5. Operating and Financial Review and Prospects,” including cross-references to the sections of this registration statement in which these non-IFRS measures are reconciled to the most directly comparable measure calculated in accordance with IFRS.
This registration statement includes certain trademarks, service marks and trade names that we own or otherwise have the right to use, such as SUBLOCADE®, SUBUTEX PRO®, PERSERIS®, SUBOXONE® Film, SUBOXONE® Tablet, SUBUTEX® Tablet, BUPRENEX®, and INDIVIOR®, which are protected under applicable intellectual property laws and are our property. This registration statement also contains additional trademarks, trade names, and service marks belonging to other parties, which are the property of their respective owners. Solely for convenience, our trademarks, service marks and trade names referred to in this prospectus may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
Statements made in this registration statement on Form 20-F concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not intended to be complete; such descriptions are qualified in their entirety by reference to the full text of such contract, agreement or other document that may be filed as an exhibit to this registration statement, and you may read the document itself for a complete description of its terms. Such exhibits may contain representations and warranties by the parties thereto, which were made only for purposes of that agreement and as of specified dates; are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure schedules; may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts; and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Group or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed after the date of any such agreement, which subsequent information may or may not be fully reflected in the Group’s public disclosures.
This registration statement contains information regarding our business and the industry in which we operate and compete, which we have obtained from various third-party sources. We have generally obtained such information from industry publications and surveys and from third-party sources. Although we believe that these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Accordingly, the market statistics and industry data included in this registration statement should be viewed with caution and no representation or warranty is given by any person as to their accuracy.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this registration statement, including those in “Item 3.D. Risk Factors,” “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” constitute “forward-looking statements.” In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “forecasts,” “plans,” “prepares,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology although these are not exclusive means of identifying such statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
The forward-looking statements in this registration statement are made based upon our current expectations and beliefs concerning future events impacting us and therefore involve a number of known and unknown risks and uncertainties. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategy and the environment in which we operate, which may prove to be inaccurate. These forward-looking statements are not guarantees of future performance and actual results may differ materially from those expressed or implied in these forward-looking statements.
In particular, our actual results, performance or achievements or industry results could be affected by, among other things:
•Our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline;
•Our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs;
•The substantial litigation and ongoing investigations to which we are or may become a party;
•Risks related to the manufacture and distribution of our products, some of which are controlled substances;
•Market acceptance of our products as well as our ability to commercialize our products and compete with other market participants;
•The uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process;
•Our dependence on a small number of significant customers;
•Our ability to retain key personnel or attract new personnel;
•Our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry;
•Unintended side effects caused by the clinical study or commercial use of our products;
•Our use of hazardous materials in our manufacturing facilities;

•Our import, manufacturing and distribution of controlled substances;
•Our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions;
•Our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights;
•The risks related to product liability claims or product recalls;
•The significant amount of laws and regulations that we are subject to, including due to the international nature of our business;
•Macroeconomic trends and other global developments such as the COVID-19 pandemic;
•The terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due;
•Changes in applicable tax rate or tax rules, regulations or interpretations and our ability to realize our deferred tax assets; and
•Such other factors as set out in “Item 3.D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”
In light of these risks, uncertainties and assumptions, the forward-looking events described in this registration statement may not occur. Forward-looking statements contained in this registration statement apply only at the date of this registration statement. We undertake no obligation publicly to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
We strongly recommended that you read the risk factors set out in “Item 3.D. Risk Factors” of this registration statement for a more complete discussion of the factors that could affect our future performance and the industry in which we operate.

PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.Directors and Senior Management.
Directors
The following table sets forth the names and positions of the members of our Board as of the date of this registration statement. Except as otherwise indicated, the business address of each of the directors is 234 Bath Road, Slough, Berkshire SL1 4EE, United Kingdom.

Name	Position	Director Since	Term Expires
Graham Hetherington	Chair	Nov. 2019	Nov. 2023
Mark Crossley	Chief Executive Officer and Executive Director	Feb. 2017	(1)
Ryan Preblick	Chief Financial Officer and Executive Director	Nov. 2020	(1)
Daniel J. Phelan	Senior Independent Director; Designated Non-Executive Director for Workforce Engagement	Nov. 2014	Nov. 2023
Peter Bains	Independent Non-Executive Director	Aug. 2019	Jul. 2025
Jerome Lande	Non-Executive Director	March 2021	Dec. 2023
Joanna Le Couilliard	Independent Non-Executive Director	March 2021	Mar. 2024
A. Thomas McLellan, Ph.D.	Independent Non-Executive Director	Nov. 2014	Nov. 2023
Lorna Parker	Independent Non-Executive Director	Nov. 2014	Nov. 2023
Barbara Ryan	Independent Non-Executive Director	June 2022	Mar. 2024
Mark Stejbach	Independent Non-Executive Director	March 2021	Mar. 2024
Juliet Thompson	Independent Non-Executive Director	March 2021	Mar. 2024
______________
(1)Per their employment with the Group, Messrs. Crossley and Preblick serve at the request of the Board and may be removed at any time. Their business address is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA, 23235, United States.
Senior Management
The following table sets forth the names and positions of the members of our Senior Management team as of the date of this registration statement. Except as otherwise indicated, the business address for each member of our Senior Management is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA, 23235, United States.

Name	Position
Mark Crossley	Chief Executive Officer
Ryan Preblick	Chief Financial Officer
Jeff Burris	Chief Legal Officer
Cindy Cetani	Chief Integrity and Compliance Officer
Nina DeLorenzo	Chief Global Impact Officer
Jon Fogle	Chief Human Resources Officer
Christian Heidbreder	Chief Scientific Officer
Kathryn Hudson (1)	Company Secretary
Richard Simkin	Chief Strategy and Commercial Officer
Hillel West (1)	Chief Manufacturing and Supply Officer
____________
(1)Business address is 234 Bath Road, Slough, Berkshire SL1 4EE, United Kingdom.
B.Advisers.
Our external legal advisers are Freshfields Bruckhaus Deringer LLP, whose address is 100 Bishopsgate, London EC2P 2SR, United Kingdom, and Freshfields Bruckhaus Deringer U.S. LLP, whose address is 601 Lexington Avenue, 31st Floor, New York, NY 10022.
C.Auditors.
PricewaterhouseCoopers (U.K.) LLP has been our auditor for group statutory purposes since incorporation.
PricewaterhouseCoopers (U.S.) LLP has audited our financial statements for the periods ended December 31, 2021 and 2020 and has reviewed our interim financial statements for the three and nine months ending September 30, 2022 and 2021. PricewaterhouseCoopers (U.S.) LLP is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board (United States). For more information on our auditors, see “Item 10.G. Statements by Experts.”
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
B.Capitalization and Indebtedness
The table below sets forth our capitalization and indebtedness as of September 30, 2022, to which no significant updates have occurred through the date of this filing. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the unaudited condensed consolidated interim financial statements and the related notes thereto, which appear elsewhere in this registration statement.

(in millions)	On September 30, 2022
Cash and cash equivalents(1)	821

Current borrowings(2)
Bank loans	(3)
Total current debt	(3)

Non-Current borrowings
Bank loans	(237)
Total non-current debt	(237)

Total borrowings(2)	(240)

Equity
Share capital	69
Share premium	8
Capital redemption reserve	5
Other reserves	(1,295)
Foreign currency translation reserve	(56)
Retained earnings	1,496
Total equity	227

Total capitalization	808
__________________
(1)Cash and cash equivalents at December 31, 2021 was $1,102 million.
(2)Total borrowings at December 31, 2021 was $242 million. Total term loan borrowings reflect the principal amount drawn including debt issuance costs of $7 million (Dec 2021: $7 million).
C.Reasons for the Offer and Use of Proceeds
Not applicable.

D.Risk Factors
You should carefully consider the risks described below, together with all of the other information in this registration statement on Form 20-F. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, financial condition, and results of operations could be seriously harmed and you could lose all or part of your investment. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this registration statement.
Summary of Risk Factors
We are subject to a variety of risks and uncertainties which could have a material adverse effect on our business, financial condition, and results of operations. The summary below is not exhaustive and is qualified by reference to the full set of risk factors set forth in this "Risk Factors” section.
Risks Related to our Business
•We rely on third parties to manufacture commercial supplies of most of our products.
•Compliance with legal and regulatory settlements requires significant resources and, if we fail to comply, we could be subject to penalties or excluded from government healthcare programs.
•We are subject to substantial litigation and ongoing investigations and information requests.
•We are subject to additional risks because we import, manufacture, and distribute controlled substances.
•We are subject to risks related to the manufacture of our products.
•We receive substantial revenue from a small number of key proprietary products.
•We depend on market acceptance of our products by physicians, patients, and healthcare payors.
•Our future prospects depend on our ability to commercialize our products.
•We operate in a highly competitive industry.
•We rely on some third parties for our pharmaceutical pipeline and our commercial product sales.
•Clinical trials for the development of products may be unsuccessful.
•We rely on third parties to conduct our clinical trials.
•Failure to retain key personnel or attract new personnel could have an adverse effect on us.
•We depend on third-party payors for reimbursement for our products.
•The clinical study or commercial use of our products may cause unintended side effects.
•We use hazardous materials in our manufacturing facilities.
•We may fail to develop or acquire other new products or compounds.
•Acquisitions, partnerships, joint ventures, dispositions, and other business combinations or strategic transactions involve several inherent risks.
•The pending acquisition of Opiant may not close as expected, and we may not achieve the contemplated benefits from the Opiant acquisition.
•We may be subject to adverse public opinion.
Risks Related to Intellectual Property
•We may fail to obtain and maintain patents and protect other proprietary rights.
•We may incur substantial costs as a result of litigation or other proceedings related to intellectual property rights.
Risks Related to Regulatory or Legal Matters
•The regulatory approval process is expensive, time-consuming, and uncertain.
•Regulatory agencies may impose limitations or post-approval requirements on our products.
•Guidelines published by professional societies, insurance carriers, physician groups, science foundations, and other organizations may affect the use of the Group’s products.
•Product liability and product recalls could have a material adverse effect on us.

•We are subject to federal, state, local, and foreign healthcare laws and regulations.
•We may inadvertently fail to comply with payment and reporting obligations under governmental pricing programs.
•We are subject to healthcare fraud and abuse, transparency, and false claims laws.
•We are subject to anti-corruption laws and regulations.
•The pharmaceutical industry faces government scrutiny regarding pricing and competition.
Risks Related to our Financial Condition and Tax Matters
•We are subject to macroeconomic trends in the markets where we operate.
•The COVID-19 pandemic and governmental and societal responses thereto have adversely affected our business and may continue to do so.
•Our $250 million term loan contains covenants that could limit our ability to plan for or respond to changes in our business.
•We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
•Changes in our credit ratings may reduce access to capital and increase borrowing costs.
•Our insurance coverage may not be adequate.
•Our effective tax rate may increase, and changes in tax rules and regulations, or interpretations thereof, may adversely affect our financial condition.
•Our deferred tax assets may not be realized.
•If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
Risks Related to Our Ordinary Shares
•Our ordinary shares are subject to market price volatility.
•We may in the future relocate our primary listing to the U.S., which could cause volatility in our share price and shareholder base.
•The rights afforded to our shareholders are governed by English law.
•We may not pay dividends in the future.
•Our business strategy may involve future transactions which may dilute existing shareholders’ interests.
Risks Related to Information Security and Data Privacy
•We are at risk for business interruptions or breaches of data security.
•We are required to maintain the privacy and security of personal information.
Risks Related to Our International Status and Operations
•We are subject to various risks related to the local and international nature of our business.
•We are exposed to risks related to currency exchange rates.
Risks Related to Being a Publicly-Traded Company in the U.S.
•Corporate responsibility matters may impose additional costs and expose us to new risks.
•We are a foreign private issuer and may lose our foreign private issuer status in the future.
•We expect to eventually change to U.S. generally accepted accounting principles.
•We are subject to risks related to changes in accounting standards, assumptions, and estimates.
•The obligations associated with being a public company in the U.S. are significant.
•We have not yet completed our evaluation of our internal control over financial reporting.
Risks Related to our Group and Its Business
We rely on third parties to manufacture, package, test, and distribute our products and their facilities and processes must meet stringent regulatory requirements.
The Group relies almost exclusively on third parties, including contract manufacturing organizations, to manufacture, package, test, and distribute our products. The manufacturing of our products, which include oral solid dose tablet products, film products, and terminally sterilized and aseptically filled injectables, is subject to stringent global regulatory, quality, and safety standards, including current Good Manufacturing Practice (“cGMP”). Our recently developed products, including SUBOXONE Film, SUBLOCADE long-acting injectable, and PERSERIS long-acting injectable, are significantly more complicated to manufacture than tablet products. We have limited control over the manufacturing processes of third-party manufacturers and are currently dependent on our third-party contract manufacturing partners whom we manage via supply and quality agreements.
Similarly, the Group relies on a third-party logistics vendor and a network of specialty pharmacists and specialty distributors to fulfill orders and distribute our products worldwide. This process is complicated because most of our products contain controlled substances that require special handling, such as adherence to a risk evaluation and mitigation strategy (“REMS”) protocol or import restrictions on controlled substances. See also, “We are subject to additional risks because we import, manufacture, and distribute controlled substances.”
Our Fine Chemical Plant (“FCP”) in Hull, UK manufactures the Buprenorphine HCl Active Pharmaceutical Ingredient (“API”) used in our tablet, film, and injectable drug products. This site also produces the intermediate Buprenorphine Base, which is purified by a third-party manufacturer and used in the manufacture of the SUBLOCADE (buprenorphine extended-release) injection drug product. All other APIs required for use in the manufacture of our commercial drug products are supplied by third-party manufacturers.
SUBOXONE® (buprenorphine/naloxone) Film drug product is manufactured under a license and supply agreement with Aquestive Therapeutics (formerly known as MonoSol Rx). SUBLOCADE is manufactured under a supply agreement with Curia (formerly known as AMRI). We provide the buprenorphine base API used in all of our products and procure from third-party suppliers the polymer and syringe assembly used in the manufacture of SUBLOCADE and PERSERIS, and the API used in PERSERIS. PERSERIS is manufactured under a supply agreement with Curia, which manufactures the liquid syringe, and Patheon Pharmaceuticals, LLC, which manufactures the powder syringe containing risperidone API. Curia has a manufacturing facility located in Burlington, MA, and is developing additional capacity in Albuquerque, NM. Patheon has a manufacturing facility located in Greenville, NC.
We or our third-party manufacturers may encounter difficulties in production, such as issues with production costs and yields, process controls, quality control, and quality assurance, including testing of stability, impurities and impurity levels, and other product specifications by validated test methods, compliance with strictly enforced global and regional regulations, and disruptions or delays caused by man-made or natural disasters, pandemics or epidemics, or other business interruptions, including, for example, the COVID-19 pandemic. In addition, manufacturing capacity for SUBLOCADE and PERSERIS is currently constrained. We have made investments in capacity improvements at the existing Curia facility, safety stock, and additional equipment and expect an additional manufacturing line to become available in 2023 which, once validated and given regulatory approval, should meet anticipated demand for the next few years. However, there can be no assurance that such efforts will be successful. If our third-party manufacturers fail to complete planned capacity expansions in a timely manner or at all, if such expansions are delayed or are not approved by the U.S. Food and Drug Administration (“FDA”) or if we are unable to otherwise obtain adequate manufacturing capacity for SUBLOCADE and PERSERIS, we may suffer supply disruptions which would reduce growth in our net revenues and in turn have a material adverse effect on our business, financial condition, and results of operations.
If we or any of our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the applicable regulatory authorities’ strict regulatory requirements or pass regulatory inspection, we or our third-party manufacturers will not be able to ensure an adequate supply of products and/or secure or maintain regulatory approval for the manufacturing facilities. In addition, we have no direct control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any other applicable regulatory authorities do not approve these facilities for the manufacture of our products or if they withdraw any such approval in the future, or if our suppliers or third-party manufacturers decide they no longer want to supply our primary active ingredients or manufacture our products, we may need to find alternative manufacturing facilities, which may significantly impact our ability to develop, obtain regulatory approval for or market our products. To the extent our manufacturing facility or that of any third-party manufacturers that we engage with respect to our products are different from those currently being used for commercial supply in the U.S., studies will have to be completed, and the FDA will need to approve such facilities prior to our sale of any product manufactured using these facilities. Any delay or interruption in our ability to meet commercial demand for our products, including any further potential disruption caused by the COVID-19 pandemic, will result in the loss of potential revenues and could adversely affect our ability to gain market acceptance for these products. In addition, any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trials, and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely, which in turn could have a material adverse effect on our business financial condition, and results of operations.
Compliance with the terms and conditions of our Corporate Integrity Agreement, the Resolution Agreement with the U.S. Attorney’s Office for the Western District of Virginia and the U.S. Department of Justice (“DOJ”)’s Consumer Protection Branch, and the Stipulated Order for Permanent Injunction and Equitable Monetary Relief with the U.S Federal Trade Commission (“FTC”) requires significant resources and management time and, if we fail to comply, we could be subject to criminal charges, penalties, or, under certain circumstances, excluded from government healthcare programs, which would materially adversely affect our business.
Our Group operates on a global basis and the pharmaceutical industry is both highly competitive and highly regulated. Complying with all applicable laws and regulations, industry standards, and our Group’s Code of Conduct are core to the Group’s mission, culture, and practices. The Group has processes and procedures to identify, analyze and investigate any potential or actual violations of law, regulation, or policy and, if necessary, take appropriate remedial or corrective actions. Effective procedures and controls assist in ensuring that we provide reliable information and prevent and detect potential fraud. Failure to comply with applicable laws and regulations may subject the Group to civil, criminal, and administrative liability, including but not limited to the imposition of substantial monetary penalties, fines, damages and restructuring of the Group’s operations through the imposition of compliance or integrity obligations, and have a potentially adverse impact on the Group’s prospects, reputation, results of operations and financial condition.
In 2020, as part of the Group’s resolution of federal criminal and civil charges related to its film and tablet products, Indivior Inc. entered into a Corporate Integrity Agreement (“CIA”) with the U.S. Department of Health and Human Services Office of the Inspector General (“HHS-OIG”). The CIA imposes significant compliance obligations on Indivior Inc.’s business and practices and requires Indivior Inc. to engage an Independent Review Organization and a Board Compliance Expert to assess Indivior Inc.’s compliance program and compliance with CIA requirements. The CIA also sets forth monetary penalties that may be imposed on a per-day basis for failure to comply with certain obligations in the CIA. The CIA also includes procedures under which Indivior Inc. must notify HHS-OIG of certain reportable events, and must notify HHS-OIG if it fails to meet the requirements under the CIA. The CIA requires the filing of annual reports describing steps Indivior Inc. has taken in implementing the terms of the CIA, certifications from certain employees that their department or functional area is compliant with certain laws and regulations, and a certification from the Compliance Officer and Chief Executive Officer that Indivior Inc. is in compliance with the CIA, to the best of their knowledge. The CIA also requires an annual resolution from the Nomination and Governance Committee of the Group’s Board of Directors that it has reviewed the effectiveness of the Group’s compliance program. In the event that HHS-OIG determines Indivior Inc. to be in material breach of certain requirements of the CIA, including, without limitation, repeated violations or any flagrant violation of the CIA, a failure by Indivior Inc. to report a reportable event and take corrective action, a failure to engage and use an independent review organization, among others, Indivior Inc. may be subject to exclusion from participation in the U.S. federal healthcare programs, which would have a severe impact on the Group’s ability to comply with the financial covenants in the Group’s $250 million term loan, maintain sufficient liquidity to fund its operations, pay off its debt in 2026, generate future revenue and would ultimately impact the Group’s viability.
The FTC Stipulated Order contains specific notice and reporting requirements over a 10-year period related to certain activities, including product switching conduct, filing of a Citizen Petition, and receiving FDA approval or acquiring an entity or product that has FDA approval to be marketed in the U.S. The Group may be punished for contempt of court, including, but not limited to criminal contempt, if it fails to comply with any terms of the FTC Stipulated Order or Resolution Agreement.
The Resolution Agreement imposes several significant compliance obligations on the Group, separate from the CIA, including without limitation certain reporting obligations and the requirement that the Group’s Chief Executive Officer (a) certifies on an annual basis that, to the best of their knowledge, after a reasonable inquiry, the Group was in compliance with the U.S. Federal Food, Drug and Cosmetic Act (and implementing regulations) and has not committed healthcare fraud, or (b) provides a certified list of all non-compliant activities and steps taken to remedy the activity. The FTC Order contains notice and reporting requirements over a 10-year period related to certain activities, including product switching conduct and filing of a Citizen Petition. The Resolution Agreement also requires an annual resolution from the Group's Board of Directors that it has reviewed the effectiveness of the Group’s compliance program. A material breach of the Resolution Agreement could reinstate the indictment against the Group.
There can be no assurance that the Group’s policies, procedures and protocols will be sufficient to prevent and detect any failure to comply with the terms of the CIA, the Resolution Agreement and the FTC Order. Any failure to comply with such terms may subject the Group to criminal charges and penalties, or, under certain circumstances, could exclude the Group from U.S. government healthcare programs, which could have a material adverse effect on the Group’s business, financial condition and results of operation.
For more information, see “Note 21—Legal Proceedings—DOJ Resolution” and “Note 19—Provisions and Other Liabilities” of “Item 18. Financial Statements—Audited Consolidated Financial Statements” and “Item 10.C. Material Contracts.” We have filed copies of the Resolution Agreement, the CIA, and the FTC Order as Exhibits Nos. 4.3, 4.4, and 4.5, respectively, to this Registration Statement.
We are currently, in the past have been, and in the future may be, subject to substantial litigation and ongoing litigation that could cause us to incur significant legal expenses, divert management’s attention, and result in harm to our business.
We have been, are, and may in the future become, involved in various legal proceedings, regulatory proceedings and government enforcement actions. Such proceedings may include claims for, or the possibility of, damages or fines and penalties involving substantial amounts of money or other relief, including but not limited to civil or criminal fines and penalties. For example:
•In 2019, the U.S. Attorney’s Office for the Western District of Virginia brought an indictment against the Group in connection with our marketing and promotional practices related to SUBOXONE Film and SUBOXONE Tablet. On July 24, 2020, as part of a global resolution with the U.S. Attorney’s Office for the Western District of Virginia, the DOJ’s Consumer Protection Branch, the FTC, and several U.S. state attorneys general (“Resolution Agreement”), a wholly owned subsidiary of Indivior PLC pleaded guilty to a single count of making a false statement relating to healthcare matters in 2012. DOJ dismissed all charges in the indictment and the Group agreed to pay substantial fines totaling $600 million and agreed to substantial reporting and compliance obligations related to its U.S. operations, among other things.
•In January 2021, the Group announced it had reached an agreement with Reckitt Benckiser Group plc (“RB”) to resolve claims that RB issued in the Commercial Court in London in November 2020, seeking indemnity under the Demerger Agreement entered into on November 17, 2014 between RB and Indivior to effect the Demerger and to govern the relationship between the RB Group and the Indivior Group following the Demerger. Pursuant to the settlement, RB agreed to withdraw the $1.4 billion claim and to release Indivior from any claim for indemnity under the Demerger Agreement relating to the DOJ and FTC settlements which RB entered into in July 2019, as well as other claims for indemnity arising from those matters. Indivior agreed to pay RB a total of $50 million and has agreed to release RB from any claims to seek damages relating to its settlement with the DOJ and the FTC.
•In January 2022, the Group settled a securities law class action brought by holders of our Level 1 American Depository Receipts (ADRs) related to alleged misstatements regarding the marketing of SUBOXONE Film in the U.S. for approximately $2 million.
•In July 2022, the Group settled antitrust, patent infringement, and wrongful injunction claims with the manufacturer of a generic buprenorphine/naloxone film drug product for approximately $72 million.
We are also subject to several significant unresolved matters. For example,
•civil antitrust claims have been filed against us alleging, among other things, that Indivior violated U.S. federal and/or state antitrust and consumer protection laws in attempting to delay generic entry of alternatives to SUBOXONE Tablets, and that Indivior unlawfully acted to lower the market share of these products.
•the Group has been named as a defendant in more than 400 civil lawsuits brought by state and local governments and public health agencies against manufacturers, distributors, and retailers of opioids alleging that they engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market share, as well as individuals alleging personal injury claims.
•In September 2022, certain shareholders issued representative and multiparty claims against the Group in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division generally alleging that the Group violated the UK Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE Tablets to SUBOXONE Film.
•See also "Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 21, Legal Proceedings,” especially at the captions “Antitrust Litigation and Consumer Protection” and “Civil Opioid Litigation” for information regarding additional matters that we believe may be significant to the Group as of the date of the filing of this registration statement.
The amount of time that is required to resolve legal or regulatory proceedings is unpredictable and any litigation or claims against us, even those without merit, may cause us to incur substantial costs, divert management’s attention from the day-to-day operation of our business, and materially harm our stock price and reputation. In addition, we are obligated to indemnify and advance expenses to certain individuals involved in certain of these proceedings. Any adverse judgment in or settlement of any pending or any future litigation could result in significant payments, fines and penalties that could have a material adverse effect on our business, results of operations, financial condition and reputation. Such payments, damages or settlement costs, if any, related to these matters could be in excess of our insurance coverage.
We are also subject to ongoing investigations and information requests. For example, in May 2018, Indivior Inc. received an informal request from the U.S. Attorney’s Office (“USAO”) for the Southern District of New York, seeking records relating to the SUBOXONE Film manufacturing process. Indivior Inc. is discussing with the USAO certain information and allegations that the government received regarding SUBOXONE Film. If, as a result of these or any future investigations, we are found or suspected to have violated any applicable laws and regulations, we may be subject to a variety of fines, penalties, related administrative sanctions, potential exclusion from government healthcare program reimbursement or civil and/or criminal prosecution, any of which could have a material adverse effect on our reputation, business, financial condition, and results of operations.
See “Item 10. Additional Information—Material Contracts” and “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 21, Legal Proceedings” for more information.
We are subject to additional risks because we import, manufacture, and distribute controlled substances.
Our key products, SUBLOCADE long-acting injectable extended-release injection, SUBOXONE Film sublingual film, and SUBOXONE Tablets and SUBUTEX Tablets sublingual tablets, contain the active ingredient buprenorphine. Buprenorphine is a partial agonist opioid. While we market these products for the treatment of opioid use disorder, the use of any opioid is highly stigmatized. Many people who are non-prescribers may fail to distinguish between drugs of abuse and drugs intended for treatment. The lack of differentiation between the types and mechanisms of opioids, like buprenorphine, which is a partial opioid agonist, is widely misunderstood. (Compared to a full agonist, buprenorphine has less maximal euphoric effect than a full agonist, and a ceiling on its ability to cause respiratory depression; the pharmacological profile of buprenorphine allows induction to higher doses at a more rapid rate than would be accomplished with a full opioid agonist.) These perceptions and misunderstandings may cause a variety of problems for the group, including adverse publicity and cause some persons or entities to decline to do business with us. See for example, “We may be subject to adverse public opinion,” and “Failure to retain key personnel or attract new personnel could have an adverse effect on us.
Products designed to treat drug addiction, by their nature, face additional risks. Drug addiction is a difficult environment in which to market our products. Societally, there is a stigma that prevents many persons who suffer from OUD or other types of addiction from coming forward to receive treatment because of potential reputational damage, societal scrutiny, and other factors. Those with OUD suffer from other co-morbidities, including poor general health and mental health issues like schizophrenia, which may impact one’s understanding of the disease or affect their ability to obtain treatment. Other challenges include the misuse, diversion, or abuse of our products. Similarly, drug addiction can result in job loss or unemployment, indebtedness, and criminal problems including incarceration which may make it more difficult for someone to obtain treatment.
Regulators may impose additional requirements because of the nature of our products. Buprenorphine and products containing buprenorphine are classified as Schedule III controlled narcotics in the U.S. by the FDA and similarly restricted by law enforcement authorities in the rest of the world. For example, SUBLOCADE is subject to a REMS which is intended to mitigate risks related to its potential for misuse and diversion. SUBLOCADE operates in a closed distribution system, and can only be distributed through an approved network of specialty pharmacies and distributors, the product may only be administered by a healthcare provider, such as a physician, physician’s assistant, or nurse, under appropriate circumstances (“HCP”), and not dispensed to the patient directly, which has the added complexity of having to have secure storage in a refrigerator on site. An HCP must also qualify and obtain a waiver to prescribe buprenorphine products for OUD and is subject to stepped prescribing limits.
In addition, our products, and certain product candidates we are developing, contain controlled substances as defined in the U.S. Controlled Substances Act (“CSA”). Controlled substances are subject to several requirements and restrictions under the CSA and implementing regulations, including certain registration, security, recordkeeping, reporting, import, export and other requirements administered by the United States Drug Enforcement Agency (the “DEA”). There are also similar laws and regulations in the other jurisdictions where we operate.
Individual states have also established controlled substance laws and regulations. Though state-controlled substance laws often mirror federal law, they may separately schedule our products or our product candidates as well. We or our partners may also be required to obtain separate state registrations, permits or licenses in order to be able to manufacture, distribute, administer or prescribe controlled substances for clinical trials or commercial sale, and a failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law. Further, under DATA 2000, healthcare providers must complete appropriate training and must obtain a federal waiver before prescribing and administering SUBLOCADE in their office-based settings or before prescribing SUBOXONE Film. DATA 2000 also limits the number of patients such healthcare providers may treat.
U.S facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be licensed and must comply with the security, control, recordkeeping and reporting obligations under the CSA, DEA regulations, and corresponding state requirements. In addition, the DEA and state regulatory bodies conduct periodic inspections of certain registered establishments that handle controlled substances. Obtaining and maintaining the necessary registrations and complying with regulatory obligations may result in the delay of the importation, manufacturing, distribution or clinical research of our commercial products and product candidates. Furthermore, a failure to comply with CSA, DEA or state regulations by us or any of our third-party manufacturers can result in regulatory action, which can lead to criminal or civil penalties, the refusal to renew necessary registrations or proceedings to restrict, suspend or revoke applicable registrations.
Further, the APIs in many of our products and product candidates are controlled substances that are subject to regulation in all of the countries in which we market our products. Insufficient importation quotas or assessments for necessary APIs or the failure to obtain or maintain necessary import and export licenses may adversely impact our ability to meet commercial demand or complete clinical trials. For example, an annual importation assessment value for buprenorphine is set by each importing country through the International Narcotics Control Board (the “INCB”). In the U.S., the DEA limits the availability of buprenorphine and may limit the availability of active ingredients in other product candidates. As a result, our importation assessment for buprenorphine in the countries in which we market our products may not be sufficient to meet commercial demand or to complete clinical trials for buprenorphine-based and other product candidates.
In the U.S., for a new drug, the DEA may not establish an importation assessment following FDA approval of an NDA for a controlled substance until after the DEA reviews and provides for public comment on the labeling, promotion, risk management plan and other documents associated with such product, which may result in significant delays in obtaining an importation assessment for controlled substances, a reduction in the assessment issued to us or the elimination of an assessment entirely. Any delay or refusal by the DEA or a similar non-U.S authority in establishing our importation assessment for controlled substances, any importation assessment that is established but which is insufficient for our purposes, or any failure to obtain or maintain the necessary import and export licenses from the relevant authorities, could delay, stop or affect clinical trials, product launches or sales of products, which could have a material adverse effect on our business, financial condition, and results of operations.
Further, the APIs in many of our products and product candidates are controlled substances that are subject to regulation in all of the countries in which we market our products The shipment of pharmaceutical products that contain controlled substances, including certain of our products and product candidates, require import and export licenses from relevant authorities. We may not be granted or, if granted, may not maintain, such licenses. Even if we maintain such licenses, shipments may be held up in transit, which could cause significant delays and may lead to product batches being stored outside required the temperature ranges. Inappropriate storage may damage the product shipment resulting in a partial or total loss of revenue from one or more shipments of our products and product candidates and necessary APIs. A partial or total loss of revenue from one or more such shipments could have a material adverse effect on our business, results of operations and financial condition.
Products containing opioids often require a risk evaluation and mitigation strategy (a “REMS”) to mitigate potential risks which may be associated with the use of a product and to inform patients and prescribers of those risks. For example, the FDA requires a REMS for SUBLOCADE and SUBOXONE

Film, and other products that we sell in the future may become subject to a REMS specific to the product or shared with other products in the same class of drug. The cost to implement the REMS may be high, which may in turn have a material adverse effect on our business, financial condition, and results of operations.
We are subject to risks related to the manufacture and distribution of our products globally and must meet stringent current Good Manufacturing Practices.
All facilities and manufacturing techniques used for the manufacture of our products must be operated in conformity with the mandatory manufacturing standards (often referred to as cGMP) of the FDA, the UK Medicines and Healthcare products Regulatory Agency (“MHRA”), the Irish HPRA, and other regulatory authorities. Manufacturing facilities are subject to periodic unannounced inspections by the FDA, MHRA, HPRA, and other regulatory authorities. Failure to comply with applicable legal and regulatory requirements, and with the manufacturing details filed as part of our marketing authorization, subjects our manufacturing facilities or the facilities of our third-party manufacturers to possible legal or regulatory action, such as inspectional observations (e.g., Form FDA 483 notices), warning letters, suspension of manufacturing, product seizure, withdrawal of the product from the market, administrative, civil and criminal penalties, among other enforcement remedies. Therefore, such enforcement actions may adversely affect our ability to manufacture, or our third-party suppliers’ ability to supply, finished products.
Also, the manufacturing and distribution of our products globally are highly exacting and complex, due in part to strict regulatory and manufacturing requirements. Problems may arise during manufacturing and distribution for a variety of reasons, including but not limited to equipment malfunction, failure to follow specific protocols and procedures, failure to follow and provide oversight in cGMP, defective raw materials, product theft or diversion within our legal chain of custody, restricted supply of raw materials or components due to geopolitical disruption or pandemic, and environmental factors.
Our manufacturing facilities also maintain high direct and indirect labor costs due to the complexity of our manufacturing processes, often requiring specialized personnel. As such labor costs are largely fixed, we are unable to offset such costs if we experience any interruptions or delays in the manufacturing process, product or regulatory approval delays or product suspensions or recalls. In addition, any significant personnel shortages at our manufacturing facilities, whether temporary or prolonged, including due to the COVID-19 pandemic and related mandates, testing protocols or restrictions or shortages related to the labor market more broadly, may cause significant interruptions to our manufacturing facilities and to our supply of products.
We have either a single or dual source of supply for the raw materials, product components, and drug products used in most of our marketed products, drug product candidates under development, and their respective APIs (including buprenorphine). Single sourcing puts us at risk of a potential interruption to supply in the event of manufacturing, quality or compliance difficulties.
In the event of any supply chain disruption or product quality issues, our suppliers or third-party manufacturers may not have contingency plans in place that enable them to continue to supply or manufacture our products within contractual deadlines or at all. If any of our suppliers or third-party manufacturers fails or refuses to supply us for any reason, it would take a significant amount of time and expense to implement and execute the necessary technology and design transfer to, and to qualify, a new supplier or manufacturer, as applicable. Often, as a general guide, this transfer time averages 24 months and is based on several factors. The FDA and similar international or national regulatory bodies must approve our filings which identify the manufacturers of the active and inactive pharmaceutical ingredients and certain packaging materials used in our products. If there are delays in qualifying new suppliers or facilities or a new supplier is unable to meet FDA’s or similar international regulatory body’s requirements for approval, there could be a shortage of the affected products for the marketplace or for use in clinical studies, or both, which could negatively impact our anticipated revenues and could potentially cause us to breach contractual obligations with customers or to violate local laws requiring us to deliver the product to those in need. Any delay in supplying, or any failure or refusal to supply, products to, or delays in manufacturing by, our suppliers, or any catastrophe or natural or man-made disaster affecting such third-party manufacturing facilities or suppliers, could result in our inability to meet current and future state commercial demands for our products, which in turn could materially adversely affect our business, prospects, results of operations and financial condition. The Group’s supply monitoring and contingency planning processes include proactive management of inventories throughout the supply-to-patient delivery process and initiatives to identify and qualify alternative sites and/or suppliers. Despite these mitigating measures, if major delays, interruptions, or quality events occur at those contracted suppliers, contracted manufacturers, or packaging organizations, the delivery of products to our patients could be significantly disrupted, which could materially adversely affect the sales of our products and accompanying revenues. Further, any interruption in supply could result in delays in meeting our contractual obligations and could damage our relationships with our licensees, including the loss of manufacturing and supply rights and/or revenues.
We receive substantial revenue from our key proprietary products and our success depends on our ability to successfully commercialize such products.
Sales of our proprietary products comprise an increasingly significant portion of our revenues. We developed SUBOXONE Film and SUBLOCADE for the treatment of OUD, and PERSERIS for the treatment of schizophrenia. Our success depends in large part on our ability to continue to successfully manufacture and commercialize such products in the complex markets into which they are sold. A number of our products, such as SUBOXONE Film, SUBOXONE Tablets, and SUBUTEX Tablets, are subject to substantial competition from generics and revenues from these products are declining, which increases the importance of SUBLOCADE. Further, we agreed in the Resolution Agreement to no longer employ a sales force to promote or sell SUBOXONE in the U.S. Any significant negative developments relating to these products could have a material adverse effect on our revenues from these products and, in turn, on our business, financial condition, cash flows and results of operations and the market price of our ordinary shares.
In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position. If we fail to stay at the forefront of technological change to create and develop product candidates, we may be unable to compete effectively. Our competitors or technological change may render limit the commercial value of our products or product candidates by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages of our proprietary products and product candidates.
Our ability to generate revenues from our products is subject to attaining significant market acceptance among physicians, other qualified HCPs, patients, specialty distributors, and healthcare payors and our ability to successfully develop and execute commercialization strategies for each of our products. Failure to do so would adversely impact our financial condition and prospects.
A substantial majority of our resources are focused on the commercialization of our current products. Our current products, and other products or product candidates that we may develop or acquire, may not attain market acceptance among physicians and other HCPs with an appropriate waiver to administer our products, patients, specialty distributor, healthcare payors or the medical community. Some of our products, in particular SUBLOCADE and PERSERIS, have not been on the market for an extended period of time, which subjects us to numerous risks as we attempt to increase our market share. If any of our commercial strategies are unsuccessful or we fail to successfully modify our strategies over time due to changing market conditions, our ability to increase market share for our products, grow revenues and sustain profitability will be harmed.
We believe that the degree of market acceptance and our ability to generate revenues from our products will depend on several factors, including:
•the timing of market introduction of our products as well as competitive products;
•our ability to manufacture in sufficient quantities in compliance with requirements of regulatory agencies and at acceptable quality and pricing levels in order to meet commercial demand and where applicable demand for samples;
•our ability to secure formulary approvals for products at a substantial number of targeted hospitals and OHSs and CJSs;
•our ability to implement and maintain agreements with wholesalers and distributors on commercially reasonable terms, and their performance, over which we have limited control;
•our ability to receive adequate levels of coverage and reimbursement for products from commercial health plans and government health programs;
•our ability to train, deploy and support a qualified field-facing team which includes a sales force, a managed care team, account teams that target Organized Health Systems (“OHSs”) and criminal justice systems (CJS), as well as a channel team;
•market demand for our products through our marketing and sales activities and other arrangements established for their promotion;
•the efficacy and safety of our products;
•potential or perceived advantages or disadvantages of our products over alternative treatments, including the cost of treatment and relative convenience and ease of administration;
•the prevalence of the disease or condition for which the product is approved and the projected growth of the markets in which our products compete;
•the effect of current and future healthcare laws and legislation and regulation controlling the conditions of treatment and the distribution of the products for OUD treatments;
•the extent to which physicians diagnose and treat the conditions that our products are approved to treat, physicians’ willingness to prescribe the product, and our ability to educate physicians with respect to new products;
•the prevalence and severity of any side effects;
•the price of our products, both in absolute terms and relative to alternative treatments;
•impact of past and limitation of future product price increases;
•the extent and duration of the pandemic, including the extent to which physicians and patients delay visits or writing or filling prescriptions for our products and the extent to which operations of healthcare facilities, including infusion centers, are reduced;
•product labeling or product insert requirements of the FDA, or other regulatory authorities;
•the nature of any post-approval risk management plans mandated by regulatory authorities; see “We are subject to additional risks because we import, manufacture, and distribute controlled substances,” and

•acceptance by patients, physicians and applicable specialists.
Any factors preventing or limiting the market acceptance or commercialization of our products could have a material adverse effect on their sales and hence our business, results of operations and financial condition.
Our revenues may decrease or grow at a slower than expected rate due to many factors.
We cannot be assured that our products will be, or will continue to be, accepted in the U.S. or markets outside the U.S. or that we will be able to maintain or increase sales of our products. Factors that may cause revenues from our products to grow at a slower than expected rate, decrease or cease altogether, include, among others:
•the perception of physicians and other members of the healthcare community as to our products’ safety and efficacy relative to that of competing products and the willingness or ability of physicians and other members of the healthcare community to prescribe, dispense and/or administer, and patients to use, our products;
•unfavorable publicity concerning us, our products, similar classes of drugs or the industry generally;
•the cost-effectiveness of our products, the impact of price changes in the market, and the reimbursement policies of government and third-party payors;
•the cost and availability of raw materials necessary for the manufacture of our products;
•the successful manufacture of our products on a timely and cost-effective basis;
•the size of the markets for our products, and patient and physician satisfaction with our products;
•significant changes in the competitive landscape for our products, including any approval of generic versions of our products or other branded products that may compete with our products;
•adverse event information relating to our products or to similar classes of drugs;
•changes to the product labels of our products, or of products within the same drug classes, to add significant warnings or restrictions on use;
•our continued ability to engage third parties to package and/or distribute our products on acceptable terms;
•regulatory developments and actions related to the manufacture, commercialization or continued use of our products, including FDA actions such as the issuance of a REMS or warning letter, or conduct of an audit by the FDA or another regulatory authority in which a manufacturing or quality deficiency is identified;
•the extent and effectiveness of the sales, marketing and distribution support for our products, including our licensees’ decisions as to the timing and volume of product orders and shipments, the timing of product launches, and product pricing and discounting;
•disputes with our licensees relating to the use of our technology in, and marketing and sale of, products from which we received, or are currently receiving, manufacturing and/or royalty revenue, and the amounts to be paid with respect to such products;
•exchange rate valuations and fluctuations;
•U.S. and global political changes and/or instability, and any related changes in applicable laws and regulations, that may impact resources and markets for our products; and

•the potential negative impact of current and future healthcare laws and legislation and regulation controlling the conditions of treatment and the distribution of the product including, with respect to OUD treatments, new governmental or regulatory guidelines or policies limiting the prescription of opioids to patients.
We operate in a highly competitive industry, which includes companies with greater resources, including larger R&D and sales organizations, and more experience working with large and diverse product portfolios, than us. The approval and launch of generic or branded products that compete with SUBLOCADE, SUBOXONE Film, SUBOXONE Tablet, and SUBUTEX Tablet could have a material adverse effect on our business, prospects, results of operations and financial condition.
The manufacture and sale of pharmaceuticals are highly competitive. Our competitors may have substantially greater financial, operational and human resources than we do. Companies with more extensive resources and larger research and development expenditures have a greater ability to fund clinical trials and other development work necessary for regulatory applications. There is also a risk that our competitors may launch competing products before we are able to complete all of the regulatory milestones required to launch our own product. Competitors may also have a greater ability to offer higher rebates, discounts, chargebacks or other incentives to gain commercial advantage, and may be more successful than us in acquiring or licensing new products for development and commercialization.
Smaller or earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. If any product that competes with one of our products or product candidates is approved, our sales of that product could decrease, the effect of which would be heightened by our product and geographic concentration, which could have an adverse impact on our business, prospects, results of operations and financial condition.
In addition, many pharmaceutical companies are able to deploy more personnel to market and sell their products than us. Each of our sales representatives is responsible for a territory of significant size. The continued growth of our current products and the launch of any future products may require the expansion of our sales force and sales support organization internationally and we may need to commit significant additional funds, management and other resources to the growth of our field organization. We may not be able to achieve any such necessary growth in a timely or cost-effective manner or at all or realize a positive return on our investment. Likewise, if our R&D organization is not appropriately sized to effectively develop our current pipeline and future pipeline projects, the commercial net present value of our current pipeline and any future pipeline projects may be diminished. This in turn could materially and adversely affect our business prospects, results of operations, and financial position. Critically, investment in a novel asset pipeline is required to ensure the sustainability of Indivior through the launch of new medicines as our existing products face increasing competition through generics and alternatives.
The pharmaceutical and biotechnology industries are also characterized by continuous product development and technological change. Our products could, therefore, be rendered obsolete or uneconomic through the development of new products with unique advantages (including, e.g., new chemical entities that may be safer, more effective or more convenient than our products) or by technological advances in manufacturing or production by our competitors. In particular, several of our branded products face competition from generic products in key markets as well as competition from alternative products to treatments. Among other things, competition could continue to require us to increase further the level of rebates and other offsets to gross revenues, particularly in our U.S. operations, and could impact potential volume growth of any particular product, which could reduce our net revenues and therefore our results of operations in future periods.
Branded Products
The introduction of branded products that compete with our products may lead to a loss of sales of our products and/or a decrease in the price at which our products can be sold. For example,

SUBLOCADE is patent protected in the U.S., Australia, Canada, Europe (UK (including Ireland), France, Germany, Italy, Spain, Denmark, Finland, Norway, the Netherlands, Switzerland, and Sweden), Israel, Japan, Mexico and New Zealand. However, Camurus, in partnership with Braeburn Pharmaceuticals, Inc., has sought FDA approval of its long-acting injectable buprenorphine product which would compete with SUBLOCADE in the U.S. Additionally, we expect that Braeburn may eventually seek approval in Canada. This product is already well established in the Nordics (Norway, Sweden, Finland, and Denmark) and Australia, and is available in additional countries. We expect it to be available in the U.S. eventually. Any of the foregoing competitive developments could have a material adverse effect on our business, prospects, results of operations and financial condition. Among other things, developments of this nature have in the past, and could in the future, require the Group to increase further the level of rebates and other offsets to gross revenues, particularly in its U.S. operations, as well as impact potential volume growth of any affected products, which, in turn, could reduce net revenues and, therefore, its results in future periods.
Generic Products
The introduction of generic products typically leads to a loss of sales of the branded product and/or a decrease in the price at which branded products can be sold, particularly when there is more than one generic product available in the market. In addition, legislation enacted in the U.S. allows for the dispensing of generic products and, in some instances, the dispensing of generic products rather than branded products may be required (in the absence of specific instructions from the prescribing physician). Our SUBOXONE Film product already faces three generic competitors in the U.S., and a fourth competitor received approval for its product in May 2022 but has not yet launched. We have seen our market share of SUBOXONE Film decline from approximately 80% when launched, to 53% due to generic tablets and branded competition. More recently, upon entry of generic competition, our market share has fallen to approximately 19% today, and we expect further declines if another competing product becomes available. Additionally, we no longer promote SUBOXONE Film in the U.S. and no longer market our SUBUTEX Tablets in the U.S. See also “Note 21—Legal Proceedings—DOJ Resolution” of “Item 18. Financial Statements—Audited Consolidated Financial Statements.” We generally face generic competition globally for these products. For a detailed discussion of the competition that we face with respect to our current marketed products, technology platforms and product indications, please see the section entitled “Competition” in “Item 4.B. – Business Overview” in this registration statement. If we are unable to compete successfully in this highly competitive industry, our business, financial condition, cash flows and results of operations could be materially adversely affected.
Some of our pharmaceutical pipeline and our commercial product sales rely on collaborations with third parties, which may adversely affect the development and sale of our products.
We depend on alliances with other companies, including pharmaceutical and biotechnology companies, vendors and service providers, for the development of a portion of the products in our pharmaceutical pipeline and for the commercialization and sales of certain of our commercial products. For example, we have collaborations with third parties under which we share development rights, obligations and costs and/or commercial rights and obligations. See “Item 4. Information on the Company—Long-Term Pipeline.”
Our agreements with development partners typically require substantial up-front investments, potential milestone or option payments, and royalties on net sales to the development partner. Failures by these parties to meet their contractual, regulatory, or other obligations to us or any disruption in the relationships between us and these third parties, could have a material adverse effect on our pharmaceutical pipeline and business. In addition, our collaborative relationships for R&D and/or commercialization and sales often extend for many years and have given, and may in the future give, rise to disputes regarding the relative rights, obligations and revenues of us and our collaboration partners, including the ownership or prosecution of intellectual property and associated rights and obligations. This could result in the loss of intellectual property rights or protection, delay the development and sale of potential pharmaceutical products, affect the effective sale and delivery of our commercialized products and lead to lengthy and expensive litigation, administrative proceedings or arbitration.
Also, there is a trend in the specialty pharmaceutical industry of seeking to “outsource” drug development by acquiring companies with promising drug candidates. We face substantial competition from historically innovative companies, as well as companies with greater financial resources than us, for such acquisition targets.
Clinical trials for the development of products, including our key pipeline products, may be unsuccessful and our product candidates may not receive authorization for manufacture and sale.
Before obtaining regulatory approvals for the commercial sale of each product under development, we must demonstrate, through pre-clinical, clinical and other studies, that the product is safe and effective for the claimed use or uses, and also demonstrate that the product is of appropriate quality. No assurance can be provided that a clinical study will demonstrate that a particular product candidate safely provided hypothesized benefits.
Also, the development process takes many years and can be very expensive. The number and duration of pre-clinical studies and clinical trials that are required vary depending on the product candidate, the indication being evaluated, the trial results and the regulations applicable to the particular product candidate. Such clinical and other studies can be delayed or halted for a variety of reasons, including:
•challenges in identifying clinical development pathways, including appropriate clinical trial protocol design, particularly where there is no regulatory precedent;
•delays or failures in obtaining regulatory authorization to commence a trial because of safety concerns of regulators relating to our product candidates or similar product candidates of our competitors or failure to follow regulatory guidelines;
•delays or failures in obtaining clinical materials and sufficient quantities of the product candidate for use in trials;
•delays or failures in reaching an agreement on acceptable terms with prospective study sites;
•delays or failures in obtaining approval of our clinical trial protocol from an institutional review board or ethics committees to conduct a clinical trial at a prospective study site;
•delays in identifying, recruiting, or enrolling patients to participate in a clinical trial;
•failure of clinical investigators to comply with FDA and other regulatory agencies’ good clinical practice (“GCP”) requirements;
•unforeseen safety issues, including negative results from ongoing pre-clinical studies and adverse events associated with product candidates;
•inability to monitor patients adequately during or after treatment;
•difficulty monitoring multiple study sites;
•failure of our third-party research organizations or clinical investigators to satisfactorily perform their contractual duties, comply with regulations or meet expected deadlines;
•disagreements with collaborative partners on the planning and execution of product development; or
•insufficient funds to complete the trials.

AEF0117(Synthetic CB1 Specific Signaling Inhibitor) is currently undergoing a Phase 2b study, and INDV-2000 (Selective Orexin-1 Receptor Antagonist) has completed a Phase 1 Single Ascending Dose (SAD) study and a Multiple Ascending Dose study began in September 2022. However, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and therefore these product candidates may fail to show the desired safety and efficacy in later clinical trials despite having progressed successfully through initial clinical testing. In that case, the FDA or the equivalent regulatory authority in jurisdictions outside the U.S. may determine our data are not sufficiently compelling to warrant marketing approval and may require us to engage in additional clinical trials or provide further analysis which may be costly and time-consuming and substantially delay the receipt of such regulatory approval (which may delay the launch of any potential product).
Additionally, INDV-1000 (Selective GABAb Positive Allosteric Modulator) is in the pre-clinical stage.
For example, regulatory approval of one of our non-opioid OUD treatments was delayed due to a clinical hold originating with concerns related to a third-party’s product, rather than our own product.
Many companies in the pharmaceutical industry have suffered significant setbacks in drug development and there can be no guarantee that FDA approval will ultimately be obtained for any given product.
Further, the COVID-19 pandemic has caused certain delays in the execution of our internal and third-party clinical and/or chemistry, manufacturing and controls (CMC) studies such as patient enrollments in clinical trials and CMC operations. If these effects become more severe, we could experience more significant disruptions to our clinical development programs.
Even if the clinical trials of any product under development were to be completed, they may not demonstrate the quality, safety and efficacy required to result in an approvable or marketable product which would delay or prevent regulatory approval of the product. In addition, regulatory authorities in Europe, the U.S., and other countries may require additional studies, which could result in increased costs and significant development delays, or termination of a project if it would no longer be economically viable.
We rely on third parties to conduct our clinical trials, and if they do not properly and successfully perform their legal and regulatory obligations, as well as their contractual obligations to us, we may not be able to obtain regulatory approvals for our product candidates within the timeframes currently envisaged, or at all and may be exposed to regulatory sanctions.
We rely on contract research organizations and other third parties to assist in designing, managing, monitoring and otherwise carrying out our clinical trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, may not be able to prevent delays, interruptions, or other issues with respect to the clinical trials conducted by such third parties. If we, contract research organizations, other third parties assisting us or our study sites fail to comply with applicable GCP requirements, the clinical data generated in the relevant clinical trials may be deemed unreliable and the FDA or its non-U.S. counterparts may require us to perform additional clinical trials before approving our marketing applications.
In addition, clinical trials must be conducted with products manufactured, labeled and supplied under the FDA’s and non-U.S. regulatory agencies’ current good manufacturing practices (“cGMP”) regulations and in strict compliance with local regulatory requirements (e.g., compliance with Investigational New Drug (IND) application in the U.S., Clinical Trial Application (CTA) in Europe, etc.). Our failure, or the failure of third parties conducting clinical trials on our behalf, to comply with these regulations may require us to repeat or redesign clinical trials, which would delay the regulatory approval process or expose us to regulatory sanctions.
If our clinical trials do not meet regulatory requirements, or if the third parties conducting our clinical trials need to be replaced, our clinical trials may be extended, delayed, suspended or terminated. In addition, any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trials, and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. If any of these events occur, we may not be able to obtain regulatory approval for our product candidates or succeed in our efforts to create approved line extensions for our existing products or generate additional useful clinical data in support of these products, which would adversely affect our business, prospects, results of operations and financial condition.
Failure to retain key personnel or attract new personnel could have an adverse effect on us.
We rely upon several key executives and employees who have an in-depth and long-term understanding of the industry and the disease space and our technologies, products, programs, collaborative relationships and strategic goals. Key personnel includes experienced employees with specific expertise and the ability to compliantly interact with healthcare providers, key opinion leaders, and key decision makers across the healthcare industry.
In particular, we must compete with other pharmaceutical and life sciences companies to recruit, hire, train and retain sales and marketing personnel as well as research and development personnel. Competition for such personnel in the pharmaceutical and biotechnology industries is intense, and there can be no assurance that we will be able to recruit or retain such personnel. If our sales force and sales organization are not appropriately sized to promote any current or potential future products adequately, the commercial potential of our current products and any future products may be diminished. The inability to recruit, hire, train and retain research and development personnel could negatively affect our ability to formulate and develop new products.
We do not carry “key person” insurance. The loss of the services of any of our key executives or employees could delay or prevent the successful completion of some of our vital activities. Any employee may terminate his or her employment at any time without notice or with only short notice and without cause or good reason. The resulting loss of institutional knowledge may have a material adverse effect on our operations and future growth.
The current industry-wide challenging labor environment may have a potential negative impact on the Group’s attrition rate and its ability to recruit for certain key positions in some geographies. We have attempted to mitigate this by establishing various tools, including development, performance management and reward programs, to develop, retain, and recruit key personnel, but there can be no assurance that we will be successful.
As a result of the above factors, any failure to retain key personnel or attract new personnel could have a material adverse effect on our business, prospects, results of operations and financial condition.
Revenues generated by sales of our products depend on the availability from third-party payors for reimbursement for our products and the extent of cost-sharing arrangements for patients (e.g., patient co-payment, co-insurance, deductible obligations) and cost-control measures imposed, and any reductions in payment rate or reimbursement or increases in our or in patients’ financial obligation to payors could result in decreased sales of our products and/or decreased revenues.
In both U.S. and non-U.S. markets, sales of our products depend, in part, on the availability of reimbursement from third-party payors such as state and federal governments, including Medicare and Medicaid in the U.S. and similar programs in other countries, managed care providers and private insurance plans. Deterioration in the timeliness, certainty and amount of reimbursement for our products, the existence of barriers to coverage of our products, increases in our financial obligation to payors, including government payors, limitations by healthcare providers on how much, or under what circumstances, they will prescribe or administer our products or unwillingness by patients to pay any required co-payments, or deductible amounts, could reduce the use of, and revenues generated from, our products and could have a material adverse effect on our business, financial condition, cash flows and results of operations.
For example, when generic versions of a product are available, payors may impose access restrictions on the branded product, such as requiring prior authorization, imposing high patient co-pays, or precluding coverage altogether. In some cases, similar restrictions might apply when a therapeutic alternative is available. In addition, when a new product is approved, the availability of government and private reimbursement, any applicable coverage restrictions and the amount of reimbursement are all uncertain. The prices for certain of our products, when commercialized, may be high compared to other pharmaceutical products. As a result, we may encounter difficulty in obtaining satisfactory pricing and reimbursement for our new products. The failure to obtain and maintain pricing and reimbursement at satisfactory levels for our products may adversely affect our results of operations and prospects.
In the U.S., federal and state legislatures, health agencies and third-party payors continue to focus on containing the cost of healthcare, including by comparing the effectiveness, benefits and costs of similar treatments. Any adverse findings for our products may reduce the extent of reimbursement for our products. Economic pressure on state budgets may also result in states increasingly seeking to limit coverage or payment for drugs, including but not limited to price control initiatives, discounts and other pricing-related actions. Over the past several years, several states have enacted drug pricing transparency laws that require companies to report on drug price increases and justify how drug prices were set, and we expect additional state or federal drug pricing initiatives to be proposed and enacted in the future. In addition, state Medicaid programs are increasingly requesting that manufacturers pay supplemental rebates and require prior authorization by the state program for use of any drug. Managed care organizations continue to seek price discounts and, in some cases, impose restrictions on the coverage of particular drugs. Government efforts to reduce Medicaid expenses may lead to increased use of managed care organizations by Medicaid programs, which may in turn result in managed care organizations influencing prescription decisions for a larger segment of the population and a corresponding constraint on prices and reimbursement for our products. Further, on August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, or IRA, which, among other things, requires the HHS Secretary to negotiate, with respect to Medicare units and subject to a specified cap, the price of a set number of certain high-spend drugs and biologicals per year starting in 2026, penalizes manufacturers of certain Medicare Parts B and D drugs for price increases above inflation, and makes several changes to the Medicare Part D benefit, including a limit on annual out-of-pocket costs, and a change in manufacturer liability under the program that could negatively affect us. Congress continues to examine various policy proposals that may result in pressure on the prices of prescription drugs in government health programs.
In addition, the outcome or settlement of litigation could impact the practices of healthcare providers and patients, and the policies and practices of third-party payors, including Medicare, Medicaid, managed care providers and private insurance plans. For example, the Group has been named as a defendant in a federal multi-district opioid litigation. One or more defendants in the litigation have offered large volumes of a competing product free of charge to state plaintiffs as settlement compensation, which, if agreed to and approved, could negatively impact state reimbursement policies, healthcare provider practices, and patient access to alternative FDA-approved medications to generic buprenorphine. The litigation and negative media attention may cause wholesalers to refrain from purchasing buprenorphine products from us, and may cause other business partners to decline to do business with us, which in turn could materially and adversely affect our business and financial condition.
In Europe and many other countries, government-sponsored healthcare systems are the primary payors for healthcare expenditures, including payment for drugs. We expect that these countries will continue to act to reduce expenditure on drugs, including mandatory price reductions, patient access restrictions, suspensions of price increases, increased mandatory discounts or rebates, preference for generic products, reduction in the amount of reimbursement and greater importation of drugs from lower-cost countries. Any such cost-control measures would likely reduce our revenues. In addition, certain countries set prices by reference to the prices in other countries where our products are marketed. Thus, the inability to secure adequate prices in a particular country may not only limit the marketing of products within that country, but may also adversely affect the ability to obtain acceptable prices in other markets.
There can be no assurance that our products will obtain favorable reimbursement status in any country. The failure to obtain and maintain reimbursement, or an adequate level of reimbursement, for our products may have a material adverse effect on our business, prospects, results of operations and financial condition.
The clinical study or commercial use of our products may cause unintended side effects or adverse reactions, or incidents of misuse may occur, which could adversely affect our products, business and share price.
The administration of drugs to humans carries the inherent risk of product liability claims whether or not the drugs are actually the cause of an injury. Our products may cause, or may be perceived to have caused, injury or dangerous drug interactions or may produce undesirable or unintended side effects, and we may not learn about or understand those effects until the products have been administered to study participants or patients for a prolonged period of time. Additionally, incidents of product misuse may occur. We cannot be certain that the clinical or commercial use of our products will not produce undesirable or unintended side effects that have not been evident in the use of, or in clinical trials conducted for, such products to date.
These events, among others, could result in product recalls or additional regulatory controls (including additional regulatory scrutiny, a risk evaluation and mitigation strategy (“REMS”) and requirements for additional labeling) or product liability claims. Our product liability insurance coverage may be inadequate to satisfy liabilities that arise, we may be unable to obtain adequate coverage at an acceptable cost or at all or our insurer may disclaim coverage as to a future claim. This could prevent or limit the development or commercialization of our products. In addition, the reporting of adverse safety events involving our products, including instances of product misuse, and public rumors about such events could cause our product sales or share price to decline or experience periods of volatility. These types of events could have a material adverse effect on our business, financial condition, cash flows and results of operations.
We use hazardous materials in our manufacturing facilities, and any claims relating to the improper handling, storage, release or disposal of these materials could be time-consuming and expensive.
Our operations are subject to complex and increasingly stringent environmental, health and safety laws and regulations in the countries where we operate and, in particular, in the U.K. and U.S. where we have manufacturing and R&D facilities. The costs of compliance with environmental, health and safety laws and regulations are significant. If an accident or contamination involving pollutants or hazardous substances occurs, an injured party could seek to hold us liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance with sufficient coverage on acceptable terms, or at all. Costs, damages and/or fines may result from the presence, investigation and remediation of such contamination at properties currently or formerly owned, leased or operated by us or at off-site locations, including where we have arranged for the disposal of hazardous substances or waste. In addition, we may be subject to third-party claims, including for natural resource damages, personal injury and property damage, in connection with such contamination. We have developed and implemented a proprietary risk mitigation program to preemptively identify and address environmental, health, safety and security risks; however, there can be no assurance that a violation of current or future environmental, health or safety laws or regulations will not occur. Any violations, even if inadvertent or accidental, or the cost of compliance with any resulting order, fine or liability that may be imposed, could materially adversely affect our business, financial condition, cash flows and results of operations.

If we fail to develop or acquire other new products or compounds for development, our business, prospects, results of operations and financial condition could be materially adversely affected.
A key element of our long-term strategy is to develop or acquire and commercialize a portfolio of other products or product candidates in addition to our current products, through business or product acquisitions. Because we dedicate only a small portion of our own resources towards proprietary drug discovery, the success of this strategy depends in large part upon the combination of our regulatory, development and commercial capabilities and expertise and our ability to identify, select and acquire approved or clinically enabled product candidates for therapeutic indications that complement or augment our current products, or that otherwise fit into our development or strategic plans on terms that are acceptable to us. For example,
•In June 2021, we acquired an exclusive option for AEF0117, a first-in-class synthetic CB1-specific signaling inhibitor designed to treat cannabis-related disorders from the French company Aelis Farma.
•We are developing INDV-2000 (Selective Orexin-1 Receptor Antagonist), a non-opioid treatment for moderate to severe opioid use disorder, in partnership with C4X Discovery.
•We are developing INDV-1000 (Selective GABAb Positive Allosteric Modulator) for the treatment of alcohol use disorder in partnership with ADDEX therapeutics.
See “Item 4.B. Business Overview—Long Term Pipeline,” for more information.
Identifying, selecting and acquiring promising products or product candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a particular product or product candidate, potentially resulting in a diversion of our Management’s time and the expenditure of our resources with no resulting benefit. In addition, we face substantial competition from historically innovative companies, as well as companies with greater financial resources than us, for such acquisition targets. If we are unable to identify, select and acquire suitable products or product candidates from third parties or acquire businesses at valuations and on other terms acceptable to us, or if we are unable to raise the capital required to acquire businesses or new products, our business and prospects will be limited.
In addition, any growth through business development will depend upon us identifying and obtaining product candidates, our ability to develop those product candidates and the availability of funding to acquire, complete the development of, obtain regulatory approval for and commercialize these product candidates. We may not be able to successfully manage the risks or other anticipated and unanticipated problems in connection with an acquisition or in-licensing, and may not be able to realize the anticipated benefits of any acquisition or in-licensing for a variety of reasons, including the possibility that a product candidate proves not to be safe or effective in later clinical trials, a product fails to reach its forecast commercial potential or the integration of a product or product candidate gives rise to unforeseen difficulties and expenditures. It is common for multiple products and product candidates to be evaluated for the same indication by multiple parties at the same time, and we cannot predict whether our products’ forecasted commercial potential will come to fruition. Any failure in identifying and managing these risks and uncertainties effectively would have a material adverse effect on our business, prospects, results of operations and financial condition.
Moreover, any product candidate we acquire may require additional, time-consuming development or regulatory efforts prior to commercial sale or prior to expansion into other indications, including pre-clinical studies if applicable, and extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risk of failure that is inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective or desired than other commercially available alternatives. Any failure in identifying and managing these risks and uncertainties effectively would have a material adverse effect on our business, prospects, results of operations and financial condition.
Acquisitions, partnerships, joint ventures, dispositions, and other business combinations or strategic transactions involve several inherent risks, any of which could result in the benefits anticipated not being realized and could have an adverse effect on our business, financial condition, and results of operations.
Acquisitions are an important part of our growth model and we regularly consider and enter into strategic transactions, including mergers, acquisitions, investments and other growth, market and geographic expansion strategies, with the expectation that these transactions will result in increases in sales, cost savings, synergies and various other benefits.
We may not realize any anticipated benefits from such transactions or partnerships, or any future ones, we may be exposed to additional liabilities or compliance violations of any acquired business or joint venture and we may be exposed to litigation in connection with any transaction. Furthermore, we may have trouble identifying suitable acquisition targets in the future. Our ability to deliver the expected benefits from any strategic transactions is subject to numerous uncertainties and risks, including our acquisition assumptions; our ability to integrate personnel, labor models, financial, supply chain and logistics, IT and other systems successfully; disruption of our ongoing business and diversion of management time; the need to hire additional Management and other critical personnel; and increasing the scope, geographic diversity and complexity of our operations.
In addition, the integration of acquired businesses may create complexity in our financial systems and internal controls and make them more difficult to manage or cause us to fail to meet our financial reporting obligations. Any impairment of goodwill or other assets acquired in a strategic transaction or charges to earnings associated with any strategic transaction as well as any failure by the acquired business to produce the expected margins or cash flows, may materially reduce our profitability. Furthermore, we may finance these strategic transactions by incurring additional debt or raising equity, which could increase leverage or impact our ability to access capital in the future.
The pending acquisition of Opiant may not close as expected, and we may not achieve the contemplated benefits from the Opiant acquisition.
On November 13, 2022, certain of our subsidiaries entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Opiant Pharmaceuticals, Inc. (“Opiant”), a specialty pharmaceutical company developing medicines for addictions and drug overdose, pursuant to which Opiant would become our wholly owned subsidiary (the “Merger”). The Merger is subject to numerous conditions, including shareholder approval by Opiant’s shareholders and regulatory approvals, and there is no assurance that all of such conditions will be satisfied. The Merger is also subject to termination in certain circumstances and there is a possibility that competing acquisition proposals will be made. We may also become subject to litigation in connection with the Merger. Accordingly, there can be no assurance that we will complete the Merger on the timeframe contemplated or at all.
If the pending merger with Opiant closes, we may not achieve the anticipated benefits from the transaction. We can give no assurance with respect to the drugs in Opiant’s pipeline or with respect to our ability to successfully commercialize any of Opiant’s products. Opiant’s products, including its lead development product candidate OPNT003, may not obtain approval from the FDA or otherwise necessary for commercialization. The integration of Opiant may not occur as expected, including the integration of personnel, information technology and other systems, and the requirements of integration could disrupt our ongoing business or require the diversion of Management time. The requirements to pay cash pursuant to the Contingent Value Rights going forward could negatively affect our cash flows and profitability in the future. We also may become subject to unanticipated liabilities as a result of the Merger.

For more information about the Opiant acquisition, see “Item 4. Information on the Company—A. History and Development of the Company—Acquisition of Opiant.”
We may be subject to adverse public opinion.
The pharmaceutical industry is frequently subject to adverse publicity on many topics, including product recalls and research and discovery methods, as well as political controversy over pharmaceutical pricing, and the impact of novel techniques and therapies on humans, animals, and the environment. We produce synthetic narcotics which can cause death if used improperly and our products are inherently prone to the health and safety risks arising from their misuse and diversion. Negative publicity about us or our products, or any other part of the industry, may adversely affect our public image, which could impact our operations, impair our ability to gain market acceptance for our products or lead to government intervention, which in turn could have an adverse impact on our business, prospects, results of operations and financial condition.
For example, our recent settlement with the DOJ created substantial adverse publicity and may have made it more difficult for some to distinguish our company, which works to address the opioid crisis, from the companies that created or exacerbated the opioid crisis. See “Item 4: Information on the Company—History and Development of the Company.” In announcing the settlement, the DOJ made a point to note that our medicines are opioids:
Suboxone is a drug product approved for use by recovering opioid addicts to avoid or reduce withdrawal symptoms while they undergo treatment for opioid-use disorder. Suboxone contains buprenorphine, a powerful opioid. “Combatting the opioid crisis is a Department of Justice priority,” said Principal Deputy Associate Attorney General Claire M. Murray. “Today’s announced resolution and related actions hold accountable entities and individuals that unlawfully marketed opioid-addiction products.”
This adverse publicity may reduce the willingness of third parties to do business with us, including credit providers and other investors, technology licensors, advocacy organizations, or potential employees.
Risks Related to Intellectual Property
Failure to obtain and maintain patents and protect other proprietary rights, including in-licenses of such rights from third parties, may adversely affect us.
Our success depends, in large part, on our ability to obtain and maintain patent and other intellectual property protection, particularly for our drug, compound, product, delivery, formulation and methods of treatment technologies and associated manufacturing processes in relation to both our products and our product candidates. The process of obtaining patents can be lengthy and expensive. We own, or license in, several patent rights in the U.S. and other countries covering certain products and have also developed brand names and trademarks for other products. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and future products are covered by valid and enforceable patents or are effectively maintained as trade secrets or confidential information within the Group. Our existing patents, and any future patents we obtain, may not be sufficiently broad to prevent others from using our technologies or from developing competing products and technologies. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely impact our business, prospects, results of operations and financial condition. Moreover, our ability to obtain and enforce patents and other proprietary rights is critical to our business strategy and success.
The patent positions of many pharmaceutical and life sciences companies are highly uncertain and involve complex legal and factual questions. In some cases, the legal principles that apply to these cases may be changing or unresolved. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, we cannot guarantee that:

•we were the first to make the inventions covered by each of our issued patents and pending patent applications;
•we were the first to file patent applications for these inventions;
•patents will be granted in connection with any of our currently pending or future applications;
•other companies will not independently develop similar or alternative technologies or duplicate any of our technologies by inventing around our claims;
•a third-party will not challenge our proprietary rights, and if challenged that a court will hold that our patents are valid and enforceable;
•any patents issued to us or our collaboration partners will cover our products as ultimately developed, or provide us with any competitive advantages, or will not be challenged by third parties;
•we will develop additional proprietary technologies that are patentable; or
•the patents of others will not have an adverse effect on our business.
We also rely on trade secrets and other unpatented confidential information to maintain our competitive position but there can be no assurance that others may not independently develop the same or similar products or technologies, and may also obtain patents and other intellectual property protection for them. We have sought to protect trade secrets and confidential information, in some cases through the provisions of confidentiality and non-use agreements with our employees, consultants, advisers and partners. Nevertheless, it may not always be possible to prevent the disclosure of our trade secrets and other confidential information and for us to obtain an adequate remedy in the event of unauthorized disclosure or use of such information. In addition, if our employees, consultants or partners develop inventions or processes independently that may be applicable to our products or technologies under development, such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers or the persons may be entitled to compensation in respect of those inventions. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights.
We have entered into several collaborative arrangements for the development and commercialization of products including Aquestive in relation to SUBOXONE Film and more recently Aelis Farma for the development of a potential product to treat cannabis use disorder. In connection with such arrangements, we have shared certain of our proprietary knowledge with our partners and it may not be possible or practical to prevent our partners from developing similar or functionally equivalent products. Any disputes between us and such partners may threaten our ability to continue using such proprietary knowledge and, in turn, could impact our ability to market our products. We have also engaged in collaborations, sponsored research agreements and other arrangements with academic researchers and institutions, some of which have received and may receive funding from government agencies. Although we have sought to retain ownership of all intellectual property rights pertaining to inventions that may result from such collaborations, there can be no assurance that governments, institutions, researchers or other third parties will not also attempt to claim certain rights to such inventions.
If we fail to obtain and maintain sufficient intellectual property protection for our current and future products and technologies and if third parties disclose or misappropriate our proprietary rights, our ability to successfully and fully exploit these products and technologies could be adversely affected, which in turn would adversely affect our business, prospects, results of operation and financial condition.

We may incur substantial costs as a result of litigation or other proceedings relating to patents and other intellectual property rights, and we may be unable to protect our rights to, or commercialize our products.
Litigation and other similar proceedings, such as inter partes reviews in the U.S. (which are initiated by third parties to challenge the validity of a patent) relating to infringement, validity or misappropriation of patent and other intellectual property rights in the pharmaceutical and life sciences industry are common. We may receive notifications of challenges to the validity of our patents or alleged infringement of patents owned by third parties. We have historically incurred, and expect that we will continue to incur, significant costs in connection with the ANDA proceedings relating to SUBOXONE Film in the U.S. If we choose to go to court to prevent a third party from infringing our patents, our licensed patents or our partners’ patents (where we have the right to do so), that allegedly infringing third-party has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third-party.
For example, the U.S. District Court for the District of Delaware ruled in June 2016 that certain claims in our Patent No. 8,475,832 are invalid. (We intend to file a notice of appeal in regard to aspects of this decision.) These lawsuits are expensive, costing several million dollars per year, and time-consuming, even if we are ultimately successful in stopping the infringement of these patents. In addition, there is a risk that a court will decide that these patents are not valid or not infringed and that we do not have the right to prevent the other party from using the patented subject matter. Dr. Reddy’s Laboratories has filed a petition against us and, as to certain patents, our licensor MSRX, before the U.S. Patent and Trademark Office (“USPTO”) seeking inter partes review of three patents relating to SUBOXONE Film. Recently, the USPTO declined to institute inter partes review of the same three patents based on similar petitions filed by Teva. In addition, we have filed an appeal from an adverse finding by the USPTO regarding BDSI’s petition for inter partes review of Claims 15-19 of U.S. Patent No. 8,475,832. There can be no assurance that these, or other litigation that we may file in the future, will be successful in preventing the infringement of our patents, that we will be able to successfully defend the validity of our patents, that any such litigation will be cost-effective, or that the litigation will have a satisfactory result for us. In addition, such litigation diverts the attention of Management and development personnel. Failure to stop infringement of our patents or an unsatisfactory result in litigation would adversely affect our business and results of operations. Additionally, when enforcing such patents, we also risk further liability as a result of counterclaims. For example, we became subject to counterclaims from Dr. Reddy’s Laboratories for wrongful injunction related to the enforcement of particular claims of one of our patents, which we recently settled, and for antitrust violations related to our contracts with payors, from Alvogen, although we have asked the court to dismiss such claims. See “Note 11, Legal Proceedings” of “Item 18. Financial Statements—Unaudited Condensed Consolidated Interim Financial Statements”.
A third-party may claim that we or our manufacturing or commercialization partners are using inventions covered by the third-party’s patent rights, or that we or such partners are infringing, misappropriating or otherwise violating other intellectual property rights, and may go to court to stop us from engaging in our ordinary course operations and activities, including manufacturing or selling our products. There is a risk that a court could decide that we or our partners are infringing, misappropriating or otherwise violating third-party patents or other intellectual property rights, which could have a material adverse effect on our business and results of operations. In addition, such litigation diverts the attention of Management and development personnel.
We may initiate or defend legal proceedings relating to our patents alongside a collaborator or third-party with an interest or right in the relevant patents. In this scenario, our strategy for asserting or defending our rights might be impacted by that of our co-claimant or co-defendant which, in turn, may have an adverse impact on our existing commercial relationship.
In the pharmaceutical and life sciences industry, like other industries, it is not always clear to industry participants, including the Group, which patents cover various types of products or methods. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid or unenforceable, which we may not be able to do, and which could in turn result in our being required to pay substantial sums. These sums potentially include damages, legal fees, and increased damages if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us, our research, development, manufacturing, or sales activities relating to the product or product candidate that is the subject of the suit may be delayed, materially affected, or terminated by the grant of an injunction against us.
We cannot be certain that others have not filed patent applications for inventions covered by our licensors’ or our issued patents or pending applications, or that we or our licensors were the first inventors. Our competitors may have filed, and may in the future file, patent applications covering subject matter similar to those of the Group. Any such patent application may have priority over our or our licensors’ patents or applications and could further require us to obtain rights to patent rights covering such subject matter. For example, in June 2016, a third-party’s patent application resulted in an issued patent that contains claims that could relate to SUBOXONE Film. In the U.S., if another party has filed a patent application on inventions similar to those of the Group, we may have to participate in an interference proceeding declared by the USPTO to determine the priority of invention in the U.S. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions. Patent interferences are limited or unavailable for applications filed after March 16, 2013.
As a result of patent infringement claims, or in order to avoid potential infringement claims, we or our collaborators may choose to seek, or be required to seek, a license from the third-party, which would be likely to include a requirement to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which would potentially give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we, or our collaborators, could be prevented from commercializing one or more of our product candidates, or forced to modify such product candidates, or cease some aspect of our business operations, which could adversely affect our business, prospects, results of operations or financial condition.
The cost to us of any patent litigation or other proceedings, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent and other intellectual property litigation more effectively than we can because they have substantially greater resources than the Group. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue its operations.
Any of the foregoing could have a material adverse effect on our business, prospects, results of operations and financial condition.
We may not be able to protect our intellectual property rights throughout the world which could have an adverse effect on its business, results of operations and financial condition.
Filing, prosecuting and defending patents relating to all of our product candidates and technologies throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and further, may export otherwise infringing products to territories where we have patent protection but where enforcement is more difficult. These products may compete with our future products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert efforts and attention from other aspects of our business, which could adversely affect our operations and financial condition. Moreover, our patent rights can be challenged in post-grant or inter partes review. For example, our patents for SUBLOCADE were challenged in the EU patent office under two separate European opposition proceedings. However, both of those proceedings have been dismissed.
Risks Related to Regulatory or Legal Matters
The regulatory approval process is expensive, time-consuming, and uncertain and may prevent us or our partners from obtaining approvals for the commercialization of some or all of our product candidates. Further, the FDA or other regulatory agencies may not agree with our regulatory approval strategies or components of our filings for our products and may not approve, or may delay the approval of, our products.
The research, development, testing, manufacturing, approval, labeling, advertising and promotion, distribution and import and export of pharmaceutical products are subject to extensive regulation, and regulations differ from country to country. We must obtain government approvals before marketing or selling our products. Approval in one jurisdiction does not ensure approval in other jurisdictions. The regulatory approval process is lengthy, expensive and uncertain, and we may be unable to obtain approval for our product candidates. The FDA in the U.S., and comparable regulatory agencies in other jurisdictions, impose substantial and rigorous requirements for the development, manufacture and commercialization of products, the satisfaction of which can take a significant number of years and can vary substantially based upon the type, complexity and novelty of the product.
For example, in the U.S., the process for obtaining marketing approval for a drug or biologic product candidate generally includes (a) conducting preclinical laboratory and animal testing and submitting the results to FDA in an investigational new drug application (IND) requesting approval to test the product candidate in human clinical trials; (b) conducting adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate in the desired indication; (c) submitting an NDA, biologics license application (BLA), or supplemental NDA/BLA, as appropriate and (d) completing inspections by FDA of the facilities where the product candidate is manufactured, analyzed and stored to demonstrate compliance with cGMP, and any requested FDA audits of the clinical trial sites that generated the data supporting the application.
In addition, regulation is not static, and regulatory agencies, including the FDA, evolve in their staff, interpretations and practices and may impose more stringent requirements than currently in effect, which may adversely affect our plans for product development, approval, manufacture and/or commercialization. The approval procedure and the time required to obtain approval also vary among countries. Regulatory agencies may have varying interpretations of the same data, and approval by one regulatory agency does not ensure approval by regulatory agencies in other jurisdictions. In addition, the ultimate decision by the FDA or other regulatory agencies regarding drug approval may not be consistent with prior communications due to the evolution of new information or changes in clinical practice during the development and registration processes.
The product approval process can last many years, be very costly and still be unsuccessful. For example, the development of SUBLOCADE from concept to commercial launch took approximately 8 years. Regulatory approval by the FDA or other regulatory agencies can be delayed, limited or not granted at all. A product may fail to demonstrate safety and efficacy for each target indication in accordance with applicable regulatory agencies’ standards for many reasons, including:
•data from preclinical testing and clinical trials may be interpreted by applicable regulatory agencies in ways different from how we or our licensees interpret it;

•regulatory agencies may not agree with our or our licensees’ regulatory approval strategies, plans for accelerated development timelines, components of our or our licensees’ filings such as clinical trial designs, conduct and methodologies, or the sufficiency of our or our licensees’ submitted data to meet their requirements for product approval;
•regulatory agencies might not approve our or our licensees’ manufacturing processes or facilities, or those of the contract research organizations (“CROs) and contract manufacturing organizations who conduct research or manufacturing work on our or our licensees’ behalf;
•failure by our clinical investigational sites and the records kept at such sites, including any clinical trial data, to be in compliance with the FDA’s GCP, or other applicable legislation governing GCP, or to pass FDA, European Medicines Agency or other relevant regulatory agency’s inspections of clinical trials;
•regulatory agencies may change their requirements for approval or post-approval marketing; and
•adverse medical events during the trials could lead to requirements that trials be repeated or extended, or that a program be terminated or placed on clinical hold, even if other studies or trials relating to the program are successful.
In addition, disruptions at the FDA and other regulatory agencies that are unrelated to our company or our products, including those relating to the COVID-19 pandemic or other political or economic conditions, could cause delays to the regulatory approval process for our products. In June 2020, the FDA noted that it was continuing to ensure timely review of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, if a prolonged U.S. government shutdown occurs as a result of political or economic conditions or if the COVID-19 pandemic increases in severity or impact, the FDA’s ability to timely review and process regulatory submissions could be significantly impacted.
Further, any adverse events or other data generated during the course of clinical trials of our product candidates and/or our currently marketed products could result in action by FDA or an equivalent regulatory authority. Such safety findings may restrict our ability to sell or adversely affect the commercialization of currently marketed products. Specifically, clinical trial safety data could result in FDA requiring changes to labeling, including additional warnings or additional boxed warnings, or requiring us to take other actions that could have an adverse effect on patient and prescriber acceptance of our products. See also “We are subject to ongoing obligations and continued regulatory review by the FDA and equivalent foreign regulatory agencies, and we may be subject to penalties and litigation and large incremental expenses if we fail to comply with regulatory requirements or experience problems with our products.”
Any failure to obtain, or delay in obtaining, regulatory approval for our products will prevent or delay their commercialization and could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, any failure to obtain, or delay in obtaining, approval for our products could have a material impact on our shareholders’ confidence in the strength of our development capabilities and/or our ability to generate significant revenue from our development program and could result in a significant decline in our share price. Further, even product candidates that receive regulatory approval may face additional regulatory hurdles or otherwise be unable to achieve expected market acceptance. See “The FDA, the DEA, or other regulatory agencies may impose limitations or post-approval requirements on approvals for our products” and “Our ability to generate revenues from our products is subject to attaining significant market acceptance among physicians, patients, and healthcare payors.”

The FDA, the DEA, or other regulatory agencies may impose limitations or post-approval requirements on approvals for our products.
Even if regulatory approval to market a product is granted by the FDA or other regulatory agencies, the approved label for the product may not be consistent with our initial expectations or commercial plans. For example, the FDA or other regulatory agencies may impose limitations on the clinical data that may be included in the label for the product or the indicated uses for which, or the manner in which, the product may be marketed, or may impose additional post-approval requirements. Our business could be materially adversely affected if we do not complete these post-approval requirements and, as a result, the FDA or other regulatory agencies require us to change the label for such product, or if such post-approval requirements significantly restrict the marketing, sale or use of such product.
We may be required to include, as part of an NDA, a proposed risk evaluation and mitigation strategy (“REMS”) whose goal is to mitigate potential risks that may be associated with the use of a product and to inform patients and prescribers of those risks. We may also be required to include a plan for communication with healthcare providers, restrictions on a drug’s distribution, or a medication guide to provide information to consumers about the drug’s risks and benefits. For example, the FDA requires a REMS for SUBLOCADE and SUBOXONE Film, and other products that we sell in the future may become subject to a REMS specific to the product or shared with other products in the same class of drug. Depending on the nature of the REMS, the cost to implement the REMS may be high and the impact to the business may be significant. For example, we were required to conduct seven post-marketing requirement studies and three post-marketing commitment studies in connection with SUBLOCADE.
In the EU or UK, we may be required to adopt a risk management plan and our products could be subject to specific risk minimization measures, such as restrictions on prescription or supply, the conduct of post-marketing safety or efficacy studies, or the distribution of patient and/or prescriber educational materials.
In addition, post-marketing obligations in the form of further clinical trials may be imposed to further expand on the evaluation of the risk/benefit profile of the product relative to any potential safety concerns. These trials typically occur after approval and according to pre-specified timelines set by regulatory authorities. Depending on the nature of the post-marketing commitment, trial completion can be a lengthy process. Failure to comply with any of these requirements may potentially lead to suspension of the marketing authorization for the product and other penalties. The costs and other consequences of non-compliance with any of the post- approval obligations described above could have an adverse impact on its business, prospects, results of operations and financial condition.
Further, if a product for which we obtain regulatory approval is a controlled substance, it will not become commercially available until after the DEA (or other applicable regulatory authority) provides its final schedule designation for the product, and may take longer and may be more restrictive than we expect or may change after its initial designation. In addition, a final designation that is more restrictive than we expect could adversely affect our ability to commercialize such product and could materially adversely affect our business, financial condition, cash flows and results of operations.
In addition, legislation and regulatory policies relating to post-approval requirements and restrictions on promotional activities for pharmaceutical products, or FDA, DEA or other regulatory agency regulations, guidance or interpretations with respect to such legislation or regulatory policy, may change, that may impact the development and commercialization of our products.
We are subject to ongoing obligations and continued regulatory review by the FDA and equivalent foreign regulatory agencies, and we may be subject to penalties and litigation and large incremental expenses if we fail to comply with regulatory requirements or experience problems with our products.
FDA and other regulatory authorities periodically inspect manufacturing facilities and the sponsor’s and manufacturer’s records to assess compliance with cGMP. Evidence of non-compliance with the statutory and regulatory requirements may result in suspension of manufacturing, product seizure, withdrawal of the product from the market, administrative, civil and criminal penalties, among other enforcement remedies both in the U.S. and abroad. See “We are subject to risks related to the manufacture and distribution of our products globally.”
Additionally, FDA and other regulatory authorities track information on side effects and adverse events reported during clinical studies and after marketing approval. We are required to file periodic safety update reports with the authorities concerning adverse events. If, upon review, an authority determines that any events and/or reports indicate a trend or signal, they can require a change in a product label, restrict sales and marketing, require post-approval safety studies, require a labor-intensive collection of data regarding the risks and benefits of marketed products and ongoing assessments of those risks and benefits, and/or require other actions. Such safety findings could potentially lead to the withdrawal or suspension of the product from the market. FDA also periodically inspects our records related to safety reporting. Following such inspections, FDA may issue notices on FDA Form 483 and warning letters that could cause us to modify certain activities. An FDA Form 483 notice, if issued, can list conditions FDA investigators believe may have violated relevant FDA standards. Failure to adequately and promptly correct the observations can result in a warning letter or other regulatory enforcement action.
FDA also regulates advertising and promotional activities for products in the U.S., requiring advertising, promotional materials and labeling to be truthful and not misleading, and products to be marketed only for their approved indications and in accordance with the provisions of the approved label. FDA actively investigates allegations of pre-approval and off-label promotion in order to enforce regulations prohibiting these types of activities. FDA routinely issues informal and more formal communications such as untitled letters or warning letters regarding companies’ activities.
The manufacture, quality control, labeling, packaging, safety surveillance, adverse event reporting, storage, advertising, promotion and record-keeping for products are subject to extensive and ongoing regulatory requirements which are becoming increasingly stringent. If we become aware of previously unknown problems or potential safety risks associated with any of our products, a regulatory agency may impose restrictions on our products, our contract manufacturers or on us. If we, our products and product candidates, or the manufacturing facilities for its products and product candidates, fail to comply with applicable regulatory requirements, regulatory agencies have wide-ranging powers of enforcement, including the power to impose monetary penalties. In such instances, we could experience a significant drop in the sales of the affected products, our product revenues and reputation in the marketplace may suffer, and it could become the target of lawsuits, each of which could have a material adverse effect on our business, prospects, results of operations and financial condition.
The regulations, policies or guidance of regulatory agencies may change and new or additional statutes or government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or further restrict or regulate post-approval activities. For example, there remains a substantial amount of uncertainty regarding internet and social media promotion of regulated medical products in the U.S. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from pending or future legislation or administrative action, either in the U.S. or abroad. If we are unable to achieve and maintain regulatory compliance, we will not be permitted to market our drugs, which would materially adversely affect our business, results of operations and financial condition.
As a result of the breadth of these laws and regulations and the lack of definitive legal guidance in certain areas, it is possible that some of our business activities could be subject to challenge. Such challenges, irrespective of the underlying merit or the ultimate outcome of the matter, could have a material adverse effect on our business, prospects, reputation, results of operations and financial condition.

Guidelines published by professional societies, insurance carriers, physician groups, science foundations, and other organizations may affect the use of the Group’s products.
Government agencies promulgate regulations and guidelines directly applicable to us and to our products. In addition, professional societies, practice management groups, insurance carriers, physicians’ groups, private health and science foundations and organizations involved in various diseases also publish guidelines and recommendations to healthcare providers, administrators and payers, as well as patient communities. Recommendations by government agencies or other groups and organizations may relate to such matters as usage, dosage, route of administration and use of related therapies. In the U.S., for example, a growing number of organizations are providing assessments of the value and pricing of biopharmaceutical products, and even organizations whose guidelines have historically been focused on clinical matters have begun to incorporate analyses of the cost effectiveness of various treatments into their treatment guidelines and recommendations. In addition, value assessments may come from private organizations that publish their findings and offer recommendations relating to the reimbursement of products by government and private payers. Some companies and payers have announced pricing and payment decisions based in part on the assessments of private organizations. In addition, government health technology assessment organizations in many countries make reimbursement recommendations to payers in their jurisdictions based on the clinical effectiveness, cost-effectiveness and service effects of new, emerging and existing medicines and treatments. Such recommendations have included and may in the future include reimbursement for certain of our products for a narrower indication than was approved by applicable regulatory agencies or may include recommending against reimbursement entirely. Such recommendations or guidelines may affect our reputation, and any recommendations or guidelines that result in decreased use, dosage or reimbursement of our products could have a material adverse effect on our product sales, business and results of operations. In addition, the perception that such recommendations or guidelines will result in decreased use and dosage of our products could adversely affect the market price of our ordinary shares.
Product liability and product recalls could have a material adverse effect on us.
The testing, manufacturing, marketing and sales of pharmaceutical products entail a risk of product liability claims, product recalls, litigation and associated adverse publicity. Unanticipated side effects of, or manufacturing defects in, our products could exacerbate a patient’s condition or could result in serious injury or impairments or even death. This could result in product liability claims and/or recalls of one or more of our products. In many countries, including in EU member states and the UK, national laws provide for strict (no-fault) liability.
Product liability claims may be brought by individuals seeking relief for themselves, or by or on behalf of groups seeking to represent a class of injured patients. Further, third-party payors, either individually or as a putative class or group action, may bring actions seeking to recover monies spent on products. The risk of product liability claims may also increase if we are subject to regulatory action by the FDA, the European Medicines Agency (the “EMA”), the UK Medicines and Health products Regulatory Agency (“MHRA”), or other competent authorities, or following a product recall. The cost of defending such claims is expensive even when the claims are not merited. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, an adverse judgment in a product liability suit, even if insured or eventually overturned on appeal, could generate substantial negative publicity about our products and business and inhibit or prevent the commercialization of other products.
Moreover, although we carry product liability insurance, current coverage may not be adequate. Further, product liability insurance is difficult to obtain and may not be available in the future on acceptable terms or at all. Product recalls may be issued at our discretion or at the discretion of our suppliers, government agencies and other entities that have regulatory authority over pharmaceutical sales. Any recall of our products could materially adversely affect our business by rendering us unable to sell that product for some time and by adversely affecting our reputation. In addition, product liability claims, product complaints or product quality issues reported by us (or others) to authorities as required by local regulations could result in an investigation (conducted by the FDA, the EMA, or the competent authorities of EU member states or other national authorities) into the safety or efficacy of our products, our manufacturing processes and facilities, or our marketing programs. An investigation could potentially lead to a recall of our products or more serious enforcement actions including seizure, injunction or criminal charges, proposed changes to the indications for which they may be used or suspension or withdrawal of approval. The Group has no insurance coverage for product recalls. Any of the foregoing could have a material adverse effect on our business, prospects, results of operations and financial condition. Further, product liability insurance may not be available for many claims relating to our opioid drug products due to contractual exclusions in our insurance policies.
We are subject to federal, state and foreign healthcare laws and regulations and implementation or changes to such healthcare laws and regulations could adversely affect our business and results of operations.
We are subject to extensive federal, state and foreign healthcare regulation. The healthcare system is highly regulated in the U.S., the EU, the UK and other countries where we operate and, as a pharmaceutical company that participates in government-regulated healthcare programs, we are subject to complex laws and regulations. Violation of the healthcare laws that we are subject to, or any other federal, state or foreign regulations, may subject us to significant administrative, civil and/or criminal penalties, damages, disgorgement, fines, exclusion, imprisonment, additional reporting requirements, and/or oversight from federal or other healthcare programs that could require the restructuring of our operations. Any of these could have a material adverse effect on our business and financial results. Any action against us for violation of these laws, even if we ultimately are successful in our defense, will cause us to incur significant legal expenses and divert our Management’s attention away from the operation of our business.
The U.S. and some foreign jurisdictions are considering or have enacted several legislative and regulatory proposals that change the healthcare system in ways that could impact profitability. In the U.S. and abroad there is significant interest in implementing regulations and legislation with the stated goals of containing healthcare costs, improving quality, and/or expanding access. The pharmaceutical industry has been a focus of these efforts and has been significantly affected by major legislative initiatives, particularly in the U.S.
For example, the Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. Congress has enacted laws that modified certain provisions of the Affordable Care Act such as removing penalties, starting January 1, 2019, for not complying with the Affordable Care Act’s individual mandate to carry health insurance. It is unclear how any future modifications to the Affordable Care Act or its implementing regulations, judicial challenges related to the Affordable Care Act, or other future healthcare reforms will affect our business.
In addition, drug pricing by pharmaceutical companies in the U.S. has come under increased scrutiny. Specifically, there have been state and U.S. congressional inquiries into pricing practices by pharmaceutical companies. For example, Congress launched an inquiry into pharmacy benefit managers and their practices which are believed by some to have led to consolidation, lack of transparency, and spread pricing. U.S. policymakers have also studied the impact rebates (i.e., the return of part of the purchase price of a prescription drug in exchange for favorable formulary placement) may play in driving up overall drug prices. Significant developments that may adversely affect pricing in the U.S. include drug pricing and Medicare reforms by Congress, regulatory changes to Medicare Part B (physician-administered drugs) and Medicare Part D (prescription drug benefit), additional changes relating to the Affordable Care Act, and trends in the practices of managed care groups and institutional and governmental purchasers.
The pharmaceutical industry faces uncertainty regarding the continuation of current drug pricing policy. For example, on November 20, 2020, HHS finalized the “rebate rule” by publishing regulations removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Legislation has delayed the implementation of the rebate rule until January 1, 2032.
Congress and the Biden Administration continue to seek new legislative and/or administrative measures to control drug costs. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law which, among other things, requires the HHS Secretary to negotiate, with respect to Medicare units and subject to a specified cap, the price of a set number of certain high Medicare spend drugs and biologicals per year starting in 2026, penalizes manufacturers of certain Medicare Parts B and D drugs for price increases above inflation, and makes several changes to the Medicare Part D benefit, including a limit on annual out-of-pocket drug costs starting at $2,000 in 2025, a $35 monthly cap on insulin payments, and a change in manufacturer liability under the program that could negatively affect us. Congress continues to examine various policy proposals that may result in pressure on the prices of prescription drugs in government health programs.
Governments across the world continue to consider and take action to lower drug prices. In the U.S., there is bi-partisan support for drug pricing reforms at both federal and state levels, which include potential legislative and regulatory actions to encourage the import of drugs, to price drugs according to a defined international pricing reference, to encourage more competition, and to undertake other initiatives. These, together with federal and state government fiscal constraints resulting from the COVID-19 pandemic which constrain public benefit health programs, pose direct and indirect downward pressure risk on drug prices. The Group continues to monitor potential legislative and regulatory changes and their impacts, advocating for the Group’s products based on scientific studies and patient-centered outcomes. However, certain potential legislative and regulatory drug pricing changes could have an adverse impact on the Group’s financial performance and results in the future.
In Europe, legislators, policymakers, and healthcare insurance funds continue to propose and implement cost-containing measures to keep healthcare costs down, due in part to the attention being paid to healthcare cost containment in Europe. Certain of these changes could impose limitations on the prices we will be able to charge for our products and any approved product candidates or the amounts of reimbursement available for these products from governmental agencies or third-party payers, which may increase the tax obligations on pharmaceutical companies such as ours, or may facilitate the introduction of generic competition with respect to our products.
With the intent of lowering prescription drug prices in the U.S., federal and state governments in the U.S. have enacted and continue to consider additional legislation and regulation applying international reference pricing to prescription drugs, otherwise limiting the pricing of prescription drugs, and authorizing the importation of drugs from countries outside the U.S. Such measures could have a material effect on our business, results of operations and financial condition, though importation programs as of October 2022 exclude controlled substances.
The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our current products and/or those for which we may receive regulatory approval in the future.
Failure to comply with payment and reporting obligations under the Medicaid Drug Rebate program or other governmental pricing programs in the U.S. could result in additional reimbursement requirements, penalties, sanctions and fines.
In the U.S., we participate in the Medicaid Drug Rebate and Medicare Part D programs and, by virtue of such participation, are also required by federal law to participate in the 340B Program and Federal Supply Schedule pricing program. These programs require us to pay certain rebates based on pricing data, such as (among others) average manufacturer price and best price, reported by us to the various federal agencies administering the programs.

Pricing and rebate calculations vary among products and programs. The calculations are complex and the calculation methodology is often subject to interpretation by us, governmental or regulatory agencies and the courts. If we become aware that our reporting for a prior period was incorrect or has changed as a result of the recalculation of the pricing data, we are obliged to resubmit the corrected data. Such restatements and recalculations can increase our costs for complying with the laws and regulations governing the various programs. Any corrections to our rebate calculations could result in either additional or reduced rebate liability for past periods, depending on the nature of the correction. Price recalculations may also affect the ceiling price at which we are required to offer our products to certain covered healthcare entities, such as safety-net providers under the 340B Program, as well as the prices under which our products are made available to federal government purchasers such as the U.S. Department of Veterans Affairs and the Department of Defense under the Veterans Health Care Act of 1992, as amended (“VHCA”).
We are liable for errors associated with our submission of pricing data. In addition to retroactive rebates and the potential for 340B Program and VHCA refunds, if we are found to have knowingly submitted any false price or product information to the government, we may be liable for civil monetary penalties. Any failure to submit data on a timely basis could result in a civil monetary penalty for each day the information is late beyond the due date. In the case of the Medicaid Drug Rebate program, such failure could also be grounds for CMS to terminate our Medicaid drug rebate agreement, pursuant to which we participate in the Medicaid program. In the event that CMS terminates our rebate agreement, no federal payments would be available under Medicaid or Medicare Part B for our covered outpatient drugs. As another example, we can be subjected to civil monetary penalties under, or termination from, the 340B Program if we knowingly and intentionally overcharge covered entities.
CMS and HHS-OIG have previously indicated that they intend to pursue companies more aggressively that fail to report pricing data to the government in a timely manner. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of that may have implications for amounts previously estimated or paid. There can be no assurance that our submissions will not be found by CMS or any other government agency to be incomplete or incorrect.
Any of the foregoing could have a material adverse effect on our business, prospects, results of operations and financial condition.
We are subject, directly or indirectly, to a variety of U.S. and international laws and regulations related to fraud and abuse and transparency. Enforcement actions under such laws have increased in recent years. If we fail to comply, or have not fully complied, with such laws, we could face substantial penalties.
In the U.S., we are subject directly, or indirectly through our customers and other third parties, to various federal, state and local fraud and abuse and transparency laws. Our sales, marketing, patient support and medical activities may be subject to scrutiny under these laws. The U.S. federal healthcare program Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving anything of value to induce (or in return for) the referral of business, including the purchase, recommendation or prescription of a particular drug reimbursable under Medicare, Medicaid or other federally financed healthcare programs. The statute has been interpreted to apply to arrangements between pharmaceutical companies on one hand and patients, prescribers, purchasers and formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common manufacturer business arrangements and activities from prosecution and administrative sanction, the exemptions and safe harbors are drawn narrowly and are subject to regulatory revision or changes in interpretation by the DOJ and HHS-OIG. Practices or arrangements that involve remuneration may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Violations of the federal Anti-Kickback Statute may be established without providing specific intent to violate the statute, and may be punishable by civil, criminal, and administrative fines and penalties, damages, imprisonment, and/or exclusion from participation in federal healthcare programs.
The federal civil False Claims Act prohibits, among other things, any person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of federal funds, or knowingly making, or causing to be made, a false statement to get a false claim paid. A claim resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of themselves and the federal government alleging violations of the statute and to share in any monetary recovery. Violations of the False Claims Act may result in significant financial penalties (including mandatory penalties on a per claim or statement basis), treble damages and exclusion from participation in federal healthcare programs.
Pharmaceutical companies are subject to other federal false claims and statements laws, some of which extend to non-government health benefit programs. For example, the healthcare fraud provisions under the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, or HIPAA, impose criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third party payors, or falsifying or covering up a material fact or making any materially false or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Violations of HIPAA fraud provisions may result in criminal, civil and administrative penalties, fines and damages, including exclusion from participation in federal healthcare programs.
The majority of individual states also have statutes or regulations similar to the federal anti-kickback law and the False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Other states restrict whether and when pharmaceutical companies may provide meals to healthcare professionals or engage in other marketing-related activities, and certain states and cities require the identification or licensing of sales representatives.
The Physician Payment Sunshine Act requires tracking of payments and transfers of value to physicians and teaching hospitals and ownership interests held by physicians and their families, and reporting to the federal government and public disclosure of these data. Beginning in 2022, reporting is also required of information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives. A number of states now require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and to report gifts and payments to healthcare providers in the states. Government agencies and private entities may inquire about our marketing practices or pursue other enforcement activities based on the disclosures in those public reports.
We are further subject in a similar manner to federal and state data privacy and security laws, such as HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and state breach reporting requirements. Collectively, these laws may affect, among other things, our current and proposed research, sales, marketing and educational programs, as well as other possible relationships with customers, pharmacies, physicians, payers, and patients. We are subject to similar data privacy and security laws in Europe, including the EU General Data Protection Regulation (2016/679), or GDPR, under which fines of up to €20.0 million or up to 4% of the annual global revenue of the infringer, whichever is greater, could be imposed for significant non-compliance. We are also subject to qui tam, or whistleblower lawsuits, under the False Claims Act. Compliance with these laws, including the development of a comprehensive compliance program, is difficult, costly and time-consuming.
Because of the breadth and evolving interpretations and requirements of these laws, the narrowness of available statutory and regulatory exemptions, and the wide array of U.S. and international authorities with overlapping regulatory jurisdiction, it is possible that some of our business activities could be subject to challenge under one or more of such laws. For example, pharmaceutical manufacturer co-pay programs, including pharmaceutical manufacturer donations to patient assistance programs offered by charitable foundations, are the subject of ongoing litigation, enforcement actions and settlements (involving other manufacturers and to which we are not a party) and evolving interpretations of applicable regulatory requirements and certain state laws, and any change in the regulatory or enforcement environment regarding such programs could impact our ability to offer such programs. Any action against us alleging violation of these laws, whether brought by law enforcement, regulatory agencies or private qui tam actions brought by individual whistleblowers in the name of the government, could cause us to incur significant legal expenses and divert our Management’s attention from the operation of our business, even if we successfully defend against those actions. If any enforcement actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have an impact on our business, including the imposition of significant civil, criminal and administrative sanctions, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
Failure to comply with anti-corruption laws and regulations, anti-money laundering laws and regulations, and/or economic sanctions could result in us becoming subject to fines or penalties.
We are subject to various federal and foreign laws and regulations regarding anti-corruption, anti-money laundering, and economic sanctions. These include the U.K. Bribery Act of 2010 and the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, payments, offers, or promises made for the purpose of improperly influencing any act or decision of a foreign official. The nature of our business means that we engage in significant interactions with foreign officials. We are also subject to economic sanctions and export controls rules and regulations imposed by, amongst others, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, other agencies of the U.S. government, HM Treasury and other agencies of the UK government, the European Union, and the United Nations. Any expansion, broadened or changed interpretation, variation or addition to these rules and regulations could impose significant compliance costs on us.
We have mechanisms in place to procure compliance with applicable anti-corruption, anti-money laundering, and economic sanctions rules and regulations, and applicable self-regulatory industry codes by region that the Group has committed to follow. However, there can be no assurance that our policies and procedures will be followed at all times or will effectively detect and/or prevent violations of applicable compliance regimes by our employees, consultants, sub-contractors, agents and partners. As a result, in the event of non-compliance, we could be subject to legal proceedings, fines and/or civil or criminal penalties, the disgorgement of profits, damage to our reputation and resulting loss of revenue and profits, which could have a material adverse impact on our business, financial conditions and operations.
The pharmaceutical sector is facing increased government scrutiny from competition and pricing authorities around the world, and any failure to comply, may expose us to significant damages and commercial restrictions that can materially and adversely affect our business.
We are required to comply with competition laws in the territories where we do business around the world. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities (and private plaintiffs, where they have enforcement rights under the law), both in the U.S. and Europe, in recent years. Violations of such laws may have a material adverse effect on our reputation, business, financial condition, and results of operations. Our company has faced and may in the future face investigations and/or legal proceedings alleging that actions purportedly taken by our company violated such laws. For example, we are a party to civil claims brought by state officials and private plaintiffs alleging that we violated U.S. federal and/or state antitrust and consumer protection laws. See Note 11 “Legal Proceedings—Intellectual Property Related Matters – Antitrust Litigation and Consumer Protection” included in “Item 18. Financial Statements - Unaudited Condensed Consolidated Interim

Financial Statements.” We may face additional claims from state officials and private plaintiffs in the future, and any such claims could materially and adversely affect our business. Also, on July 24, 2020, we entered into a Stipulated Order for Permanent Injunction and Equitable Monetary Relief in the U.S. District Court for the Western District of Virginia, Abingdon Division, with the FTC. As part of the resolution with the FTC, for a ten-year period Indivior Inc. is required to make specified disclosures to the FTC and is prohibited from certain conduct. See “Item 10. Additional Information—C. Material Contracts.”
Companies operating in the pharmaceutical industry also face challenges to the validity or enforceability of listed patents and frequently agree to settlements of patent litigation. Regulatory authorities in the U.S. and Europe, including the FTC and the European Commission, increasingly scrutinize patent settlements. Additionally, competition law authorities may send formal or informal requests for information about particular settlement agreements, and there is a risk that governmental authorities, customers, other downstream purchasers or others may commence actions alleging violations of antitrust laws based on our settlement agreements.
The U.S. Congress and certain state legislatures in the U.S. have also passed, or proposed passing, legislation that could adversely impact the ability to settle patent litigation. For example, the State of California has enacted legislation that prohibits, with certain exceptions and safe harbors, various types of patent litigation settlements, and imposes substantial monetary penalties on companies and individuals who do not comply.
Following calls in recent years from policymakers and other stakeholders in many countries for governmental intervention to address the high prices of certain pharmaceutical products, we may become, from time to time, subject to governmental investigations, claims or other legal or regulatory actions regarding our pricing and/or other alleged exclusionary practices. It is not possible to predict the ultimate outcome of any such investigations, claims or proceedings or what other investigations or lawsuits or regulatory responses may result from such assertions, which could have a material adverse effect on our reputation, business, financial condition, and results of operations.
Risks Related to our Financial Condition and Tax Matters
Weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, particularly in the U.S., may adversely affect the profitability and financial stability of our customers, and could negatively impact our sales growth and results of operations.
Our financial performance depends in part on general economic conditions in the geographic markets in which we operate, particularly in the U.S. where we generated 76% of our revenue from continuing operations in fiscal 2021. Further, as a global business, we are also subject to changes in economic conditions and cost inflation, interest rates, capital markets, foreign exchange rates, political conditions, and tax policies. For example, in 2022, the U.S. has seen price inflation at its highest levels in 40 years. In the U.K., and Europe, energy prices are at record highs and shortages are possible. The global supply chain has continued to experience significant challenges disrupting all industries. The Ukraine/Russia war compounded supply chain troubles caused by the COVID-19 pandemic which include: shortages of materials and labor; unprecedented demand for goods and services; constricted logistics capacity; and raising commodity and energy prices. The Group has noted lead time extension, constricted capacity and minor disruption in some supply components. Numerous industries have suffered from supply chain disruptions or labor shortages, that may affect us in unexpected ways. If major delays or shortages occur, the delivery of products to our patients could be disrupted and impact the short-term Group’s financial performance. Any of these geopolitical or macroeconomic trends may have an adverse effect on our profitability, ability to generate revenue or fund operations, and ability to raise capital, which in turn could have a material adverse effect on our business, financial condition, and results of operations.

The COVID-19 pandemic and governmental and societal responses thereto have adversely affected our business, results of operations, and financial condition, and the continuation of the pandemic or the outbreak of other health epidemics could further harm our business, results of operations, and financial condition.
The COVID-19 pandemic remains dynamic and continues to have a significant impact on the global healthcare delivery system. Many healthcare systems have had to restructure operations to prioritize caring for COVID-19 patients and limit or cease other activities. The severe burden on healthcare systems caused by this pandemic has impaired the ability to diagnose and treat patients with non-COVID-19 related conditions and impaired the ability of many clinical research sites to start new studies, enroll new patients and monitor patients in clinical trials. Health care provider offices and institutions have experienced workforce disruption, including the inability to hire staff and challenges maintaining appropriate staffing. The lack of access to healthcare providers has caused, and may continue to cause, delays in appropriate diagnosis, treatment and ongoing care for some patients, which could subsequently impact prescribing and use of our products. The evolving effects of the COVID-19 pandemic and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce, as significant reductions in business related activities have occurred, supply chains have been disrupted, and manufacturing and clinical development activities have been curtailed or suspended.
Many governments, including in the U.S., UK, and Canada, imposed stringent restrictions to seek to mitigate, or slow, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other public sites, and are continuing to encourage “social distancing.” Although many of these restrictions have been lifted, some of these restrictions remain and, due to the unpredictability of the COVID-19 pandemic, including variants, it is possible that some or all of these measures could be reinstated. Moreover, the COVID-19 pandemic has significantly affected the global economy, including due to the restrictive measures adopted to prevent its spread, as well as various government stimulus programs. Both the severity and duration of the COVID-19 pandemic, as well as the future impact on the economy and potential government stimulus programs, are unknown.
The COVID-19 pandemic, and possible future variants or other pandemics, may continue to negatively affect us in a variety of ways, including restrictions on access to HCPs by our sales force, disruptions to the supply of our products to patients if we experience either a significant absence of our employees and/or employees at our contract manufacturing organizations, vendors and service providers due to infection and/or government containment measures, and/or capacity issues at our airfreight and road logistics providers. In addition, the COVID-19 pandemic continues to result in overall fewer patient visits to healthcare provider offices for non-COVID-19 reasons or essential treatments, as patients become unable or unwilling to make visits due to overburdened healthcare systems, safety concerns, quarantines and other travel restrictions, or elect to have remote consultations with their providers. This trend has also impaired our ability to enroll new patients in clinical trials and the development of real-world evidence for our existing products that are used for regulatory submissions and to supplement our label. Any of the above factors could have a material adverse effect on our business, financial condition, and results of operations.
Our term loan contains certain covenants that could limit our ability to plan for or respond to changes in our business.
The Group has a $250 million term loan provided for under a credit agreement, most recently amended and restated as of April 27, 2022, by and among certain subsidiaries of Indivior PLC and the other parties thereto. The credit agreement includes a minimum liquidity requirement of the larger of $100 million or 50% of the outstanding loan balance as well as several restrictive covenants that, among other things, and subject to certain exceptions and baskets, limit our ability and/or our subsidiaries’ ability to:

•incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;
•pay dividends or distributions or redeem or repurchase capital stock;
•prepay, redeem or repurchase or amend or modify the terms of certain debt;
•make loans, investments, acquisitions (including certain acquisitions of exclusive licenses) and capital expenditures;
•enter into agreements that restrict distributions from our subsidiaries;
•enter into transactions with affiliates;
•sell, transfer or exclusively license certain assets, including material intellectual property, and capital stock of our subsidiaries;
•consolidate or merge with or into, or sell substantially all of our assets to, another person;
•engage in new material lines of business; and
•amend or modify our organizational documents.
Our failure to comply with the terms of our term loan could lead to an event of default under the Term Loan that could result in an acceleration where all amounts outstanding under the term loan would become immediately due and payable. In addition, any default or acceleration under the term loan could lead to an event of default and acceleration under other debt instruments that contain cross-default or cross-acceleration provisions. We can provide no assurance that our assets and the assets of our subsidiaries would be sufficient to repay in full any of those. In addition, if we are unable to repay those amounts, our creditors could proceed against any collateral granted to them to secure repayment of those amounts.
Further, there can be no assurance that we will be able to refinance our existing term loan at maturity, or obtain other or additional financing on attractive terms. In fact, our involvement in the opioid industry has in the past, and may in the future, limit the number of business partners willing to lend to us. See “Item 3. Key Information—D.Risk Factors—We may be subject to adverse public opinion.”
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness.
We have a $250 million term loan and more than $500 million of other obligations. See Note 8 “Financial Liabilities—Borrowings” and Note 9 “Provisions and Other Liabilities” included in “Item 18. Financial Statements - Unaudited Condensed Consolidated Interim Financial Statements.”
Our ability to make scheduled payments on our indebtedness or our other obligations or to refinance our indebtedness depends on our financial condition and operating performance and our ability to generate cash, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business and other factors discussed in these “Risk Factors”, many of which are beyond our control. Our term loan will mature in 2026. See “Item 5. Operating and Financial Review and Prospects—B Liquidity and Capital Resources—Borrowings—The Term Loan.” At the maturity of our term loan and any other debt which we incur, if we do not have sufficient cash flows from operations and other capital resources to pay our debt obligations, or to fund our other liquidity needs, or if we are otherwise restricted from doing so due to corporate, tax or contractual limitations, we may be required to refinance our indebtedness. If we are unable to refinance all or a portion of our indebtedness or obtain such refinancing on terms acceptable to us, we may be forced to reduce or delay our business activities or capital expenditures, sell assets or raise additional debt or equity financing in amounts that could be substantial. The type, timing and terms of any future financing will depend on our cash needs and the prevailing conditions in the financial markets. We can provide no assurance that we will be able to accomplish any of these measures in a timely manner or on commercially reasonable terms, if at all.
Our ability to restructure or refinance our debt will depend in part on our financial condition at such time. Any refinancing of our debt could be at higher interest rates than our current debt and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Furthermore, we may be unable to find alternative financing, and even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us. If we are not able to refinance our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our debt obligations. In that event, borrowings under other debt agreements or instruments that contain cross-default or cross-acceleration provisions may become payable on demand, and we may not have sufficient funds to repay all our debts, including the term loan.
If our cash flows and capital resources are insufficient to fund payments of interest or principal on our outstanding debt or our obligations, we could face substantial liquidity problems and might be required to reduce or delay capital expenditures, sell assets or business operations, seek additional capital or restructure or refinance our term loan. We cannot ensure that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled obligations or that these actions would be permitted under the terms of existing or future debt agreements, including the agreement governing our term loan. In addition, any failure to make payments of interest and principal on our outstanding term loan on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness.
Changes in our credit ratings and outlook may reduce access to capital and increase borrowing costs.
The Group’s credit ratings are based on several factors, including our financial strength and factors outside of our control, such as conditions affecting our industry generally, the market’s perception of our environmental, social and governance actions and prospects, or the introduction of new rating practices and methodologies. A re-emergence or further outbreak of a pandemic could negatively impact our credit ratings and thereby adversely affect our access to capital and cost of capital. We cannot provide assurances that our current credit ratings will remain in effect or that the ratings will not be lowered, suspended or withdrawn entirely by the rating agencies. If credit rating agencies lower, suspend or withdraw the ratings, the market price or marketability of our securities may be adversely affected. Pressure on the credit ratings could also arise from higher shareholder payouts or larger acquisitions than we have currently planned that result in increased leverage, or in a deterioration in the credit metrics used by the rating agencies to assess creditworthiness. In addition, any change in ratings could make it more difficult for the Group to raise capital on acceptable terms, impact the ability to obtain adequate financing and result in higher interest costs on future financings.
Our insurance coverage may not be adequate.
Our business exposes us to potential product liability and professional indemnity claims and other risks which are inherent in the research, pre-clinical and clinical evaluation, manufacturing, sales and marketing and use of pharmaceutical products. We have public liability (general liability) and product liability insurance. However, product liability insurance may be unavailable for many claims involving our opioid drug products due to contractual exclusions in our insurance policies. Additionally, we have directors’ and officers’ insurance for direct claims, but are not able to obtain coverage for indemnification or for securities law claims against the Group and are self-insured for such matters. We also have insurance covering property damage and business interruption, third-party named suppliers, marine and cargo, directors’ and officers’ liability, clinical trials, employers’ liability and personal accident and travel.
While we believe the insurance coverage currently in place is generally appropriate for a business of our current size, nature and financial position, there is no certainty that coverage limits and indemnity provisions will be adequate to cover all potential claims that could arise against us in the conduct of our business nor that claims will arise from insurable risks. In addition, there are areas where insurance coverage, while potentially available, would carry premiums that are not commercially reasonable and/or may be difficult to obtain or maintain on commercially reasonable terms. Product liability insurance is difficult to obtain and may not be available in the future on acceptable terms or at all. A successful claim or claims against us in excess of or outside the ambit of our insurance coverage may have a material adverse effect on our business, prospects, results of operations and financial condition.
Our effective tax rate may increase, and changes in tax rules and regulations, or interpretations thereof, may adversely affect our financial condition.
As a global biopharmaceutical company, we are subject to taxation in several different jurisdictions. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various places where we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of these places. Our effective tax rate may fluctuate depending on several factors, including, but not limited to, the distribution of our profits or losses between the jurisdictions where we operate and differences in the interpretation of tax laws. In addition, the tax laws of any jurisdiction in which we operate may change in the future, which could impact our effective tax rate. Tax authorities in the jurisdictions in which we operate may audit us. If we are unsuccessful in defending any tax positions adopted in our submitted tax returns, we may be required to pay taxes for prior periods, interest, fines or penalties, and may be obligated to pay increased taxes in the future, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
Our effective tax rates could be affected by numerous factors, such as changes in tax laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction or our ownership or capital structures. Any current or future proposed changes to the tax rules that apply to corporations could materially affect our tax obligations and effective tax rate. In addition, the Organisation for Economic Co-operation and Development (OECD) has achieved widespread political agreement to work towards the implementation of a global minimum tax. As a result, it is possible that the Group’s consolidated effective tax rate will increase in the short term. It is difficult to predict whether and when tax law changes will be enacted that would have a material adverse effect on our business, financial condition, results of operations and cash flows.
The application of tax law is subject to interpretation and is subject to audit by taxing authorities. Additionally, administrative guidance can be incomplete or vary from legislative intent, and therefore the application of the tax law is uncertain. While we believe the positions taken by the Group comply with relevant tax laws and regulations, taxing authorities could interpret our application of certain laws and regulations differently. Future tax controversy matters may result in previously unrecorded tax expenses, higher future tax expenses or the assessment of interest and penalties.
Our deferred tax assets may not be realized.
At September 30, 2022 and at December 31, 2021, we had $106 million and $105 million of deferred tax assets, respectively, consisting of $96 million and $81 million of net deferred tax assets in the U.S, and $2 million and $11 million of net deferred tax assets in the UK, respectively. It is possible that some or all of such deferred tax assets will not be realized, especially if we incur losses in the U.S. in the future. Losses may arise from unforeseen operating events, or the occurrence of significant excess tax benefits arising from the vesting of restricted stock units. Unless we are able to generate sufficient taxable income in the future, a substantial valuation allowance to reduce the carrying value of our U.S. deferred tax assets may be required, which would materially increase our expenses in the period the valuation allowance is recognized and materially adversely affect our business, financial condition, and results of operations.

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation that is a United States shareholder with respect to a controlled foreign corporation. Failure to comply with these reporting and tax paying obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations from starting with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.
Risks Related to Our Ordinary Shares
Our ordinary shares are subject to market price volatility and the market price may decline disproportionately in response to developments that are unrelated to our operating performance.
The market price of our ordinary shares has been, and may in the future be, volatile and subject to wide fluctuations as a result of a variety of factors including, but not limited to general economic conditions, developments with our pending litigation, period to period variations in operating results or changes in revenue or profit estimates by us, market and industry participants, and/or financial analysts. The market price could also be adversely affected by developments unrelated to our operating performance, such as the operating and share price performance of other companies that investors may consider comparable to us, speculation about us in the press or the investment community, unfavorable press, strategic actions by competitors (including acquisitions and restructurings, new competing products, and new generic products), changes in market conditions, regulatory changes and broader market volatility and movements. Any or all of these factors could result in material fluctuations in the price of our ordinary shares, which could lead to investors getting back less than they invested or a total loss of their investment.
We may in the future relocate our primary listing to the U.S., which could cause volatility in our share price and shareholder base.
We currently maintain a premium listing on the London Stock Exchange (the “LSE”) and are a member of the FTSE 250 index of listed companies. Upon the effectiveness of this registration statement, we intend to also list on the Nasdaq Global Select Market (the “Nasdaq”).
We do not have any current plans to change our primary listing but may do so in the future if and when appropriate. Such a change would require approval by a special resolution of a majority of not less than 75% of the votes attaching to Indivior PLC’s shares voted on the resolution (whether in person or by proxy) at a General Meeting. However, if we were ever to change our primary listing from the LSE:
•we would no longer be eligible to be a member of the FTSE 250.

•we would not necessarily be eligible for inclusion in certain U.S. indices in the near term until we achieve certain trading volume thresholds on the Nasdaq, among other requirements, and moreover, we cannot guarantee that once eligible, we will be included in any index in the U.S.
If we were to change our primary listing to the U.S., then certain institutional holders of our ordinary shares may no longer be permitted to hold our ordinary shares (pursuant to their internal investment mandate, for example, relating to FTSE 250 status and LSE premium listing status), and certain similarly situated U.S. investors may not immediately be able to invest in our ordinary shares (pursuant to their investment mandates, for example, due to our lack of inclusion in U.S.-centric indices). Any such mismatch between supply and demand could cause the price of our ordinary shares to become more volatile and could impact our ability to meet certain criteria for inclusion on U.S. indices.
The rights afforded to our shareholders are governed by English law. Not all rights available to shareholders under U.S. law will be available to holders of our ordinary shares.
The rights of holders of our ordinary shares are governed by English law and our articles of association (the “Articles”), that may not provide the level of legal certainty and transparency afforded by incorporation in a U.S. state.
Indivior PLC is organized under the laws of England and Wales. The United Kingdom (of which England is a part) is not a member state of the European Union. Further, there can be no assurance that English law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.
Rights afforded to shareholders under English law differ in certain respects from the rights of shareholders in typical U.S. companies. In particular, English law currently significantly limits the circumstances in which the shareholders of English companies may bring derivative actions (i.e., legal actions brought by a shareholder on behalf of a company against a third-party). Under English law, in most cases, only Indivior PLC may be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongful acts committed against it and, generally, neither an individual shareholder, nor any group of shareholders, has any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a U.S. company.
It may not be possible for shareholders outside the UK to enforce any judgments in civil or commercial matters or any judgments in securities laws of countries other than the UK against some or all of the directors or executive officers of Indivior PLC who are resident in the UK or countries other than those in which judgment is made.
For more information, see “Item 10. Additional Information—Differences in Corporate Law between England and the State of Delaware.”
We may not pay dividends in the future. Our ability to pay dividends or make other returns of capital in the future depends, among other things, on our financial performance.
There can be no guarantee that our historical performance will be repeated in the future, particularly given the competitive nature of the industry in which we operate, and our revenue, profit and cash flow may significantly underperform market expectations. If our cash flow underperforms market expectations, then our capacity to pay a dividend or make other returns of capital (including, without limitation, share repurchases) may be negatively impacted. Any decision to declare and pay dividends or to make other returns of capital will be made at the discretion of the Board and will depend on, among other things, applicable law, regulation, restrictions (if any) on the payment of dividends and/or capital returns in our financing arrangements, our financial position, retained earnings/profits, working capital requirements, finance costs, general economic conditions and other factors that the Board deems significant from time to time.

We last paid a dividend on our ordinary shares in 2016. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future, including due to limitations that are currently imposed by our credit agreement. Any return to shareholders likely will therefore be limited to the increase in the price of our ordinary shares, if any. Similarly, while we announced a $100 million share repurchase program on July 28, 2021, and an additional $100 million share repurchase program on April 8, 2022, any future repurchase of shares is subject to the discretion of our Board and will depend on similar factors as those that affect decisions to pay dividends. There can be no assurance that the Group will repurchase any additional shares beyond the programs already announced.
Our business strategy may involve future transactions that may harm the market price of our ordinary shares or require us to seek additional funds, and such funding may not be available on commercially favorable terms or at all and may cause dilution to our existing shareholders. The issuance of additional ordinary shares in connection with future acquisitions, any share incentive or share option plan, or otherwise, may dilute all other shareholdings.
In order to achieve our business strategy, we regularly review potential transactions related to technologies, products or product rights, and businesses that are complementary to our business, including mergers and acquisitions, licenses and collaborations, and development and supply, commercialization or co-promotion arrangements, among others. We may choose to enter into one or more of these or other transactions at any time, that may cause substantial fluctuations in the market price of our ordinary shares. Moreover, depending upon the nature of any transaction, we may experience a charge to earnings, which could also materially adversely affect our results of operations and could harm the market price of our ordinary shares.
In order to finance such transactions, we may require additional funds, and we may seek such funds through various sources, including debt and equity offerings, corporate collaborations, bank borrowings, arrangements relating to assets, monetization of royalty streams or other financing methods or structures. In particular, we may, for these and other purposes, issue additional equity or convertible equity securities which would cause our shareholders to suffer dilution to their percentage ownership of the Group, or the market price of our ordinary shares may be adversely affected. The source, timing and availability of any financings will depend on global economic conditions, credit and financial market conditions, interest rates and other factors. If we issue additional equity securities or securities convertible into equity securities, our shareholders will suffer dilution of their investment, and it may adversely affect the market price of our ordinary shares.
In addition, the Companies Act 2006 (of England and Wales) provides that the directors of an England and Wales public limited company may only allot shares (or grant rights to subscribe for or convertible into shares) with the prior authorization of the company’s shareholders, such authorization stating the maximum amount of shares that may be allotted under such authorization and specify the date on which such authorization will expire, being not more than five years, each as specified in the articles of association or relevant shareholder resolution. Furthermore, subject to certain limited exceptions, the Companies Act 2006 generally provides that the shareholders of a company have statutory pre-emption rights when new shares in such company are allotted and issued for cash. However, it is possible for such statutory pre-emption right to be disapplied by either the articles of association of the company, or by shareholders passing a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast. Such a disapplication of statutory pre-emption rights may not be for more than five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the special resolution, if the disapplication is by a special resolution. On May 5, 2022, our shareholders authorized our Board to allot additional shares and disapply pre-emption rights in respect of certain additional share issuances, in each case applying until the earlier of (i) the close of business on June 30, 2023; or (ii) the conclusion of Indivior PLC’s annual general meeting to be held in 2023. If we are unable to obtain renewal of these existing authorities from our shareholders, or are otherwise limited by the terms of new share issuance and/or disapplication of statutory preemption rights authorities approved by our shareholders, our ability to issue additional shares to effect or to fund acquisition or other transaction opportunities, or to otherwise raise capital, could be adversely affected.
In addition, future investors or lenders may demand, and may be granted, rights superior to those of existing shareholders. If we issue additional debt securities, our existing debt service obligations will increase further. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations or to repay our debt, we may be forced to curtail our operations. We cannot be certain that additional financing will be available from any of these sources when needed or, if available, will be on acceptable terms. If we fail to obtain additional capital when we need it, we may not be able to execute our business strategy successfully and may have to give up rights to our product platforms, and/or products, or grant licenses on terms that may not be favorable to us.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.
The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our rating, lower our price target, or publish inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on our company regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.
Risks Related to Information Security and Data Privacy
Business interruptions or breaches of data security could disrupt our product sales and delay the development of our product candidates.
We are increasingly dependent on information technology systems and infrastructure, including mobile technologies, to operate our business. In the ordinary course of our business, we collect, store and transmit confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. While we have implemented processes to collect, store, and transmit such information in a secure manner, there can be no assurance that any measures we take will prevent potential cyber-attacks or security breaches that could adversely affect the confidentiality and integrity of such confidential information.
We also use a number of third-party vendors who have or could have access to our confidential information. The size and complexity of our information technology systems, and those of third-party vendors with whom we contract, make such systems potentially vulnerable to breakdown, malicious intrusion, security breaches, ransomware, and other cyber-attacks, all of which would be costly to remedy. In addition, the use of mobile devices or cloud-based systems that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information, trade secrets or other proprietary information. Failures of or disruptions to our systems or the systems of third parties on whom we rely, particularly if prolonged, could result in breaches of data security and/or a loss of key data which would adversely affect our reputation, business and results of operations. While we have implemented security measures to protect our data security and information technology systems, such measures may not prevent the adverse effect of such events.
We are required to maintain the privacy and security of personal information in compliance with privacy and data protection regulations worldwide. Failure to meet the requirements could result in fines, penalties, or private actions, harm our business and damage our reputation with customers, suppliers, and associates.
We rely on systems, networks, products, and services, some of which are managed by third-party service providers to protect our information. Increased information security threats, more sophisticated cyber-attacks and a growing base of diversified threat actors continually pose a risk to all systems and data.
Additionally, we collect, store, and process personal information relating to many stakeholders, including our customers, suppliers, and associates. This information is increasingly subject to a variety of U.S. and international laws and regulations, such as the General Data Protection Regulation, as enacted in the European Union, the Data Protection Act in the UK, Canada’s Personal Information Protection and Electronic Documents Act, the California Consumer Privacy Act, Virginia’s Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act, the Utah Consumer Privacy Act, and other emerging privacy and cybersecurity laws internationally, at the federal level in the U.S., and across various U.S. states, that may carry significant potential penalties for noncompliance.
The FTC also sets expectations for failing to take appropriate steps to keep consumers’ personal information secure or failing to provide a level of security commensurate to promises made to individuals about the security of their personal information (such as in a privacy notice) may constitute unfair or deceptive acts or practices in violation of Section 5(a) of the Federal Trade Commission Act (“FTC Act”). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. With respect to privacy, the FTC also sets expectations that companies honor the privacy promises made to individuals about how a company handles consumers’ personal information; any failure to honor promises, such as the statements made in a privacy policy or on a website, may also constitute unfair or deceptive acts or practices in violation of the FTC Act. While we do not intend to engage in unfair or deceptive acts or practices, the FTC has the power to enforce promises as it interprets them, and events that we cannot fully control, such as data breaches, may result in FTC enforcement. Enforcement by the FTC under the FTC Act can result in civil penalties or enforcement actions.
These data privacy and data protection laws and regulations are typically intended to protect the privacy of personal information that is collected, processed, transmitted, and stored in or from the governing jurisdiction. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between a company and its subsidiaries. While we have invested and continue to invest significant resources to comply with data privacy regulations, many of these regulations are new, complex, and subject to interpretation. Noncompliance with these laws could result in negative publicity, damage to our reputation, penalties, or significant legal liability. We could be adversely affected if legislation or regulations are revised or extended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. The landscape of federal and state laws regulating personal information is constantly evolving, and compliance with these laws requires a flexible privacy framework and substantial resources, and compliance efforts will likely be an increasing and substantial cost in the future.
Risks Related to Our International Status and Operations
We are subject to various risks related to the local and international nature of our business, including domestic and foreign laws, regulations, and standards. Failure to comply with such laws and regulations or the occurrence of unforeseen developments such as litigation could adversely affect our business.
Our business operates in several countries including the U.S., UK, Canada, France, Germany, Italy, and Australia and our products are available in approximately 40 countries worldwide. As a result, we are subject to specific risks of conducting business in different jurisdictions across these countries and other parts of the world. Our business is subject to a wide array of domestic and international laws, regulations and standards in jurisdictions where we operate, including advertising and marketing regulations, anti-bribery and corruption/money laundering laws, anti-competition regulations, data protection (including payment card industry data security standards) and cybersecurity requirements (including protection of information and incident responses), environmental protection laws, foreign exchange controls and cash repatriation restrictions, government business regulations applicable to us as a government contractor or supplier selling to governmental agencies, import and export requirements, intellectual property laws, labor laws, product compliance laws, supplier regulations regarding the sources of supplies or products, tax laws, zoning laws, unclaimed property laws and laws as well as regulations and standards applicable to other commercial matters. In particular, occupational health and safety or consumer product safety regulation may require that we take appropriate corrective action, including but not limited to product recall, in respect of products that we have distributed. Managing a product recall or other corrective action can be expensive and can divert the attention of Management and other personnel for significant time periods. Moreover, we are also subject to audits and inquiries by government agencies in the normal course of business.
Failure to comply with any of these laws, regulations and standards could result in civil, criminal, monetary and non-monetary penalties as well as potential damage to the Group’s reputation. Changes in these laws, regulations and standards, or in their interpretation, could increase the cost of doing business, including, among other factors, as a result of increased investments in technology and the development of new operational processes. Furthermore, while we have implemented policies and procedures designed to facilitate compliance with these laws, regulations, and standards, and applicable self-regulatory industry codes by region that the Group has committed to follow, but there can be no assurance that neither we nor our associates, contractors or agents will not violate such laws, regulations and standards or our policies. Any product recall or other corrective action may negatively affect customer confidence in the relevant Group member’s products and the Group itself, regardless of whether it is successfully implemented. Any such failure to comply or violation could individually or in the aggregate materially adversely affect our business, financial condition, results of operations and cash flows.
We are exposed to risks related to currency exchange rates.
We are incorporated in England and Wales but present our financial statements in U.S. dollars. Based on the country where sales originate, we derived 76% and 70% of our net revenues from the U.S. in 2021 and 2020, respectively. We also conduct business in the U.K., Europe and Australia, among other places. As a result, our agreements with customers not based in the U.S. often involve payments denominated in currencies other than U.S. dollars, which creates foreign currency exchange risk. Our operating results are therefore subject to currency fluctuations in translating revenues and costs from those foreign currencies to U.S. dollars. Additionally, if in the future we expand our sales and operations into new markets, different currencies could expose us to additional currency translation risks. These risks increase with the strengthening of the U.S. dollar.
We currently do not actively hedge exchange rate fluctuations, although we attempt to balance large non-U.S. dollar liabilities with a similarly sized asset in the same currency. To the extent that we do not hedge our exposure to foreign currency exchange rate fluctuations, or to the extent that such hedging is structured ineffectively or does not offset our exposure to exchange rate fluctuations, our business, financial condition, and results of operations could be materially adversely affected.
Exchange rate fluctuations between local currencies and the U.S. dollar also create risk in other ways, including but not limited to: (i) increasing the U.S. dollar cost of non-U.S. research and development expenses and the cost of sourced product components outside the U.S. (in the case of a weakening of the U.S. dollar); (ii) decreasing the value of our revenues denominated in other currencies (in the case of a strengthening of the U.S. dollar); (iii) distorting the value of non-U.S. dollar transactions and cash deposits; and (iv) affecting commercial pricing and profit margins of our products. These effects can have an adverse impact on our results of operations and financial condition and may also make it more difficult for investors to understand the relative strengths or weaknesses of our underlying business on a period-over-period comparative basis.

Risks Related to Being a Publicly-Traded Company in the U.S.
Corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks.
Public ESG (Environmental, Social, Governance) and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. Certain organizations, including those that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Moreover, the standards by which ESG matters are measured are developing and evolving, and certain areas are subject to assumptions that could change over time. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, may make voting decisions, or take other actions, to hold these corporations and their boards of directors accountable. Board diversity, social issues such as the U.K.’s Equality, Diversity and Inclusion (EDI) factors, and sustainability are ESG topics that are receiving heightened attention from investors, shareholders, lawmakers and listing exchanges. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks.
From time to time, we may announce certain initiatives, including goals, regarding our focus areas, which include environmental matters, responsible sourcing, promoting access to medicines, social investments, and diversity and inclusion. We may face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards expected by our investors, shareholders, lawmakers, listing exchanges or other constituencies, if we are unable to achieve an acceptable ESG or sustainability rating from third-party rating services, if we fail or are perceived to have failed in the achievement of our initiatives or goals whether due to changes in our business or otherwise or if we fail to accurately report our progress on such initiatives and goals. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our ordinary shares from consideration by certain investors who may elect to invest with our competitors instead.
Any of the above factors could have a material adverse effect on our reputation, business, financial condition, and results of operations. While we monitor a broad range of ESG issues, there can be no certainty that we will manage such issues successfully, or that we will successfully meet the expectations of investors, employees, consumers and other stakeholders.
We are a foreign private issuer. Should we no longer qualify as a foreign private issuer in the future, we may incur significant additional expenses. Also, as a foreign private issuer, we are not subject to SEC proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a domestic U.S. issuer. As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares.
On June 30, 2022, not more than 50% of our ordinary shares were held by shareholders resident in the U.S. Therefore, we qualify as a “foreign private issuer” (within the meaning of Rule 405 of the Securities Act, as amended (the “Securities Act”) and Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are thus exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.
In addition, as a foreign private issuer whose shares will be listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. As a company incorporated in the U.K. and which has a primary listing on the main market of the London Stock Exchange, we may follow our home country's practice with respect to, among other things, the Nasdaq rules requiring shareholders to approve equity compensation plans and material revisions thereto. Unlike the requirements of the Nasdaq, the corporate governance practice and requirements in the UK generally do not require us to obtain shareholder approval for equity compensation plans and material revisions thereto, except under certain restricted circumstances. As a result of the above, shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second financial quarter. We will also test foreign private issuer status within 30 days before the effectiveness of this registration statement. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2023.
There is a risk that we could lose our foreign private issuer status if, for example, more than 50% of our issued ordinary share capital is held by U.S. residents. If we lose our foreign private issuer status, we would become subject to the extensive periodic and ongoing disclosure and reporting requirements under the U.S. securities laws that apply to domestic issuers, including preparing consolidated financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP, in addition to those prepared in accordance with IFRS as required by the listing rules made by the UK Listing Authority under the UK Financial Services and Markets Act 2000 (as set out in the UK Financial Conduct Authority’s Handbook of Rules and Guidance), as amended (the “Listing Rules”)), and preparing quarterly financial statements. We would also be subject to the proxy statement requirements under Section 14 of the Exchange Act, and our officers, directors and principal shareholders would be subject to the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly greater than the costs incurred as a foreign private issuer. If we are required to report as a domestic issuer, we may incur additional expenses which could have an adverse effect on our results of operations.
We will change the financial reporting standards that we apply to our financial statements from IFRS to U.S. generally accepted accounting principles, or “U.S. GAAP” should we no longer qualify as a foreign private issuer (“FPI”) status, and may voluntarily do so sooner and, as a result, some of our financial data may not be easily comparable to historical financial results.
Should we lose FPI status, SEC rules will require us to transition from IFRS to U.S. GAAP and we will report our financial statements under U.S. GAAP for periods following our loss of FPI status, and we may elect to do so sooner. In connection with this transition, we have invested significant resources and time to convert historical financial statements prepared under IFRS from prior fiscal years into U.S. GAAP financial statements. We have incurred, and expect that we may further incur, significant additional legal, accounting and other expenses in connection with this transition, that may negatively impact our results of operations.
There have been and there may in the future be certain significant differences between U.S. GAAP and IFRS, including differences related to intangible assets, capitalized development costs, acquired in-process research and development costs, lease accounting, and income tax. As a result, our financial information and reported earnings for future periods within a fiscal year or any interim period could be significantly different if they are prepared in accordance with U.S. GAAP. Consequently, if we begin reporting in U.S. GAAP, you may not be able to meaningfully compare our financial statements under U.S. GAAP with our historical financial statements under IFRS.
See also, “Risks Related to Being a Publicly-Traded Company in the U.S.—We are a foreign private issuer. Should we no longer qualify as a foreign private issuer status in the future, we may incur significant additional expenses. Also, as a foreign private issuer, we are not subject to SEC proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a domestic U.S. issuer. As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares.”
Changes in accounting standards and subjective assumptions, estimates and judgments by Management related to complex accounting matters, could significantly affect our financial results or financial condition.
Accounting standards, including both IFRS and U.S. GAAP, and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition, asset impairment, inventories, lease obligations, self-insurance, tax matters, pensions and litigation, and impairment of goodwill and other intangible assets are complex and involve many subjective assumptions, estimates and judgments. See, for example, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.” Further, these estimates may be more sensitive, particularly regarding assumptions pertaining to the difference between gross revenue and net revenue, than in other industries. Changes in accounting standards or their interpretation or changes in underlying assumptions and estimates or judgments could significantly change our reported or expected financial performance or financial condition.
The obligations associated with being a public company in the U.S. require significant resources and Management attention, and changing laws, regulations and standards are creating uncertainty for U.S. public companies.
As a public company in the U.S., we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), the listing requirements of Nasdaq, and other applicable securities rules and regulations. The Exchange Act requires that we file annual and other reports with respect to our business, financial condition, and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls over financial reporting. Furthermore, the establishment and the maintenance of the corporate infrastructure demanded of a U.S. public company may, in certain circumstances, divert Management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, and results of operations. We have made, and will continue to make, enhancements to our internal controls and procedures for financial reporting and accounting systems in order to meet our reporting obligations as a public company in the U.S. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations has increased our legal and financial compliance costs and has made some activities more time-consuming and costly. These additional obligations may have a material adverse impact on our business, financial condition, results of operations and cash flow.
In addition, changing laws, regulations and standards relating to corporate governance, ESG matters, and public disclosure are creating uncertainty for public companies in the U.S., increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have invested, and expect to continue to invest, resources to comply with evolving laws, regulations and standards, and this investment may result in increased operating expenses and a diversion of Management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.
We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act. If we fail to maintain an effective system of internal control over financial reporting (“ICFR”), or if we identify a material weakness, we may not be able to accurately report our financial results or prevent fraud and, as a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares and may cause other increases in operating costs.
We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2024 fiscal year. We have not yet completed our evaluation as to whether our current ICFR meets the requirements of Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may also experience higher than anticipated operating expenses during the implementation of these changes and thereafter, should we need to hire additional qualified personnel to help us become compliant with Section 404. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our reputation, operations, financial reporting or financial results and could result in our conclusion that our ICFR is not effective.
If we identify a material weakness in our ICFR, our ability to meet our reporting obligations and the trading price of our ordinary shares could be negatively affected. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that the financial information we report contains material errors. Any system of internal controls, however well-designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. If we cannot conclude that we have effective internal control over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in the trading price of our ordinary shares. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by Nasdaq or the SEC or other regulatory authorities.
If we fail to develop and maintain an effective system of ICFR, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or (“Section 404”), or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

ITEM 4: INFORMATION ON THE COMPANY
A.History and Development of the Company
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (“SUD”) and serious mental illnesses. As a pioneer in developing evidence-based treatments for opioid use disorder (“OUD”), our vision is that the millions of people across the globe suffering from substance use disorders and serious mental illness have access to evidence-based treatment to change lives. As a leader in addiction, Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease.
Building on its portfolio of leading OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder, and co-morbidities, including schizophrenia.
Headquartered in the U.S. in Richmond, VA, Indivior employs more than 900 individuals globally and its portfolio of products is available in approximately 40 countries worldwide.
Our core products include the following approved treatments:
•SUBLOCADE (buprenorphine extended-release) monthly injection;
•SUBOXONE Film (buprenorphine and naloxone sublingual film);
•SUBOXONE Tablet (buprenorphine and naloxone sublingual tablets); and
•SUBUTEX Tablet (buprenorphine sublingual tablets),
all of which are treatments for OUD and
•PERSERIS (risperidone) extended-release injectable suspension for the treatment of schizophrenia in adults in the U.S.
Product availability varies across the approximately 40 countries in which Indivior treatments are available, including in terms of dosage form, strength and indication.
Our core geographic market (based on the country where the sale originates) is the U.S., which accounted for 71%, 76%, and 81% of net revenues in the years ended December 31, 2020, 2021, and the nine months ended September 30, 2022, respectively.
Our business was initially developed and managed as a separate division of Reckitt Benckiser Group PLC (“RB” and, together with its subsidiaries, the “RB Group”), a public limited company incorporated under the laws of England and Wales. Indivior PLC was incorporated on September 26, 2014 for the purpose of acquiring the specialty pharmaceutical business unit (the “Pharmaceutical Business”) from RB (the “Demerger”). Following the Demerger, which became effective on December 23, 2014, Indivior PLC has operated as a standalone business.
The treatment of OUD as a therapeutic area emerged in the early 1920s. The U.S. government’s efforts to address OUD through supply regulation and control, and to address public health concerns through scientific innovation, influenced a gradual shift in research interest towards developing a treatment for opioid dependence or OUD, as the disorder is presently known.
In 1966, RB led the breakthrough discovery of buprenorphine and developed, in partnership with the U.S. National Institute on Drug Abuse (“NIDA”), buprenorphine for the treatment of opioid dependence. SUBUTEX Tablet (buprenorphine sublingual tablet) was our first approved product specifically indicated for the treatment of opioid dependence. SUBUTEX Tablet was launched on the French market in February 1996 by Schering-Plough, which licensed the global marketing rights to the buprenorphine products from RB Group. Shortly thereafter, SUBUTEX Tablet was approved in additional EU countries. SUBOXONE Tablet (buprenorphine/naloxone) sublingual tablet was approved across the EU by the EMA in September 2006.
The enactment of the Drug Addiction and Treatment Act of 2000 (“DATA 2000”) was a significant development in the history of addiction treatment in the U.S. Previously, treatment options for opioid dependence were limited: abstinence-based programs that have a high rate of relapse, and methadone clinics (the only medication-assisted treatment option). These clinics provide daily dosing and are unpopular with opioid-dependent individuals owing to inconvenience and the significant societal stigma associated with a full opioid receptor opioid. (A full opioid receptor agonist binds tightly to the opioid receptors and undergoes significant change to produce maximal opioid effect; examples of full agonists in addition to methadone include (codeine, fentanyl, heroin, hydrocodone, morphine, and oxycodone.) As a result, many opioid-dependent individuals remained untreated.
Under DATA 2000, office-based physicians who had completed appropriate training were able to obtain a federal waiver to treat a limited number of opioid-dependent patients with medications specifically approved by the FDA for the treatment of opioid dependence, and to prescribe and/or dispense these medications in their office-based settings. By permitting treatment for opioid dependence in the privacy of physicians’ offices with take home doses, DATA 2000 was significant in creating access to treatment and beginning to medicalize the condition like other chronic diseases. The patient cap under DATA 2000 has been increased twice, and now allows eligible physicians to request approval to treat up to 275 patients after meeting certain criteria. More recently, in April 2021, the U.S. Department of Health and Human Services published revised practice guidelines simplifying the DATA waiver process for practitioners treating 30 or fewer OUD patients with buprenorphine. Even so, fewer than an estimated one in five opioid-dependent individuals currently receive buprenorphine-based treatment for opioid dependence for reasons including but not limited to a lack of financial reimbursement coverage, fear of being stigmatized owing to societal attitudes towards the disease, low awareness of treatment options, and limited access to treatment in several areas of the U.S. At present, legislation is pending in Congress to repeal the DATA waiver requirement (HR 1384 / S 445, 117th Congress). If it is enacted, treatment for OUD with buprenorphine would be more like treatment for other diseases and would not require buprenorphine prescribers to obtain an additional waiver.
Launch of SUBUTEX Tablets, SUBOXONE Tablets, and SUBOXONE Film in the U.S.
We launched SUBUTEX Tablet (buprenorphine) and SUBOXONE Tablet (buprenorphine/naloxone) in the U.S. in 2003, following FDA approval in October 2002.
Subsequently, in August 2010, the FDA approved SUBOXONE Film (buprenorphine/naloxone) sublingual film, which dissolves quicker than SUBUTEX and SUBOXONE Tablets.
In the U.S. we discontinued the distribution of SUBUTEX Tablets in 2011 and SUBOXONE Tablets in 2013 as generics for these products had and were entering the market.
In 2018, two generic buprenorphine and naloxone film were launched and a third generic buprenorphine and naloxone film was launched in 2019. Despite the launches of these generic formulations of tablets and film and branded competition, SUBOXONE Film has maintained a meaningful share of the buprenorphine-based opioid dependence treatment market (by mg volume) of approximately 19%.
In 2020, the Group’s U.S. sales force ceased promoting SUBOXONE Film as part of the Resolution Agreement with the Department of Justice (“DOJ”), as discussed below, and ceased all detailing of the product in that year, though it remains available for sale.

Launch of SUBLOCADE in U.S.
In 2018 the FDA approved SUBLOCADE (buprenorphine extended-release) injection for subcutaneous use and we launched SUBLOCADE in 2019. As the first long-acting buprenorphine-based monthly injectable approved by the FDA for the treatment of moderate to severe OUD, SUBLOCADE is a highly differentiated treatment. First, SUBLOCADE was carefully designed, with unique dosing regimens selected to ensure patients are exposed to safe and therapeutic levels of at least 2 ng/ml throughout the month which occupy mu-opioid receptors at levels of 70-80% and provide blockade of subjective liking effects of full agonist opioids should patients abuse opioids while in treatment; second, SUBLOCADE attains therapeutic levels within the first 24 hours and maintains them throughout the entire monthly dosing period to ensure these optimal plasma levels are maintained in patients as opposed to the suboptimal plasma levels associated with take-home transmucosal (buccal, sublingual) therapies which result in lower occupancy of the opioid receptors towards the end of the daily dosing period; and third, the risk of misuse, abuse and diversion can be avoided using long-acting injectable formulations.
Even with the availability of oral products for the treatment of OUD, SUBLOCADE became the largest product by net revenue for the Group by the second quarter of 2022.
Launch of Perseris in U.S.
In 2019, we launched PERSERIS in the U.S. PERSERIS is the first once-monthly subcutaneous extended-release injectable suspension of risperidone, indicated for the treatment of schizophrenia in adults.
Agreements with DOJ, FTC and OIG-HHS
In 2020 the Group and certain of its subsidiaries reached agreements with the DOJ, the U.S. Federal Trade Commission (“FTC”), the U.S. Attorney’s Office for the Western District of Virginia and U.S. state attorneys general to resolve criminal and civil liability in connection with an indictment brought in 2019 by a grand jury in the Western District of Virginia, a civil lawsuit joined by the Justice Department in 2018, and an FTC investigation related to alleged charges of healthcare fraud, wire fraud, mail fraud, and conspiracy in connection with marketing and promotional practices related to SUBOXONE Film and SUBOXONE Tablet. As part of the agreement with the DOJ (Resolution Agreement), a wholly owned subsidiary of Indivior PLC, pleaded guilty to a single count of making a false statement relating to healthcare matters in 2012 in violation of 18 U.S.C. Section 1035 related to SUBOXONE Film, and was excluded from participating in government healthcare programs. The exclusion did not pertain to the rest of the Group and did not limit access to our medications for patients in the U.S. Under the terms of the agreements, DOJ dismissed all charges in the 2019 indictment and the Group agreed to make payments to federal and state authorities totaling $600 million (plus applicable interest of 1.25% on a portion of that total amount), of which $200 million has been paid. This indictment followed a federal criminal grand jury investigation that began in 2013. As part of the resolution, the Group and Indivior Inc. also agreed to significant compliance and reporting obligations under the Resolution Agreement with DOJ and a stipulated injunction with the FTC, and Indivior Inc. agreed to a Corporate Integrity Agreement (“CIA”) with the Office of Inspector General of the U.S. Department of Health and Human Services (“HHS-OIG”). See (i) “Item 3.D. Risk Factors—”Compliance with the terms and conditions of our Corporate Integrity Agreement, the Resolution Agreement with the U.S. Attorney’s Office for the Western District of Virginia and the U.S. Department of Justice’s Consumer Protection Branch, and the Stipulated Order for Permanent Injunction and Equitable Monetary Relief with the FTC, requires significant resources and Management time and, if we fail to comply, we could be subject to criminal charges, penalties, or, under certain circumstances, excluded from government healthcare programs, which would materially adversely affect our business,” (ii) “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 21—Legal Proceedings—DOJ Resolution,” (iii) “Note 19—Provisions and Other Liabilities,” and “Item 10.C. Material Contracts.” We have filed copies of the Resolution Agreement, the Corporate Integrity Agreement, and the Stipulated Order for Permanent Injunction and Equitable Monetary Relief between FTC and Indivior Inc. as Exhibits Nos. 4.3, 4.4, and 4.5, respectively, to this Registration

Statement. We have and continue to comply with our reporting obligations under each of the agreements and to make investments in our integrity and compliance program to promote compliance and drive continuous learning and evolution of an effective compliance program.
Outside the U.S.
In the EU, generic versions of SUBUTEX Tablet have been available since 2010; but our branded SUBUTEX Tablet currently maintains a market share of approximately 50.7% (by mg volume) of the mono-buprenorphine market, giving the Group a total market share (mono-buprenorphine and buprenorphine/naloxone) of approximately 55.7%.
We currently distribute SUBLOCADE in Canada and Australia, and in Israel, Sweden, Finland, UAE and Qatar with special “named patient” programs. Germany, Italy, Sweden, Finland, Denmark, New Zealand, and Switzerland have approved SUBLOCADE (called SUBUTEX PRO in those countries), and we are exploring commercial launch in those countries in the near future. We expect our distributor to launch Perseris in Canada soon.
We distribute SUBOXONE Film in Denmark, Finland, Germany, Italy, Norway, U.K., Sweden, Australia, Canada, Israel, and Malaysia.
We distribute SUBOXONE Tablets in 37 countries in addition to the U.S. including Europe, the U.K., Canada, and Australia, and SUBUTEX Tablets in 18 countries worldwide, primarily in Europe, including France, United Kingdom, Germany, and Italy.
In July 2021, the Group sold the assets of its TEMGESIC franchise (buprenorphine) outside of North America. The Group has certain transition obligations to the purchaser which are expected to be completed over a period of twenty-four months from the date of sale, for which the Group is being separately compensated.
Development Pipeline
In addition to our commercially available products we have a pipeline of new drug candidates for the treatment of cannabis use disorder (“CUD”), opioid use disorder (“OUD”), and alcohol use disorder (“AUD”).
Our capital expenditures for 2020, 2021 and the nine months ended September 30, 2022 were $4 million, $4 million, and $4 million, respectively. These capital expenditures, were primarily for equipment used in the manufacture of our products, and were made primarily in the U.S. and U.K. The Group funded these expenditures from its existing cash balances.
Purchase of intangible assets for 2020, 2021 and the nine months ended September 30, 2022 were $nil, $30 million, and $nil, respectively. In 2021, the intangible assets purchase of $30 million reflects a payment made to Aelis Farma for an exclusive option and license agreement to develop its leading compound (AEF0117) targeting cannabis use disorder. This molecule currently is in late-stage phase 2b clinical development in the U.S. The Group funded this asset purchase from its existing cash balances.
Acquisition of Opiant
On November 13, 2022, the Company, Indivior Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Olive Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Indivior Inc. (“Merger Sub”), and Opiant Pharmaceuticals, Inc., a Delaware corporation (“Opiant”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Opiant (the “Merger”), with Opiant surviving the Merger and becoming a wholly owned subsidiary of Indivior Inc. (the “Surviving Corporation”). The parties expect the acquisition of Opiant to close in the first quarter of 2023.

Opiant is a specialty pharmaceutical company developing medicines for addictions and drug overdose. Opiant contributed to the development of NARCAN® (naloxone HCI) Nasal Spray (“NARCAN®”), a treatment to reverse opioid overdose which was approved by the FDA in November 2015. Opiant’s longer term pipeline includes medicines in development for alcohol use disorder and acute cannabinoid overdose.
Opiant’s lead development product is OPNT003 - Nasal Nalmefene for opioid overdose reversal, which was developed in response to the need for stronger, longer-acting formulations of antagonists to counteract the very high potency synthetic opioids that are now claiming thousands of lives each year. Opiant is pursuing a 505(b)(2) development path for OPNT003, with the potential to submit a new drug application with the FDA for the drug and intranasal delivery device combination in the second half of 2022. On August 2, 2022, Opiant announced that the U.S. Patent and Trademark Office issued a Notice of Allowance for U.S. Patent Application No. 16/461,354, with formulation and method of use claims around OPNT003, its investigational treatment for opioid overdose. Opiant expects this patent to be issued and to have a patent term extending to 2037. Opiant also expects this patent to be listed in the FDA Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book, if OPNT003 is approved by the FDA. Opiant has full commercial rights to OPNT003.
Merger Agreement
Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Opiant’s common stock (an “Opiant Share”), except as provided in the Merger Agreement, will be converted into the right to receive (i) $20, net to the holder thereof in cash, without interest thereon (the “Cash Amount”), plus (ii) one contingent value right (each, a “CVR”), which will represent the right to receive contingent payments of up to $8, net to the holder thereof in cash, without interest thereon, in the aggregate (the “Milestone Payments”), upon the achievement of specified milestones pursuant to the terms of the Contingent Value Rights Agreement as further described under the heading “—CVR Agreement” below (the Cash Amount plus one CVR, the “Merger Consideration”).
In addition, at the Effective Time, each Opiant equity-based award will be canceled in exchange for the Cash Amount (less the exercise price in the case of any stock option) plus one CVR, in each case, multiplied by the number of Opiant Shares underlying such award. In the case of any such award subject to performance-based vesting conditions, the number of Opiant Shares underlying the award will generally be determined based on actual performance for any performance periods that have been completed as of the Effective Time but for the avoidance of doubt treating certain milestones as unachieved and certain as achieved if the deadline for achievement has not passed. Notwithstanding the foregoing, any stock option with an exercise price that is greater than the Cash Amount will instead be canceled in exchange for the right to receive cash payments in an amount equal to (1) the excess, if any, of (a) the total amount of the Milestone Payments actually payable in connection with a CVR pursuant to the terms of the CVR Agreement minus (b) the amount by which such exercise price exceeds the Cash Amount multiplied by (2) the number of Opiant Shares underlying such award.
Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) approval of the Merger Agreement by the holders of Opiant Shares; (ii) any waiting period (and any extensions thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, will have expired or been terminated, and certain other regulatory approvals will have been obtained including clearance by the Committee of Foreign Investment in the United States; (iii) the absence of any legal impediment that has the effect of prohibiting or otherwise preventing or making illegal the consummation of the Merger; and (iv) other customary conditions.
The Merger Agreement contains representations, warranties and covenants of Indivior Inc. and Opiant that are customary for a transaction of this nature, including, among others, covenants obligating

Opiant to continue to conduct its business in the ordinary course and certain other customary operating restrictions until the closing.
In addition, subject to certain exceptions, Opiant has agreed not to solicit, initiate or knowingly encourage, or facilitate any inquiry regarding, the submission of any proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal (as defined in the Merger Agreement), or take certain other restricted actions in connection therewith. Notwithstanding this limitation, prior to obtaining the stockholder approval of Opiant’s stockholders, subject to customary limitations and conditions, Opiant may provide information to, and participate in discussions or negotiations with, a third party that has made a bona fide, written acquisition proposal that the board of directors of Opiant has determined in good faith, after consultation with its outside legal counsel and financial advisor, either constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement).
The Merger Agreement contains customary termination rights for the Indivior Inc. and Opiant, including, among others, for failure to consummate the Offer on or before May 15, 2023 (subject to one extension until August 15, 2023 in the event that certain closing conditions relating to regulatory approvals and the absence of government proceedings are the only conditions that remain unsatisfied. If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, including under specified circumstances in connection with Opiant’s entry into a definitive agreement with respect to certain superior proposals or in connection with a change in recommendation by the board of directors of Opiant, Opiant will be required to pay Indivior Inc. a termination fee of $4,711,000.
The Merger Agreement has been approved by the board of directors of each of Indivior Inc. and Opiant. The board of directors of Opiant has unanimously agreed to recommend that stockholders of Opiant adopt the Merger Agreement.
CVR Agreement
In connection with the Merger, Indivior Inc. and a rights agent to be selected by Indivior Inc. and Opiant will enter into the CVR Agreement governing the terms of the CVRs to be issued pursuant to the Merger. The holders of CVRs will not be permitted to transfer CVRs (subject to certain limited exceptions).
Each CVR represents the obligation of Indivior Inc. to pay the following Milestone Payments, in cash, without interest thereon and less any applicable withholding taxes, payable as specified upon the achievement of the following milestones (each, a “Milestone”):
•During the period beginning with the first commercial sale of certain of Opiant’s products (provided that if the first commercial sale occurs less than 45 days prior to the end of a calendar quarter, then the period beginning with the first day of the first calendar quarter immediately following the quarter in which the first commercial sale occurred) and ending on the seventh anniversary of the beginning of such period:
▪$2.00 per CVR, upon the first achievement in any four consecutive calendar quarters of worldwide Net Sales (as defined in the CVR Agreement) with respect to certain of Opiant’s products exceeding $225,000,000;
▪$2.00 per CVR, upon the first achievement in any four consecutive calendar quarters of worldwide Net Sales (as defined in the CVR Agreement) with respect to certain of Opiant’s products exceeding $300,000,000;
▪$2.00 per CVR, upon the first achievement in any four consecutive calendar quarters of worldwide Net Sales (as defined in the CVR Agreement) with respect to certain of Opiant’s products exceeding $325,000,000; and

•During the period beginning with the first commercial sale of certain of Opiant’s products (provided that if the first commercial sale occurs less than 45 days prior to the end of a calendar quarter, then the period beginning with the first day of the first calendar quarter immediately following the quarter in which the first commercial sale occurred) and ending on the third anniversary of the beginning of such period, $2.00 per CVR, upon the achievement of worldwide Net Sales (as defined in the CVR Agreement) with respect to certain of Opiant’s products exceeding $250,000,000.
We estimate total potential payments to be up to an additional $68 million over a period of up to 7 years from the date of the first commercial sales of a new Olive product. Until the earlier of (a) the 7th anniversary of the closing of the merger and (b) the achievement of U.S. commercial launch, Indivior Inc., shall and shall cause its affiliates to use their commercially reasonable efforts to develop and seek FDA approval for OPNT003 and following receipt of approval to achieve U.S. commercial launch. However, there is no requirement that Indivior Inc. or its affiliates undertake any level of efforts, or employ any level of resources, to develop, market or commercialize certain of Opiant’s products after U.S. commercial launch. Additionally, neither Indivior Inc. nor its affiliates are required to conduct or commit to conduct, any additional clinical, safety or efficacy studies in connection with obtaining regulatory approvals of OPNT003. The CVR Agreement has been filed as Exhibit 4.21 to this Registration Statement.
Other Information
The Group’s legal name is Indivior PLC. Indivior PLC is a public limited company incorporated under the laws of England and Wales that was incorporated on September 26, 2014. The principal legislation under which the Group operates is the Companies Act. The registered office address of Indivior PLC is: 234 Bath Road, Slough, Berkshire, United Kingdom, SL1 4EE and its telephone number is +1 (804) 379-1090. The Group’s website is https://www.indivior.com/.
Our ordinary shares are listed on the premium listing segment of the Official List of the UK Financial Conduct Authority (the “Official List”) and traded on the Main Market of the London Stock Exchange under the ticker symbol “INDV.” We are filing this registration statement on Form 20-F in anticipation of the dual listing of our ordinary shares on Nasdaq Global Select Market under the ticker symbol “INDV.”
There has been no public takeover offer as of the date of this registration statement by third parties in respect of the Group’s shares or by the Group in respect of other companies’ shares which have occurred during the last and current financial year, other than in respect of acquisitions by the Group in the ordinary course pursuant to its business strategy.
Upon the effectiveness of this registration statement, the Group will become subject to the information requirements of the Exchange Act, except that as a foreign private issuer, the Group will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, the Group will file or furnish reports and other information with the SEC. The SEC maintains an Internet website that contains reports and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.
We make our electronic filings with the SEC available at no cost on the Group’s Investor Relations website, www.Indivior.com/en/Investors, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC.
B.Business Overview
Industry overview
Substance use and its impact
In 2019 (the latest data available), an estimated 275 million people worldwide aged 15–64, or 1 in every 18 people in that age group, had used non-medicinal drugs at least once in the previous year

(range: 175 million to 374 million). This corresponds to 5.5% of the global population aged 15–64 (range: 3.5 to 7.4%).
People who use drugs regularly are likely to experience negative health consequences. They are also more at risk of contracting infectious diseases such as HIV and hepatitis C, and to experience overdose and suffer from premature death. Furthermore, an association exists between SUD and co-occurring or comorbid mental health disorders (for example, depression, anxiety or psychosis). There is also an association between SUD and socioeconomic disadvantage, low educational attainment, increased difficulty in finding and remaining in employment, and financial instability and poverty.
Globally, drug use killed almost half a million people in 2019, while SUD resulted in 18 million years of healthy life lost, mostly due to opioids.
The threat SUD poses to global health has long been recognized, and as such strengthening the prevention and treatment is included in the United Nation’s Sustainable Development Goals for 2030.
During the COVID-19 crisis, signs that health harms caused by drug use have increased, taking different forms across countries. The U.S. has experienced a marked increase in drug overdoses. According to the latest provisional data released by the U.S. Centers for Disease Control (CDC), more than 103,000 people reportedly died from a drug overdose in the 12-month period ending April 2022, and 69,000 of these deaths resulting from illicit opioids, like fentanyl. This reflects an increase of 34% over the period ending April 2021.
Substance use disorder (“SUD”): the disease
Substance Use Disorder ("SUD”) has been described as a “medical disorder that affects the brain and changes behavior.” Various substances may be involved including alcohol, illicit drugs, prescription medications, and even some over-the-counter medicines.
The National Institute on Drug Abuse ("NIDA”), the Substance Abuse and Mental Health Services Administration ("SAMHSA") “and the National Institutes of Health ("NIH”) all describe SUD as a long-term and relapsing condition characterized by the individual compulsively seeking and using drugs despite adverse consequences.
Since SUD is marked by periods of recovery and symptom recurrence, or relapse, it resembles other chronic diseases like hypertension and type-2 diabetes. These diseases are lifelong conditions that require continual effort to manage. Symptoms will likely return during periods where treatment compliance is low or absent, and symptoms will likely diminish when compliance to treatment begins again in earnest.
In 2020, 40.3 million people aged 12 and older globally had an SUD, and 28.3 million persons had an alcohol use disorder, representing the largest population of people suffering from SUD. As discussed above and below, the Group operates in the United States and in other selected areas of the World, such as much of Europe, Canada, Australia and through distribution partners in other parts of the World.
There is no single cause of SUD; people begin using substances for many reasons and one person’s path to addiction may look drastically different from that of another. The prevailing view is that no one thing can predict someone’s risk of developing an SUD—rather, the interaction of the person’s unique biology and environment both influence how the drug will impact a person’s susceptibility to becoming addicted.
Opioid use disorder ("OUD")
Opioids are a major concern in many countries because of the severe health consequences associated with their use, including non-fatal and fatal overdose.
OUD is a growing global public health crisis which still carries the “disease stigma” in many countries. OUD can be perceived as a moral failing and sign of personal weakness rather than a chronic and relapsing disease affecting the brain that can be managed and respond to treatment. As a consequence, we believe coherent action to deal with sufferers and addiction is generally lacking.
According to the United Nation’s World Drug Report 2022, approximately 61.3 million people used opioids for non-medical purposes in 2020, corresponding to 1.2% of the global population, and the number of users worldwide has nearly doubled over the past decade. In the U.S., in 2020, an estimated 9.5 million people used opioids non-medically in the past year. Of these, more than 900,000 used heroin.
In addition, the number of deaths from opioid overdose in the U.S. continues to increase, and the rate of increase may have accelerated since the beginning of the pandemic.
The majority of opioid-related overdose deaths in the U.S. are now the result of fentanyl being ingested as a substitute for heroin or with drugs such as cocaine and methamphetamine that had been adulterated, “cut,” with the opioid. Fentanyl is 30 to 50 times more potent than heroin and can unexpectedly cause respiratory depression. Individuals may not be aware that they have been exposed to fentanyl-laced drugs including heroin, prescription opioids, or psychostimulants.
Against the context of the concerning and dramatic rise in deaths from opioid overdose, Indivior is doing more to understand the interaction between fentanyl and buprenorphine. Recent data indicates that sustained high-plasma concentrations of buprenorphine (similar to those provided by SUBLOCADE at steady-state) significantly reduced fentanyl-induced respiratory depression in opioid-tolerant participants.
The European market is smaller than the U.S. market with an estimated 1 million opioid-dependent individuals, the majority of whom are heroin users. The European market is relatively mature with numbers of patients in treatment being largely stable over the last five years. There are currently approximately 514,000 patients in treatment, but there is also an emerging patient population of opioid analgesic-dependent patients who are currently under-diagnosed. Initial estimates, which we believe are conservative, suggest that in 2017 there were potentially approximately 2 million individuals dependent on prescription opioid analgesics in the United Kingdom, France, Germany, Spain, Italy, Sweden, Finland, Canada, Israel, and Australia.
According to the Australian Institute of Health and Welfare, approximately 48,000 patients are treated annually for opioid dependence in Australia. There is increasing awareness among healthcare providers in Australia of the misuse of opioid analgesics and the need for treatment. Recent policy changes to address this concern in Australia include re-classifying products containing Codeine® so that they must be dispensed by a pharmacist rather than over the counter.

Similarly, according to the Canadian Centre on Substance Use and Addiction, approximately 9.6% of Canadian adults who used opioid medications, or 351,000 persons, reported problematic use, and approximately 153,000 are in treatment according to data from Iqvia. Outside of the U.S., Canada, and Australia, approximately 269 million people aged 15 to 64 suffer from drug use disorders or drug dependence, according to the UNODC. Treatment services are generally very underdeveloped (with the exception of Australia and New Zealand), the key challenge being to convince governments to treat addiction as a chronic medical disease rather than a social disorder.
Treatment for Opioid Use Disorder
Medication for opioid use disorder ("MOUD") is the use of medications, in combination with counseling and behavioral therapies, to provide a “whole-patient” approach to the treatment of substance use disorders. Medications used in MOUD are approved by the FDA and MOUD programs are clinically driven and tailored to meet each patient’s needs.
Research shows that a combination of medication and psychosocial support can successfully treat these disorders, and for some people struggling with addiction, MOUD can help sustain recovery. MOUD is also used to prevent or reduce opioid overdose.
MOUD is primarily used for the treatment of addiction to opioids such as heroin and prescription pain relievers that contain opiates ("OUD"). The prescribed medication operates to normalize brain chemistry, block the euphoric effects of alcohol and opioids, relieve physiological cravings, and normalize body functions without the negative and euphoric effects of the substance. MOUD has been shown to be more effective than medication or counseling alone in treating OUD.
A common misconception about MOUD is that some of the medicines used simply substitute one drug for another. However, these medications may restore healthy brain function, which leads to improvements in behaviors associated with addiction. Longer-term use of these medications is associated with improved outcomes.
Treatment methods in the EU differ from the U.S. While U.S. patients can obtain a 30-day prescription and self-administer treatment, such as SUBOXONE Film, prescribed by a treating physician, supervised dosing in the EU requires a daily visit to the clinic for many patients. Methadone and generics are also generally more broadly available as social funding puts pressure on prices, and treatment is more highly regulated. However, the harm reduction mindset is now changing towards recovery and the EU has begun to recognize the need to implement treatment systems that allow patients to return to a more normal lifestyle.
Treatment access
Despite the prevalence of SUD, including opioid misuse, and the existence of effective treatments, including medication for opioid use disorder, most people who need treatment do not seek or receive it. Figures show that only 20% of people with OUD in the U.S. are being treated for it.
People in urgent need of treatment are often unaware of their treatment options, have limited access to treatment and counseling, or simply do not seek it out because they are afraid of being stigmatized. In addition, there are numerous legal restrictions for pharmacological treatment, and inadequate training of clinicians which further limits access.
Focus on the Criminal Justice System
In the U.S., a substantial share of persons suffering from OUD cycle repeatedly through the criminal justice system, with the rate of individuals suffering from OUD in jails and prisons estimated at one in six. Further, persons exiting the criminal justice system have been shown to be 40 times more likely to suffer from opioid overdose than persons in the general population.

While as recently as 2019 medication-assisted treatment ("MAT") was rarely available to patients in criminal justice settings, treatment is increasingly available. The shift has been spurred by research findings and pronouncements from industry and professional medical societies that MAT in correctional settings saves lives, which in turn has shaped changes in law and policy. Treatment for OUD in correction settings has been shown to reduce overdose deaths by 75%, reduce recidivism by 32%, and reduce transmission of HIV and hepatitis. Congress is considering legislation authorizing Medicaid coverage of persons in correctional settings up to 30 days pre-release. The DOJ issued guidance in April 2022 underscoring the rights of persons with OUD to treatment under the Americans with Disabilities Act, including in correctional settings. States have begun to expand treatment availability in criminal justice settings. For example, the state of New York enacted landmark legislation in 2021 mandating MAT be made available to patients with OUD in the state’s prisons and jails.
Other industry areas
In addition to opioid dependence treatments, we have a pipeline of new drug candidates for the treatment of cannabis use disorder ("CUD") and alcohol use disorder ("AUD") “See “Long-term pipeline products,” below.
Cannabis Use Disorder
Worldwide, an estimated 209 million individuals used cannabis in 2020, corresponding to more than 4.0% of the global population aged 15–64, According to the United Nation’s World Drug Report 2022. The annual prevalence of the use of cannabis remains highest in North America (14.5%), the subregion of Australia and New Zealand (12.1%), and West and Central Africa (9.4%). In the last decade, the number of cannabis users worldwide has increased by nearly 18%.
In 2021, more than 49.6 million people aged 12 or older in the U.S. used cannabis in the prior year according to Substance Abuse and Mental Health Services Administration. According to the same source, cannabis was the most popular illicit drug used in the U.S. by a wide margin.
The most recent Global Burden of Disease study published by The Lancet, which included 195 countries over the 1990-2016 period estimated that 22.1 million people met the diagnostic criteria for CUD (289.7 cases per 100,000 people). Cannabis is the most commonly used substance of abuse in the U.S. after alcohol and tobacco. Nearly 50 million people used marijuana in the U.S. in 2020 and 14.2 million people in the U.S. had a CUD during the same period.
Cannabis remains the most widely used drug worldwide. The increase in cannabis users goes in parallel with a long-term trend of increase of THC (tetrahydrocannabinol, the principal psychoactive ingredient) concentrations in seized cannabis in Europe and the U.S. In the states that have legalized cannabis in the U.S. (cannabis is legal for adult’s recreational use in 19 states and Washington, D.C. and for medical use in 38 states and Washington, D.C.), there has been a diversification of cannabis products, different methods of use and changes in the potency of THC content in the available products.
A common assumption about the risk for CUD among users is that it is rare. However, recent U.S. data suggests that 3 out of 10 cannabis users eventually developed CUD (as defined in the DSM-IV). The risk of progression from cannabis use to CUD also increases with frequency of use. In the U.S., adults with CUD, on average, use cannabis 6.2 out of 10 days over a year. About 1 in 19 (9.7%) non-dependent weekly cannabis users progressed to dependence within a year.

Alcohol Use Disorder
Harmful use of alcohol contributed to approximately 30 million deaths worldwide in 2016, according to the WHO.
An estimated 5.1% of the global burden of disease is attributable to alcohol consumption. Alcohol is also associated with significant societal costs, including those related to violence, child neglect and abuse, and absenteeism in the workplace. Therapeutic approaches, including pharmacotherapy, play a pivotal role in treating patients with alcohol use disorders but are commonly underutilized.
According to data from the WHO, worldwide, an estimated 2.3 million individuals used alcohol in 2016, corresponding to 42.9% of the global population aged 15 and older. Approximately 13.9% of persons aged 15 and older in the U.S. suffer from alcohol use disorder. More than 60% of persons with AUD self-report that their alcohol consumption increased since the beginning of the COVID-19 pandemic, while less than 13% report that their alcohol consumption has decreased.
Schizophrenia
Schizophrenia is a mental disorder characterized by continuous or relapsing episodes of psychosis, an abnormal condition of the mind that results in difficulties determining what is real and what is not real. Major symptoms include hallucinations (typically hearing voices), delusions, and disorganized thinking. Other symptoms include social withdrawal, decreased emotional expression, and apathy.
Schizophrenia affects an estimated 2.1 million people in the U.S., according to the National Institute of Mental Health. Adherence is a major problem leading to relapse and often hospitalization. Between 20-40% of schizophrenia patients attempt suicide, between 5-13% actually die of suicide, and 41.7% of patients who suffer from schizophrenia have a substance use disorder comorbidity. Schizophrenia is responsible for an annual $62 billion in direct healthcare costs in the U.S., according to the Schizophrenia & Psychosis Action Alliance.
The patient journey for someone with schizophrenia is not easy. The symptoms of schizophrenia itself can impair a person’s ability to understand or perceive their own illness, which is one key reason why people with schizophrenia stop taking their medication.
Epidemiological and clinical studies have shown that psychiatric disorders like schizophrenia, but also including borderline and antisocial personality disorders, bipolar, depression and anxiety disorders are highly co-morbid with substance use disorders, a condition referred to as “dual” or “co-occurring” disorders. The presence of co-occurring conditions increases severity and complicates recovery from addiction, and a natural outgrowth of increased severity is to recognize a multidisciplinary and holistic approach to the treatment of patients suffering from substance use disorders.
Schizophrenia requires ongoing treatment to manage symptoms and prevent relapse. Treatments include antipsychotic medications and supportive psychosocial treatment. Anti-psychotic medicines have a large and established market with an estimated 70 million prescriptions and over $20 billion in U.S. gross sales in the recent 12 months ending October 2022, according to data from IQVIA and Symphony Healthcare. Long-acting injectable (“LAI”) antipsychotics were prescribed more than 2.1 million times and make up annual sales of approximately $8.1 billion in gross sales in the U.S., and are growing robustly at a compound annual growth rate of approximately 14% over the past five years, according to the same sources. Treatment of schizophrenia drives a majority of LAI prescriptions, and risperidone is one of the most commonly used antipsychotic used to treat schizophrenia.
We began marketing PERSERIS, (risperidone) extended-release injectable suspension in the U.S. in 2019, and expect to begin selling in Canada through a distributor in the near future. This product is an extended-release monthly formulation of risperidone, one of the most widely prescribed drug for the treatment of schizophrenia, according to data from Symphony Healthcare.
Indivior Global Integrity and Compliance Program
Indivior has developed and maintained a compliance function and program dating back to before the Demerger from RB Group. It has undergone continuous improvement and enhancement of its capabilities since then, including:
•utilizing external consultants to evaluate and assist with evolution of its compliance program;
•accelerated the build out of its updated Integrity & Compliance team structure, including hiring additional credentialed personnel; and
•hired an executive committee level Chief Integrity and Compliance Officer in 2018 who reports directly to the CEO and the Board.
This team now includes more than 20 professionals who have established and support implementation of the defined and communicated “Indivior Global Integrity and Compliance Program Framework” which is based on the elements of an effective compliance program as defined by governing authorities. Our Integrity & Compliance team assesses risk and assists in meeting the obligations under the CIA, the Resolution Agreement, and the FTC Order. It is responsible for administering our Code of Conduct and related healthcare compliance policies, procedures and guidance with integrated controls. In addition, it works to ensure an appropriate tone at the top, develops various integrity and ethics initiatives, including business-led risk monitoring, educates on and integrates relevant risks to help support strong risk monitoring, conducts risk assessments and mitigation, and is responsible for administering the Group’s integrity and compliance program, together with the executive committee who are the members of the Indivior Compliance Committee.

Products of the Indivior Group
Our core marketed products are described below:

Product	Active Ingredients	Delivery Method	Main Markets	2021 Global Net Sales (in millions)
Opioid Use Disorder
Long-Acting Injectable				$243.6
SUBLOCADE and SUBUTEX PRO extended-release Injectable	Buprenorphine	Extended-release injectable suspension	U.S., Australia, Canada, and Israel. Approved in Germany, Italy, Sweden, Finland, Denmark, New Zealand.
Sublingual				$522.2
SUBOXONE Film	Buprenorphine and Naloxone	Sublingual film that adheres under the tongue or on the inside of the cheek for direct absorption into the bloodstream	U.S., Canada, all 27 EU Member States (plus UK, Iceland, Norway, Sweden, Finland, Denmark, and Lichtenstein), Australia, New Zealand, Qatar, UAE, and Malaysia
SUBUTEX Tablet	Buprenorphine	Sublingual tablet that is placed under the tongue to dissolve	18 countries worldwide, primarily in Europe, including France, United Kingdom, Germany, and Italy
SUBOXONE Tablet	Buprenorphine and Naloxone	Sublingual tablet that is placed under the tongue to dissolve	37 countries worldwide
Schizophrenia
PERSERIS extended-release Injectable	Risperidone	Extended-release injectable suspension	U.S.	$17.4
SUBLOCADE Long-acting injectable (buprenorphine) extended-release injection
As the first long-acting buprenorphine-based injectable approved by the U.S. Food and Drug Administration ("FDA") for the treatment of moderate to severe OUD, SUBLOCADE is a highly differentiated treatment. Our RECOVER extension study has shown that SUBLOCADE may translate into (1) increased abstinence from illicit opioids compared to placebo; (2) improved patient-reported quality-of-life outcomes (such as health status, employment and insurance status, and healthcare resource utilization); and (3) improved recovery post-treatment. Administration of monthly subcutaneous injections of SUBLOCADE also eliminates the risk of missing daily doses that might result in subtherapeutic plasma levels (see below), potentially leading to relapse to opioid-seeking and opioid-taking behaviors. Finally, because SUBLOCADE may only be administered by a healthcare practitioner via a closed distribution system whereby the patient never has access to the drug, it is expected to reduce the potential for diversion or misuse.
SUBLOCADE (buprenorphine extended-release) is a sustained release formulation of buprenorphine using a delivery system which, upon subcutaneous injection, forms a solid depot in situ and releases buprenorphine over a 28-day period by diffusion. Clinical studies with other active ingredients have demonstrated that the delivery system (a proprietary, polymer-based, sustained release, subcutaneous drug delivery technology) is well tolerated and provides consistent, sustained release of the incorporated drug over the designated dosing interval.
SUBLOCADE was approved by the FDA in 2017 and launched in the U.S. in 2018. We believe that SUBLOCADE has the potential to transform the treatment of OUD.
The logic that underpins this technology lies in a deep understanding of the relationship between buprenorphine plasma levels, whole-brain mu-opioid receptor occupancy (MOR) in the brain, and the key clinical pharmacodynamic (PD) effects of withdrawal suppression and opioid blockade. Clinical studies confirmed that the minimum threshold plasma concentration of buprenorphine needed to effectively block the subjective drug-liking effects of a full opioid agonist such as hydromorphone is 2 ng/mL, which translated into at least 70% MOR occupancy in the brain for the entire 1-month period. These unique pharmacokinetic and pharmacodynamic properties of SUBLOCADE also translated into clinical efficacy and safety and better patient outcomes.
The expected benefits of these levels of receptor occupancy/opioid blockade are that:
•Patients would likely experience substantially reduced levels of cravings associated with addiction;
•Patients should receive no gratification from abuse of opioids;
•Levels of adherence and compliance with treatment should be significantly improved because it is administered once monthly and late administration of up to 14 days is not expected to affect clinical efficacy;
•It is designed to protect patients right from the start of treatment, through every day of the month, including moments of vulnerability.
•For physicians, there should be positive clinical and patient outcomes using this technology;
•For physicians and wider society, there should be reduced levels of potential diversion and abuse compared to sublingual buprenorphine—once injected, the buprenorphine cannot be extracted and diverted; and
•For payors, the benefit should come in reduced costs from higher compliance, better clinical outcomes and reduced abuse and diversion.
SUBLOCADE is administered using subcutaneous administration (i.e. by breach of the skin) as approved by the FDA and achieves therapeutic pharmocokinetic levels (a measure of a drug’s absorption and distribution in the body) in the first 24 hours. Currently, there is no approved competing parenterally-administered, sustained-release buprenorphine formulation for the treatment of opioid dependence in the U.S. We believe SUBLOCADE offers significant advantages over existing buprenorphine pharmacotherapy by improving patient compliance and reducing the potential for diversion and abuse as well as regulating the frequency of patient/physician contact.
We currently distribute SUBLOCADE in the U.S., Australia, Canada, and Israel. Germany, Italy, Sweden, Finland, Denmark, New Zealand, and Switzerland have also approved and we are making plans for commercial launch in those countries. We market SUBLOCADE under the name SUBUTEX PRO in Europe.
SUBOXONE® Film (buprenorphine and naloxone) sublingual film
SUBOXONE® Film was initially launched in the U.S. in 2010 and is currently sold in the U.S. and more than 30 other countries. It is one of only four products currently approved by the FDA for the treatment of opioid dependence pursuant to DATA 2000 in both the induction and maintenance phases of treatment (although several are approved for “treatment of opioid dependence”). SUBOXONE® Film was developed as an alternative to the sublingual tablet.
SUBOXONE Film was developed through an exclusive agreement with Aquestive (formerly known as Monosol), utilizing its proprietary PHARMFILM® technology, to deliver SUBOXONE Film in a fast-dissolving sublingual film.
SUBOXONE Film containing 2mg buprenorphine and 0.5mg naloxone, and 8mg buprenorphine and 2mg naloxone, was first approved for the maintenance treatment of opioid dependence in the U.S. in August 2010, in Australia in December 2010 and in Malaysia in July 2013. Additional dosage strengths of SUBOXONE Film containing 4mg buprenorphine and 1mg naloxone, and 12mg buprenorphine and 3mg naloxone, were subsequently approved in the U.S. in August 2012 and in Australia in May 2014. SUBOXONE Film was also approved in the U.S. in April 2014 for use in the induction phase of buprenorphine-based treatment of opioid dependence. In addition, on September 22, 2021 the FDA approved the buccal route of administration for SUBOXONE Sublingual Film. Patients may now choose either under-the-tongue (sublingual) or against the cheek (buccal) administration.
The Group’s U.S. sales force ceased promoting SUBOXONE Film as required by the Resolution Agreement with the DOJ and ceased all detailing of the product in that year, though it remains available for sale. For more information, see “Note 21—Legal Proceedings—DOJ Resolution” and “Note 19—Provisions and Other Liabilities” of “Item 18. Financial Statements—Audited Consolidated Financial Statements” and “Item 10.C. Material Contracts.”
Historically, SUBOXONE Film was our highest revenue product, and it together with other oral buprenorphine product remain significant sources of revenue for us.
SUBOXONE Tablet (buprenorphine and naloxone) sublingual tablet
SUBOXONE Tablet is a fixed-dose combination of buprenorphine and naloxone in the ratio of four parts buprenorphine to one part naloxone. SUBOXONE Tablet was designed to discourage intravenous abuse of the tablet formulation in patients dependent on full opioid agonists (e.g., heroin and morphine). Naloxone is a potent antagonist at opioid receptors.
Initially, SUBOXONE Tablet containing 2mg buprenorphine and 0.5mg naloxone, and 8mg buprenorphine and 2mg naloxone, was approved in the U.S. by the FDA in October 2002 as an orphan drug for maintenance treatment of opioid dependence.
SUBOXONE Tablet is approved in 37 countries worldwide. We discontinued distribution of SUBOXONE Tablet in the U.S. market in March 2013.
SUBUTEX Tablet (buprenorphine) sublingual tablet
SUBUTEX Tablet containing 0.4mg, 2mg, and 8mg buprenorphine was first approved for the treatment of opioid dependence in France in July 1995 and was launched in the French market in February 1996. 2mg and 8mg tablets were subsequently approved in the U.S. and launched in April 2003, but were discontinued from sale in the U.S. market in September 2011. We currently distribute SUBUTEX tablets in 18 mostly European countries, but not in the U.S.
PERSERIS Long-acting injectable (risperidone) extended-release injection
PERSERIS (risperidone extended-release) is a novel sustained-release formulation of risperidone administered once every 28 days for the treatment of schizophrenia. PERSERIS consists of a two-syringe system, whose contents are mixed immediately prior to administration. One syringe contains the delivery system, and the other contains the sterile drug substance risperidone.
We received FDA approval for PERSERIS in 90mg and 120mg doses in 2018 and launched PERSERIS in the U.S. in 2019. In addition, PERSERIS was approved in Canada through our exclusive partnership with a Canadian distributor in November, 2020. We expect our Canadian distributor to begin distributing PERSERIS in Canada in the near future.
BUPRENEX (buprenorphine)
BUPRENEX is the brand name for buprenorphine hydrochloride 1 ml injections containing 0.324mg of buprenorphine hydrochloride in a 5% dextrose solution and indicated for the treatment of moderate to severe pain. It is used in veterinary settings. We currently sell this legacy product in the U.S. only for the treatment of animals, and there is no current or planned marketing activity to support this product.
Competition
We operate in a highly competitive industry. While we seek patent and trademark protection where appropriate, several of our branded products face competition from generic products in key markets as well as competition from alternative products and treatments.
For example, SUBLOCADE is patent protected in the U.S., Australia, Canada, Europe (UK (including Ireland), France, Germany, Italy, Spain, Denmark, Finland, Norway, the Netherlands, Switzerland, and Sweden), Israel, Japan, Mexico and New Zealand. However, Camurus, in partnership with Braeburn, has sought FDA approval of its long-acting injectable buprenorphine product in the U.S. and, based on their efforts to date, we expect their product to become available for sale in the U.S. Outside the U.S., this product enjoys first mover advantage in all countries except Canada. It is well established in the Nordics (Norway, Sweden, Finland, and Denmark) and Australia, and available in other parts of Europe.
Our SUBOXONE Film product already faces three generic competitors in the U.S., and a fourth competitor received approval for its product in May 2022 but has not yet launched. We are aware of one competitor that has received FDA approval but is unable to enter the market until 2024, and another with an application pending before the FDA. We have seen our market shares of film decline from greater than 50% in 2018 to slightly less than 19%, and expect further declines if other competing products become available or if existing participants choose to disrupt the market in line with industry analogs. We no longer promote SUBOXONE Film in the U.S. as discussed above.
In contrast, no generic competition is present in Australia. In Europe and Canada, we have recently launched SUBOXONE Film and it enjoys patent protection until 2030.
Our SUBOXONE Film and SUBOXONE and SUBUTEX Tablets face generic competition in most markets. In the EU and the UK, generic versions of the SUBOXONE Tablets and SUBUTEX Tablets have been available since 2010 but our branded SUBUTEX Tablet currently maintains a market share of approximately 50.7% (by mg volume) of the mono-buprenorphine market giving the Group a total market share (mono-buprenorphine and buprenorphine/naloxone) of approximately 55.7%. In Europe, the Group’s market share of buprenorphine (based on volume (mg)) remained significant, despite strong competition and generic first initiatives from payors, at 58.2% in 2020, 55% in 2021, and 53.5% in 2022 through August (the latest data available). Further, our SUBOXONE Film and SUBOXONE and SUBUTEX Tablets face competition from branded oral buprenorphine-based tablets and historically well-established methadone oral formulations.
We launched our PERSERIS long acting injectable for the treatment of schizophrenia in the U.S. in February 2019. While it enjoys patent protection, PERSERIS faces competition from other long-acting injectables, including existing products from competitors such as Johnson and Johnson, Otsuka, and Alkermes, as well as potential future entrants, in addition to a heavily genericized oral market.
The introduction of generic or branded products that compete with the Group’s products or heightened competition amongst existing participants could impact both the market share of the Indivior Group’s products and pricing and, therefore, adversely impact its results of operations. The introduction of generic products typically leads to a loss of sales of a branded product and/or a decrease in the price at which branded products can be sold. In addition, legislation enacted in the U.S. and several EU countries allows for, and in a few instances in the absence of specific instructions from the prescribing physician, mandates the dispensing of generic products rather than branded products where a generic version is available.
Research and Development
We invest in research and development to create innovative medications and services that address the needs of patients with the complex chronic condition of SUD. These efforts include the development of new medications that are designed to minimize diversion and misuse, increase compliance with treatment, support public health, improve patient outcomes and expand access to treatment for areas of SUD where no pharmacotherapy is currently available.
Chronic addictive behaviors are characterized by compulsive drug and alcohol use, loss of control over drug-seeking and drug-taking, and an intense drive to take the drug at the expense of other behaviors, with little regard for subsequent consequences. From a psychiatric perspective, SUD has aspects of both impulse control disorders and compulsive disorders. In addictive and compulsive disorders, which have prominent motivational drivers, dysfunction in the brain’s cortical regions significantly affects cognitive regulatory processes such that the individual fails to inhibit self-defeating urges or desires appropriately. This failure to resist repetitive, maladaptive behaviors is a key clinical feature of SUD, and aspects of decision-making are compromised either directly (i.e., a dysfunctional inhibitory system) or indirectly (i.e., a dysfunctional reward system).
Indivior has a long history of supporting the SUD treatment community: it discovered buprenorphine in 1966 and has been involved in manufacturing and supplying buprenorphine to patients as a treatment for OUD. Indivior has built a portfolio of treatments for OUD and a pipeline of new molecules to address other chronic conditions and co-occurring disorders of SUD. Indivior launched the first buprenorphine-based medication for the treatment of OUD in France in 1996. The Group’s medications are now available in approximately 40 countries and include buprenorphine sublingual tablets (SUBUTEX), buprenorphine and naloxone sublingual tablets (SUBOXONE), buprenorphine and naloxone sublingual film (SUBOXONE Film), and the first FDA-approved once-monthly injectable buprenorphine formulation (SUBLOCADE). All along, Indivior has invested in education programs on evidence-based treatment models that have helped change modern addiction medicine and transform the perception of SUD from a global human crisis to a chronic disease that should be recognized and treated. Indivior also launched the first FDA-approved once-monthly injectable risperidone formulation (PERSERIS) for the treatment of schizophrenia.
Our research and development team is led by our Chief Scientific Officer, Dr. Christian Heidbreder, a leading authority on the development of SUD treatments, and consists of approximately 100 persons distributed across the following sub-functions:
•Global Chemistry, Manufacturing, and Controls ("CMC") includes capabilities spanning formulation development, analytical development, chemical development, process development, and technology transfer. Indivior CMC facilities based in Hull (United Kingdom) and Fort Collins (Colorado, USA) are equipped with cutting-edge technologies including pilot plant storage, formulation laboratories, analytical laboratories, chemistry laboratories, stability chambers, office spaces, and support spaces. These facilities are also built to environmental and energy-saving standards, including the installation of a solar panel farm to increase use of renewable energy.
•Global Medicines Development encompasses all required functions to support clinical and nonclinical development, from early to late stage clinical development including pivotal Phase 3 trials and post-marketing commitment and requirement studies: (1) medical, scientific writing, publications and communication; (2) clinical development and operations; (3) data and statistical sciences; (4) clinical pharmacology and nonclinical sciences; (5) epidemiology, health economics and outcomes research; (6) clinical, medical and safety compliance, and (7) drug discovery and translational medicine.

•Global Regulatory Affairs focuses on (1) regulatory strategy; (2) regulatory CMC and compliance; (3) regulatory operations; (4) global labeling and advertisement/promotion; and (5) local regulatory affairs.
•R&D Strategy and Business Operations enhances organizational coordination, and value-based decision-making for the research and development pipeline, through resource planning, optimization of systems, processes, and support of portfolio governance.
Our research and development function endeavors to conduct all clinical trials (Phase I through Phase IV) in partnership with Clinical Research Organizations. During Phase II and Phase III of clinical trials, because the formulation of the medication must be finalized and the scalability of production proven, we engage contractors with the relevant capabilities. During the various phases of clinical trials, the number of participants in, and consequently the expenses related to, the project increases significantly. Please refer to “Item 5. Operating and Financial Review and Prospects” for further details of research and development expenses during the financial periods included in this registration statement.
Long term pipeline
Our research and development activities are focused on building on our leadership position in the treatment of SUD. Through three active partnerships, we are investing to advance research into molecules that address cannabis use disorder ("CUD”), opioid use disorder ("OUD") and alcohol use disorder ("AUD"). The chart below sets out the Group’s research and development pipeline as of July 31, 2022.
1.In partnership with Addex Therapeutics.
2.In partnership with C4X Discovery Holdings.
3.In partnership with Aelis Farma
Cannabis Use Disorder, AEF0117 Synthetic CB1 Specific Signaling Inhibitor
Our most advanced program is part of the strategic collaboration we formed with French company Aelis Farma (“Aelis”) in June 2021. This partnership gives Indivior an exclusive option for AEF0117 designed to treat CUD, for which we have already made an up-front payment. AEF0117 is currently in a Phase 2B clinical trial in treatment-seeking subjects with moderate to severe CUD. Other CMC, nonclinical toxicology, and clinical work-streams are progressing as planned. During the option period, Aelis is fully in charge of clinical and nonclinical development activities. It is only upon the successful execution of the ongoing Phase 2B trial that Indivior will have the opportunity to exercise the option. After exercising the option, Indivior would pay Aelis Farma $100 million in exchange for an exclusive global license to develop, make and commercialize the AEF0017 and would assume responsibility and costs for all future development, regulatory, commercial, and manufacturing activities. The U.S. patents for AEF0017 expire in 2033 but might be extended for up to an additional five years. Upon commercialization, we would also pay to Aelis Farma a double-digit tiered royalty on net sales. AEF0117, if approved, may address the growing need for treatments targeting CUD.

There are no FDA-approved medications for CUD. We believe AEF0117 is the most advanced new chemical entity under investigation and potentially represents a unique opportunity to address a growing public health need. In February 2022, we purchased ordinary shares of Aelis that are subject to a holding period of 365 days from the acquisition.
Opioid Use Disorder
We are developing INDV-2000 (Selective Orexin-1 Receptor Antagonist), a treatment for moderate to severe OUD, in partnership with C4X Discovery. A Phase 1, Single Ascending Dose study was completed and demonstrated good safety and pharmacokinetics in healthy volunteers. INDV-2000 is a non-opioid treatment, which may differentiate it in the market. A Multiple Ascending Dose study began in September 2022. Our rights to INDV-2000 are structured as an exclusive worldwide license for which we have already made an upfront payment and may make additional milestone payments capped at $80 million. The U.S. patents for INDV-2000 expire in 2037. Upon commercialization, we would also pay to C4X Discovery a single digit, flat royalty on net sales.
Alcohol Use Disorder
INDV-1000 (Selective GABAb Positive Allosteric Modulator), for the treatment of AUD, is being developed in partnership with ADDEX therapeutics, and is in the pre-clinical development phase. Two lead molecules and potential back-ups have been identified and the two lead molecules are being synthesized and progressed to maximum tolerated dose and dose range finding animal studies. Our rights to INDV-1000 are structured as an exclusive worldwide license for which we have already made an upfront payment and may make additional milestone payments capped at $80 million. Upon commercialization, we would also pay to ADDEX a tiered royalty on net sales beginning in single digits and progressing to low double digits.
Manufacturing
Raw Materials
Active Pharmaceutical Ingredients (“API”)
The Group sources a large portion of its active pharmaceutical ingredients from its own manufacturing facilities. The API used in our buprenorphine products are manufactured at our Fine Chemical Plant (“FCP”) located in Hull, United Kingdom. The FCP manufactures the buprenorphine hydrochloride (“HCl”) and the buprenorphine base active pharmaceutical ingredients (‘‘buprenorphine’’) used in the formulation of SUBLOCADE long-acting injection, SUBOXONE Film, SUBUTEX Tablet, SUBOXONE Tablet, and BUPRENEX. The FCP has the capacity to produce all of our current buprenorphine HCl requirements with approximately 25% demonstrated capacity remaining. A third-party manufacturer performs an additional purification step for the crystallized buprenorphine base that we use to make SUBLOCADE (sold under the name SUBUTEX PRO outside the U.S.). We believe there are adequate supplies of the raw materials used to manufacture buprenorphine, although the ingredient is readily available from other suppliers.
We procure the naloxone HCl active pharmaceutical ingredient mainly from two suppliers for both SUBOXONE Tablet and SUBOXONE Film, although the ingredient is readily available from other suppliers.
Buprenorphine and products containing buprenorphine are classified as Schedule III controlled narcotics in the U.S. and require permits for import and export. An annual importation assessment value for buprenorphine and products containing buprenorphine is set by each importing country through the International Narcotics Control Board (the “INCB”). Once the assessment value has been reached for a given country, no additional import permits may be issued unless proper justification for an assessment value increase is provided to the respective country’s governing body, which reports to the INCB. While this process has not impacted product supply to our patients in the past, it presents a manufacturing and product supply risk that must be monitored and managed closely.
We procure risperidone active pharmaceutical ingredient mainly from a single supplier for PERSERIS, although the ingredient is readily available from other suppliers.
SUBLOCADE
SUBLOCADE (buprenorphine extended-release) injection for subcutaneous use is manufactured under a license and supply agreement with Curia (formerly known as AMRI). We provide the buprenorphine base, polymer and syringe assembly used in the manufacture of SUBLOCADE.
Curia has a manufacturing facility located in Burlington, MA and is developing additional capacity in Albuquerque, NM. Manufacture of all SUBLOCADE output for the U.S. market and the rest of the world is approved at the Burlington facility and U.S. market manufacturing approval is planned for Albuquerque.
We rely on third parties to fill syringes with the API and polymer, to package the products, and to perform quality assurance and quality testing.
Current manufacturing capacity for SUBLOCADE is currently single sourced and would not be adequate for our peak net revenue assumptions. However, we have made investments in additional equipment and expect the additional manufacturing line at Curia’s Albuquerque site to be approved in the second half of 2023. We believe that, once validated and approved, the additional manufacturing line should meet anticipated demand for net revenue in the medium term. In addition, we are evaluating alternate options to secure the supply of SUBLOCADE for the long term and for business continuity reasons. See “Item 3.D.—Risk Factors—We rely on third parties to manufacture commercial supplies of most of our products, whose facilities and processes must meet stringent regulatory requirements.”
SUBOXONE Film
SUBOXONE Film is manufactured under an exclusive license and supply agreement with Aquestive Therapeutics (formerly known as MonoSol RX). Under the terms of the agreement, Aquestive is the exclusive global manufacturer and primary packager of SUBOXONE Film and is prohibited from developing any other film product containing buprenorphine without our written consent. We provide both the buprenorphine HCl and the naloxone HCl used in the manufacture of SUBOXONE Film.
Aquestive has two manufacturing facilities located in Portage, Indiana. Manufacture and primary packaging of all SUBOXONE Film output for most markets is now approved at both facilities.
SUBOXONE and SUBUTEX Tablets
We contract with Reckitt Benckiser Group PLC (“RB”) to manufacture SUBOXONE and SUBUTEX Tablets. We provide both buprenorphine HCl and naloxone HCl used in the manufacture of SUBOXONE and SUBUTEX Tablets. RB manufactures and performs the packaging of all SUBOXONE and SUBUTEX tablets globally at its facility in Hull, United Kingdom.
PERSERIS
PERSERIS has two components. Syringe A, also known as the liquid syringe, contains the delivery system and is manufactured under a supply agreement with Curia. Syringe B, also known as the powder syringe, which contains risperidone active pharmaceutical ingredient and is manufactured under a supply agreement with Patheon Pharmaceuticals, LLC (“Patheon”). The finished product is later terminally sterilized after packaging into cartons. We provide the API, polymer and syringe assembly used in the manufacture of Syringe A and Syringe B, respectively. Contents in Syringe A and Syringe B are mixed before administering to the patient. We rely on third parties to fill syringes with the API and polymer, to package the products, and to perform site quality assurance and quality testing. Patheon has a manufacturing facility located in Greenville, North Carolina and Curia has a manufacturing facility located in Burlington, Massachusetts. Manufacture of PERSERIS may be manufactured at either the Greenville or Burlington facilities.
Current manufacturing capacity for PERSERIS is currently single sourced. However, we plan to transfer production of SUBLOCADE to Curia’s Albuquerque site, and when complete this will make available sufficient capacity to manufacture PERSERIS at peak expected volumes. As noted above, we have made investments in additional equipment and expect the additional manufacturing line at Curia’s Albuquerque site to be approved in the second half of 2023. See “Item 3.D.—Risk Factors—We rely on third parties to manufacture commercial supplies of most of our products, whose facilities and processes must meet stringent regulatory requirements.”
Other Products
We contract with the RB Group to manufacture TEMGESIC and BUPRENEX. We provide the API used in the manufacture of this product. The RB Group manufactures and performs the packaging of all TEMGESIC and BUPRENEX globally at its facility in Hull, United Kingdom. We sold the TEMGESIC product line globally in 2021 (other than North America) but continue to supply TEMGESIC to the purchaser of that business.
Additional Manufacturing and Distributions Processes
We outsource to third parties certain aspects of the manufacturing and distribution process, including: (i) packaging our products with tamper evident pouches or child resistant components, in cardboard cartons, (ii) terminally sterilizing products that are not able to be manufactured under aseptic conditions, and (iii) securely storing products, fulfilling orders, and providing other customer service functions.
Sales, Marketing and Distribution
Our sales, marketing, and distribution processes for our products begin with a focus on the patient. Our products are intended for patients who suffer from OUD or schizophrenia, two highly stigmatized diseases. These patients are found not just in private physician offices, but also in emergency rooms, hospitals, addiction or rehabilitation centers, organized health systems ("OHSs") and, frequently, as part of their journey with addiction, as incarcerated individuals in the criminal justice system. Accordingly, we focus our sales and marketing efforts not just on physicians in private practice but also to healthcare providers situated in these diverse treatment environments.
Our sales, marketing, and distribution efforts vary by market.
United States
We derive approximately 81% of our net revenues, and an even larger portion of our profitability, from the U.S. market. Unlike many markets in the rest of the world, the U.S. market is not a single payor market. Instead, our activities are directed at a patchwork of federal and state agencies, organized health systems, criminal justice systems, and healthcare providers who provide treatment and assistance for patients suffering from OUD and schizophrenia.
Payors and Reimbursement
We have dedicated professionals responsible for obtaining access and eliminating barriers to care at the national, regional and state payor level, including every state Medicaid program. We have coverage from approximately 90% of payors, including almost all commercial insurance payors, and the Veterans’ Administration, the Department of Defense, and the Bureau of Indian Affairs.
A significant portion of our customers are reimbursed through the Medicaid plans of states and the District of Columbia, primarily because most individuals suffering from OUD are not employed or do not have employer-based health coverage.

Organized Health Systems ("OHS").
Many patients who use our products are found at OHSs, such as hospitals and managed care organizations. OHS are an important channel for our products because they have the resources and administration to appropriately handle controlled substances that are prescribed, delivered, and stored, and are equipped to administer the requirements applicable to our products, including REMS. Our OHS Access Team and Key Account Team call on key decision makers at OHSs to expand access to our products. Our goal is to ensure access to our products by establishing treatment protocols (both medical and logistical), removing barriers to access, gaining formulary access where needed, and ensuring that protocols are in place to ensure compliance with applicable DEA, state, and local requirements regarding the storage of controlled substances. As part of this process, the sales team focuses on effectively communicating the scientific rationale and the benefits of our products, appropriately balanced with safety information, and the OHS Access Director Team and medical team focus on potentially better adherence, increased continuity of care, and overall cost and resource optimization in the total treatment plan.
Criminal Justice Systems ("CJS").
We also have dedicated teams for customers in the CJS, including various types of prisons, such as states’ departments of corrections, county jails, and federal prisons, along with specialty treatment courts. A specialty treatment court is a court with expertise in substance abuse disorders which may offer alternative and deferred prosecution arrangements for appropriate persons.
For prisons, our dedicated teams attempt to increase access to our products, overcome logistical barriers to care, and promote particular products, but do not call on HCPs behind the walls of the prisons.
For specialty treatment courts, our Criminal Justice Access Directors educate judges, prosecutors, social workers, and patients about the benefits of our products. The patient is ultimately referred to a HCP, either in a private office or federally qualified health center, where the decision to use a BMAT, such as SUBLOCADE, is the patient’s decision with the assistance of his or her HCP. At these referral sites and locations, our sales personnel coordinate with the HCPs and their staff to ensure understanding of the scientific rationale and the benefits of our products, appropriately balanced with safety information.
Commercialization Activities
Our commercial activities in the U.S. are currently focused on SUBLOCADE long-acting injectable, and PERSERIS long-acting injectable. We do not promote SUBOXONE Film in the U.S. Our sales organization in the U.S. comprises approximately 275 trained and experienced pharmaceutical professionals, which we call Clinical Specialists who are managed by Area Sales Managers. Clinical Specialists act as a vital link between the various stakeholders within the addiction community, including key opinion leaders, counselors, treatment advocates, pharmacists, nurses and healthcare providers in specialized treatment centers. We believe that our clear focus on patient needs helps deepen customer relationships which then allows the team the time to engage in clinical and logistical discussions that dramatically improve patient access to treatment with SUBLOCADE and PERSERIS.
Our Clinical Specialists are supported by dedicated and experienced professionals in our managed care group who create access to treatment for patients by partnering with U.S. commercial payors and federal, state, and local governmental payors.
Marketing
Our marketing efforts are focused on reaching the sufferers of the diseases that our products treat and the HCPs who treat them. In each of our markets, our commercial activities are supported by strategic planning, business analytics and measurement, and quarterly territory plans, ensuring that each market and sales territory is effectively resourced to maximize market access, and to increase appropriate use of our products.

In the U.S., our marketing team is responsible for claims development as well as developing marketing and sales materials, product websites, conference presentations and presence, and media plans which are reviewed by our Promotions Review Committee (PRC) consisting of medical, regulatory, and legal team members to assess compliance with rules and regulations as appropriate. We also provide reimbursement support for our U.S. markets. In addition, we have established strong marketing expertise in increasing disease state and treatment awareness, embedded in various platforms including grassroots, digital and traditional media. We employ third party vendors, such as advertising agencies, market research firms and suppliers of marketing and other sales support-related services, to assist with our commercial activities.
The challenges that we face in the sales process for our products include:
•understanding of the science that underpins the SUBLOCADE and PERSERIS value propositions,
•considerations related to buprenorphine being a controlled substance that is subject to regulation in the countries where our products are marketed,
•SUBLOCADE having been approved by the FDA with a REMS,
•SUBLOCADE requiring secure, refrigerated storage and the requirement that SUBLOCADE and PERSERIS be administered by an HCP.
To assist our sales and marketing efforts, we invest in data infrastructure and related professionals to derive insights from our data. These insights allow us to prioritize our marketing efforts, identify obstacles and barriers to treatment, and suggest new approaches.
Distribution
We distribute our products in 39 countries. Based on the country where sales originate, we derived 76% and 70% of our net revenues from the United States in 2021 and 2020, respectively.
The distribution of our buprenorphine products is more complicated than other specialty pharmaceutical products because buprenorphine is regulated in the U.S. as a Schedule III drug by the FDA, and similarly restricted by law enforcement authorities in the rest of the world. Additionally, certain products, like SUBLOCADE, utilize a restricted delivery network. Additionally, to ensure proper administration, SUBLOCADE and PERSERIS may only be administered by a HCP, and are not dispensed to the patient directly. To ensure that our products are available to HCPs and patients, we utilize specialty distributors and a network of several hundred specialty pharmacies that are equipped to adhere to these special requirements.
In contrast, SUBOXONE Film may be dispensed directly to a patient by a pharmacy with an appropriate DEA license. Accordingly, a substantial portion of our sales are to pharmaceutical wholesalers, specialty pharmacies, and distributors who, in turn, sell our products to pharmacies, hospitals, and other customers, including federal and state entities.
Our three largest customers (who are wholesale pharmaceutical companies in the U.S.) accounted for 57% of global net revenues in 2021 and 2020. Our largest customer accounted for 21% of our net revenues in 2021 (2020: 19%). These customers are our primary purchases of SUBOXONE Film in the U.S., and as sales of SUBLOCADE grow, which is sold mostly through specialty pharmacists and specialty distributors, the relative importance of these three largest customers declines.
Logistics
We use central third-party logistics and warehouses that comply with applicable local regulations for storage and distribution of our products into the supply chain. Our third-party logistics provider specializes in integrated operations that include warehousing and transportation services that can be scaled and customized to our needs based on market conditions and the demands and delivery service requirements for our medicines and materials. Their services eliminate the need to build dedicated internal infrastructures that would be difficult to scale without significant capital investment. Our third-party logistics provider warehouses all medicines in controlled FDA-registered facilities in the U.S., or which meet applicable requirements outside the U.S. Orders are prepared and shipped through an order entry system to ensure adequate supply and delivery of our medicines.
Rest of the World
Our commercial activities are currently focused on SUBLOCADE long-acting injectable (also called SUBUTEX PRO), SUBUTEX Tablet, SUBOXONE Tablet and SUBOXONE Film. Depending on the size and demands of the relevant markets, dedicated teams of clinical liaisons, health policy liaisons, or a combination of both, work to accelerate access to treatment for patients.
In Canada and in approved markets in Europe and Australia, we have a field force of sales specialists. In markets where these products either are not approved or are unable to be promoted under local regulation, we have medical affairs personnel responsible for responding to medical information requests and for providing information consistent with local treatment protocols with respect to such products. In certain European markets, we have a sales team and a team of medical science liaisons supporting our rolling launches of SUBLOCADE AND SUBOXONE Film.
Outside the U.S. and Europe, we directly market SUBLOCADE, SUBOXONE Film, and SUBOXONE Tablets in in Canada and SUBLOCADE, SUBOXONE Film, and SUBUTEX Tablets in Australia. We also utilize distributors in certain markets outside the U.S. where we do not market our products directly.
We distribute our products internationally using contracted third-party distribution services.
•In North America, we utilize 2 distribution partners, one in the U.S. and one in Canada.
•In Europe, we use 2 distribution hubs, one in the UK and one in France, and 13 pre-wholesalers that sell our product on consignment. Additionally, we have 12 distribution partners across Europe.
•Outside North America and Europe we have 3 pre-wholesalers that sell our product on consignment, and nine distributor customers across 12 countries.
Other Activities
Advocacy, Education, and Patient Support Programs
We collaborate with patient organizations, stakeholders and policymakers to achieve our vision that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorder of addiction. Our advocacy agenda focuses on policy to expand access, advance equity, and increase focus on the CJS.
We believe that our educational and engagement efforts helped to expand the availability of treatment options beyond the clinical setting in the U.S., leading to patients today having the flexibility to receive appropriate treatment in the privacy of a physician’s office.
We are also focusing on access to medically assisted treatment in correctional settings to ensure that resources are focused where challenges are greatest.
Equity in treatment is an issue for several reasons such as due to patients in the CJS being outside the insurance system and ineligible by federal law for Medicaid benefits. We work on initiatives to increase patients’ access to medical care while incarcerated as well as access to care and coverage as they transition into communities. We also advocate to make Medicaid available as broadly as possible, and to eliminate barriers to care, including prior authorizations, step edits, and deductibles.

We also have various programs to help patients access and afford our products. For example, we sponsor a commercial co-pay assistance program that helps patients meet co-payment obligations imposed by their commercial insurance.
Additionally, we sponsor an insurance reimbursement hub to facilitate the dispensing of our products that HCPs and pharmacies may access via telephone to confirm coverage and level of benefits. We also provide patient access specialists to problem solve access issues, coverage, and coding (after a product has been ordered).
There has been enhanced scrutiny of company-sponsored patient assistance programs, both from government enforcement and payors.
Medical Affairs
Our Medical Affairs Team, which supports HCPs and health administrators and includes Medical Science Liaisons and Medical Outcomes Value Liaisons responsible for responding to unsolicited off-label questions, clarifying data related to our products, working with study investigators, and developing and delivering real world evidence regarding the usage and potential benefits or risks of a medical product derived from an analysis of real-world data.
Intellectual Property
We own or license several patents and patent rights in the U.S. and other countries covering or relating to certain of the products and pipeline products mentioned above, and have created brand names and also registered trademarks where appropriate for our products. Generally, and where possible, we rely upon patent protection to ensure market exclusivity for the life of the patent. We consider the overall protection of our patents, trademarks and license rights to be of material value and take actions to protect these rights from infringement or misuse where appropriate.
The majority of an innovative product’s commercial value is usually realized during the period in which the product has market exclusivity. In the branded pharmaceutical industry, an innovator’s product’s market exclusivity is generally determined by two forms of protection: patent rights held by the innovator company; and any regulatory forms of exclusivity to which the innovator is entitled. In the U.S. and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there are often very substantial and rapid declines in the branded product’s sales. The rate of this decline varies by country and by therapeutic category; however, following patent expiration, branded products often continue to have some market viability based either upon the goodwill generated by the product name, which typically benefits from trademark protection, or upon the difficulties associated with replicating the product formulation or bioavailability.
Patents are a key determinant of market exclusivity for most branded pharmaceuticals as they can provide the innovator with the right to exclude others from practicing an invention related to the product. Patents may cover, among other things, the active ingredient(s), various uses of a drug product, pharmaceutical formulations, drug delivery mechanisms, the manufacture of products and processes for the manufacture of products, and intermediate compounds useful in the manufacture of products. Protection for aspects of individual products extends for varying periods in accordance with the expiry dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country. However, patents and other forms of protection can never protect us from all forms of competition, such as from similar products or from alternatives. See, for example, “Item 4.B. Business Overview—3. Competition.”
Many developed countries provide certain non-patent incentives for the development of pharmaceuticals. For example, the U.S., EU and Japan each provides for a minimum period of time after the approval of certain new drugs during which the regulatory agency may not rely upon the innovator’s data to approve a competitor’s generic copy. Regulatory exclusivity is also available in certain markets as incentives for research on new indications, orphan drugs (drugs that demonstrate promise for the diagnosis or treatment of rare diseases or conditions) and medicines that may be useful in treating pediatric patients. Regulatory exclusivity is independent of any patent rights and can be particularly important when a drug lacks broad patent protection. However, most regulatory forms of exclusivity do not prevent a second innovative competitor from gaining regulatory approval prior to the expiration of regulatory exclusivity when the second innovative competitor has conducted its own safety and efficacy studies on its drug, even when that drug is identical to that marketed by the first innovator.
We estimate the likely market exclusivity period for each of our branded products on a case-by-case basis. It is not possible to predict with certainty the length of market exclusivity for any of our branded products because of the complex interaction between patent and regulatory forms of exclusivity, the relative success or lack thereof of potential competitors’ experience in product development and inherent uncertainties concerning patent litigation. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time that we currently estimate or that the exclusivity will be limited to the estimate.
We also rely on trade secrets, know‑how and inventions, which are not protected by patents and try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, licensees, employees and consultants. We also license or assign certain intellectual property rights to third parties.
The Group (generally Indivior UK Limited) also owns, or licenses, patent rights (i.e. granted patents or pending applications) in certain key jurisdictions in respect to our products and pipeline products. The patent rights listed below are those which are critical to our products and the primary product candidates in our pipeline:

Number	Geographic Scope	Expiry	Description
SUBLOCADE
U.S. 9,272,044, U.S. 9,498,432, U.S. 9,782,402 U.S. 9,827,241, U.S. 10,198,218, U.S. 10,592,168, U.S. 10,646,484, U.S. 11,000,520, (and foreign equivalents)	U.S., Europe, United Kingdom, Australia, Canada, Israel, Mexico, and New Zealand	2031 - 2038	Commercial Buprenorphine Depot Method
U.S. 8,921,387 U.S. 8,975,270 U.S. 10,558,394 (and foreign equivalents)	U.S., Europe, United Kingdom, Australia, Canada, Israel, Mexico, and New Zealand	2031 - 2035	Commercial Buprenorphine Depot Formulation
PERSERIS
U.S. 8,852,638 U.S. 9,044,450 U.S. 9,180,197 U.S. 9,597,402 U.S. 10,010,612 U.S. 10,406,160 U.S. 11,013,809 U.S. 11,110,093 (and foreign equivalents)	U.S., Europe, United Kingdom, Australia, Canada, Israel, Mexico, and New Zealand	2026 - 2031	Commercial Risperidone Depot Formulation
U.S. 9,186,413 U.S. 10,058,554 U.S. 10,376,590 (and foreign equivalents)	U.S., Europe, United Kingdom, Australia, Canada, Israel, Mexico, and New Zealand	2028	Commercial Risperidone Depot Method
U.S. (pending application) 16/041,170 (and foreign equivalents)	U.S., Europe, United Kingdom, Australia, Canada, Israel, Mexico, and New Zealand	2038	Commercial Risperidone Depot
Suboxone Film
8,603,514 9,687,454 11,135,216 (and foreign equivalents)	U.S., Australia, New Zealand, Europe, United Kingdom	2023 - 2029	Formulation
Regulatory Overview
Our activities are subject to a rigorous regulatory framework on a local and international level that conditions and affects our activities. The process of obtaining regulatory approvals and the subsequent compliance with applicable laws, regulations and other requirements require the expenditure of substantial time and financial resources. The following is a summary of the regulatory landscape applicable to our business and the reimbursement schemes applicable to its products in the key markets in which we operate.
United States
Overview
Pharmaceutical companies operate in a highly regulated environment. In the U.S., we must comply with laws, regulations and other requirements promulgated by numerous federal and state authorities, including the FDA and other agencies and divisions of the Department of Health and Human Services, the Drug Enforcement Agency (“DEA”), and other agencies of the DOJ, the Consumer Product Safety Commission, the Environmental Protection Agency, the U.S. Bureau of Customs and Border Protection

(the “CBP”), and state agencies such as boards of pharmacy. Applicable legal requirements govern to varying degrees the research, development, manufacturing, commercialization and sale of our prescription pharmaceutical products, including pre-clinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion. Failure to comply with applicable legal requirements can result in product recalls, seizures, injunctions, refusal to approve or withdrawal of approval of product applications, monetary fines or criminal prosecution.
Food and Drug Administration
The FDA’s authority to regulate pharmaceuticals comes primarily from the Federal Food, Drug, and Cosmetic Act (“FFDCA”). In addition to reviewing new drug applications ("NDAs") for branded drugs and additional new drug applications ("ANDAs") for generic drugs, the FDA has the authority to ensure that pharmaceuticals introduced into interstate commerce are neither “adulterated” nor “misbranded.” Adulterated means that the product or its manufacture does not comply with FDA quality and related standards. A drug is adulterated if, among other things: it is prepared under unsanitary conditions such that it may have been contaminated or may cause injury to patients, (ii) its manufacture does not comply with cGMP, (iii) it does not comply with an official compendium, (iv) its strength, purity or quality differs from that which it purports to possess, or (v) if it is manufactured, processed or held in a facility which refuses FDA inspection. Misbranded means, among other things, that the labeling of, or advertising or promotional materials for, the product contains false or misleading information, fails to conform to the FDA approval for the drug, or fails to include required information about risks.
In order to market and sell a new drug product in the U.S., a drug manufacturer must file with the FDA an NDA that shows the safety and effectiveness of the new drug. In order to market and sell a generic version of an already-approved drug product, a drug manufacturer must file an ANDA that shows that the generic version is, with narrow exceptions, the same active ingredient, dosage form, strength and route of administration as a previously approved reference product, and “bioequivalent” to that reference product, meaning that it is absorbed at the same rate and to the same extent as the reference product. The FDA classifies certain generic drugs as “therapeutically equivalent,” meaning that they are expected to have the same clinical effect and safety as the branded drug product. Alternatively, a manufacturer may submit an NDA under FFDCA section 505(b)(2) for a drug product that has some differences from an already-approved drug product, but that relies in whole or in part on the findings of safety and/or effectiveness of a previously approved reference product, or on medical literature. A section 505(b)(2) NDA must demonstrate that the proposed product is safe and effective notwithstanding the differences from the approved drug product.
Research, Development and NDA process
The path leading to FDA approval of an NDA for a new drug begins when the drug product is merely a chemical formulation in the laboratory. In general, the process involves the following steps:
(i)completion of formulation, laboratory and animal testing in accordance with good laboratory practices (“GLP”), which characterizes the drug product from a pre-clinical perspective and provides preliminary evidence that the drug product is safe to test in human beings;
(ii)filing with the FDA an Investigational New Drug Application ("IND") which once effective will permit the conduct of clinical trials (testing in human beings under adequate and well-controlled conditions) in the U.S.;
(iii)designing and conducting clinical trials to show the safety and efficacy of the drug product in accordance with good clinical practice ("GCP") and other requirements;
(iv)submitting the NDA for FDA review, which generally must include data from at least two well-controlled clinical trials demonstrating safety and effectiveness, as well as characterization of the drug product and a description of the manufacturing process, controls and facilities;

(v)satisfactory completion of FDA pre-approval inspections regarding the conduct of the clinical trials and manufacturing at the designated facility or facilities in accordance with current Good Manufacturing Practices ("cGMP");
(vi)if applicable, completion of a FDA Advisory Committee meeting in which the FDA requests views and recommendations from outside experts in evaluating the NDA;
(vii)final FDA approval of the full prescribing information, labeling and packaging of the drug product; and
(viii)in some cases, commitments to meet post-approval requirements, including ongoing monitoring and reporting of adverse events related to the drug product, implementation of a Risk Evaluation and Mitigation Strategy ("REMS") program, if applicable, and conduct of any required post-marketing requirement or post-marketing commitment studies.
Clinical trials are typically conducted in four sequential phases, although they may overlap. The four phases are as follows:
(i)Phase I trials are typically small (fewer than 100 study subjects and often involving healthy volunteers) and are designed to determine the pharmacokinetics and toxicity of the drug product.
(ii)Phase II trials usually involve 100 to 300 participants and are designed to determine whether the drug product produces any clinically significant effects in patients with the intended disease or condition and to provide further information about safety and dosing. If the results of these trials show promise, then a larger Phase III trial may be conducted.
(iii)Phase III trials are often multi-institution studies that involve a large number of participants and are designed to show efficacy and safety. Phase III (and some Phase II) trials are designed to be pivotal trials. The goal of a pivotal trial is to establish the safety and efficacy of a drug product with sufficient robustness for purposes of regulatory approval.
(iv)Phase IV studies are conducted following approval. In some cases, the FDA requires post marketing requirement studies or post marketing commitment studies after the NDA has been approved. Such post-marketing clinical studies or surveillance programs are intended to obtain more information about the risks of harm, benefits and optimal use of the drug product by evaluating the results of the drug product in a larger number of patients. The FDA may require post-approval studies either at the time of approval or, if it becomes aware of new safety information, after approval.
A drug manufacturer may conduct clinical trials either in the U.S. or outside the U.S., but in all cases must comply with GCP and must ensure that there is: (i) a legally effective informed consent process when enrolling participants; (ii) an independent review by an Institutional Review Board or ethics committee to minimize and manage the risks of harm to participants; and (iii) ongoing monitoring and reporting of adverse events related to the drug product.
In addition, under the Pediatric Research Equity Act 2003 ("PREA") as amended, all NDAs must include assessments on a drug in pediatric patients unless the applicant receives a waiver or deferral. A drug sponsor may also seek to conduct a clinical trial of a drug product on pediatric patients based on a written request from the FDA in order to obtain a form of marketing exclusivity as permitted under the Best Pharmaceuticals for Children Act 2002, as amended.
The path leading to FDA approval of a section 505(b)(2) NDA for a drug product that has differences from an already-approved product is somewhat shorter. In a section 505(b)(2) NDA, the drug sponsor relies, in whole or in part, on investigations to which the sponsor does not have a right of reference to establish that its proposed product is safe and effective. For example, a section 505(b)(2) NDA may rely on published literature or on the FDA’s prior finding of safety and effectiveness of another company’s product. Section 505(b)(2) NDAs are typically used for new products with differences from previously approved products such as in dosage forms, dosage strengths, route of administration or indication and where, therefore, an ANDA may not be used. New clinical trial data may also be needed to establish that the proposed product is safe and effective given its differences.
Under the U.S. Prescription Drug User Fee Act 1992, as amended, the FDA has the authority to collect fees from drug manufacturers who submit NDAs and section 505(b)(2) NDAs for review and approval. For U.S. fiscal year 2022, the user fee rate has been set at $3,117,218 for an NDA and $1,558,609 for an NDA not requiring clinical data, generally certain section 505(b)(2) NDAs.
ANDA process
The path leading to FDA approval of an ANDA is very different from that of an NDA. By statute, the drug manufacturer does not complete pre-clinical studies and safety and efficacy clinical trials, and instead focuses on a showing of sameness and bioequivalence to a previously approved Reference Listed Drug (“RLD”), typically a branded drug approved under an NDA. Sameness means, with limited exceptions, the same active ingredient or ingredients, dosage form, strength, route of administration and labeling. Bioequivalence is generally established by studies that involve comparing the absorption rate and concentration levels of a generic drug in the human body to that of the RLD. In the event that the generic drug behaves in the same manner in the human body as the RLD, the two drug products are considered bioequivalent. The FDA considers a generic drug therapeutically equivalent, and therefore the drug is generally substitutable under state pharmacy dispensing law, where it is shown to be the same as and bioequivalent to the RLD. Legislation enacted in most states in the U.S. allows or, in some instances mandates, that a pharmacist dispense an available generic drug that has been rated therapeutically equivalent when filling a prescription for a branded product, in the absence of specific contrary instructions from the prescribing physician. ANDA filings must include information on manufacturing processes, controls and facilities comparable to an NDA.
In 2010, Congress passed into law the Generic Drug User Fee Act to address the FDA’s backlog, which at the time was over 2,000 ANDA filings. This legislation granted the FDA authority to collect, for the first time, user fees from generic drug manufacturers who submit ANDA filings for review and approval, and the fees collected help the FDA fund the drug approval process. For U.S. fiscal year 2022, the user fee rate is set at $225,712 for an ANDA. The FDA will also collect from generic drug manufacturers a separate fee where they reference a so-called Drug Master File for a contract manufacturer, and separate annual manufacturing facility fees for API and finished drug products.
Aside from the backlog described above, the timing of FDA approval of ANDA filings depends on other factors, including whether an ANDA holder has challenged any listed patents to the reference listed drug (the “RLD”) and whether the RLD is entitled to one or more periods of non-patent data or marketing exclusivity under the FFDCA, as discussed elsewhere in this section.
Patent and non-patent exclusivity periods
A sponsor of an NDA is required to identify in its application any patent that claims the drug or a use of the drug subject to the application. Upon NDA approval, the FDA lists these patents in a publication referred to as the Orange Book. Any person that files a section 505(b)(2) NDA that relies upon reference to an approved NDA for which the patents are listed, or an ANDA to secure approval of a generic version of the previously approved drug, must make a certification in respect of listed patents. If the ANDA or section 505(b)(2) NDA applicant certifies that there are no listed patents or that the listed patents have expired, the FDA may approve the application immediately. If the applicant certifies that the patents have not expired, the FDA may only approve the application upon expiry of the patents. Alternatively, the applicant may certify that the listed patents are invalid, unenforceable and/or not infringed by the proposed drug. The applicant must give notice to the holder of the NDA for the RLD and the patent holder (if different) of the bases upon which the patents are challenged. If the NDA holder or patent owner sues the applicant for infringement within 45 days, the FDA may not approve the ANDA or section 505(b)(2)

NDA until the earliest of: (i) 30-months after receipt of the notice by the holder of the NDA for the RLD; entry of a district court of appellate court judgment holding the patent invalid, unenforceable or not infringed; such other time as the court may order; or (iv) the expiry of the patent. If an infringement suit is not initiated within 45 days of notice to the NDA holder, the FDA may approve the application immediately.
A key motivation for ANDA applicants to challenge patents is the 180-day market exclusivity period (“generic exclusivity”) granted to the developer of a generic version of a product that is the first to submit an ANDA with a Paragraph IV certification. For a variety of reasons, there are situations in which a company may not be able to take advantage of an award of generic exclusivity. The determination of when generic exclusivity begins and ends is complicated, and is subject to several forfeiture provisions.
The holder of the NDA for the RLD may also be entitled to certain non-patent exclusivity during which the FDA cannot accept for filing or approve an application for a competing generic product or section 505(b)(2) NDA product. Generally, if the RLD is a new chemical entity, the FDA may not accept for filing any application that references the innovator’s NDA for five years from the approval of the innovator’s NDA. However, this five-year period is shortened to four years where an applicant’s ANDA includes a Paragraph IV certification, and the 30-month stay on FDA approval is lengthened accordingly. In other cases, where the innovator has provided certain clinical study information essential for approval, the FDA may accept for filing, but may not approve, an ANDA or section 505(b)(2) application that references the corresponding aspect of the innovator’s NDA for a period of three years from the approval of the innovator’s NDA. Certain additional periods of exclusivity may be available, such as orphan exclusivity if the RLD is indicated for use in a rare disease or condition, or pediatric exclusivity if the RLD is studied for pediatric patients based on a written request from the FDA.
Risk Evaluation and Mitigation Strategies ("REMS")
The FDA has the authority to require the manufacturer to provide a REMS that is intended to ensure that the benefits of a drug product (or class of drug products) outweigh the risks of harm. The FDA may require that a REMS include elements to assure safe use to mitigate a specific serious risk of harm, such as requiring that prescribers have particular training or experience or that the drug product is dispensed in certain healthcare settings. The FDA has the authority to impose civil penalties on or take other enforcement action against any drug manufacturer who fails properly to implement an approved REMS. Separately, there are prohibitions on a drug manufacturer using an approved REMS to delay generic competition. The FDA has been active in instituting class-wide and product-specific REMS for opioid drug products.
The FDA requires a REMS for SUBOXONE Film and for SUBLOCADE Injection. SUBOXONE Film is part of the Buprenorphine Transmucosal Products for Opioid Dependence ("BTOD”) shared REMS program, the goals of which are to: 1) mitigate the risks of accidental overdose, misuse, and abuse, and 2) inform prescribers, pharmacists, and patients of the serious risks associated with buprenorphine-containing products The goal of the SUBLOCADE REMS program is to mitigate the risk of serious harm or death that could result from intravenous self-administration by ensuring healthcare settings and pharmacies are certified and only provide SUBLOCADE directly to a healthcare provider for administration by a healthcare provider to the patient.
Other products for which the Group secures NDA approval in the U.S. in the future may become subject to a REMS specific to the product or shared with other products in the same class of drug, if FDA determines that additional steps beyond labeling are required to help ensure the benefits of the medication outweighs its risks.
Quality assurance requirements
The FDA enforces requirements to ensure that the methods used in, and the facilities and controls used for, the manufacture, processing, packaging and holding of drugs conform to cGMP. The cGMP requirements that the FDA enforces are comprehensive and cover all aspects of manufacturing operations, from receipt of raw materials to finished product distribution, and are designed to ensure that the finished products meet all the required identity, strength, quality and purity characteristics. Ensuring compliance requires a continuous commitment of time, money and effort in all operational areas.
The FDA conducts pre-approval and post-approval inspections of facilities engaged in the development, manufacture, processing, packaging, testing and holding of the drugs subject to NDAs and ANDA filings. Prior to approval, if the FDA concludes that the facilities to be used do not or did not meet cGMP, it will not approve the application. Corrective actions to remedy the deficiencies must be performed and are usually verified in a subsequent inspection.
The FDA also conducts periodic post-approval inspections of drug manufacturing facilities to assess their cGMP status. Adverse inspections can lead to FDA inspection observations, warning letters, seizure, recalls, injunctions, and shutdown of facilities. In addition, where products or components for manufacturing are being imported into the U.S., the FDA may issue an import alert to prevent shipments into the country. In addition, if the FDA concludes that a company is not in compliance with cGMP requirements, sanctions may be imposed that include preventing that company from receiving the necessary licenses to export its products, preventing further approvals for applications involving the facility or facilities and issue and classifying that company as an “unacceptable supplier,” thereby disqualifying that company from selling products to governmental agencies.
Reporting requirements
Pharmaceutical manufacturers are subject to adverse event reporting requirements during clinical trials and following approval, with expedited reporting for certain serious adverse events and periodic reporting for other adverse events. To comply with these requirements, manufacturers must have robust procedures for surveillance, receipt, evaluation and reporting of adverse events. Manufacturers must also submit annual reports to FDA for each approved product, and field alert reports where there is a quality or labeling issue with a product already distributed to the market.
Labeling and marketing
For all pharmaceuticals sold in the U.S., the FDA and other regulatory and law enforcement bodies also regulate sales and marketing to ensure that drug product claims made by manufacturers are not false, misleading or otherwise improper. Manufacturers are required to file copies of all product-specific promotional materials with the FDA’s Office of Prescription Drug Promotion at the time of their first use. Failure to implement a robust internal company review process and to comply with FDA requirements regarding labeling and promotion increases the risk of enforcement action by the FDA, the DOJ, or the states.
In addition, the FDA has the authority to require labeling changes after approval of a drug if it becomes aware of new safety information.
Import and export requirements
To import pharmaceuticals into the U.S., the importer must file an entry notice and bond with the Customs and Board Protection (“CBP”). All drugs are subject to FDA examination before release by the CBP. Any article that appears to be in violation of the federal Food, Drug and Cosmetic Act ("FFDCA") may be refused admission and a notice of detention and hearing may be issued. If the FDA ultimately refuses admission, the CBP may issue a notice for redelivery and assess liquidated damages for up to three times the value of the drugs.
Products for export from the U.S. are subject to foreign countries’ import requirements and the exporting requirements of the FDA. For example, international sales of drugs manufactured in the U.S. that are not approved by the FDA for use in the U.S. are subject to FDA export requirements. FDA will provide a certificate of pharmaceutical product ("eCPP") directly to a requesting country to provide assurance that the product has been approved for export from the U.S. and that the manufacturing facilities are in compliance with cGMP. To obtain this certificate, the drug manufacturer must apply to the FDA.
Drug Enforcement Administration
The U.S. Drug Enforcement Agency (“DEA”) is the federal agency in the U.S. responsible for enforcement of the Controlled Substances Act (“CSA”). The CSA classifies drugs and other substances based on identified potential for dependence and abuse. Schedule I controlled substances are those with a high abuse potential and have no currently accepted medical use; thus they cannot be lawfully marketed or sold. Schedule II/IIN substances have a high potential for abuse which may lead to severe psychological or physical dependence. Many narcotics and stimulants are Schedule II controlled substances. Schedule III/IIN substances have a potential for abuse less than substances in Schedules I or II and abuse may lead to moderate or low physical dependence or high psychological dependence. Examples of Schedule III substances are products containing not more than 90 milligrams of Codeine® per dosage (Tylenol® with Codeine®) and buprenorphine, the active ingredient in SUBLOCADE and SUBOXONE. Consequently, the manufacture, storage, distribution and sale of these substances are all highly regulated.
DEA regulations make it extremely difficult for a manufacturer in the U.S. to import finished dosage forms of controlled substances manufactured outside the U.S., particularly for Schedule II controlled substances and narcotics in other Schedules. These rules reflect a broader enforcement approach by the DEA to regulate the manufacture, distribution and dispensing of legally-produced controlled substances. Accordingly, drug manufacturers who market and sell finished dosage forms of controlled substances in the U.S. often manufacture or have them manufactured in the U.S.
The DEA also requires drug manufacturers to design and implement a system that identifies suspicious orders of controlled substances, such as those of unusual size, those that deviate substantially from a normal pattern and those of unusual frequency, prior to completion of the sale. A compliant suspicious order monitoring system includes well-defined due diligence, “know your customer” efforts and order monitoring.
To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Annual registration is required for any facility that manufactures, tests, distributes, dispenses, imports or exports any controlled substance. The facilities must have the security, control and accounting mechanisms required by the DEA to prevent loss and diversion. Failure to maintain compliance, particularly as manifested in loss or diversion, can result in regulatory action. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.
Individual states also regulate controlled substances, and manufacturers, distributors and third-party active pharmaceutical ingredient suppliers and manufacturers, are subject to such regulation by several states with respect to the manufacture and distribution of these products.
Drug Addiction and Treatment Act 2000
The Drug Addiction and Treatment Act of 2000 ("DATA 2000") permits certain qualified healthcare providers to obtain a waiver from the separate registration requirements of the Narcotic Addict Treatment Act 1974 to treat opioid dependence with Schedule III, IV and V opioid medications or combinations of such medications that have been specifically approved by the FDA for that indication. Such medications may be prescribed and dispensed. Buprenorphine is currently the only narcotic medication approved by the FDA for the treatment of opioid dependence within the Schedules listed above.

In order to qualify for a waiver under DATA 2000, physicians must hold a current state medical license, a valid DEA registration number and must meet one or more of the following conditions:
(i)the physician holds a sub-specialty board certification in addiction psychiatry from the American Board of Medical Specialties;
(ii)the physician holds an addiction certification from the American Society of Addiction Medicine;
(iii)the physician holds a sub-specialty board certification in addiction medicine from the American Osteopathic Association;
(iv)the physician has completed not less than eight hours of training with respect to the treatment and management of opioid-addicted patients. This training can be provided through classroom situations, seminars at professional society meetings, electronic communications or otherwise. The training must be sponsored by one of five organizations authorized in DATA 2000 to sponsor such training, or by any other organization that the Secretary of the Department of Health and Human Services determines to be appropriate;
(v)the physician has participated as an investigator in one or more clinical trials leading to the approval of a narcotic drug in Schedule III, IV or V for maintenance or detoxification treatment, as demonstrated by a statement submitted to the Secretary of the Department of Health and Human Services by the sponsor of such approved drug;
(vi)the physician has other training or experience, considered by the state medical licensing board (of the state in which the physician will provide maintenance or detoxification treatment) to demonstrate the ability of the physician to treat and manage opioid-addicted patients; or
(vii)the physician has other training or experience the Secretary of the Department of Health and Human Services considers demonstrates the ability of the physician to treat and manage opioid-addicted patients.
In addition, physicians must certify in a notification (“NOI,” described below) that they will use only those products approved by FDA for the treatment of opioid dependence, that they have the capacity to refer addiction treatment patients for appropriate counselling and other non-pharmacological therapies, and that they will not have more than 30 patients on such addiction treatment at any one time unless, not sooner than one year after the date on which the practitioner submitted the initial notification, the practitioner submits a second notification to the Secretary of the Department of Health and Human Services of the need and intent of the practitioner to treat up to 100 patients. Physicians who meet certain conditions may be certified to treat up to 100 patients with the initial notification. SAMHSA regulations published in July 2016, raised the patient limit for certain practitioners in certain settings to 275 patients.
DATA 2000, the Comprehensive Addiction and Recovery Act ("CARA"), and the Substance Use-Disorder Prevention Opioid Recovery and Treatment for Patients and Communities ("SUPPORT") Act allows qualified practitioners (in addition to physicians) to dispense or prescribe buprenorphine for the treatment of opioid use disorders ("OUD") in settings other than opioid treatment programs ("OTP") upon completion of specialized training.
To receive a waiver to administer, dispense, and prescribe buprenorphine, practitioners must notify SAMHSA’s Center for Substance Abuse Treatment ("CSAT") Division of Pharmacologic Therapies ("DPT") of their intent to practice this form of medication-assisted treatment ("MAT"). The notification of intent ("NOI") must be submitted to SAMHSA before the initial dispensing or prescribing of OUD treatment medication. Qualified practitioners include physicians, Nurse Practitioners ("NPs") “Physician Assistants ("PAs") “Clinical Nurse Specialists ("CNSs") “Certified Registered Nurse Anesthetist ("CRNAs") “and Certified Nurse-Midwifes ("CNMs"). “Recent Practice Guidelines have allowed for some greater flexibility in NOI requirements: The original pathway is the standard NOI which requires eligible providers to undertake required training activities prior to their application to prescribe buprenorphine; the alternative flexibility for the NOI allows those providers who wish to treat up to 30 patients to forego the training requirement, as well as certification to counseling and other ancillary services (i.e., psychosocial services). Practitioners utilizing the training exemption are limited to treating no more than 30 patients at any one time (time spent practicing under this exemption will not qualify the practitioner for a higher patient limit). This exemption applies only to the prescription of Schedule III, IV, and V drugs or combinations of such drugs, covered under the CSA, such as buprenorphine.
Government benefit programs
Statutory and regulatory requirements for Medicaid, Medicare, Tricare (the uniformed services healthcare program for active duty service members, active duty family members, National Guard and Reserve members and their family members, retirees and retiree family members, survivors, and certain former spouses worldwide) and other government healthcare programs govern provider reimbursement levels for government beneficiaries, including requiring that pharmaceutical companies pay rebates to individual states based on Medicaid utilization of the manufacturer’s products. The federal and state governments may continue to enact measures in the future aimed at containing or reducing payment levels for prescription pharmaceuticals paid for in whole or in part with government funds.
From time to time, legislative or regulatory changes are made to government healthcare programs that impact our business. For example, the Medicare Prescription Drug Improvement and Modernization Act 2003 created a new out-patient prescription drug coverage program for people with Medicare through a new system of private market drug benefit plans. This law provides an out-patient prescription drug benefit to seniors and individuals with disabilities in the Medicare program (“Medicare Part D”).
Further, on August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, or IRA, which, among other things, requires the U.S. Department of Health and Human Services Secretary to negotiate, with respect to Medicare units and subject to a specified cap, the price of a set number of certain high Medicare spend drugs and biologicals per year starting in 2026, penalizes manufacturers of certain Medicare Parts B and D drugs for price increases above inflation, and makes several changes to the Medicare Part D benefit, including a limit on annual out-of-pocket costs, and a change in manufacturer liability under the program. Congress continues to examine various policy proposals that may result in pressure on the prices of prescription drugs in the government health programs.
In addition, the Patient Protection and Affordable Care Act (“Affordable Care Act”) has changed the way healthcare services are delivered and financed by both government and private insurers in the U.S. The overall impact of the Affordable Care Act reflects several uncertainties; the impact to our business is largely attributable to changes in the Medicare Part D coverage gap, the imposition of an annual fee on branded prescription pharmaceutical manufacturers and increased rebates payable to state Medicaid programs. There are several other provisions in the legislation that collectively have additional impact, including originator average manufacturer price for new formulations and the expansion of the ceiling prices under section 340B of the Public Health Services Act, as amended, (the “340B Program”) to new entities.
Further, federal policy makers have taken and are expected to continue to try to take steps toward expanding healthcare coverage beyond the Affordable Care Act, which could have ramifications for the pharmaceutical industry. Additional legislative changes, regulatory changes, or guidance could be adopted, which may impact marketing approvals and reimbursement for our products. For example, there has been increasing legislative, regulatory, and enforcement interest in the U.S. with respect to drug pricing practices. There have been several inquiries by the U.S. Congress and proposed and enacted federal and state legislation and regulatory initiatives designed to, among other things, bring more transparency to product pricing, evaluate the relationship between pricing and manufacturer patient programs, and reform government healthcare program reimbursement methodologies for drug products.

Healthcare fraud and abuse laws; Privacy
We are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry. For example, in the U.S., there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services covered by government healthcare programs or reward past purchases or recommendations. In addition, the federal False Claims Act prohibits presenting or causing to be presented a false claim for payment by a federal healthcare program, and this law has been interpreted to include claims caused by improper drug manufacturer product promotion or the payment of kickbacks. Under the so-called Sunshine Act and related provisions of the Affordable Care Act, we must report to the federal government information on payments and transfers of value made to physicians and certain healthcare institutions, and also on drug samples distributed. In addition, if we receive protected patient health information, it may be subject to federal or state privacy laws. Violations of these laws can lead to civil and criminal penalties, including fines, imprisonment and exclusion from participation in federal healthcare programs. These laws apply to hospitals, physicians and other potential purchasers of our products and are potentially applicable to us as both a manufacturer and a supplier of products reimbursed by federal healthcare programs. In addition, some states in the U.S. have enacted compliance and reporting requirements that apply to drug manufacturers.
We must comply with the FCPA worldwide and similar anti-bribery laws in non-U.S. jurisdictions such as the U.K. Bribery Act of 2010, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside the U.S. are with governmental entities and are therefore subject to such anti-bribery laws. See also, “Item 3.D. Risk Factors—We are subject, directly or indirectly, to a variety of U.S. and international laws and regulations related to fraud and abuse and transparency. Enforcement actions under such laws have increased in recent years. If we fail to comply, or have not fully complied, with such laws, we could face substantial penalties.”
European Union and UK
Overview
In the EU and UK, medicinal products are subject to extensive pre- and post-marketing regulation by regulatory authorities at both the EU and national levels. Additional rules also apply at the national level relating specifically to controlled substances.
Following a referendum in 2016, the UK formally left the EU on January 31, 2020 and the transition period, during which EU laws continued to apply to the UK, expired on December 31, 2020.
A significant proportion of the regulatory framework in the UK applicable to medicinal products is currently derived from European Union Directives and Regulations, and since January 1, 2021, the EU laws which have been transposed into UK law through secondary legislation continue to be applicable in the UK as retained EU law, although any new EU law developments have ceased to apply in the UK from that date. The divergence between the UK and the EU regimes increases as time passes, including for example, with respect to EU law developments to which the UK is not subject, such as the Clinical Trials Regulation. There have been no new significant legislative enactments in the UK since its exit from the EU with respect to medicinal products which would materially deviate the UK’s overall regulatory position from the EU law at the time the UK exited the EU. However, there are important procedural and other differences, such as the requirement to obtain a UK-specific marketing authorization, for example.
There are several ongoing UK government consultations relevant to medicinal products, most notably with respect to clinical trials and the future regulatory landscape in the UK is uncertain. In addition, a draft bill has recently been published by the UK government (the so-called “Brexit Freedoms Bill”), which would, if passed, mean among other things that retained EU law would cease to apply. However, that bill is at a very early stage, is subject to change and has already been subject to fierce political opposition,

The position in Northern Ireland differs in certain respects from that of the rest of the United Kingdom (England, Scotland and Wales) as Northern Ireland has chosen to retain some EU rules following the UK’s departure from the EU.
Clinical trials and marketing approval
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization (“ICH”) guidelines on GCP. Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation.
Under the EU Regulation on Clinical Trials (Regulation (EU) 536/2014) which came into force as of January 31, 2022, and replaces the existing Directive 2001/20/EC, a centralized procedure is in place where the sponsor submits the application for a clinical trial through an EU portal. The application is then evaluated and approved or rejected by the respective member state where the trial is to take place. If more than one member state is concerned, the application will be reviewed in a coordinated process with one member state acting as “reporting” member state. Any subsequent substantial changes to the trial protocol or other information submitted with the clinical trial applications must be approved by the member states concerned. The EU Regulation on Clinical Trials provides for certain transitional rules for clinical trials applied for before it came into effect and gives sponsors a choice as to whether to apply the previous rules until January 31, 2023.
The UK regulatory framework in relation to clinical trials is derived from secondary national UK legislation implementing the EU Directive 2001/20/EC. The UK is not subject to the new EU Regulation on Clinical Trials and the details of the future regulation of clinical trials in the UK are as yet uncertain. There was a government consultation in January 2022 and the outcome is yet to be published.
After completion of the required clinical testing, a drug manufacturer must obtain a marketing authorization in line with Regulation EC 726/2004 (and as transposed into national laws) before it may place its medicinal product on the market in the EU. There are various application procedures available depending on the type of product involved. The centralized procedure gives rise to marketing authorizations that are valid throughout the EU and, by extension (after national implementing decisions), in Norway, Iceland and Liechtenstein, which, together with the EU member states, comprise the EEA. Applicants file marketing authorization applications with the EMA where they are reviewed by a relevant scientific committee, in most cases the Committee for Medicinal Products for Human Use (“CHMP”). The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization. The centralized procedure is compulsory for medicinal products that (i) are derived from biotechnology processes; (ii) contain a new active substance (not yet approved on November 20, 2005) indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, viral diseases or autoimmune diseases and other immune dysfunctions; (iii) are orphan medicinal products; or (iv) are advanced therapy medicinal products, such as gene or cell therapy medicines.
For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (i) a national procedure, which results in a marketing authorization in a single EU member state; (ii) the decentralized procedure, in which applications are submitted simultaneously in two or more EU member states; and (iii) the mutual recognition procedure, which must be used if the product has already been authorized in at least one other EU member state, and in which the EU member states are required to grant an authorization recognizing the existing authorization in the other EU member state, unless they identify a serious risk to public health. A national procedure is only possible for one-member state; as soon as an application is submitted in a second member state the mutual recognition or decentralized procedure will be triggered. Marketing authorizations granted under a national procedure are also initially valid for five years but can be renewed indefinitely.
Marketing authorization applications for generic medicinal products do not need to include the results of pre-clinical and clinical trials but can instead refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.
In the UK, the EU centralized procedure described above no longer applies and a separate application will be required to the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) for a UK marketing authorization. The MHRA may consider marketing authorizations approved in EEA member states through decentralized or mutual recognition procedures, which may accelerate the process of granting a marketing authorization in the UK.
In the EU, companies developing a new medicinal product must agree to a Paediatric Investigation Plan (“PIP”) with the EMA and must conduct pediatric clinical trials in accordance with that PIP unless a waiver applies, for example because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval). This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted. In the UK, after January 1, 2021, PIP applications were required to be submitted separately to the MHRA though EU PIPs agreed prior to that date were adopted as UK PIPs as at that date. The UK MHRA PIP application system mirrors the EU system and the MHRA has said it will continue to follow the EU guidelines on such applications. The MHRA will take account of whether an EU PIP is already granted when deciding whether to grant a UK PIP. The MHRA strongly encourages parallel submission to EMA and MHRA.
Pharmacovigilance and risk management
The holders of a marketing authorization are subject to extensive pharmacovigilance and risk management obligations under Directive 2001/83/EC and Regulation EC 726/2004.
According to EMA, pharmacovigilance “is the science and activities relating to the detection, assessment, understanding and prevention of adverse effects or any other medicine-related problem.” In the EU and the UK, the holders of a marketing authorization must establish and maintain a pharmacovigilance system with the overall aim to monitor and ensure the safety of a medicinal product and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. They are also required to establish and maintain a pharmacovigilance system master file detailing the pharmacovigilance system. On request, the system master file must be made available to the competent authorities for inspection. In the UK, if the qualified person does not reside or operate in the UK, there will need to be a national pharmacovigilance contact person who does reside or operate in the UK. Key pharmacovigilance obligations include the recording of suspected serious adverse reactions to the medicinal product in and outside the EU and promptly reporting them through the centralized EudraVigilance database. In addition, the holders of a marketing authorization are required to submit periodic safety update reports ("PSURs").

All new marketing authorization applications must include an RMP describing the risk management system that the holder of the marketing authorization will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs or the conduct of additional clinical trials or post-authorization safety studies.
Promotional restrictions
In the EU and UK, all advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited. Although general requirements for advertising and promotion of medicinal products are established under EU and UK legislation, the details are governed by national regulations and can differ from one country to another.
Manufacturing and importing
Medicinal products may only be manufactured in the EU, or imported into the EU from another country, by the holder of a manufacturing authorization. The manufacturer or importer must comply with the EU GMP and have a qualified person who is responsible for certifying that each batch of product placed on the market in a member state has been manufactured in accordance with the laws in force in that member state and in accordance with the requirements of the marketing authorization. If a medicinal product is imported from outside the EU, each batch of product has to undergo a full qualitative analysis, a quantitative analysis of at least all the active substances and all the other tests or checks necessary to ensure the quality of medicinal products in accordance with the requirements of the marketing authorization. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with EU GMP and may, if products are produced for another market, also be subject to inspections under the GMP requirements applicable in that market. The position in the UK is broadly equivalent, save that a UK specific manufacturer’s license is required from the MHRA (in addition to the UK marketing authorization), which also requires compliance with EU GMP. For the purposes of EU legislation, the UK is now classified as a “third country.”
The manufacture, import, export, storage, distribution and sale of controlled substances are subject to additional regulation at the national level in the EU and UK. In many EU member states, the regulatory authority responsible for medicinal products is also responsible for controlled substances. In the UK and in certain EU member states, responsibility is split and in the UK the Home Office is responsible for controlled substances while the MHRA is responsible for medicinal products. Generally, any company manufacturing or distributing a medicinal product containing a controlled substance in the EU or UK will need to hold a controlled substances license from the competent national authority and will be subject to specific record-keeping and security obligations. Separate import or export certificates are required for each shipment into or out of the country.
Pricing and reimbursement
Pricing and reimbursement remain mostly within the discretion of the respective member state. However, the member states must at least comply with the Transparency Directive (Directive 89/105/EEC), which primarily provides procedural obligations. Governments influence the price of medicinal products in the EU and the UK through pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to patients. Some member states operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these member states may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other countries allow companies to fix their own prices for medicinal products but monitor and control company profits. Such differences in national pricing regimes may create price differentials across Europe. The downward pressure on healthcare costs in general, particularly prescription medicines, has become intense. As a result, barriers to entry of new products are becoming increasingly high and patients are unlikely to use a drug product that is not reimbursed by their government.
In addition, in most European countries, physicians are encouraged or even required to prescribe generic rather than branded products and many governments also advocate generic substitution by requiring or permitting pharmacists to substitute a different company’s generic version of the branded drug product that was originally prescribed.
Rest of the world
Current markets
After the U.S. and Europe, our largest markets are Canada and Australia, where we market our products pursuant to standards set by Health Canada and the Therapeutic Goods Administration, respectively. We also market our products in certain other developed countries. The laws, guidelines and standards promulgated by the relevant regulatory authorities that regulate the development, testing, manufacturing, marketing and selling of pharmaceuticals in each of these jurisdictions are broadly similar to those in the U.S. and Europe, although the precise requirements may vary from country to country.
We also market our products in various emerging markets, where regulatory review and oversight processes continue to evolve. At present, such countries typically require prior regulatory approval or marketing authorization from large, developed markets (such as the U.S.) before they will initiate or complete their review. Some countries also require the applicant to conduct local clinical trials as a condition of marketing authorization. Many emerging markets continue to implement measures to control drug product prices, such as implementing direct price controls or advocating the prescribing and use of generic drugs.
Environmental
Our Fine Chemical Plant manufactures the buprenorphine hydrochloride (“HCl”) active pharmaceutical ingredient used in the formulation of SUBLOCADE long-acting injection, SUBOXONE Film, SUBUTEX Tablet, SUBOXONE Tablet, and BUPRENEX. The FCP utilizes caustic materials as part of the manufacturing process, as well as a thermal reaction; however, these aspects of the process are tightly controlled and, we believe, represent low risk to the surrounding environment.
Our operations, like those of other pharmaceutical companies, involve the use of substances regulated under environmental laws, primarily in manufacturing processes and, as such, we are subject to numerous federal, state, local and non-U.S. environmental protection and health and safety laws and regulations. Certain environmental laws assess strict (i.e. can be imposed regardless of fault) and joint and several liability on current or previous owners of real property and current or previous owners or operators of facilities for the costs of investigation, removal or remediation of hazardous substances or materials at such properties or at properties at which parties have disposed of hazardous substances. These agencies may require that we reimburse the government for costs incurred at these sites or otherwise pay for the cost of investigation and clean-up of these sites, including compensation for damage to natural resources. Environmental laws are complex, frequently amended and have generally become more stringent over time.
Human Capital
Our goal is to be an employer of choice and provide a fair, equitable, and conducive working environment free from discrimination and harassment. Indivior regards its employees as fundamental to its long-term success and provides a variety of training, development, and communication programs to ensure its business activities are always conducted in line with its guiding principles and stakeholder expectations. Our 50-person Culture & Inclusion Champions network is well established, and, following a series of facilitated employee feedback sessions in 2020 and 2021, has implemented several initiatives to help strengthen our diversity and inclusion practices and build on our culture. We also conduct an annual survey of employees to monitor engagement levels and act on feedback received through this process. Like many businesses, we put in place specific measures to support the welfare, health and safety of our workforce during the COVID-19 pandemic, including risk minimization and support services such as waiving of COVID-19 healthcare cost sharing for U.S. employees.
The table below sets forth the average monthly number of persons employed by the Group, including Directors, by business function during the years indicated.

Business function	2019	2020	2021
Operations	562	567	573
Management	172	168	164
Research and development	90	84	65
Average number of employees	824	819	802
At September 30, 2022, the Group employed 976 people worldwide. Of these, 660 were located in the United States, 287 were located in Europe, the Middle East, Africa, or Canada, and 29 were located in Australia.
Certain of our employees are represented by unions or works councils. We believe that we have a good relationship with our employees and with the unions and works councils that represent certain employees.
We strive to promote diversity, inclusion and equal opportunity across the organization. Women or minorities hold a third (4 of 12) of the seats on our Board of Directors. As of December 31, 2021, 50% of our employees were women. Additionally, 27% of directors of Indivior PLC and senior managers (including members of our Executive Committee who are not directors of Indivior PLC, and directors of each subsidiary company) were women.
Addressing the COVID-19 pandemic
In response to COVID-19, the Group established an agile cross-functional response structure and implemented several mitigation and contingency actions to help maintain the functioning of operations across the organization, supply of all products to our patients, and the welfare of our employees. The Group continuously monitors the potential impact on the health and well-being of our employees, as well as the workforce of our key third parties, which ultimately may impact our operations, and ensures our mitigation and contingency actions are as appropriate and effective as possible.
During 2022, Indivior continued to maintain many of the measures it put in place in 2020 for the health, welfare and safety of its employees during the COVID-19 pandemic. These measures were tailored to the specific circumstances of each workforce group and site, such as, for example, workers at the FCP in Hull in the United Kingdom or sales force representatives working in communities across the U.S. In 2020, the FCP also put in place a comprehensive risk management process tailored to current circumstances and prevailing UK government regulations that is still in operation.
Indivior’s management team is mindful of its employees’ expectations following the working environment changes and experiences that resulted from the global COVID-19 pandemic. Indivior continues to promote flexible ways of working including a new collaboration model where eligible employees work three core days within the working week in office and the remaining two days can be remote. Given the shift to a remote working environment started in 2020, the Group continues to closely monitor cybersecurity threats and the overall operating effectiveness of the monitoring and control activities.
See “Item 3.D, Risk Factors”, “Risks Related to our Financial Condition and Tax Matters—The COVID-19 pandemic and governmental and societal responses thereto have adversely affected our business, results of operations and financial condition, and the continuation of the pandemic or the outbreak of other health epidemics could harm our business, results of operations, and financial condition.”
Corporate Governance
We provide information with respect to our Board of Directors, Executive Officers and corporate governance policies and principles on our Investor Relations website, www.Indivior.com/en/Investors. Specifically, the Group makes available on its Investor Relations website, under the heading "Governance & Responsibility" (i) its codes of conduct or ethics for the Board, senior financial officers, and employees, and (ii) the terms of reference (committee charters) of the Group’s board committees. If the Group makes changes in, or provides waivers from, the provisions of any of its codes of ethics that the SEC requires it to disclose, the Group intends to disclose these events in the "Governance & Responsibility" section of its Investor Relations website.
C.Organizational Structure
Indivior PLC is the ultimate holding company of the Group. The following table sets out details of the Group’s significant subsidiaries:

Name	Country of incorporation or registration	Proportion of Ownership Interest
RBP Global Holdings Limited	England and Wales	100%
Indivior UK Limited	England and Wales	100%
Indivior Europe Limited	Ireland	100%
Indivior Inc.	U.S.	100%
Indivior Treatment Services, Inc.	U.S.	100%
Indivior Pty Ltd	Australia	100%
D.Property, Plant and Equipment
The following table contains information regarding existing or planned material tangible fixed assets owned or leased by the Group.

Location	Tenure	Principal use	Size
Richmond, Virginia	Lease	Office space	72,602 square feet
Hull, England	Owned(1)	Office space, research facility and manufacturing facility	70,808 square feet
Fort Collins, Colorado	Lease	Office space and research facility	41,600 square feet
Slough, England	Lease	Office space	20,912 square feet
_____________
(1)The Hull, England property is leased for 150 years and accounted for as owned.
ITEM 4A: UNRESOLVED STAFF COMMENTS
None.
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2021 and December 31, 2020 and for each of the two years in the period ending December 31, 2021 (the “Consolidated Annual Financial

Statements”) and the unaudited condensed consolidated interim financial statements as of September 30, 2022 for the three and nine months ending September 30, 2022 and 2021 (the “Q3 Interim Results”) and related notes (together the “Historical Financial Information”). The Historical Financial Information has been included in “Item 18. Financial Statements.” The following discussion should also be read in conjunction with other information relating to our business contained in this registration statement, including “Item 3.D. Risk Factors.”
The Historical Financial Information has been prepared in accordance with IFRS as issued by the International Accounting Standards Board.
The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs and involves risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this registration statement, particularly in “Item 3.D. Risk Factors.”
References below to “2021,” and “2020” are for the financial years ending December 31, 2021, and December 31, 2020, respectively. References to “Q3” and “YTD” are for the three and nine month interim financial periods ending September 30, 2022 and September 30, 2021, respectively.
A.Operating Results
The following table summarizes our key measures of financial condition and results of operations for the periods under review:

	For the nine months ended September 30,			For the years ended December 31,
($ in millions except share data)	2022	2021	% Change	2021	2020	% Change
Net revenues	659	568	16%	791	647	22%
Operating profit/(loss)	173	168	3%	213	(156)	NM
Adjusted operating profit(1)	172	155	11%	187	88	113%
Net Income/(loss)	130	169	(23)%	205	(148)	NM
Adjusted net income(1)	130	114	14%	140	59	137%
Earnings/(loss) per share - basic(1)(2)	$0.93	$1.15	(19)%	$1.41	$(1.01)	NM
Adjusted earnings per share - basic(1)(2)	$0.93	$0.78	19%	$0.96	$0.40	140%
________________
(1)Adjusted operating profit, adjusted net income and adjusted earnings per share are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS. See “Item 5. Operating and Financial Review and Prospects — Non-IFRS Measures” for the definition of adjusted operating profit, adjusted net income and adjusted earnings per share, a reconciliation of such metrics to a reported IFRS measure for the periods presented and an explanation of why we believe these metrics provide useful information to investors regarding our financial condition and results of operations.
(2)In September 2022, the Group’s shareholders approved a 5-for-1 share consolidation. On October 10th, 2022, the Group completed this share consolidation. Shareholders received 1 new Ordinary share with a nominal value of $0.50 each for every 5 previously existing Ordinary shares which had a nominal value of $0.10 each. The Group’s basic and diluted weighted average number of shares outstanding, basic earnings per share, diluted earnings per share and adjusted earnings per share (basic and diluted) have been retrospectively adjusted to reflect the share consolidation in all the periods presented.
(3)NM - Not meaningful
For the periods under review, the Group operated as one business segment, which is predominantly the development, manufacture, and sale of buprenorphine-based prescription drugs for the treatment of opioid dependence and related disorders. Substantially all our net revenues for such periods were derived from sales of SUBLOCADE and other buprenorphine-based sublingual products (including SUBOXONE Film and SUBOXONE tablet). SUBLOCADE accounted for 31% of our net revenues in 2021 (2020: 20%) and 44% of our net revenues in YTD 2022 (YTD 2021: 30%). Other buprenorphine-based sublingual products accounted for 67% of our net revenues in 2021 (2020: 78%) and 53% of our net revenues in

YTD 2022 (YTD 2021: 68%). In the U.S. market for buprenorphine-based treatments for opioid dependence, SUBOXONE Film had an average market share of approximately 19% in YTD 2022 and 20% in 2021 (2020: 21%).
The U.S. market is the largest contributor to our net revenues. The following table sets out a breakdown of net revenue as between the U.S. and the rest of the world.

	For the nine months ended September 30,			For the years ended December 31,
($ in millions)	2022	2021	% Change	2021	2020	% Change
United States	533	428	25%	603	456	32%
Rest of world (including United Kingdom)	126	140	(10)%	188	191	(2)%
Total Indivior Group net revenue	659	568	16%	791	647	22%
Key factors affecting operating results
Market growth
Our net revenues are impacted by the overall growth of the markets where we operate. Market growth is impacted by increased treatment penetration, which is a function of patient awareness and desire to seek treatment, as well as the number of certified physicians available to deliver treatment. Competitive pressures can drive pricing and can also influence decisions of third-party payors regarding inclusion of products on their list of approved drugs covered by insurance. To increase access to treatment for patients, we engage with government agencies, key opinion leaders in addiction and healthcare professionals to bring patient outcomes to the forefront of decision making. Additionally, we engage in non-branded marketing to increase awareness for patients and families impacted by addiction on a country-by-country basis as allowed by local regulations.
In 2021, the U.S. BMAT market grew in mid-single digits. Moderation in the growth rate versus 2020 reflects the high base period for comparison, when the BMAT market grew in the low- to mid-teens as a result of COVID-19-related demand and the implementation of new federal and state government actions to facilitate OUD patient access to medication-assisted treatment. Over the approximate two-year period just ended (2020 and 2021), the BMAT market averaged mid-to-high single-digits growth.
The Group continues to expect long-term U.S. market growth to be sustained in the mid-to-high single digit percentage range due to increased severity and overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions that have expanded OUD treatment funding and treatment capacity increasing treatment penetration. The number of physicians, nurse practitioners and physician assistants who have received a waiver to administer medication-assisted treatment and those able to treat up to the permitted level of 275 patients continued to grow in 2021. As a result, patient access to BMAT is increasing. Indivior supports efforts to encourage more eligible healthcare practitioners to provide BMAT, and the Group continues to resource its selling and compliance capabilities for the growing number of BMAT prescribers and patients. The Group’s focus is to continue to expand access to SUBLOCADE among organized health systems and core healthcare practitioners to ensure availability of this potentially important treatment option to the estimated 1 million-plus patients per month who are prescribed BMAT by healthcare practitioners.
Competition
We operate in a highly-competitive industry. While we seek patent and trademark protection where appropriate, several of our branded products face competition from generic products in key markets as well as competition from alternative products to treatments. The introduction of generic or branded products that compete with the Group’s products could impact the market share of the Group’s products and pricing and adversely impact its results. The introduction of generic products typically leads to a loss of sales of a branded product and/or a decrease in the price at which branded products can be sold. Additionally, legislation enacted in the U.S. allows for, and in a few instances in the absence of specific instructions from the prescribing physician mandates, the dispensing of generic products rather than branded products where a generic version is available.
In the U.S. market for buprenorphine-based treatments for opioid dependence, SUBOXONE Film had an average market share of approximately 19% in YTD 2022 and 20% in 2021 (2020: 21%).
SUBLOCADE is patent protected in the U.S., Australia, Canada, Europe (UK (including Ireland), France, Germany, Italy, Spain, Denmark, Finland, Norway, the Netherlands, Switzerland, and Sweden), Israel, Japan, Mexico and New Zealand. However, Camurus, in partnership with Braeburn, has sought FDA approval of its long-acting injectable buprenorphine product. This product is already well established the Nordics (Norway, Sweden, Finland, and Denmark) and Australia, and available in other parts of Europe. Based on the efforts to date by this competitor in the U.S., we expect their product to become available for sale in the U.S. eventually.
Our SUBOXONE Film product already faces three generic competitors in the U.S., and a fourth competitor received approval for its product in May 2022 but has not yet launched. We understand that a fifth competitor has been approved to enter the market beginning in 2024. We have seen our market shares of SUBOXONE Film decline from greater than 50% in 2018 to slightly less than 20% in 2022, and expect further declines if another competing product becomes available. Additionally, we no longer promote SUBOXONE Film in the U.S. In contrast, no generic competition is present in Australia. In Europe and Canada, we have recently launched SUBOXONE Film and it enjoys patent protection until 2030.
Our SUBOXONE and SUBUTEX Tablets face generic competition in most markets. In the EU, generic versions of the SUBUTEX Tablet have been available since 2010 but our branded SUBUTEX Tablet currently maintains a market share of approximately 50.7% (by mg volume) of the mono-buprenorphine market giving the Group a total market share (mono-buprenorphine and buprenorphine/naloxone) of approximately 55.7%. Further our SUBOXONE and SUBUTEX Tablets face competition from branded oral buprenorphine-based tablets and historically well-established methadone oral formulations.
We launched our PERSERIS long acting injectable for the treatment of schizophrenia in the U.S. in February 2019. While it enjoys patent protection, it faces competition from other long-acting injectables marketed by Johnson and Johnson and Otsuka, as well generic competition from oral risperidone formulations. We also anticipate the eventual approval of another branded long-acting injectable containing risperidone from and an additional competitor, but expect that it will be limited to maintenance treatment of patients already controlled on oral risperidone.
Distribution channels
In the United States, we have distribution agreements with the three largest wholesalers, which accounted for 57% of our global net revenue in 2021 and 2020. These wholesalers, in turn, distribute our products through various channels including the following:
•Commercial managed care. This category comprises insurance programs intended to reduce the cost of providing health benefits and improve the quality of care to their members. One of the most common forms of managed care is the use of a panel or network of healthcare providers that provide care to enrollees. Also within commercial managed care is the Medicare Part D Program, a social insurance program administered by the U.S. government.
•Medicaid. Medicaid is a jointly funded, Federal-State health insurance program that covers children, the aged, blind, and/or disabled and other people who are eligible to receive federally assisted income maintenance payments, including prescription drugs. We are obligated to offer “Best Price” under Medicaid, being the lowest price at which the manufacturer sells a drug to any purchaser in any pricing structure (inclusive of discounts and rebates).

•Federal. This channel encompasses the provision of outpatient drugs to federal government purchasers, including the U.S. Department of Veterans Affairs and the Department of Defense, or under the 340B Program. Pricing discounts are provided separately for drugs provided under these schemes.
•Cash. This channel covers end customers paying cash directly at the pharmacy. Often, we provide discount coupons to customers where cash is used for payment.
In the rest of the world, distribution channels differ by country. For example, in France, we engage with different wholesalers, hospitals, pharmacies and individuals, while in Australia, we engage with a single pre-wholesaler that negotiates the import and onward distribution of the products across the country.
Pricing
We offer various types of price reductions for our products, particularly in the U.S., which are reflected in net revenue. In the U.S., we offer:
•Medicaid, federal and commercial managed care rebates. These are rebates granted to Medicaid, U.S. federal agencies and commercial managed care providers that purchase products from us. The level of these rebates varies by channel and product. Patients covered by commercial insurance often benefit from coupons to reduce any out-of-pocket payments they would otherwise be required to make.
•Fees under distribution agreements. These fees represent distribution fees paid to wholesalers for services such as inventory and distribution management, chargeback administration and billing and receivables management.
•Other. This includes cash discounts offered to wholesalers for prompt payment, coupons and product returns.
In Europe, changes to government policy or practices could adversely affect the level of reimbursement through government schemes. In the United States, proposals by legislators at both federal and state levels, regulators, and third-party payors continue to emerge with the aim of keeping healthcare costs down while expanding healthcare benefits. Similarly, in Europe, legislators, policymakers and healthcare insurance funds continue to propose and implement cost-containing measures to keep healthcare costs down, due in part to the attention being paid to healthcare cost containment and other austerity measures in Europe. Certain of these changes could impose limitations on the prices that the Group will be able to charge for its products and any approved product candidates. Further, an increasing number of EU member states and other foreign countries use prices for products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of products in some countries could contribute to similar downward trends elsewhere.
Legal proceedings
The Group pharmaceutical operations are subject to a wide range of laws and regulations. Perceived or actual non-compliance with these applicable laws and regulations can result in investigations or proceedings leading to civil or criminal sanctions, fines and/or damages. The Group is also a party to several civil lawsuits, including ongoing litigation in the federal False Claims Act allegations, the ANDA Litigation, civil antitrust and state claims and civil opioid litigation.
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where these matters are determined to be possible, they represent contingent liabilities. Except for those matters discussed in Note 11 under “False Claims Act Allegations” and “Intellectual Property Related

Matters – ANDA Litigation” in “Item 18. Financial Statements - Unaudited Condensed Consolidated Interim Financial Statements”, for which liabilities or provisions have been recognized, Note 11 sets out the contingent liabilities for legal and other disputes for which the Group has assessed as contingent liabilities. Where we believe that it is possible to reasonably estimate a range for the contingent liability this has been disclosed.
The Group has settled several regulatory and litigation matters since 2020 requiring contractual payments to be made in future periods. See “Item 5. Liquidity and Capital Resources—Contractual Obligations” for payments to be made related to the settlement of litigation matters, the Group’s Term Loan and contractual lease liabilities.
For further discussion regarding legal proceeding risk See “Item 3.D.—Risk Factors.”
Key income statement items
Net revenue
Net revenue is generated from sales of pharmaceutical products (i.e. gross revenues), net of rebates, discounts and returns. We estimate and recognize returns, discounts, incentives and rebates in the period in which we recognize the underlying sales, as a reduction of gross revenues.
Cost of sales
Cost of sales includes all costs directly related to bringing products to their final selling destination. It includes purchasing and receiving costs, direct and indirect costs to manufacture products, including materials, labor and overhead expenses necessary to acquire and convert purchased materials and supplies into finished goods. Cost of sales also includes royalties on certain licensed products, inspection costs, depreciation, amortization of intangible assets for marketed products, freight charges and costs to operate equipment.
Selling, general and administrative expenses
Selling, general and administrative expenses comprise personnel costs (primarily, the field sales force), as well as marketing expenses, consulting services, depreciation of fixed assets, travel and other selling and distribution related expenses, corporate overheads and other administrative expenses. Selling, general and administrative expenses also include expenses relating to recognition or release of legal provisions.
Research and development expenses
Research and development expenses comprise internal research costs and external costs of human and animal trials, and corresponding equipment required. Research and development expenditure is expensed as incurred prior to filing for regulatory approval, as the Group has determined that filing for regulatory approval is the earliest point at which a project’s successful outcome can become probable.
Net finance expense
Net finance expenses are the finance costs of borrowings and legal settlements recognized in the income statement over the term of those borrowings and related legal settlement payment periods.
Taxation
Tax charges represent the aggregate amount included in the determination of profit or loss for the year in respect of current tax and deferred tax. Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit/(loss) for a year. Deferred tax represents the amounts of income taxes payable/(recoverable) in future periods in respect of taxable (deductible) temporary differences and unused tax losses.

Results of operations
The discussion below references certain non-IFRS measures, including adjusted gross profit, adjusted gross margin, adjusted selling, general and administrative expenses, adjusted other operating income, adjusted operating profit, adjusted net finance expense and adjusted net income. These measures are not a substitute for, or superior to, reported results presented in accordance with IFRS. In addition, certain of these non-IFRS measures are adjusted results. Where significant expenses or income that do not reflect the Group’s ongoing operations are incurred during the year, these items are disclosed as exceptional items (non-recurring and/or non-operating adjustments). These exceptional items are excluded from adjusted results consistent with our internal reporting.
See also “Item 5. Operating and Financial Review and Prospects — Exceptional Items and Adjusted Results” for a discussion of the exceptional items excluded from our adjusted results and “Item 5. Operating and Financial Review and Prospects — Non-IFRS Measures” for the definition of adjusted operating profit, adjusted net income, adjusted earnings per share, a reconciliation of this metric to a reported IFRS measure for the periods presented and an explanation of why we believe this metric provides useful information to investors regarding our financial condition and results of operations.
The results of operations that follow reflect the historical periods under review and should not be taken as indicative of future performance.
Comparison of the three and nine months ended September 30, 2022 and September 30, 2021

	For the three months ended September 30,			For the nine months ended September 30,
($ in millions)	2022	2021	% Change	2022	2021	% Change
Net Revenues	232	187	24%	659	568	16%
Cost of sales	(40)	(26)	54%	(115)	(88)	31%
Gross profit	192	161	19%	544	480	13%
Selling, general and administrative expenses	(115)	(131)	(12)%	(331)	(299)	11%
Research and development expenses	(20)	(11)	82%	(43)	(33)	30%
Net other operating (loss)/ income	(1)	19	(105)%	3	20	(85)%
Operating profit	56	38	47%	173	168	3%
Net finance expense	(2)	(7)	(71)%	(13)	(18)	(28)%
Profit before taxation	54	31	74%	160	150	7%
Income tax (expense) /benefit	(13)	(4)	225%	(30)	19	(258)%
Net Income	41	27	52%	130	169	(23)%
Net revenues. Substantially all our net revenues for such periods were derived from sales of SUBLOCADE, PERSERIS and other buprenorphine-based sublingual products (including SUBOXONE Film and SUBOXONE tablet). SUBLOCADE accounted for 44% of our net revenues in YTD 2022 (YTD 2021: 30%) and 47% in Q3 2022 (Q3 2021: 35%). PERSERIS accounted for 3% of our net revenues in YTD 2022 (YTD 2021: 2%) and 3% in Q3 2022 and Q3 2021. Other buprenorphine-based sublingual products accounted for 53% of our net revenues in YTD 2022 (YTD 2021: 68%) and 50% in Q3 2022 (Q3 2021: 63%).

On a disaggregated basis, the Group’s net revenue by major product line:

	For the three months ended September 30,			For the nine months ended September 30,
($ in millions)	2022	2021	% Change	2022	2021	% Change
SUBLOCADE	108	65	66%	290	169	72%
PERSERIS	8	5	60%	20	12	67%
Sublingual (SUBOXONE/Other)	116	117	(1)%	349	387	(10)%
Total Indivior Group net revenue	232	187	24%	659	568	16%
Total net revenues increased by $91 million, or 16%, to $659 million in YTD 2022 from $568 million in YTD 2021. The increase was primarily driven by higher net revenues from SUBLOCADE, which increased by $121 million or 72% from YTD 2021, due to continued growth in the BMAT market and by our relatively stable market share for SUBOXONE Film in the U.S. Strong year-over-year SUBLOCADE net revenue growth was due to growth in the Organized Health Systems channel and increased new patient enrollments. SUBOXONE Film share averaged 19% through September 30, 2022 (2021: 20%) and exited September 2022 at 19% (2021 exit share: 20%). SUBOXONE Film share performance since the “at-risk” launch of generic buprenorphine/naloxone film products in February 2019 has continued to be higher than historical industry analogs. In YTD 2022, total net revenues from PERSERIS was $20 million, representing a 67% increase from YTD 2021.
For the quarter, total net revenues increased by $45 million, or 24%, to $232 million in Q3 2022 from $187 million in Q3 2021. The increase was primarily driven by higher net revenues from SUBLOCADE, which increased $43 million or 66% from Q3 2021. The factors contributing to the increase in SUBLOCADE net revenues for the quarter are consistent with the year-to-date explanations.
The U.S. market is the largest contributor to our net revenues. Sales rebates, discounts and returns and other offsets to gross revenues are reflected in net revenues. The following table sets out a breakdown of net revenue as between the U.S. and the rest of the world.

	For the three months ended September 30,			For the nine months ended September 30,
($ in millions)	2022	2021	% Change	2022	2021	% Change
United States	189	143	32%	533	428	25%
Rest of world (including United Kingdom)	43	44	(2)%	126	140	(10)%
Total Indivior Group net revenue	232	187	24%	659	568	16%
In YTD 2022, U.S. net revenue increased by 25% to $533 million as compared to $428 million in YTD 2021. In Q3 2022, U.S. net revenue increased by 32%, to $189 million as compared to $143 million in Q3 2021. Increases in both the quarter and year-to-date periods is primarily due to strong growth in net revenue attributable to SUBLOCADE over the same period, the market share resilience of SUBOXONE Film and the underlying BMAT market growth.
In YTD 2022, net revenue attributable to the rest of the world (including the United Kingdom) decreased 10% at actual exchange rates to $126 million from $140 million in YTD 2021. In Q3 2022, net revenue decreased 2% at actual exchange rates to $43 million from $44 million in Q3 2021. In the quarter, positive contributions from new products (SUBLOCADE / SUBUTEX Prolonged Release and SUBOXONE Film) were more than offset by unfavorable foreign currency translation and ongoing competitive pressure on legacy tablet products. SUBLOCADE / SUBUTEX Prolonged Release net revenue for YTD 2022 and Q3 2022 in rest of world were $19 million and $7 million (at actual exchange rates), respectively.

Cost of sales. Cost of sales increased by $27 million, or 31%, to $115 million in YTD 2022 from $88 million in YTD 2021. For the quarter, cost of sales increased $14 million, or 54%, to $40 million in Q3 2022 as compared to $26 million in Q3 2021. The increase in both periods is primarily due to higher sales volumes in the U.S.
Gross margin, which we define as gross profit divided by revenue, was 83% in YTD 2022 and Q3 2022 as compared to 85% and 86% in YTD 2021 and Q3 2021, respectively. The decrease in gross margin mainly reflects a greater mix of net revenue in certain government channels, which are less profitable, and increased manufacturing costs.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by $32 million, or 11%, to $331 million in YTD 2022 from $299 million in YTD 2021. For the quarter, selling, general and administrative expenses decreased $16 million, or 12%, to $115 million in Q3 2022 as compared to $131 million in Q3 2021.
Adjusted selling, general and administrative expenses, which we define as selling, general and administrative expenses excluding exceptional items, increased to $327 million in YTD 2022 from $292 million in YTD 2021 and to $113 million in Q3 2022 from $112 million in Q3 2021. The increase in YTD 2022 primarily reflect sales and marketing expenditures to grow the Group’s long-acting injectable products, SUBLOCADE and PERSERIS, along with increased travel and entertainment expenses.
Research and development expenses. Research and development expenses increased by $10 million, or 30%, to $43 million in YTD 2022 from $33 million in YTD 2021. For the quarter, research and development expenses decreased $9 million, or 82%, to $20 million in Q3 2022 as compared to $11 million in Q3 2021.The increase over the year-ago periods reflect higher R&D activity generally, as certain projects and PMR studies were delayed in 2021 due to the COVID-19 pandemic.
Net other operating income. Net other operating income was $3 million in YTD 2022 and $20 million in YTD 2021. Other operating income for YTD 2022 includes the fair value loss on equity investments, which were more than offset by the net proceeds received from the out-licensing of nasal naloxone opioid overdose patents and a Directors & Officers insurance claim settlement which were recorded as exceptional other operating income. Included in YTD 2021 of $20 million are the net exceptional benefits primarily due to the net proceeds received from the sale of the legacy TEMGESIC®/ BUPREX® / BUPREXX® (buprenorphine) franchise outside of North America. Adjusted other operating income, which we define as other operating income excluding exceptional items was a loss of $2 million in YTD 2022 (YTD 2021 other operating income of $nil).
In the quarter, a $1 million loss was recorded as compared to net other operating income of $19 million in Q3 2021. Included in Q3 2021 of $19 million are the net exceptional benefits primarily due to the net proceeds received from the sale of the legacy TEMGESIC®/ BUPREX® / BUPREXX® (buprenorphine) franchise outside of North America. Adjusted other operating income was a loss of $1 million in Q3 2022 (Q3 2021 other operating income of $nil).
Operating profit. Operating profit in YTD 2022 and Q3 2022 was $173 million and $56 million, respectively, as compared to an operating profit of $168 million and $38 million in YTD 2021 and Q3 2021. Adjusted operating profit, which comprises operating profit excluding the exceptional items described above, was $172 million and $58 million in YTD 2022 and Q3 2022, respectively, as compared to $155 million and $38 million in YTD 2021 and Q3 2021, respectively. The increase on a reported and adjusted basis primarily reflects strong net revenue growth, partially offset by higher operating expenses, mainly related to increased sales and marketing investments to grow the Group’s long-acting injectable technologies, SUBLOCADE and PERSERIS, along with higher research and development expenses.
Net finance expense. Net finance expenses decreased by $5 million, or 28%, to $13 million in YTD 2022 from $18 million in YTD 2021 and $5 million, or 71%, to $2 million in Q3 2022 from $7 million in Q3 2021. The reduction in net finance expense reflects higher interest income earned on the Group's investments primarily due to higher short-term interest rates in 2022 as compared to 2021 and increased investment holdings.
Adjusted net finance expense, which we define was net finance expense excluding exceptional items was $17 million in YTD 2021. There were no adjustments to net finance expense in YTD 2022.
Taxation. Income tax expense in YTD 2022 was $30 million, reflecting an effective tax rate of 19% on the Group’s profits for YTD 2022 as compared with an income tax benefit of $19 million in YTD 2021, reflecting an effective tax rate of -13% on the Group’s profits for YTD 2021. For the quarter, income tax expense was $13 million, reflecting an effective tax rate of 24% as compared to income tax expense of $4 million in Q3 2021, reflecting an effective tax rate of 13%. Income tax expense in YTD 2022 includes a one-time tax charge on exceptional items of $1 million YTD 2021 included a one-time tax benefit on exceptional items of $43 million. Excluding these exceptional items, the Group’s effective tax rate was 18% in YTD 2022 as compared to 17% in YTD 2021. The change in the effective tax rate on adjusted profits was primarily driven by the relative contribution to pre-tax income by taxing jurisdiction in the period and remains lower than the statutory tax rate in the UK due to permanent items such as the availability of tax incentives for innovation.
Comparison of the years ended December 31, 2021 and December 31, 2020
.

	For the years ended December 31,
($ in millions)	2021	2020	% Change
Net revenues	791	647	22%
Cost of sales	(127)	(97)	31%
Gross profit	664	550	21%
Selling, general and administrative expenses	(431)	(666)	(35)%
Research and development expenses	(52)	(40)	30%
Net other operating income	32	—	N/A
Operating profit/(loss)	213	(156)	(237)%
Net finance expense	(23)	(17)	35%
Profit/(loss) before taxation	190	(173)	(210)%
Income tax benefit	15	25	(40)%
Net income/(loss)	205	(148)	(239)%
Net revenues. Substantially all our net revenues for such periods were derived from sales of SUBLOCADE, PERSERIS and other buprenorphine-based sublingual products (including SUBOXONE Film and SUBOXONE Tablet). SUBLOCADE accounted for 31% of our net revenues in 2021 (2020: 20%). PERSERIS accounted for 2% of our net revenues in 2021 and 2020 and other buprenorphine-based sublingual products accounted for 67% of our net revenues in 2021 (2020: 78%).
On a disaggregated basis, the Group’s net revenue by major product line:

	For the years ended December 31,
($ in millions)	2021	2020	% Change
SUBLOCADE	244	130	88%
PERSERIS	17	14	21%

Sublingual (SUBOXONE)/Other	530	503	5%
Total Indivior Group net revenue	791	647	22%
Total net revenues increased by $144 million, or 22%, to $791 million in 2021 from $647 million in 2020. The increase was primarily driven by higher net revenues from SUBLOCADE, which increased by $114 million or 88% from 2020, due to continued growth in the BMAT market and by our relatively stable market share for SUBOXONE Film in the U.S. Strong year-over-year SUBLOCADE net revenue growth was due to volume growth in the Organized Health Systems channel and increased new patient enrollments. SUBOXONE Film share averaged 20% (2020: 21%) and exited 2021 at 22% (2020 exit share: 21%). SUBOXONE Film share performance since the “at-risk” launch of generic buprenorphine/naloxone film products in February 2019 has continued to be higher than historical industry analogs. In 2021, total net revenues from PERSERIS was $17 million, representing a 21% increase from 2020.
The U.S. market is the largest contributor to our net revenues. Sales rebates, discounts and returns and other offsets to gross revenues are reflected in net revenues. The following table sets out a breakdown of net revenue as between the U.S. and the rest of the world.

	For the years ended December 31,
($ in millions)	2021	2020	% Change
United States	603	456	32%
Rest of world (including United Kingdom)	188	191	(2)%
Total Indivior Group net revenue	791	647	22%
In 2021, U.S. net revenue increased by 32% to $603 million as compared to $456 million in 2020, primarily due to strong growth in net revenue attributable to SUBLOCADE over the same period, the market share resilience of SUBOXONE Film and the underlying BMAT market growth.
In 2021, net revenue attributable to the rest of the world (including the United Kingdom) decreased 2% at actual exchange rates to $188 million from $191 million in 2020. The decrease in net revenue was mainly due to ongoing competitive pressure and austerity measures in the legacy tablet business in western Europe, and the disposal of the legacy TEMGESIC/ BUPREX/ BUPREXX franchise, which led to a $5 million decrease in net revenue for 2021. The decrease in net revenue was partially offset by net revenue from new products, including net revenue of $16 million attributable to SUBLOCADE and favorable foreign currency translation benefits.
Provisions for rebates, discounts and returns are estimated based on contractual arrangements with customers or terms of the regulations and/or agreements applicable for transactions with healthcare authorities, and in some cases on assumptions about the attainment of targeted volumes. We recognize returns, discounts, incentives and rebates in the period in which we recognize the underlying sales, as a reduction of gross revenues and as current liabilities on our consolidated balance sheets under trade and other payables. The outstanding amounts are affected by changes in gross sales, the provision for net product sales deductions and timing of payments/credits. Estimates, assumptions and judgements applied to determine the provision for rebates, discounts and returns are set out in “Item 18. Financial Statements—Note 2 “Basis of Preparation.”

The following table provides a summary of activities with respect to provisions for rebates, discounts and returns for the years ended December 31, 2021 and 2020:

Provision for rebates, discounts and returns ($ in millions)	2020	2021
Opening balance at beginning of period	(460)	(396)
Provision related to sales made in:
Current period	(898)	(1,003)
Prior period	16	24
Payments	946	939
Closing balance at beginning of period	(396)	(436)
The provision for rebates, discounts and returns decreased from $460 million as of December 31, 2019 to $396 million as of December 31, 2020 primarily due to a year-over-year decrease in net revenue and timing of rebate payments.
The provision for rebates, discounts and returns increased from $396 million as of December 31, 2020 to $436 million as of December 31, 2021 primarily due to a year-over-year increase in net revenue and timing of rebate payments.
Cost of sales. Cost of sales increased by $30 million, or 31%, to $127 million in 2021 from $97 million in 2020 due to higher sales volumes in the U.S.
Gross margin, which we define as gross profit divided by revenue, was 84% in 2021 as compared to 85% in 2020. We define adjusted gross margin as adjusted gross profit divided by net revenue and we define adjusted gross profit as gross profit excluding exceptional items. Adjusted gross margin was 84% in 2021 as compared to 86% in 2020. Adjusted gross margin in 2020 included exceptional items related to changes in inventory provision estimates due to the adverse impact of the COVID-19 pandemic on our business. These changes in inventory provision estimates have been considered exceptional as they are one-off and do not reflect the underlying performance of our business. The decrease in gross margin and adjusted gross margin primarily reflects the continued relative strength of SUBOXONE Film in the U.S., particularly in less profitable government channels.
Selling, general and administrative expenses. Selling, general and administrative expenses decreased by $235 million, or 35%, to $431 million in 2021 from $666 million in 2020 primarily due to selling, general and administrative expenses in 2020 including costs of $239 million related to the resolution of litigation matters.
Adjusted selling, general and administrative expenses, which we define as selling, general and administrative expenses excluding exceptional items, decreased slightly to $424 million in 2021 from $427 million in 2020. The decline largely reflects one-time costs related to the U.S. direct-to-consumer advertising campaign for SUBLOCADE in 2020 and lower legal fees and expenses related to the DOJ matter in 2021, which was settled in the third quarter of 2020 with our entry into the Resolution Agreement. The decrease was partially offset by sales and marketing investments to grow the Group’s long-acting injectable technologies, SUBLOCADE and PERSERIS in 2021.
Research and development expenses. Research and development expenses increased by $12 million, or 30%, to $52 million in 2021 from $40 million in 2020. The increase reflects planned higher research and development activity, as certain projects and post-market studies that were suspended in 2020 due to the COVID-19 pandemic were resumed in 2021 as well as strategic pipeline and production capacity investments in 2021.
Net other operating income. Other operating income was $32 million in 2021 and $nil in 2020, primarily attributable to net proceeds received from the disposal of the legacy TEMGESIC/ BUPREX / BUPREXX (buprenorphine) franchise outside of North America (+$19 million), net proceeds received from the out-licensing of nasal naloxone opioid overdose patents (+$1 million) and a directors and officers insurance claim settlement (+$12 million received in the fourth quarter of 2021).
Adjusted other operating income, which we define as other operating income excluding exceptional items was $nil in 2021.
Operating profit/(loss). Operating profit in 2021 was $213 million as compared to an operating loss of $156 million in 2020. Adjusted operating profit, which comprises operating profit excluding the exceptional items described above, was $187 million in 2021 as compared to $88 million in 2020. The increase in adjusted operating profit was primarily driven by strong net revenue growth.
Net finance expense. Net finance expenses increased by $6 million, or 35%, to $23 million in 2021 from $17 million in 2020. The increase primarily reflects lower interest income on the Group’s cash balance due to lower short-term interest rates 2021 as compared to 2020 and higher expense primarily related to interest on the Group’s outstanding DOJ settlement amount.
Adjusted net finance expense, which we define was net finance expense excluding exceptional items was $22 million in 2021. There were no adjustments to net finance expense in 2020.
Taxation. Income tax benefit in 2021 was $15 million, reflecting an effective tax rate of -8% on the Group’s profits for 2021 as compared with an income tax benefit of $25 million in 2020, reflecting an effective tax rate of 14% on the Group’s profits for 2020. Income tax benefit in 2021 included a one-time tax benefit of $40 million and income tax benefit in 2021 included tax on exceptional items of $37 million. Excluding these exceptional items, the Group’s effective tax rate was 15% in 2021 as compared to 17% in 2020.
Net income. Net income increased to $205 million in 2021, representing an increase of $353 million, from a $148 million loss in 2020.
Adjusted net income, which comprises net income excluding the exceptional items described above, was $140 million in 2021 as compared to $59 million in 2020. The increase in adjusted net income was primarily driven by higher operating profit, partially offset by higher tax and net finance expenses.
Exceptional Items and Adjusted Results
Where significant expenses or income that do not reflect the Group’s ongoing operations are incurred during the year, these items are recorded as exceptional items. Exceptional items are excluded from adjusted results consistent with our internal reporting. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for exceptional treatment.
The COVID-19 pandemic had an adverse impact on the Group in 2020, primarily driven by a decrease in patient enrollments during the onset of the initial outbreak. In 2020, the Group announced cost-saving actions to protect the financial and operational flexibility of the Group. Consistent with the Group’s existing policies, the restructuring charges due to the COVID-19 pandemic were considered non-recurring and therefore classified as exceptional. Additionally, the Group revised estimates used in inventory provision calculations for SUBLOCADE and PERSERIS which led to an overall increase in inventory needing to be provided for. Provisions were based on expiration dating and sales forecasts associated with SUBLOCADE and PERSERIS inventory in line with the Group policy. The change in inventory provision due to the COVID-19 pandemic was considered a one-off transaction in 2020 and therefore recorded as exceptional. No exceptional items were recorded in 2021 specifically due to the impact of the COVID-19 pandemic.

The table below sets out exceptional items recorded in each period:

	For the nine months ended September 30,		For the year ended December 31,
	2022	2021	2021	2020
($ in millions)
Exceptional items within cost of sales
Cost of sales(1)		—	—	(5)
Total exceptional items within cost of sales	—	—	—	(5)

Exceptional items within selling, general and administrative expenses
Restructuring costs(2)		—	1	(11)
Legal expenses/provision(3)		18	18	(228)
ANDA litigation(4)		(24)	(24)	—
Debt refinancing(5)		(1)	(1)	—
US listing costs(6)	(4)	—	—	—
Total exceptional items within selling, general and administrative expenses	(4)	(7)	(6)	(239)

Exceptional items within net other operating income
Net proceeds from the sale of intangible assets(7)		20	20	—
Insurance reimbursement(8)	5	—	12	—
Total exceptional items within other operating income	5	20	32	—

Exceptional items within net finance expense
Finance expense(5)		(1)	(1)
Total exceptional items within finance expense	—	(1)	(1)	—

Total exceptional items before taxes	1	12	25	(244)

Exceptional items within taxation
Tax on exceptional items	(1)	—	(3)	37
Exceptional tax item(9)		43	43
Total exceptional items within taxation	(1)	43	40	37
Total exceptional items	—	55	65	(207)
________________
(1)For 2020, relates to changes in inventory provision estimates due to the adverse impact of the COVID-19 pandemic on our business.
(2)For 2020, relates to cost-saving actions taken by the Group in response to challenges posed by the COVID19 pandemic in 2020. In 2021 the restructuring program concluded and the remaining provision was released which resulted in an exceptional benefit of $1 million.
(3)In 2021, negotiation with DOJ-related plaintiffs led to a change in the Group’s provision for DOJ-related matters which resulted in a provision release of $18 million. In 2020, relates to net settlement expenses for DOJ-related matters ($178 million) and RB ($50 million).
(4)In 2021, upon conclusion of expert discovery, the Group increased the provision for ANDA Litigation, to $73 million, resulting in an exceptional charge for $24 million.

(5)For 2021, relates to advisory and legal fees incurred related to the Group’s debt refinancing, which are included in selling, general and administrative expenses. In 2021, the Group wrote off $1 million of unamortized deferred financing costs due to the extinguishment and settlement of the previous term loan. These costs are included within finance expense.
(6)In YTD 2022, the Group recognized $4 million and of exceptional consulting costs in preparation for a potential additional listing of Indivior shares on a major U.S. exchange.
(7)For 2021, relates to the net gain on disposal received from the sale of the disposal of the legacy TEMGESIC/ BUPREX / BUPREXX (buprenorphine) franchise outside of North America to Eumedica Pharmaceuticals AG for $19 million and the proceeds received from the out-licensing of nasal naloxone opioid overdose patents for $1 million.
(8)In YTD 2022 and FY 2021, the Group recognized $5 million and $12 million, respectively of exceptional other income related to a directors’ and officers’ insurance reimbursement claim.
(9)For 2021, relates to the approval of tax credits by the Internal Revenue Service in relation to development credits for SUBLOCADE claimed for 2014 to 2017 and the tax impact of settlement costs incurred with RB which were recorded in the prior year.
Non-IFRS Measures
In considering the financial performance of the business, Management analyzes the primary financial performance measures of adjusted operating profit, adjusted net income and adjusted basic earnings per share. Adjusted operating profit, adjusted net income and adjusted basic earnings per share are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS.
We believe adjusted operating profit, adjusted net income and adjusted basic earnings per share, as defined below, are useful to investors as they exclude items which do not impact our day-to-day operations and which Management in many cases does not directly control or influence. Similar concepts of adjusted operating profit and adjusted earnings are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted operating profit or earnings-related performance measure when reporting their results.
Adjusted operating profit, adjusted net income and adjusted basic earnings per share have limitations as analytical tools. They are not recognized terms under IFRS and therefore do not purport to be an alternative to operating profit as a measure of operating performance. Adjusted operating profit, adjusted net income and adjusted basic earnings per share are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.
In September 2022, the Group’s shareholders approved a 5-for-1 share consolidation. On October 10th, 2022, the Group completed this share consolidation. Shareholders received 1 new Ordinary share with a nominal value of $0.50 each for every 5 previously existing Ordinary shares which had a nominal value of $0.10 cents each. The Group’s basic and diluted weighted average number of shares outstanding, basic earnings per share, diluted earnings per share and adjusted earnings per share (basic and diluted) have been retrospectively adjusted to reflect the share consolidation in all the periods presented.
Presented below are adjusted operating profit, adjusted net income and adjusted basic earnings per share for the historical periods presented along with a reconciliation of these metrics to a reported IFRS measure:
Adjusted Summarized Results - Non IFRS

	For the nine months ended September 30,		For the years ended December 31,
($ in millions except share data)	2022	2021	2021	2020
Adjusted operating profit - Non IFRS	172	155	187	88
Adjusted net income - Non IFRS	130	114	140	59
Adjusted basic earnings per share - Non IFRS	$0.93	$0.78	$0.96	$0.40

Adjusted gross margin reconciliation:

	For the nine months ended September 30,		For the years ended December 31,
($ millions)	2022	2021	2021	2020
Gross margin- IFRS	192	161	664	550
Adjustments to cost of sales(1)	—	—	—	5
Adjusted gross margin - Non IFRS	192	161	664	555
_____________
(1)For 2020, relates to changes in inventory provision estimates due to the adverse impact of the COVID-19 pandemic on our business.
Adjusted operating profit/(loss) reconciliation:

	For the nine months ended September 30,		For the years ended December 31,
($ millions)	2022	2021	2021	2020
Operating profit/(loss) - IFRS	173	168	213	(156)
Adjustments to cost of sales(1)	—	—	—	5
Adjustments to selling, general and administrative expenses(2)	4	7	6	239
Adjustments to other operating income(3)	(5)	(20)	(32)
Adjusted operating profit - Non IFRS	172	155	187	88
_____________
(1)For 2020, relates to changes in inventory provision estimates due to the adverse impact of the COVID-19 pandemic on our business.
(2)In YTD 2022, the Group recognized $4 million and of exceptional consulting costs in preparation for a potential additional listing of Indivior shares on a major U.S. exchange. In YTD 2021 negotiation with DOJ-related plaintiffs led to a change in the Group’s provision for DOJ-related matters which resulted in a provision release of $18 million and upon conclusion of expert discovery, the Group increased the provision for ANDA Litigation, to $73 million, resulting in an exceptional charge for $24 million. In YTD 2021 the Group incurred an exceptional charge of $1 million related to advisory and legal fees incurred related to the Group’s debt refinancing. As defined by Management, “exceptional” items are significant expenses or income that do not reflect the Group’s ongoing operations and are excluded from adjusted results consistent with internal reporting. In FY 2021, an exceptional benefit of $1 million related to the release of remaining provisions related to a restructuring program that concluded in 2021 initially put in place in 2020 in response to challenges posed by the COVID-19 pandemic. In 2020, adjustments related to costs of the restructuring program and net settlement expenses for DOJ-related matters ($178 million) and RB ($50 million).
(3)In YTD 2022, the Group recognized $5 million of exceptional other income related to a directors’ and officers’ insurance reimbursement claim. In YTD 2021, exceptional benefit recorded relates to the net gain on disposal received from the sale of the disposal of the legacy TEMGESIC/ BUPREX / BUPREXX (buprenorphine) franchise outside of North America to Eumedica Pharmaceuticals AG for $19 million and the proceeds received from the out-licensing of nasal naloxone opioid overdose patents for $1 million. In 2021, adjustments also relate to $12 million of exceptional other income related to a directors’ and officers’ insurance reimbursement claim.

Adjusted net income reconciliation:

	For the nine months ended September 30,		For the year ended December 31,
($ millions)	2022	2021	2021	2020
Net income/(loss) for the period - IFRS	130	169	205	(148)
Adjustments to costs of sales(1)	—	—	—	5
Adjustments to selling, general and administrative expenses(2)	4	7	6	239
Adjustments to other operating income(3)	(5)	(20)	(32)	—
Adjustments to finance expense(4)	—	1	1	—
Tax on exceptional items	1	—	3	(37)
Tax adjustments(5)	—	(43)	(43)	—
Adjusted net income - Non IFRS	130	114	140	59
________________
(1)For 2020, relates to changes in inventory provision estimates due to the adverse impact of the COVID-19 pandemic on our business.
(2)In YTD 2022, the Group recognized $4 million and of exceptional consulting costs in preparation for a potential additional listing of Indivior shares on a major U.S. exchange. In YTD 2021 negotiation with DOJ-related plaintiffs led to a change in the Group’s provision for DOJ-related matters which resulted in a provision release of $18 million and upon conclusion of expert discovery, the Group increased the provision for ANDA Litigation, to $73 million, resulting in an exceptional charge for $24 million. In YTD 2021 the Group incurred an exceptional charge of $1 million related to advisory and legal fees incurred related to the Group’s debt refinancing. In FY 2021, an exceptional benefit of $1 million related to the release of remaining provisions related to a restructuring program that concluded in 2021 initially put in place in 2020 in response to challenges posed by the COVID-19 pandemic. In 2020, adjustments related to costs of the restructuring program and net settlement expenses for DOJ-related matters ($178 million) and RB ($50 million).
(3)In YTD 2022, the Group recognized $5 million of exceptional other income related to a directors’ and officers’ insurance reimbursement claim. In YTD 2021, exceptional benefit recorded relates to the net gain on disposal received from the sale of the disposal of the legacy TEMGESIC/ BUPREX / BUPREXX (buprenorphine) franchise outside of North America to Eumedica Pharmaceuticals AG for $19 million and the proceeds received from the out-licensing of nasal naloxone opioid overdose patents for $1 million. In 2021, adjustments also relate to $12 million of exceptional other income related to a directors’ and officers’ insurance reimbursement claim.
(4)In Q3 2021, the Group wrote-off $1 million of unamortized deferred financing costs due to extinguishment and settlement of the previous term loan.
(5)For 2021, relates to the approval of tax credits by the Internal Revenue Service in relation to development credits for SUBLOCADE claimed for 2014 to 2017 and the tax impact of settlement costs incurred with RB which were recorded in the prior year.
Adjusted basic earnings/(loss) per share reconciliation:

	For the nine months ended September 30,		For the year ended December 31,
Earnings Per Share (in actual $)	2022	2021	2021	2020
Reported basic earnings/(loss) per share - IFRS	$0.93	$1.15	$1.41	$(1.01)
Adjustments to cost of sales(1)	$—	$—	$—	$0.03
Adjustments to selling, general and administrative expenses(2)	$0.03	$0.05	$0.04	$1.63
Adjustments to other operating income(3)	$(0.04)	$(0.14)	$(0.22)	$—
Adjustments to finance expense(4)		$0.01	$0.01	$—
Tax on exceptional items	$0.01	$—	$0.02	$(0.25)
Tax adjustments(5)	$—	$(0.29)	$(0.30)	$—
Adjusted basic earnings per share - Non IFRS	$0.93	$0.78	$0.96	$0.40
________________
(1)For 2020, relates to changes in inventory provision estimates due to the adverse impact of the COVID-19 pandemic on our business.

(2)In YTD 2022, the Group recognized $4 million and of exceptional consulting costs in preparation for a potential additional listing of Indivior shares on a major U.S. exchange. In YTD 2021 negotiation with DOJ-related plaintiffs led to a change in the Group’s provision for DOJ-related matters which resulted in a provision release of $18 million and upon conclusion of expert discovery, the Group increased the provision for ANDA Litigation, to $73 million, resulting in an exceptional charge for $24 million. In YTD 2021 the Group incurred an exceptional charge of $1 million related to advisory and legal fees incurred related to the Group’s debt refinancing. In FY 2021, an exceptional benefit of $1 million related to the release of remaining provisions related to a restructuring program that concluded in 2021 initially put in place in 2020 in response to challenges posed by the COVID-19 pandemic. In 2020, adjustments related to costs of the restructuring program and net settlement expenses for DOJ-related matters ($178 million) and RB ($50 million).
(3)In YTD 2022, the Group recognized $5 million of exceptional other income related to a directors’ and officers’ insurance reimbursement claim. In YTD 2021, exceptional benefit recorded relates to the net gain on disposal received from the sale of the disposal of the legacy TEMGESIC/ BUPREX / BUPREXX (buprenorphine) franchise outside of North America to Eumedica Pharmaceuticals AG for $19 million and the proceeds received from the out-licensing of nasal naloxone opioid overdose patents for $1 million. In 2021, adjustments also relate to $12 million of exceptional other income related to a directors’ and officers’ insurance reimbursement claim.
(4)In Q3 2021, the Group wrote-off $1 million of unamortized deferred financing costs due to extinguishment and settlement of the previous term loan.
(5)For 2021, relates to the approval of tax credits by the Internal Revenue Service in relation to development credits for SUBLOCADE claimed for 2014 to 2017 and the tax impact of settlement costs incurred with RB which were recorded in the prior year.

B.Liquidity and Capital Resources
Overview
The Group relies on funding for our operating costs, to support investment in organic growth of the business, for research and development and for corporate expenses. Its sources of funding include cash flows generated by operations and borrowings from banks and other financial institutions. Indivior PLC is a holding company with no direct source of operating income. It is therefore dependent on its capital-raising abilities and dividend payments from its subsidiaries. The ability of companies within the Group to pay dividends and Indivior PLC’s ability to receive distributions from its investments in other entities are subject to restrictions, including, but not limited to, the covenants in our $250 million term loan and the existence of sufficient distributable reserves.
Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe our cash on hand and cash flows from operations will enable us to meet our working capital, capital expenditures and debt service and other funding requirements for the foreseeable future.
As of September 30, 2022, the Group’s gross borrowings under its Term Loan were $247 million, and the Group had $1,035 million of gross liquidity (comprising readily available cash of $821 million and investments of $214 million. The Group has contractual obligations of $792 million mainly comprised of obligations under its Term Loan and undiscounted legal settlement payments and lease liabilities. See “Item 5. Liquidity and Capital Resources—Contractual Obligations.”
Borrowings
See “Item 3.B. Capitalization and Indebtedness” for details relating to our capitalization and indebtedness as at the dates indicated therein.
The table below sets out the current and non-current portion obligation of the Term Loan as presented in the balance sheet as of September 30, 2022 and December 31, 2021:

Term loan (in millions)	Sep 30 2022	Dec 31 2021
Term loan – current	(3)	(3)
Term loan – non-current	(237)	(239)
Total term loan	(240)	(242)
________________
*Total term loan borrowings reflect the principal amount drawn net of debt issuance costs of $7 million (2021: $7 million)

The Term Loan
Certain subsidiaries of Indivior PLC entered into a New York law-governed credit agreement, originally dated as of December 19, 2014, as amended and restated from time to time, most recently by that certain Fourth Amendment dated as of April 27, 2022 (the “Credit Agreement”). The Credit Agreement provides for a $250 million term loan (the “Term Loan”). Certain subsidiaries of Indivior PLC are borrowers under the Credit Agreement and their obligations are guaranteed by the other borrowers and certain other subsidiaries of Indivior PLC. Such guarantees, and the obligations of the borrowers, are secured by substantially all the assets of the borrowers and the guarantors, including a pledge of all of the equity interests of the Borrowers and guarantors and, subject to certain customary exceptions, certain other potential subsidiaries.
The Term Loan has a 1% annual amortization feature with a quarterly payment of $0.625 million, with the remainder of the principal amount of the term loans outstanding on June 30, 2026 to be paid on such date. Interest on the Term Loan is payable on a “Term SOFR Rate” or (other than in the case of loans denominated in currencies other than U.S. dollars) at the “Alternate Base Rate,” plus in each case, a different, applicable margin (see below). The Term SOFR Rate is the published rate, as adjusted to include the agreed credit spread adjustment to account for the recent phase out of the floating rate in the Original Credit Agreement, which was the London Interbank Offered Rate, or "LIBOR" but subject to a floor of 0.75% per annum. The Alternate Base Rate is the rate per annum equal to the highest of (i) the Federal Funds Effective Rate in effect on such day plus 0.50%, (ii) the Adjusted Term SOFR Rate (calculated based upon an interest period of one month) plus 1.00% and (iii) the “Prime Rate,” which is a rate announced publicly by the Administrative Agent as its prime rate. Solely with respect to U.S. dollar denominated term loans, the Alternate Base Rate shall not be less than 1.75%. The Term Loan margin shall be either 5.25% in respect of a Term SOFR Rate loan or (solely with respect to U.S. dollar denominated term loans) 4.25% in respect of an Alternate Base Rate loan.
The Credit Agreement includes an accordion feature such that a minimum of $75 million of additional incremental loans are permitted plus additional further incremental loans up to amounts based on various leverage ratios and subject to various conditions, including as to the absence of certain events of default, accuracy of certain representations and warranties, intercreditor relations, maturity, weighted average life to maturity, prepayments, interest rate margins, borrower identity, guarantors and security and other terms and conditions (including, without limitation, an “MFN” provision providing that the interest rate applicable to any incremental facility or loan must be not more than 50 basis points above the corresponding interest rate applicable to the Term Loan).
The Term Loan is subject to mandatory prepayment in respect of (i) certain non-ordinary course asset dispositions, exchanges or transfers, (ii) proceeds received under any casualty insurance policy or as a result of the taking of assets of any of the borrowers or their restricted subsidiaries pursuant to a condemnation or similar event, in each case above a threshold of $10 million per fiscal year and subject to certain re-investment rights and (iii) the proceeds of certain debt issuances. The Indivior Borrowers are also required, in certain circumstances, to make certain prepayments of Excess Cash Flow (as defined in the Credit Agreement) of the borrowers and their restricted subsidiaries for the fiscal year then ended. The borrower representative under the Credit Agreement has the option to reduce the amount to be paid by the aggregate amounts that have been otherwise prepaid at the option of the Indivior Borrowers or retired and cancelled as a result of certain assignments. The percentage of Excess Cash Flow to be paid is calculated as to 50% of an aggregate principal amount of Excess Cash Flow in the event the Total Leverage Ratio of Net Debt to Consolidated Adjusted EBITDA (each as defined in the Credit Agreement) is in excess of 1.00x. The Excess Cash Flow sweep steps down to (i) 0.25% if Total Leverage Ratio is less than or equal to 1.00x but greater than 0.50x and (ii) 0% if Total Leverage Ratio is less than or equal to 0.50x and the sweep only applies to amounts in excess of $1 million.
Under the Credit Agreement, the borrowers make representations and warranties as well as affirmative covenants and are subject to negative covenants customary for facilities of this nature, including a limitation on disposal of assets, a limitation on mergers and acquisitions and other fundamental changes, limitations on share buybacks and redemptions, dividends and other “restricted payments,” a limitation on further negative pledges, a limitation on indebtedness, a limitation on prepayments and redemptions of certain indebtedness, a limitation on subsidiary distributions, a limitation on liens, sale and lease-back transactions and investments, a restriction on changes to any material line of business (including the business of the restricted subsidiaries of the borrowers), restrictions on modifying the terms of certain debt and general restrictions on the organizational documents and fiscal year of the borrowers. These negative covenants are subject to various carve-outs, grace periods and qualifications and, in some instances, are also applicable to the restricted subsidiaries of the borrowers.
The Credit Agreement contains a minimum liquidity covenant requiring that the borrowers and their restricted subsidiaries not allow liquidity to be less than the greater of $100 million or 50% of the aggregate amount of loans outstanding on the last day of each fiscal quarter with respect to the period of four consecutive fiscal quarters then most recently ended for which financial statements have been delivered (or are required to have been delivered) under the terms of the Credit Agreement.
The Credit Agreement contains customary events of default including non-payment of principal, interest, fees or any other amounts when due, breach of certain covenants or representations, cross event of default and cross acceleration, insolvency and insolvency events, material monetary judgments, pension defaults, material invalidity of guarantees or security, ranking and change of control. In the event of an event of default under the Credit Agreement (and at any time thereafter during the continuance of such event of default) the administrative agent under the Credit Agreement may, and at the request of the lenders shall, terminate the debt facilities and/or demand repayment in full of any borrowings outstanding under the debt facilities, together with accrued interest thereon and all fees and other accrued obligations of the borrowers.
Cash flow
The following table summarizes the principal components of our cash flows for the periods under review:

	For the nine months ended September 30,		For the year ended December 31,
($ in millions)	2022	2021	2021	2020
Net cash inflow/(outflow) from operating activities	14	186	353	(193)
Net cash outflow from investing activities	(221)	(12)	(14)	(4)
Net cash used in financing activities	(72)	(26)	(94)	(10)
Exchange difference on cash and cash equivalents	(2)	(1)	(1)	5
Net increase / (decrease) in and cash equivalents	(281)	147	244	(202)
Net cash provided by operating activities
Net cash provided by operating activities was $14 million in YTD 2022, a decrease of $172 million, or 92%, compared to $186 million in YTD 2021 and includes cash litigation settlement payments of $108 million and surety bond cash collateral returned of $64 million in YTD 2022. Excluding these items, cash generated from operations reflects strong operating profit which was partially offset by the expected unwind of trade payables, higher interest paid on the Group’s term loan and income taxes paid in YTD 2022 as compared to income tax refunds received in YTD 2021.
Net cash provided by operating activities was $353 million in 2021, an increase of $546 million, or 27%, compared to a $193 million use of cash in 2020. The increase was a result of mainly strong 2021 operating profit, timing of government payables, surety bond refund and an exceptional tax refund from the IRS, which was offset by taxes paid, interest paid, and transaction costs paid related to the Group’s debt refinancing. Net cash outflow from operating activities was $193 million in 2020, which reflects the impact of legal settlement expenses incurred and payments made related to the net settlement expenses for DOJ related matters and RB and timing of payments of made on government rebates payables. Legal settlement expenses incurred were one-time in nature and did not occur in 2021 and for the nine months ended September 20, 2022.
Net cash used in investing activities
Net cash used in investing activities was $221 million in YTD 2022, an increase of $209 million, compared to net cash used of $12 million in YTD 2021. Net cash used in investing activities in the current period reflects the net investment in a portfolio of investment-grade debt and treasury securities.
Net cash used in investing activities increased from $4 million in 2020 to $14 million in 2021, which reflects a $30 million payment made to Aelis Farma for an exclusive option and license agreement to develop its leading compound (AEF0117) targeting cannabis use disorders, partially offset by proceeds received from the sale of the legacy TEMGESIC / BUPREX / BUPREXX (buprenorphine) franchise outside of North America.
Net cash used in financing activities
Net cash used in financing activities increased by $46 million, from $26 million in YTD 2021 to $72 million in YTD 2022. Net cash used in financing activities in the current period reflects an increase in payments made for the Group’s share repurchase program.
Net cash used in financing activities increased by $84 million, from $10 million in 2020 to $94 million in 2021 which reflects payments made for the Group’s share repurchase program and principal lease payments which were partially offset by the gross proceeds received upon refinancing of the Group’s term loan.
Capital Expenditure
The Group’s capital expenditures for 2020, 2021 and the nine months ended September 30, 2022 were $4 million, $4 million and $4 million, respectively. These capital expenditures, were primarily for equipment used in the manufacture of our products, and were made primarily in the U.K. The Group funded these expenditures from its existing cash balances.
Purchase of intangible assets for 2020, 2021 and the nine months ended September 30, 2022 were $nil, $30 million, and $nil, respectively. In 2021, the intangible assets purchase of $30 million reflects a payment made to Aelis Farma for an exclusive option and license agreement to develop its leading compound (AEF0117) targeting cannabis use disorders. This molecule is in late-stage phase 2b clinical development in the U.S. The Group funded this asset purchase from its existing cash balances.

Capital Expenditures	For the nine months ended September 30,		For the year ended December 31,
($ in millions)	2022	2021	2021	2020
Purchases of property, plant and equipment	4	2	4	4
Purchases of intangible assets	—	30	30	—
Total	4	32	34	4

Contractual Obligations
The table below sets forth the Group’s anticipated contractual cash flows including bank borrowings, legal settlement payments and lease liabilities on an undiscounted basis as of September 30, 2022:

	Total	1 year or less	2-5 years	More than 5 years
($ in millions)	As at September 30, 2022
Borrowings	247	3	244	—
DOJ Resolution	450	50	200	200
RB Settlement	32	8	24	—
Lease liabilities	41	9	26	6
ANDA Settlement	22	10	12	—
Total	792	80	506	206
CVR Agreement
In connection with the pending acquisition of Opiant, a subsidiary of Indivior has agreed to issue Contingent Value Rights to the stockholders of Opiant at the closing of the Merger. Each CVR represents the obligation of Indivior Inc. to pay the following Milestone Payments, in cash, without interest thereon and less any applicable withholding taxes, payable as specified upon the achievement of the following milestones (each, a “Milestone”):
•During the period beginning with the first commercial sale of certain of Opiant’s products (provided that if the first commercial sale occurs less than 45 days prior to the end of a calendar quarter, then the period beginning with the first day of the first calendar quarter immediately following the quarter in which the first commercial sale occurred) and ending on the seventh anniversary of the beginning of such period:
◦$2.00 per CVR, upon the first achievement in any four consecutive calendar quarters of worldwide Net Sales (as defined in the CVR Agreement) with respect to certain of Opiant’s products exceeding $225,000,000 (the “200M Annual Net Sales Milestone”);
◦$2.00 per CVR, upon the first achievement in any four consecutive calendar quarters of worldwide Net Sales (as defined in the CVR Agreement) with respect to certain of Opiant’s products exceeding $300,000,000;
◦$2.00 per CVR, upon the first achievement in any four consecutive calendar quarters of worldwide Net Sales (as defined in the CVR Agreement) with respect to certain of Opiant’s products exceeding $325,000,000; and
•During the period beginning with the first commercial sale of certain of Opiant’s products (provided that if the first commercial sale occurs less than 45 days prior to the end of a calendar quarter, then the period beginning with the first day of the first calendar quarter immediately following the quarter in which the first commercial sale occurred) and ending on the third anniversary of the beginning of such period, $2.00 per CVR, upon the achievement of worldwide Net Sales (as defined in the CVR Agreement) with respect to certain of Opiant’s products exceeding $250,000,000.
We estimate total potential payments to be up to an additional $68 million over a period of up to 7 years from the date of the first commercial sales of a new Olive product. Until the earlier of (a) the 7th anniversary of the closing of the merger and (b) the achievement of U.S. commercial launch, Indivior Inc., shall and shall cause its affiliates to use their commercially reasonable efforts to develop and seek FDA approval for OPNT003 and following receipt of approval to achieve U.S. commercial launch. However, there is no requirement that Indivior Inc. or its affiliates undertake any level of efforts, or employ any level of resources, to develop, market or commercialize certain of Opiant’s products after U.S. commercial launch. Additionally, neither Indivior Inc. nor its affiliates are required to conduct or commit to conduct, any additional clinical, safety or efficacy studies in connection with obtaining regulatory approvals of OPNT003. The CVR Agreement has been filed as Exhibit 4.21 to this Registration Statement.
C.Research and Development Expenses, Patents and Licenses, etc.
See “Item 4.B.—Intellectual Property,” “Item 4.B.—Research and Development,” and “Item 5. Operating and Financial Review and Prospects
D.Trend Information
For a discussion of trend information, see “Item 5.A.— Operating Results—Key factors affecting results of operations.”
E.Critical Accounting Estimates
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The preparation of the financial statements requires Management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts. Our most significant accounting estimates, set out in Note 2 “Basis of Preparation” included in “Item 18. Financial Statements—Audited Consolidated Financial Statements,” include a description of the estimates, assumptions and judgements applied in the preparation of the consolidated financial statements of the Group.
Given the uncertainties inherent in our business activities, we must make certain estimates and assumptions that require difficult, subjective and complex judgments. These estimates are based on the Group’s knowledge of the amount, events, or actions considering history and expectations of future outcomes. Estimates and underlying assumptions are reviewed on an ongoing basis. Because of uncertainties inherent in such judgments, actual outcomes and results may differ from our assumptions and estimates, which could materially affect the Group’s consolidated financial statements. Application of the following accounting policies requires certain assumptions and estimates that have the potential for the most significant impact on our consolidated financial statements. Management believes that the estimation uncertainties included within each policy did not have or are not reasonably likely to have a material impact on the Group’s financial condition but could be material to the results of operations or cash flows in a given period. Revisions to the following estimates are recognized prospectively.
•Provisions for rebates, discounts and returns
•Litigation and IP related claims
•Impairment of intangible assets
The Group also reviewed and assessed the ongoing impact of the COVID-19 pandemic on key business practices and further evaluated estimates used in judgmental accounting positions. This review focused on inventory obsolescence, impact on cash flow (going concern), impairment of intangible assets, impairment of fixed assets and expected credit loss provisions for trade receivables.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth the names and positions of the members of our Board as of the date of this registration statement. Except as otherwise indicated, the business address of each of the directors is 234 Bath Road, Slough, Berkshire SL1 4EE, United Kingdom.
There are no familial relationships between any director, executive officer, or person nominated or chosen by the Group to become a director or executive officer.

Name	Position	Director Since	Term Expires
Graham Hetherington	Chair	Nov. 2019	Nov. 2023
Mark Crossley	Chief Executive Officer and Executive Director	Feb. 2017	(1)
Ryan Preblick	Chief Financial Officer and Executive Director	Nov. 2020	(1)
Daniel J. Phelan	Senior Independent Director; Designated Non-Executive Director for Workforce Engagement	Nov. 2014	Nov. 2023
Peter Bains	Independent Non-Executive Director	Aug. 2019	Jul. 2025
Jerome Lande	Non-Executive Director	Mar. 2021	Dec. 2023
Joanna Le Couilliard	Independent Non-Executive Director	Mar. 2021	Mar. 2024
Dr. A. Thomas McLellan, Ph.D.	Independent Non-Executive Director	Nov. 2014	Nov. 2023
Lorna Parker	Independent Non-Executive Director	Nov. 2014	Nov. 2023
Barbara Ryan	Independent Non-Executive Director	Jun. 2022	Jun. 2024
Mark Stejbach	Independent Non-Executive Director	Mar. 2021	Mar. 2024
Juliet Thompson	Independent Non-Executive Director	Mar. 2021	Mar. 2024
________________
(1)Per their employment with the Group, Messrs. Crossley and Preblick serve at the request of the Board and may be removed at any time. Their business address is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA, 23235, United States.
Graham Hetherington, age 63, has served as Chair of the Board since November 2020 and as a non-executive director since November 2019. Mr. Hetherington brings substantial financial and industry experience to the Board having served as the Chief Financial Officer of two FTSE 100 companies. He has a wide knowledge of international financial management and planning, including M&A and audit and risk management, coupled with an in-depth understanding of the U.S. market. Mr. Hetherington was previously Chief Financial Officer of Shire PLC, a global pharmaceutical company, from 2008 until 2014, Chief Financial Officer of Bacardi and Company between 2007-08 and Chief Financial Officer of Allied Domecq plc from 1999 to 2005. Mr. Hetherington was chair of the Audit Committee of BTG plc, a global healthcare company, from 2016 to 2019 and senior independent director of BTG plc from 2017 to 2019. Mr. Hetherington is a Fellow of the Chartered Institute of Management Accountants.
Mark Crossley, age 53, has been Chief Executive Officer since June 2020. He joined the Group in 2012 as the Global Finance Director with responsibilities for finance, information systems and procurement. He was appointed Chief Strategy Officer in October 2014. Mr. Crossley was appointed to the Board in February 2017 and served as Chief Financial Officer from 2017 to 2019. He was appointed Chief Financial and Operations Officer in July 2019, with oversight of the finance, information technology, manufacturing, supply, quality and procurement functions. Prior to joining Indivior, Mr. Crossley spent 13 years at Procter & Gamble in various finance leadership roles including Corporate Portfolio, Strategic and Business Planning (Female Beauty), as well as multiple roles in Corporate Treasury and its Baby Care division. He also enjoyed an eight-year career with various operational and staff assignments in the U.S.

Coast Guard. Mr. Crossley graduated from the U.S. Coast Guard Academy with a BS in Management and Economics and received an MBA from Boston College.
Ryan Preblick, age 46, was appointed Chief Financial Officer and executive director in November 2020, having served as Interim Chief Financial Officer since June 2020. Mr. Preblick has been in a financial leadership capacity since joining Indivior in 2012. Prior to his appointment as Interim Chief Financial Officer in June 2020, Mr. Preblick was Senior Vice President, Global Finance and Commercial Operations. This included overseeing all key financial management, analysis and reporting elements of the Group’s global business. Prior to that, he was Vice President, U.S. Finance with responsibility overseeing all financial aspects of the U.S. business, the Group’s largest business, including management, planning, analysis and reporting, government pricing and managed care contracting operations. Mr. Preblick joined Indivior as U.S. Commercial Controller in 2012. Mr. Preblick began his career in corporate finance at Honeywell International and then spent twelve years at Altria Company (including Phillip Morris USA) in finance leadership roles of increasing responsibility working with Treasury, Financial Planning & Analysis, Market Analytics, Supply Chain and Brand Decision Support. Mr. Preblick holds a BS in Finance from Penn State University and an MBA from the University of Richmond.
Daniel J. Phelan, age 73, has served as an independent non-executive director since November 2014. Mr. Phelan retired from GlaxoSmithKline plc in December 2012 after 31 years, during which time he was an adviser to three chief executives and a member of the Corporate Executive Team. Prior to his retirement, he was Chief of Staff with global responsibility for Corporate Strategy and Development, Human Resources, Information Technology, Real Estate and Facilities, Environmental, Health and Safety, and Security. Before that, he was Senior Vice-President, Human Resources for fourteen years. Mr. Phelan previously served from 2006 to 2022 as a member of the board of directors of TE Connectivity Ltd. (NYSE: TEL) (formerly Tyco Electronics Ltd.), was a member of the Health Care and Life Sciences Advisory Board of Computer Sciences Corporation from 2013 to 2015 and served on the Advisory Board of RiseSmart, Inc. from 2012 to 2016. He was also a member of the Board of Trustees of Rutgers University from 2013 to 2017. Mr. Phelan is a graduate of Rutgers College and holds a Master’s degree from The Ohio State University and a Law degree from Rutgers University School of Law. He is admitted to practice law in New Jersey and Pennsylvania. Mr. Phelan previously served as an officer on active duty and in the reserves of the U.S. Army Medical Service Corps. He has published on CEO succession planning and onboarding and public sector collective bargaining. Mr. Phelan will retire from the Board on September 30, 2023.
Peter Bains, age 65, has served as an independent non-executive director since August 2019. He currently serves as Chief Business Officer of MiNA Therapeutics Limited, a private company focused on the development of RNA activation therapeutics. Mr. Bains is Non-Executive Chair of ILC Therapeutics, a private UK-based biotechnology company and pioneer in the discovery and development of interferon drugs, and a non-executive director of Apterna Limited. Mr. Bains has over three decades of experience in the biotech and pharmaceutical industry, including a 23-year career at GlaxoSmithKline, where he held numerous senior operational and strategic roles. He also served as the Chief Executive Officer of Sosei Group Corporation, a Tokyo-listed biotech company, from 2010 to 2018, and as the Chief Executive Officer of Syngene International, which he successfully took public on the Mumbai Exchange, from 2010 to 2016. Mr. Bains previously served as a member of the board of directors of Mereo BioPharma Group plc (NASDAQ: MREO), a public global biopharmaceutical company focused on innovative therapeutics in both oncology and rare diseases, from 2015 to 2021. Mr. Bains has a BSc Combined (Honours) in Physiology/Zoology from Sheffield University.
Jerome Lande, age 46, has served as a non-executive director since March 2021. Mr. Lande has over 20 years of experience as a professional investor, including substantial investing in medical device, pharmaceutical and healthcare services companies. He currently serves as Head of Special Situations investments at Scopia Capital Management. Mr. Lande co-founded Coppersmith Capital Management, where he was managing partner and portfolio manager until it combined with Scopia in 2016. Prior to co-founding Coppersmith, Mr. Lande was a partner of MCM Capital Management, LLC, the general partner of MMI Investments, LP, a small-cap investment fund founded in 1996 to employ private equity investing methodologies in public equities, and where Mr. Lande oversaw research, trading, and activism from 1998 to 2011. During that time, he was also associated with MCM’s private equity investments wherein he was directly involved with corporate development as well as equity growth. Mr. Lande is a member of the board of directors and of the compensation committee and chair of the strategy committee of CONMED Corporation (NYSE: CNMD), a public global medical technology company. Mr. Lande is also a member of the board of directors and of the audit/finance committee of Itron, Inc. (NASDAQ: ITRI), a public global technology company that offers products and services on energy and water resource management. He previously served as a member of the board of directors of Forest City Realty Trust, Inc. (NYSE: FCE/A), a public national real estate company. Mr. Lande holds a B.A. from Cornell University.
Mr. Lande became a non-executive director in connection with the Relationship Agreement between the Group and Scopia.
Joanna Le Couilliard, age 59, has served as an independent non-executive director since March 2021. Ms. Le Couilliard is a healthcare industry veteran with 25 years of healthcare management experience gained in Europe, the U.S. and Asia. Much of her career has been in pharmaceuticals at GlaxoSmithKline where, amongst other roles, she headed the U.S. vaccines business and Asia Pacific Pharmaceuticals business and led a program to modernize the commercial model. Ms. Le Couilliard was previously Chief Operating Officer at the BMI group of private hospitals in the UK. She currently serves as a non-executive director and chair of the Audit and Risk Committee at Niox Group PLC (previously Circassia Group plc), as a non-executive director and chair of the Remuneration Committee at Alliance Pharma plc, and as a non-executive director at the Italian-listed pharmaceutical company Recordati S.p.A., where she is also chair of the Remuneration and Nominations Committee. Ms. Le Couilliard has previously served as a non-executive director at Frimley Park NHS Foundation Trust in the UK, at Cello Health PLC and at the Duke NUS Medical School in Singapore. Ms. Le Couilliard is a Chartered Accountant holding an ACA from the Association of Chartered Accountants and holds a Masters in Natural Sciences from the University of Cambridge.
Dr. A. Thomas McLellan, Ph.D., age 74, has served as an independent non-executive director since November 2014. He has been a career researcher for over 40 years with the Treatment Research Institute (which he co-founded in 1992) and the University of Pennsylvania. In his career, Dr. McLellan has published over 600 articles and chapters on addiction research. He has received several awards including Life Achievement Awards from the American, Swedish, Italian and British Societies of Addiction Medicine and from the American Public Health Association in 2010. Between 2009 and 2011, Dr. McLellan was unanimously confirmed by the U.S. Senate to serve as Deputy Director of the White House Office of National Drug Control Policy, where he was one of the principal authors of the President’s National Drug Control Strategy. Dr. McLellan holds a BA from Colgate University and his MS and PhD from Bryn Mawr College. He received postgraduate training in psychology at The University of Oxford.
Lorna Parker, age 63, has served as an independent non-executive director since November 2014 and was Chair of the Nominations and Governance Committee from 2016 to 2020. She has over 26 years of executive search, management assessment and board consulting experience, and UK-listed company experience and provides strong leadership on governance matters including succession planning. Ms. Parker is currently an advisory partner at Manchester Square Partners, where she conducts board effectiveness reviews for FTSE 100 companies. She is also currently a supervisory board member of PAI Partners SAS, a trustee of the Royal Horticultural Society, and a trustee of the National Opera Studio. Previously, Ms. Parker served as a Senior Advisor at CVC Capital Partners from 2016 to 2021, director of Future Academies from 2014 to 2017, and Senior Advisor at BC Partners from 2008 to 2016. She was a partner from 1989 to 2008 at Spencer Stuart, where she led the private equity practice across Europe and the legal search practice group. Ms. Parker has an MA in Economics from Cambridge University and an MBA from Stanford Business School, where she was a Harkness Fellow. Ms. Parker will retire from the Board on September 30, 2023.
Barbara Ryan, age 62, has served as an independent non-executive director since June 2022. Ms. Ryan was a Wall Street sell-side research analyst covering the U.S. Large Cap Pharmaceutical Industry for more than 30 years before founding Barbara Ryan Advisors, a capital markets and communications firm, in 2012. She has deep experience in equity and debt financings, M&A, valuation, SEC reporting, financial analysis and corporate strategy across a broad range of life sciences companies. Ms. Ryan is also the Founder of Fabulous Pharma Females, a non-profit organization whose mission is to advance women in the biopharma industry. She is a Senior Advisor at Ernst & Young and is currently a non-executive director of INVO Bioscience, Inc. (NASDAQ: INVO), serving as a member of the Audit, Compensation, and Nominating and Governance Committees, and MiNK Therapeutics, Inc. (NASDAQ: INKT), serving as the chair of the Audit Committee and as a member of the Compensation Committee.
Mark Stejbach, age 59, has served as an independent non-executive director since March 2021. Mr. Stejbach has over 30 years of experience in biotech and pharmaceuticals, including senior roles in a broad range of commercial functions including marketing, sales, economic affairs, managed care and finance. Mr. Stejbach most recently served as Senior Vice President and Chief Commercial Officer at Alkermes, plc, a publicly traded global biopharmaceutical company, where he was responsible for building sales of Vivitrol from approximately $40 million to approximately $300 million. Prior to his role at Alkermes, Mr. Stejbach served as the Chief Commercial Officer at Tengion, Inc. from 2008 to 2012, and previously held senior positions at Merck and Biogen. He served as a non-executive director on the board of Flexion Therapeutics, Inc. (NASDAQ: FLXN) from 2016 until its acquisition in 2021. Flexion marketed a “buy-and-bill” long-acting injectable for the treatment of osteoarthritis. He also previously served as Senior Commercial Advisor to EIP Pharma Inc., a private company advancing CNS-focused therapeutics to benefit patients with neurodegenerative diseases. Mr. Stejbach holds an MBA from the Wharton School, University of Pennsylvania and a BS in mathematics from Virginia Tech.
Juliet Thompson, age 56, has served as an independent non-executive director since March 2021. Ms. Thompson has over 30 years of finance, banking and board experience with significant focus in the healthcare sector. Ms. Thompson is a proven FTSE 250 audit chair and a former investment banker who has spent her career advising pharmaceutical companies. She played a leading role in setting up Code Securities, which was acquired by Nomura (becoming Nomura Code) but remained independent. At Nomura Code, Ms. Thompson advised companies in the healthcare and clean tech sectors on their financing and strategic options. She worked on over 50 transactions including IPO’s, secondary offerings, private placements and M&A. As Nomura Code was devolved, she joined Stifel with a team from Nomura Code to head up the life sciences and clean tech teams where she advised CEOs and CFOs in the healthcare sector. Since retiring, Ms. Thompson has built a diverse portfolio; she currently chairs the Audit Committee of Novacyt and is also a non-executive director of Organox. She previously served on the board of GI Dynamics, a Boston-based medical device company developing products for patients with type 2 diabetes and obesity. Ms. Thompson holds a BSc in Economics from the University of Bristol and is a Chartered Accountant holding an ACA from the Association of Chartered Certified Accountants.
Agreement with Significant Shareholder
The Group entered into an agreement titled Relationship Agreement with Scopia Capital Management LP (“Scopia”) on March 24, 2021 (as further amended on July 7, 2022) (the “Relationship Agreement”). In recognition of Scopia’s ownership of approximately 16.9% of the Group’s shares as at March 24, 2021, the Group agreed to appoint Jerome Lande as a Representative Director. Scopia agreed to certain standstill provisions (for example to vote on ordinary course resolutions in accordance with the Board’s recommendation).
The parties amended the Relationship Agreement on July 7, 2022 and further agreed that Scopia would not exercise voting rights in excess of 10% of the outstanding shares. The Relationship Agreement, as amended, is filed as Exhibit 4.2 to this Registration Statement.
The Relationship Agreement, as amended, terminates upon the earlier of (i) December 31, 2023, (ii) the date on which Scopia publicly discloses that it has ceased to hold directly or indirectly at least five per cent of the issued share capital of the Group, or (iii) in certain circumstances, and only in the event that

Mr. Lande has resigned from the Board, a specified date to be calculated with reference to the date of the 2023 AGM.
Senior Management
The following table sets forth the names and positions of the members of our Senior Management team as of the date of this registration statement. Except as otherwise indicated, the business address for each member of our Senior Management is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA, 23235, United States.

Name	Position
Mark Crossley	Chief Executive Officer
Ryan Preblick	Chief Financial Officer
Jeff Burris	Chief Legal Officer
Cindy Cetani	Chief Integrity and Compliance Officer
Nina DeLorenzo	Chief Global Impact Officer
Jon Fogle	Chief Human Resources Officer
Christian Heidbreder	Chief Scientific Officer
Kathryn Hudson (1)	Company Secretary
Richard Simkin	Chief Strategy and Commercial Officer
Hillel West (1)	Chief Manufacturing and Supply Officer
________________
(1)The business address for Ms. Hudson and Mr. West is 234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom.
Mark Crossley—Chief Executive Officer. See biography at page 125.
Ryan Preblick—Chief Financial Officer. See biography at page 126.
Jeff Burris, age 51, was appointed Chief Legal Officer in December 2021. He brings 25 years of extensive legal, life sciences and public company experience to Indivior, including over 14 years as the head of the legal function at various life sciences companies. Mr. Burris joined Indivior from Arbor Pharmaceuticals where he was Vice President, General Counsel, Chief Compliance Officer and Secretary from October 2018 to October 2021. Prior to that he was Vice President, General Counsel, Chief Compliance Officer and Secretary at Alimera Sciences, a publicly traded pharmaceutical company, from April 2015 to September 2018 and Vice President, General Counsel and Chief Compliance Officer at CryoLife, a publicly traded biotechnology company, from February 2008 to August 2014. Jeff started his career in the corporate law group at Arnall Golden Gregory LLP focused on mergers, acquisitions, divestitures, contracting and licensing work. He then moved in-house to Waste Management, where he was Senior Counsel focused primarily on acquisitions and divestitures of Waste Management’s Southern Group. Mr. Burris holds a BA in History and Economics from the University of Tennessee and a JD from The University of Chicago Law School.
Cindy Cetani, age 57, was appointed as Chief Integrity & Compliance Officer for Indivior in October 2018. Ms. Cetani brings to Indivior 35 years of U.S. and global leadership predominantly in the pharmaceutical industry, with a diversity of cross-industry experience spanning life and health insurance. Ms. Cetani joined Indivior in 2018 from Novartis Pharmaceuticals Corp. (Novartis) where she served as Head of Compliance Operations, Group Integrity and Compliance at the Novartis headquarters in Basel, Switzerland. Prior to that role, she served as Chief Compliance Officer and U.S. Country Compliance Head and was responsible for administration of Novartis’ U.S. compliance program and negotiation, implementation of, and compliance with Novartis’ 5-year Corporate Integrity Agreement with the Department of Health and Human Services Office of Inspector General, and was a member of the executive committee and global and international compliance leadership teams. Before joining Novartis in 2003, Ms. Cetani was Director of Operations, Managed Markets at Pharmacia, led Advertising

Compliance for Prudential Healthcare, and held various managerial roles at U.S. life insurance and mutual benefit life insurance companies. Ms. Cetani is a Licensed Professional of Ethics and Compliance, and holds a BS, Commerce, Finance – Magna Cum Laude from Rider College.
Nina DeLorenzo, age 50, was appointed Chief Global Impact Officer in May 2022. She brings over 25 years of public affairs, communications, policy, and government affairs experience to Indivior. Immediately prior to joining Indivior, Ms. DeLorenzo was Senior Vice President of Global Communications and Public Affairs for Emergent BioSolutions from March 2020 to May 2022 where she led all aspects of corporate communications and was also responsible for citizenship, philanthropy, and third-party alliance building. Ms. DeLorenzo’s previous experience also includes overseeing operations and engagement for a global organization of 450 external affairs professionals at Sanofi in Paris; leading international government affairs and other public policy functions at AbbVie; and in various senior government and public affairs roles at Pfizer Inc., Schering-Plough Corp. (now Merck), and the Pharmaceutical Research and Manufacturers of America (PhRMA). Prior to starting her career path in the pharmaceutical industry, Ms. DeLorenzo served in the administration of President George W. Bush, working in the White House Coalition Information Center at the outset of the war on terror; served in the Bureau of International Information Programs at the U.S. Department of State; and also worked in the U.S. Senate and on political campaigns. Ms. DeLorenzo obtained her BA in government and international relations from the University of Notre Dame and her master’s degree in international relations from the University of Chicago.
Jon Fogle, age 52, was appointed Chief Human Resources Officer for the Group in October 2014. Prior to joining Indivior, Mr. Fogle worked at Reckitt Benckiser (RB), having joined RB as Human Resources Director for the U.S. in 2007. In 2010, he was promoted to Global Human Resources Director, and, under his leadership, RB grew from just over 200 employees in three countries to more than 900 employees in 39 countries. Working with the entire leadership team, Mr. Fogle fostered a strong commitment to developing both RB’s culture and talent. Prior to joining RB, he was Senior Vice President of Human Resources, North America for Capmark Finance (formerly GMAC Commercial Mortgage). Mr. Fogle holds a BS in psychology from Ursinus College and is a Society for Human Resource Management (SHRM) Senior Certified Professional.
Dr. Christian Heidbreder, age 59, has served as Chief Scientific Officer since December 2014. Dr. Heidbreder combines 25 years of leadership experience in the neurosciences spanning the academic, governmental, and industrial sectors across Europe and the U.S. During his career, he has published over 350 peer-reviewed scientific publications, reviews, book chapters, and published conference proceedings. Dr. Heidbreder began his career as a researcher at the National Institute on Drug Abuse in Baltimore, at Princeton University, and at the Swiss Federal Institute of Technology in Zürich. He subsequently held positions of increasing responsibility at SmithKline-Beecham Limited’s Neuroscience Department in Harlow, GlaxoSmithKline plc’s R&D Centre of Excellence for Drug Discovery in Psychiatry in Verona, and Altria Client Services Inc.’s Health Sciences Department in Richmond, Virginia. Dr. Heidbreder was appointed Global R&D Director at Reckitt Benckiser Pharmaceuticals Inc. in 2009 with a remit to lead global strategies to drive the development of new pharmacotherapies in the area of addiction and related co-morbidities. Dr. Heidbreder holds BA, MA, and PhD degrees from the University of Louvain and a Certificate in Strategic Innovation from the Wharton Business School, and is an Affiliate Professor in the Department of Pharmacology & Toxicology of the Virginia Commonwealth University School of Medicine.
Kathryn Hudson, age 48, has served as Company Secretary since June 2015. Ms. Hudson is a Chartered Secretary who has over twenty years of experience working for UK-listed companies. Prior to joining Indivior, she was Company Secretary of Kingfisher plc, a constituent of the FTSE 100 and one of Europe’s largest retailers, Deputy Company Secretary of Burberry Group plc, the FTSE 100 global luxury goods group, and Deputy Company Secretary of ICAP PLC, a FTSE 100 Interdealer Broker. Ms. Hudson is a fellow of the Chartered Governance Institute.

Richard Simkin, age 52, has served as Chief Commercial Officer since January 2015. He began his career with Reckitt Benckiser plc (formerly Reckitt & Colman plc) (RBP) in 1987 and held various roles in operations, sales and marketing with increasing responsibility. Prior to his role with RBP, Mr. Simkin held the position of Global Category Director for one of the core categories within the Reckitt Benckiser Group (RBG) where he was responsible for driving strategy and new product development. He also held a number of general manager positions within the RBG, including as General Manager, Portugal beginning in 2008. In 2012, Mr. Simkin was appointed President, North America of Reckitt Benckiser Pharmaceuticals Inc. (RBPI) and moved to the U.S. where he led the U.S. and Canadian teams in introducing market competition and preparing pre-launch activities related to RBPI’s product pipeline. Mr. Simkin holds an MBA from the University of Lincoln (formerly the University of Lincolnshire and Humberside).
Hillel West, age 54, was appointed Chief Manufacturing and Supply Officer in February 2020. Mr. West has more than 25 years of experience in operations management, strategy and business development across the U.S., Europe, Asia-Pacific and emerging markets. He joined Indivior from Teva Pharmaceuticals where he held roles of increasing responsibility over his 14-year tenure including Head of Specialty Medicines Supply, Head of Global Supply Chain and Operations Strategy, and Vice President – Integration and Separation Management. Previously, he was a senior director at PwC Management Consulting for 9 years in New York, Israel and the Czech Republic, partnering with a number of U.S. Fortune 500 CPG, Food and Pharma manufacturers leading engagements in supply chain strategy, organizational and process transformation. Mr. West holds a Bachelor of Chemical Engineering (Hons) from Monash University, Australia and an MBA from Columbia University.

B.Compensation
Total Compensation for the Chair and Non-Executive Directors
The table below sets out the total remuneration received by the Chair and the Non-Executive Directors for the year ended December 31, 2021.

2021(1)
’000
Graham Hetherington	£275.0
Peter Bains	£85.0
Jerome Lande (2)	$83.7
Joanna Le Couilliard (2)	£58.0
A. Thomas McLellan	$108.3
Lorna Parker	£78.3
Daniel J. Phelan	$141.1
Mark Stejbach (2)	$83.7
Juliet Thompson (2)	£64.3
Former Non-Executive Director Daniel Tassé (3)	$52.9
__________________
(1)The amounts include fees and benefits. Fees are paid in their local currency. Since 2016, a fixed exchange rate (GB£1:U.S.$1.4434) has been applied to translate pounds Sterling into U.S. dollars, effectively setting fees at that time, on both a UK and U.S. basis. Benefits comprise the grossed-up cost of providing professional support for the completion of UK tax returns for U.S. tax residents; these costs were translated to U.S. dollars using the average exchange rate for 2020 (GB£1:U.S.$1.2833). As a result of the COVID-19 pandemic, the U.S.-based Non-Executive Directors did not travel to the UK in the 2020/21 tax year, and consequently did not incur a UK tax liability.
(2)Jerome Lande, Joanna Le Couilliard, Juliet Thompson and Mark Stejbach were appointed as Non-Executive Directors of the Group on March 24, 2021. The fee shown for 2021 is from the date of appointment to December 31, 2021.

(3)Daniel Tassé stepped down from the Board on May 6, 2021. The fee shown for 2021 is for the period from January 1, 2021 to May 6, 2021.
Compensation of Executive Directors and Senior Managers
The table below sets forth the remuneration of the Executive Directors and Senior Managers for the financial year ended December 31, 2021.

	Mark Crossley $’000		Ryan Preblick $’000		All Other Senior Managers Combined $’000
Fixed Pay
Base Salary	775.0		480.0		2,927.5
Taxable Benefits (1)	53.7		51.5		618.3
Retirement Benefits (2)	20.8		17.9		247.2
Total Fixed Pay	849.5		549.4		3,793.0

Variable Pay
Annual Incentive Plan (AIP) (3)	1,371.8		509.8		2,882.3
Long Term Incentive Plan (LTIP)	2,888.7	(4)	198.0	(5)	10,039.1	(6)
Total Variable Pay	4,260.4		707.6		12,921.4
Total Pay	5,109.9		1,257.0		16,714.4
_____________
(1)Taxable benefits consist primarily of healthcare, car allowance, life and disability insurance and professional support for the completion of U.S. and UK tax returns. Taxable benefits included a car allowance ($19,500) and premiums for medical coverage ($16,549 for Mark Crossley and $25,550 for Ryan Preblick).
(2)Executive Directors and Senior Managers may receive contributions into a defined contribution plan, a cash allowance, pension benefits in the form of company profit-sharing or matching contributions into the U.S. qualified 401(k) plan or a combination thereof. Profit-sharing contributions were suspended from January 1, 2021 to September 30, 2021 for all U.S. employees, including Mark Crossley, Ryan Preblick and our Senior Managers in the U.S., as part of certain cost initiatives implemented in response to the COVID-19 pandemic. In the period between October 1, 2021 and December 31, 2021, Mark Crossley received profit-sharing contributions of $7,750 (4% of base salary) and matching contributions of $13,050 (75% on elected deferrals up to 4.5% of base salary) to his 401(k) plan account. Ryan Preblick received profit-sharing contributions of $4,800 (4% of base salary) and matching contributions of $13,050 (75% on elected deferrals up to 4.5% of base salary) to his 401(k) plan account.
(3)The maximum Annual Incentive Plan (“AIP”) opportunity for the Chief Executive Officer is 200% of his base salary. The maximum AIP opportunity for the Chief Financial Officer is 120% of his base salary. The maximum AIP opportunity for our Senior Managers ranges from 90% to 140% of their base salary. For our Executive Directors, the AIP is paid 75% in cash, with the remaining 25% deferred into conditional shares for two years under the Group’s Deferred Bonus Plan. See “Deferred Bonus Plan 2018 (“DBP”)”, beginning on page 142. For Senior Managers, the AIP is paid in cash. For fiscal year, 2021, the Remuneration Committee set performance targets in the context of the business plan for 2021 and taking account of external forecasts. These targets were set by reference to the key strategic drivers for the business: global net revenues for SUBLOCADE and U.S. net revenues for PERSERIS, weighted 80%/20% respectively. For threshold performance 12.5% of the maximum bonus would be paid, for target performance 50% of the maximum bonus would be paid, and 100% of the maximum bonus would be paid for the delivery of exceptional performance significantly above both internal and external expectations. Achievement of the performance targets is calculated on a straight-line basis between threshold and target, and between target and maximum. Overall performance resulted in a formulaic payout of 88.5% of maximum.
(4)The LTIP awards granted to Mark Crossley in March 2019 and August 2019 vested on March 5, 2022 and will be released at the end of the two-year post-vesting holding period. The value of the award has been estimated based on the number of shares vesting (166,123) at the mid-market closing price of Indivior shares on December 31, 2021 (£12.85), and converted to U.S. dollars using the GBP/U.S.$ exchange rate on December 31, 2021 (GB£1:U.S.$1.3532).
(5)The LTIP award granted to Ryan Preblick in March 2019 vested on March 5, 2022. The value of the award has been estimated based on the number of shares vesting (11,379) at the mid-market closing price of Indivior shares on December 31, 2021 (£12.85) and converted to U.S. dollars using the GBP/U.S.$ exchange rate on December 31, 2021 (GB£1:U.S.$1.3532).
(6)The value of the awards has been estimated based on the number of shares vesting (577,335) at the mid-market closing price of Indivior shares on December 31, 2021 (£12.85) and converted to U.S. dollars using the GBP/U.S.$ exchange rate on December 31, 2021 (GB£1:U.S.$1.3532).

Annual Incentive Plan (“AIP”)
In addition to base salary, an annual bonus opportunity exists for all employees, including the Executive Directors and Senior Managers. The maximum AIP opportunity for the Chief Executive Officer is 200% of his base salary. The maximum AIP opportunity for the Chief Financial Officer is 120% of his base salary. The maximum AIP opportunity for our Senior Managers ranges from 90% to 140% of their base salary. For our Executive Directors (the Chief Executive Officer and Chief Financial Officer), the AIP is paid 75% in cash, with the remaining 25% deferred into conditional shares for two years under the Group’s Deferred Bonus Plan. See “The Deferred Bonus Plan 2018 (“DBP”)”, beginning on page 142. For Senior Managers, the AIP is paid in cash.
Performance measures under the AIP are designed to align to the key strategic drivers for the year ahead and are developed alongside the Group’s annual financial plans. The Remuneration Committee has discretion to adjust the formulaic bonus outcomes both upward and downward (including to zero) to ensure alignment of pay with the underlying performance of the Group, e.g. in the event performance is impacted by unforeseen circumstances outside Management control.
As a result of the COVID-19 pandemic, the Executive Directors and members of the Executive Committee agreed to forego any bonus payment for 2020 under the AIP and consequently there was no bonus deferral in 2021 in respect of the 2020 financial year.
For the 2021 financial year, the Remuneration Committee set performance targets in the context of the business plan for 2021 and taking account of external forecasts. These targets were set by reference to the key strategic drivers for the business: global net revenues for SUBLOCADE and U.S. net revenues for PERSERIS, weighted 80%/20% respectively. For threshold performance 12.5% of the maximum bonus would be paid, for target performance 50% of the maximum bonus would be paid, and 100% of the maximum bonus would be paid for the delivery of exceptional performance significantly above both internal and external expectations. Achievement of the performance targets is calculated on a straight-line basis between threshold and target, and between target and maximum. Overall performance resulted in a formulaic payout of 88.5% of maximum.
In line with our Remuneration Policy, 25% of the 2021 bonus payable under the AIP to the Executive Directors was automatically deferred into conditional shares under the DBP. The deferred conditional share awards vest after two years subject to continued employment as well as malus provisions.

	Date of Grant	Number of shares under award (1)	Closing share price at date of grant	Aggregate fair market value as of the date of grant (2) $’000	Vesting Date
Mark Crossley	Mar. 15, 2022	19,215	1,349p	350.7	Mar. 15, 2024
Ryan Preblick	Mar. 15, 2022	7,140	1,349p	130.3	Mar. 15, 2024
__________
(1)The market value used to determine the number of shares under award was 1,349p, being the mid-market closing price of Indivior shares on the business day immediately preceding the date of grant.
(2)The aggregate fair market value of the awards has been calculated using the closing share price on the date of grant and converted to US dollars using the exchange rate on December 31, 2021 (GB£1:U.S.$1.3532).

Indivior PLC Long-Term Incentive Plan (“LTIP”)
On March 1, 2021, the Chief Executive Officer was granted an award equal to 348% of his base salary (300,000 shares), being the maximum cap under the 2021 Remuneration Policy. The Chief Financial Officer was granted an award equal to 400% of his base salary.

	Date of Grant	Number of shares under award at maximum(1)	Closing Share Price at date of grant	Aggregate fair market value as of the date of grant(2) $’000	Performance period	Vesting date	Release Date
Mark Crossley	Mar. 1, 2021	300,000	646.0p	2,622.5	Jan. 2021 – Dec. 2023	Mar. 1, 2024	Mar. 1, 2026	(3)
Ryan Preblick	Mar. 1, 2021	213,665	646.0p	1,867.8	Jan. 2021 – Dec. 2023	Mar. 1, 2024	Mar. 1, 2026	(3)
All Other Senior Managers Combined	Mar. 1, 2021	1,050,147	646.0p	9,180.0	Jan. 2021 - Dec. 2023	Mar. 1, 2024	Mar. 1, 2026
______________
(1)The market value per share used to determine the number of shares subject to awards was 641.0p, being the average mid-market closing price of Indivior shares on the five business days immediately preceding the date of grant on March 1, 2021.
(2)The aggregate fair market value of the awards has been calculated using the closing share price on the date of grant and converted to U.S. dollars using the GB£/U.S.$ exchange rate on December 31, 2021 (GB£1:U.S.$1.3532).
(3)Awards granted to the Executive Directors under the LTIP are subject to a two-year post-vesting holding period and are then released to the Executive Director.
(4)Conditional awards include the right to receive an amount equal in value to any dividends payable on the number of vested shares between the date of grant and the release date.
Indivior Share Plans
We have established the following plans, the key terms of which are summarized below.
The Indivior Long-Term Incentive Plan (the “LTIP”)
The LTIP was adopted by the Board on November 5, 2014 and was amended by the Remuneration Committee on November 16, 2016 and November 14, 2018.
Administration of the LTIP
The LTIP is administered by the Remuneration Committee or, in the case of awards not being made to directors, such other committee as authorized by the Group (the “LTIP Committee”).
Eligibility
The LTIP Committee may select any employee of the Group, including any Executive Director, to participate in the LTIP.
Awards
Awards may be granted over ordinary shares and will normally take one of three forms:
•a conditional award, which is a right to receive ordinary shares on vesting;
•an option to acquire ordinary shares at a price set by reference to their market value at the grant date; or
•an option to acquire ordinary shares for no cost or a nominal amount.
Awards may be satisfied by the issue of new ordinary shares, the transfer of ordinary shares held in treasury or by paying an equivalent amount in cash.

Awards are personal to the participant and may not be transferred except on death. No payment is required for the grant of an award.
Timing
Awards may only be granted within 42 days following: the announcement of the Group’s results for any period; the removal of any restrictions imposed on the Group which have previously prevented an award from being granted; any date on which changes to legislation or regulations affecting share plans are announced or made; or at any other time if the LTIP Committee considers that exceptional circumstances exist. No awards may be granted under the LTIP after November 5, 2024.
Individual limit
Under the 2021 Remuneration Policy, the maximum annual award that may be made to any individual in respect of any financial year will be the lower of 300,000 ordinary shares or 400% of base salary.
Plan limits
The LTIP is subject to the limit that on any date, the aggregate nominal amount of ordinary shares that may be allocated under the LTIP may not, when added to the nominal amount of ordinary shares allocated in the previous 10 years under all employee share plans of the Group, exceed 10% of the then equity share capital of the Group.
For these purposes, ordinary shares are treated as allocated when they are issued or transferred in satisfaction (directly or indirectly) of a person’s right under an award. No account will be taken of (i) ordinary shares acquired for a price equal to their market value at or about the date of acquisition and whose cost is borne by the employee; or (ii) an award to the extent to which the LTIP Committee considers that it will be satisfied by the transfer of existing ordinary shares other than treasury shares.
Performance conditions
Each award may, or in the case of Executive Directors of the Group must, be subject to one or more performance conditions, at least one of which must be linked to the performance of the Group, which will determine whether and to what extent the participant will receive ordinary shares. Performance conditions are normally measured over a period of three years. For Executive Directors the performance conditions are measured on one occasion only; there is no re-testing.
The LTIP Committee may waive or change performance conditions if events happen as a result of which the LTIP Committee reasonably considers it appropriate to make the change, provided that any changed performance conditions will not be materially easier or more difficult to satisfy.
Vesting of awards
Awards will normally only vest in accordance with the performance conditions at the end of the performance period or, if later, three years after the date of grant. Awards granted to the Executive Directors under the LTIP are subject to a two-year post-vesting holding period and are then released to the Executive Director.
Each award may, to the extent that it vests, be adjusted by the LTIP Committee to include the dividends payable on the vested shares during the period starting with the date the award is granted and ending with the date on which the award vests or the option is exercised. The adjustment will be made, as the LTIP Committee may decide, either by paying an amount equal to the dividends in cash or by paying that amount in ordinary shares. Dividend equivalents will be paid to any relevant participant as soon as practicable after entitlement to the ordinary shares under the award or, in the case of an option, after exercise.

In the case of conditional awards, the ordinary shares are issued or transferred to the participant as soon as reasonably practicable upon vesting while in the case of options, the award becomes exercisable on vesting and may be exercised during the exercise period specified at the time of grant.
Alternatively, the LTIP Committee may decide to satisfy awards on vesting by a cash payment.
The LTIP includes a clawback provision under which the LTIP Committee may reduce and/or recover awards. Awards may be adjusted subsequent to their exercise if, before the later of (i) the second anniversary of the date a conditional award vests or an option becomes exercisable, as applicable, and (ii) the fifth anniversary of the award date the LTIP Committee determines in its absolute discretion that there was a material misstatement of the Group’s results for any of the financial years during a performance period, there was serious misconduct by the participant, or at any time from the award date (or the start of the performance period, if earlier) there was serious reputational damage to any member of the Group.
Termination of employment
If a participant ceases to be employed within the Group for any reason other than misconduct, he is entitled to retain any awards which have vested.
If a participant ceases to be employed within the Group, his unvested awards lapse unless he leaves for a permitted reason. A permitted reason is death, injury, ill-health, disability, redundancy, retirement with his employer’s agreement, the sale of the company or business in which the participant works and such other reason as the LTIP Committee may decide.
Where a participant leaves for a permitted reason and the award is subject to a performance condition, the award will vest after the end of the performance period and be released on the normal release date. Alternatively, the LTIP Committee may decide that the extent to which the award will vest will be measured in accordance with a determination of the performance conditions and other conditions at the end of the financial year in which the cessation of employment occurs. The award will also be reduced pro rata to reflect the period from the date of cessation of employment until the date of the end of the performance period as a proportion of the performance period, unless the LTIP Committee decides otherwise.
In the case of death, the performance conditions will not apply and the award will vest and be released on the date of death, but the award will be reduced on a time pro-rated basis. If the award is not subject to performance conditions, the award will vest on the normal vesting date unless the LTIP Committee decides otherwise. Options that have already vested, or which vest following termination of employment, may be exercised within the 12 months following their release.
Change of control
Special rules apply in the event of a change of control, including a change of control resulting from a scheme of arrangement or a takeover.
Unless the LTIP Committee decides otherwise, awards will vest (if at all) on the date of the change of control, but only to the extent that any performance conditions have been satisfied at that date as determined by the LTIP Committee and the extent to which the award vests shall be reduced pro rata to reflect the period from the date of the event until the date of the end of the performance period as a proportion of the performance period.
In the event of a change of control, participants may or the LTIP Committee may require that participants surrender their awards in return for substitute awards over shares in the acquiring company or another company. The LTIP Committee may allow awards to vest on a similar basis in the event of a demerger or other corporate events.

Listing
So long as the ordinary shares are listed on the Official List and traded on the London Stock Exchange, the Group will apply for any new ordinary shares issued under the LTIP to be admitted to the Official List and for permission to trade in those ordinary shares. Ordinary shares issued under the LTIP will rank equally in all respects with existing ordinary shares except for any rights attaching to the ordinary shares by reference to a record date prior to the date of allotment.
Variation of Capital
On any variation of the Group’s share capital, or in the event of a demerger, special dividend or other circumstances which the LTIP Committee considers appropriate, the LTIP Committee may adjust the number or class of ordinary shares or securities comprised in an option or conditional award and, in the case of an option, the option price.
Benefits non-pensionable
Benefits under the LTIP will not form part of a participant’s remuneration for pension purposes.
Amendments
The LTIP Committee may, without the approval of the Group, amend the LTIP through any minor changes to benefit the administration of the LTIP, to comply with or take account of the provisions of any proposed or existing legislation or changes to any applicable legislation, or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for any company in the Group.
Except as described above, no amendment which is to the advantage of existing or future participants may be made, without the prior approval of the Group in general meeting, to those provisions dealing with eligibility, limitations on the number of ordinary shares which may be issued under the plan, or the rights of a participant in the event of a capitalization issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital of the Group.
HM Revenue and Customs in the United Kingdom (“HMRC”) registered options
The LTIP allows options to be granted in satisfaction of the conditions of Schedule 4 of the Income Tax (Earnings and Pensions Act) 2003, as amended (the “ITEPA”).
U.S. Participants
The LTIP contains a part to ensure that options granted to and held by US participants have an exercise price that is at least fair market value, and that conditional awards granted to and held by such U.S. participants either meet the requirements of the short-term deferral exemption to Section 409A of the United States Internal Revenue Code 1986, as amended, or are compliant therewith.
Canadian Participants
The LTIP contains a part to ensure that an award made to a participant who is subject to taxation under the laws of Canada is not taxed as a “Salary Deferral Arrangement”. All awards subject thereto are administered and interpreted in a manner which complies with such intent.
The Indivior Savings-Related Share Option Plan (the “Sharesave Plan”)
The Sharesave Plan was adopted by the Board on November 5, 2014 and amended by the Remuneration Committee on May 16, 2017.

Administration
The Sharesave Plan is administered, in accordance with its rules, by the Board or a duly authorized committee thereof.
Eligibility
All employees (including directors working 25 hours or more per week) who have a qualifying period (if any) of continuous service (commencing not earlier than five years prior to the Date of Grant) as the Directors may in their absolute discretion and from time to time determine of continuous service with the Group, or any subsidiary nominated to join in the Sharesave Plan, and who receive general earnings to which section 15 of the Income Tax (Earnings and Pensions) Act 2003 applies are eligible to participate. The Board may invite other employees of the Group to participate.
Options
Options will entitle the holder to acquire ordinary shares. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option. No options will be granted under the Sharesave Plan after 30 November 2024.
Timing
Invitations to participate will normally be issued within 30 days (or 42 days if applications are scaled down) following: the announcement of the Group’s results for any period or its issue of any prospectus, listing particulars or other document containing equivalent information relating to the ordinary shares; a day on which an announcement is made of a new prospectus for certified SAYE (Save As You Earn) savings arrangements (within the meaning of section 703(1) of the Income Tax (Trading and Other Income) Act 2005) for the purposes of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003; a day on which an announcement is made of amendments to be made to the Income Tax (Earnings and Pensions) Act 2003 (so far as those changes affect savings-related share option plans approved by HMRC) or a day on which any such amendments come into force; the date of any general meeting of the Group’s shareholders; or at any other time if the Board determines that the circumstances are sufficiently exceptional to justify the grant of an option. No awards may be granted under the Sharesave Plan after November 30, 2024.
Exercise price
The price payable per ordinary share on exercise of an option granted under the Sharesave Plan may not be less than an amount equal to 80% of the market value of an ordinary share (or such other percentage as shall from time to time be specified in paragraph 28(1)(b) of Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003) or, if greater, and ordinary shares are to be acquired by subscription, the nominal value of an ordinary share.
Individual limit
Each eligible employee will be given the opportunity to apply for an option, the total exercise price of which does not exceed the aggregate of the monthly contributions made and any bonus due under the Sharesave contract to be entered into as a condition of the grant of the option. The aggregate maximum monthly contribution payable by an employee under all Sharesave contracts linked to the options granted under the Sharesave Plan may not exceed such sum as may from time to time be permitted by statute and approved by the directors.
Plan limits
On any date, the aggregate nominal amount of new ordinary shares in respect of which options may be granted may not exceed 10% of the nominal amount of the equity share capital of the Group, less the total nominal amount of any new ordinary shares allocated in the previous 10 years under all employee share plans of the Group.
For these purposes, allocation means the issue of new ordinary shares or the transfer of treasury shares in satisfaction (directly or indirectly) of a person’s rights under an award. No account will be taken of ordinary shares acquired by an employee where the ordinary shares are acquired for a price equal to their market value at or about the date of acquisition and the cost of those ordinary shares is borne by the employee. No account will be taken of an award if and to the extent to which the Board considers that it will be satisfied by the transfer of existing ordinary shares other than treasury shares. Any ordinary shares allocated, or remaining to be allocated, to the trustee of any trust which were used, or which are to be used, to satisfy awards granted under an employee share plan must be treated as having been allocated, or as remaining to be allocated, in respect of those awards unless the ordinary shares were acquired by the trustee pursuant to a rights issue or other opportunity offered to the trustee in respect of ordinary shares other than ordinary shares previously allocated to it. Where an award is granted in consideration of the release by the holder of an award previously granted to such holder under an employee share plan, then the earlier award is ignored and the later award is deemed to have been granted at the same time as the earlier award.
Exercise of options
Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related Sharesave contract is payable. In normal circumstances this will be the third or fifth anniversary of the starting date of the Sharesave contract and will depend upon the election made by the participant at the time of grant.
Whenever an option is exercised, it may only be exercised with monies not exceeding the amount of the aggregate monthly contributions made and any bonus due under the related Sharesave contract.
Termination of employment
If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date. If a participant ceases to be employed within the Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement, the transfer or sale outside the Group of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, where the employee does not return after maternity leave or ceases employment not by reason of dismissal for misconduct. If a participant ceases to be employed for any other reason, his option will lapse.
For these purposes, a participant will not be treated as ceasing to be employed within the Group for so long as he remains employed by a company which is an associated company of the Group.
Change of control
The exercise of options will also be permitted in the event of a change in control, a reorganization, a court-sanctioned compromise or arrangement applicable to or affecting all of the ordinary shares, a takeover offer or a voluntary winding up of the Group. In the event of a change in control of the Group, participants may surrender their options in return for substitute options over shares in the acquiring company.
Listing
Application will be made for admission to the Official List of new ordinary shares issued under the Sharesave Plan and for permission to trade in those ordinary shares. Ordinary shares issued on the exercise of options will rank equally in all respects with existing ordinary shares except for rights attaching to ordinary shares by reference to a record date prior to the date of allotment.

Variation of Capital
If there is a variation in the share capital of the Group, the Board may adjust options in such manner as it determines to be appropriate.
Benefits non-pensionable
Benefits under the Sharesave Plan will not form part of a participant’s remuneration for pension purposes.
Amendments
If and for so long as the ordinary shares are admitted to the Official List of the London Stock Exchange, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or Sharesave Plan limits, the basis for entitlement to and the terms of the ordinary shares or the adjustment of options without the prior approval of the Group in general meeting, except for minor amendments to benefit the administration of the Sharesave Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or eligible employees or for a member of the Group. Subject to the foregoing, the Board may amend the Sharesave Plan in any respect.
The Indivior PLC U.S. Employee Stock Purchase Plan (the “ESPP”)
The ESPP was approved by shareholders at the Annual General Meeting of the Group held on May 12, 2016 and amended by resolution of the Board on September 24, 2020. It is the intent of the Group to have the ESPP qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code of 1986, including any amendments or replacements of such section.
Administration
The ESPP is administrated by our Board or a duly authorized committee thereof.
Eligibility
All individuals who are eligible employees of the Group or participating subsidiaries are eligible to participate in the ESPP. An employee is ineligible if (i) upon enrollment in the ESPP, they would own directly or indirectly an aggregate of 5% or more of the total combined voting power or value of the Group or a subsidiary’s shares; (ii) they work 20 hours a week or less; or (iii) they work for five months or less of the calendar year.
Options
Under the ESPP, participants are granted options to purchase ordinary shares from the Group. As of each enrollment date, each participant is automatically granted an option to purchase a number of ordinary shares representing their savings but subject to a maximum number of ordinary shares with a market value at the date of grant of $10,000. Options may either be options to subscribe for newly-issued ordinary shares or for existing ordinary shares purchased in the market. The rights of the participant shall not be transferable. No option shall be granted under the ESPP after the date as of which the ESPP is terminated by the Board in accordance with the termination provisions or, in any event after, the tenth anniversary of the ESPP’s approval by the Group’s shareholders.
Timing
Participation in the ESPP is voluntary. Eligible employees who meet the specified requirements are able to enroll in the ESPP on the first day of each six-month period commencing with the first regular payroll period on or after each successive January 1 or July 1 (each an “Accumulation Period”). Any eligible employee may consent to enrollment in the ESPP by completing and signing an enrollment form (which authorizes the payroll deductions).
Exercise Price
The exercise price shall be eighty-five percent (85%) of the lower of (i) the fair market value of an ordinary share on the enrollment date on which the option is granted; or (ii) the fair market value of an ordinary share on the purchase date but, in the case of newly issued ordinary shares, not lower than the par value of an ordinary share. The Board may establish a different purchase price, though it may not be less than (i) the purchase price set forth above and (ii) in the case of newly issued ordinary shares, than the par value per ordinary share. Also, in such case, the Board must determine such different purchase price at least thirty (30) days prior to the Accumulation Period for which it is applicable.
Payroll Deductions
To participate in the ESPP, eligible employees must elect and authorize to have deductions made from their pay on each payday during the Accumulation Period to which the enrollment form relates. Each participant designates a percentage of their base earnings to be deducted. The minimum deduction is one percent (1%) and the maximum is ten percent (10%), of base earnings per Accumulation Period.
Plan limits
The ESPP will be subject to the limit that on any date, the aggregate number of new ordinary shares which may be issued (or treasury shares transferred) under the ESPP may not, when added to the number of new ordinary shares allocated in the previous 10 years under all employee share plans of the Group, exceed 10% of the equity share capital of the Group in issue at that time.
Exercise of awards
An award will normally be deemed to have been exercised on the specific trading day during an Accumulation Period on which ordinary shares are purchased under the ESPP. For each Accumulation Period, the purchase date is the last trading day occurring in such Accumulation Period. Whenever an award is exercised it will be for the number of ordinary shares (including partial or fractional shares) which the funds accumulated in their account at such purchase date will purchase at the applicable purchase price.
Termination of employment
Participation in the ESPP terminates immediately when a participant ceases to be employed with the Group or a participating subsidiary for any reason whatsoever, including but not limited to termination of employment, whether voluntary or involuntary, or on account of death, disability or retirement, or if the participating subsidiary employing the participant ceases to be a participating subsidiary. As soon as administratively practicable after termination, the Group shall pay the participant or legal representative all amounts accumulated in the participant’s account.
Change of Control
A participant’s accumulated savings at the relevant date will be used to exercise their options under the ESPP in the event of a change of control, takeover offer, scheme of arrangement or winding up of the Group.
Listing
Application will be made for admission to the Official List of any new ordinary shares issued under the ESPP and for permission to trade in those ordinary shares. Ordinary shares issued on the exercise of options will rank equally in all respects with existing ordinary shares except for rights attaching to ordinary shares by reference to a record date prior to the date of allotment.

Variation of Capital
In the event of any reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, acquisition of property or shares, separation, asset spin-off, stock rights offering, liquidation or other similar change in the capital structure of the Group, the Board shall make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the ordinary shares available for purchase under the ESPP. In the event of liquidation of the Group, each option to purchase ordinary shares shall terminate but the participant holding such an option shall have the right to exercise their option prior to such termination.
Benefits non-pensionable
Benefits under the ESPP do not form part of a participant’s remuneration for pension purposes.
Amendments
The Board may amend or modify the ESPP at any time, provided that no amendment that would amend to the advantage of participants (i) the definition of eligible employees entitled to participate in the ESPP, (ii) the maximum number of ordinary shares reserved for sale and issuance under the ESPP, (iii) the number, kind and purchase price of the ordinary shares available for purchase in order to permit the enlargement of a participant’s rights under the ESPP, (iv) the maximum fair market value option amount that a participant may be granted in a calendar year under the ESPP, or (v) the requirements of any securities exchange on which the ordinary shares are traded unless in each case it has been authorized by shareholders of the Group in a general meeting. The committee authorized to administer the ESPP may, without such approval, make minor amendments to benefit the administration of the ESPP, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants in the ESPP or for the Group or for members of its Group. Subject to the preceding paragraph, the committee authorized to administer the ESPP shall have the power to amend the ESPP and perform such acts as it deems necessary to promote the best interests of the Group.
The Deferred Bonus Plan 2018 (“DBP”)
In line with our Remuneration Policy, the DBP requires the Executive Directors to defer 25% of their annual bonus in the form of ordinary shares or ADRs of the Group for a period of time. The DBP was adopted by the Board on July 19, 2018 and subsequently amended on November 19, 2018. The DBP only applies to the Executive Directors (the Chief Executive Officer and Chief Financial Officer). The DBP is intended to comply with section 409A of the U.S. Internal Revenue Code of 1986.
Administration of the DBP
The DBP is administered, in accordance with its rules, by the Remuneration Committee or another duly authorized committee of the Board (the “DBP Committee”).
Eligibility
The DBP Committee may grant an award under the DBP to any employee (including an Executive Director) who was a participant in any annual bonus plan operated by the Group during the financial year immediately preceding the proposed date of grant as a means of deferring part of that employee’s annual bonus into ordinary shares or ADRs of the Group.
Awards
Awards may be granted in the form of (i) options to acquire ordinary shares or ADRs of the Group, (ii) conditional share awards or (iii) phantom shares awards, in each case as the DBP Committee may determine in its absolute discretion. Prior to granting an award, the DBP Committee shall determine the amount of ordinary shares, ADRs or notional shares subject to an award where the market value of such ordinary shares, ADRs or notional shares, as applicable, shall not exceed 25% (or such other percentage as the DBP Committee may determine) of the individual’s annual bonus.
Timing
Awards may only be granted within 42 days commencing on the day immediately after the announcement of the Group’s results for any period or the day on which the DBP Committee considers that exceptional circumstances exist which justify the grant of awards.
Vesting of awards
Awards will typically vest after a period of two years from the date of grant or such other period or periods as the DBP Committee considers appropriate. Ordinary shares or ADRs transferred under the DBP will rank equally in all respects with existing ordinary shares or ADRs, as applicable, then in issue except for any rights attaching to such ordinary shares or ADRs, as applicable, by reference to a record date before the date of such transfer.
The DBP includes a clawback provision under which the DBP Committee may reduce awards, recover awards or make certain other adjustments to awards if (and in respect of vested awards only, before the second anniversary of such award’s vesting date) the DBP Committee determines in its absolute discretion that there was a material misstatement of the Group’s results for any financial year before an award was granted, there was serious misconduct by the participant, or at any time during or after any financial year before an award was granted there was serious reputational damage to any member of the Group.
Termination of employment
If, prior to an award vesting, a participant ceases to be employed within the Group due to voluntary resignation, misconduct or the Group becomes aware of facts or circumstances that would have entitled it to dismiss the participant for misconduct, such participant’s unvested awards shall lapse. If, prior to an award vesting, a participant ceases to be employed within the Group for any other reason, then such participant’s unvested award shall continue subject to the rules of DBP.
Change of control
Special rules apply in the event of a change of control, including a change of control resulting from a scheme of arrangement pursuant to the Companies Act or a takeover. Unless the DBP Committee decides otherwise, awards will vest on the date of the relevant event.
The DBP Committee may determine that participants may surrender their awards in return for substitute awards over shares in the acquiring company or another company. The DBP Committee may allow awards to vest on a similar basis in the event of a voluntary winding-up of the Group.
Dividends
Subject to the determination of the DBP Committee, participants shall be entitled on the vesting of any award either (a) to be paid a cash amount equal to the dividend that the participant would have accrued had the participant held the number of ordinary shares or ADRs, as applicable, under the award from the date of grant until the vesting date or (b) to receive an additional number of ordinary shares or ADRs, as applicable, that could have been acquired with the amount of cash dividends payable on the ordinary shares or ADRs, as applicable, under the award.
Variation of Capital
On any variation of the Group’s share capital, such as a rights issue, super dividend, demerger, dividend in specie or any capitalization issue or other similar event, awards may be adjusted in such manner as the DBP Committee considers appropriate. If any such event, in the opinion of the DBP

Committee, would materially affect the value of an award, the DBP Committee may permit awards to vest on or prior to the date of such event.
Amendments
The DBP Committee may amend the DBP from time to time. However, except for minor amendments to benefit the administration of the DBP, to take account of changes in law, tax or regulatory treatment or to take account of local laws where participants are situated, no amendment that would adversely and materially affect the existing rights of a participant may be made unless with the written consent of the participant or a majority of the participants affected by the amendment.
Indivior PLC Employee Benefit Trust
In 2016, we established an employee benefit trust with an independent trustee, based in Jersey, Channel Islands, to purchase and hold shares in Indivior to be used to satisfy awards and/or options granted to eligible employees under our share plans established from time to time. Shares purchased in the market, held in trust and subsequently used to satisfy awards and/or options granted under the Group’s share plans, do not count towards the limits under the plans.
The trustee has waived its rights to receive dividends on any shares that it holds. As at October 10, 2022, the employee benefit trust held 236,169 ordinary shares, which represent 0.17% of the Group’s issued share capital as at October 10, 2022.
Indivior Inc. Profit Sharing and 401(k) Plan (the “401(k) Plan”)
The 401(k) Plan is a defined contribution plan and is intended to be a qualified retirement plan under the U.S. Internal Revenue Code of 1986. The purpose of the 401(k) Plan is to enable eligible employees to save for retirement. As well as retirement benefits, the 401(k) Plan provides certain benefits in the event of death, disability, or other termination of employment. The 401(k) Plan is for the exclusive benefit of eligible employees and their beneficiaries.
Eligible employees may elect to defer a percentage of their eligible compensation into the 401(k) Plan, and the Group will match 75% of the first 6% of an eligible employee’s contributions. Additionally, the Group automatically contributes an amount equal to 4% of an eligible employee’s eligible compensation to the employee’s 401(k) Plan, representing a profit sharing contribution.
Indivior Inc. Deferred Compensation Plan (“DCP”)
We maintain a Deferred Compensation Plan (“DCP”) that provides a select group of Management and other highly compensated employees in the U.S., including Executive Directors and Senior Managers, as determined by the committee administering the DCP, with an opportunity to defer the receipt of portions of their compensation. The DCP is intended to comply with section 409A of the U.S. Internal Revenue Code of 1986. The DCP allows highly compensated employees who are unable, due to limits that the Internal Revenue Service (“IRS”) imposes on 401(k) plans, to save a proportionate amount of their eligible compensation for retirement within the 401(k) Plan, to defer compensation in excess of IRS limits.
Under our DCP, for each financial year, participants may elect to defer up to 75% of their base salary and up to 100% of their bonus. Employees hired before January 1, 2011 are eligible for a Group match on 401(k) deferrals in excess of the annual IRS limit up to 4.5% of eligible compensation. Amounts contributed to the DCP are invested in one or more investment options as elected by a participant or absent such election, the committee administering the DCP. Participants can elect to have the benefits associated with compensation deferred in a financial year paid on June 1 of a year at least two financial years after the financial year in which such compensation was deferred. Otherwise, and subject to certain exceptions, benefits under the DCP are paid in a lump sum or in a fixed amount annually over a period not to exceed 10 years starting 60 days (or for certain employees, six months) after termination of employment of the participant.

Malus and Clawback
The Remuneration Committee has the discretion to scale back or cancel LTIP awards, extend the performance period or defer the exercise period prior to the satisfaction of awards or after the end of any relevant holding period in the event that results are materially misstated for part of the performance period applicable to an award, an individual’s conduct has amounted to gross misconduct or, in respect of awards made after the adoption of the 2018 Remuneration Policy, in the event of serious reputational damage to Indivior. Where LTIP awards have vested, the Committee has the discretion to “claw back” awards or reduce amounts of other payments due to the individual up to the fifth anniversary of the grant of awards in the circumstances described above.
Executive Financial Recoupment Program
As part of Indivior Inc.’s Corporate Integrity Agreement with the Office of the Inspector General of the U.S. Department of Health and Human Services, an Executive Financial Recoupment Program was implemented (the “Recoupment Program”). Under the terms of the Recoupment Program, up to two years of performance pay may be put at risk of forfeiture and/or recoupment for certain US-based executives (which includes both serving Executive Directors).
Forfeiture and/or recoupment may be applied in the event that it is determined that there has been a “Triggering Event”; a Triggering Event includes significant misconduct (violation of law or regulation or a significant violation of an Indivior policy) related to covered activities, or, significant misconduct related to covered activities by subordinate employees in the business unit for which the relevant executive had responsibility that is not an isolated incident and which the relevant executive knew or should have known was occurring.
Forfeiture and/or recoupment under the Recoupment Program may be applied to awards granted after November 20, 2020 and will cease to apply to awards on July 24, 2025 or the date on which Indivior Inc.’s obligations under the Corporate Integrity Agreement expire (if later).
C.Board Practices
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. However, notwithstanding our ability to follow the corporate governance practices of our home country, the United Kingdom, in most cases we have elected to adhere to the corporate governance rules of Nasdaq applicable to U.S. domestic registrants that are not “controlled” companies.
Board of Directors
The Board is committed to the highest standards of corporate governance and maintaining a sound framework for the control and management of the business. The Board is responsible for leading and controlling the Group and has overall authority for the management and conduct of our business and our strategy and development. The Board is also responsible for ensuring the maintenance of a sound system of internal control and risk management (including financial, operational and compliance controls, and for reviewing the overall effectiveness of systems in place) and for the approval of any changes to the capital, corporate and/or management structure of the Group. At the date of this registration statement, the Board comprises 12 members: the Chair, nine Non-Executive Directors, and two Executive Directors. Daniel J. Phelan is the Group’s Senior Independent Director.
Committees of the Board
Our Board has established an Audit Committee, a Remuneration Committee, a Nomination and Governance Committee and a Science and Policy Committee. Each of the Board’s committees have Terms of Reference which are reviewed annually and approved by the Board.

Audit Committee
The Audit Committee has responsibility for, among other things, monitoring the financial integrity of the financial statements of the Group along with PwC our external auditors in that process. It focuses in particular on compliance with accounting policies and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts and other interim financial reports remains with the Board. The Audit Committee shall meet not less than four times a year to coincide with key dates in the Group’s financial reporting cycle. The Audit Committee also meet on an ad hoc basis when necessary.
The responsibilities of the Audit Committee set out in its Terms of Reference cover external audit, internal audit, financial and narrative reporting, internal controls and risk management and the systems and procedures for detecting fraud. The Terms of Reference also set out the authority of the Audit Committee to carry out its responsibilities.
SEC rules and regulations and the Nasdaq listing standards require that the Audit Committee comprises at least three members who are all independent and possess requisite financial literacy and includes one member who qualifies as an “audit committee financial expert.” The members of the Audit Committee are Juliet Thompson, Joanna Le Couilliard, Mark Stejbach and Barbara Ryan. Juliet Thompson is the Chair of the Audit Committee. Our Board has determined that each member is independent within the of SEC rules and regulations and the Nasdaq listing standards and possesses the required level of financial literacy as required by Nasdaq. Our Board has determined that Ms. Thompson and Ms. Le Couilliard both qualify as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirement of Nasdaq.
Remuneration Committee
The Remuneration Committee is responsible for determining the specific remuneration packages for the Chair, the Executive Directors and members of Senior Management. It is also responsible for determining general remuneration policy and monitoring workforce remuneration arrangements. The Remuneration Committee shall meet not less than quarterly.
The responsibilities of the Remuneration Committee set out in its Terms of Reference cover setting levels of remuneration and determination and monitoring of the remuneration policy, approval of the design of, and determining targets for, performance-related pay schemes and approval of the design and implementation of all long-term incentive arrangements. The Terms of Reference also set out the reporting responsibilities and the authority of the Remuneration Committee to carry out its responsibilities.
The members of the Remuneration Committee are Daniel J. Phelan, Graham Hetherington, Joanna Le Couilliard, Lorna Parker and Peter Bains each of whom is an Independent Non-Executive Director. Mr. Phelan is the Chair of the Remuneration Committee. Our Board has determined that each member is independent under the Nasdaq listing standards.
Nomination and Governance Committee
The Nomination and Governance Committee is responsible for considering and making recommendations to the Board in respect of appointments to the Board and the Board’s committees. It is also responsible for keeping the structure, size and composition of the Board under regular review, and for making recommendations to the Board with regard to any necessary changes. The Nomination and Governance Committee’s Terms of Reference cover succession planning, taking into account the skills and expertise that will be needed on the Board in the future. The Nomination and Governance Committee meets no less than quarterly. The Nomination and Governance Committee also has responsibility for oversight of the Group’s Global Integrity and Compliance Program.
The members of the Nomination and Governance Committee are Graham Hetherington, Juliet Thompson, A. Thomas McLellan, Lorna Parker, Jerome Lande and Daniel J. Phelan. Graham

Hetherington is the Chair of the Nomination and Governance Committee. Our Board has determined that each member of the Nomination and Governance Committee, other than Mr. Lande, is independent under the Nasdaq listing standards.
Science and Policy Committee
The Science and Policy Committee is responsible for providing assurance to the Board regarding the quality, competitiveness and integrity of the Group’s research and development activities. It is responsible for reviewing the approaches adopted in respect of the Group’s chosen therapy area of addiction and its co-morbidities, reviewing the scientific technology and research and development capabilities deployed within the business, assessing the decision-making processes for research and development projects, reviewing benchmarking against industry and scientific best practices and reviewing relevant and important bioethical issues and assisting in the formulation of appropriate policies in relation to such issues. Additionally, it is also the responsibility of the Science and Policy Committee to evaluate emerging issues and trends in science and policy matters including the potential impact of wider government policy that may affect the Group’s overall business strategy.
The members of the Science and Policy Committee are Peter Bains, Barbara Ryan, Mark Stejbach and A. Thomas McLellan, Ph.D. The Science and Policy Committee is chaired by Peter Bains.
Code of Conduct and Ethical Guidelines
Our Board has adopted a Code of Conduct and a Supplemental Code of Ethics for Senior Financial Officers that describes our commitment to, and requirements in connection with, ethical issues relevant to business practices and conduct.
Indemnification of Directors and Senior Managers
Each of the Directors and Senior Managers has the benefit of indemnity insurance maintained by the Group on their behalf indemnifying them against liabilities they may potentially incur to third parties as a result of their office as director or senior manager.
Service Contracts with Directors and Senior Managers
Chair and Non-Executive Directors’ letters of appointment
The terms of service of the Chair and the Non-Executive Directors are contained in letters of appointment. In accordance with the 2018 UK Corporate Governance Code, the Chair and Non-Executive Directors are appointed subject to re-appointment by shareholders at the Group’s next AGM following their appointment and re-appointment at each subsequent AGM. The Group may terminate the appointment of the Chair and the Non-Executive Directors upon one month’s written notice, and they are not otherwise entitled to receive compensation for loss of office.
Executive Directors’ service agreements
The Executive Directors have service agreements that set out the contract between them and the Group which are provided as Exhibits 10.xx and 10.xx. Messrs. Crossley and Preblick each have agreements that entitle them to 12 months base salary and a pro rata amount of their annual incentive in the event the Group terminates their employment without cause, or they terminate their employment for Good Reason (as defined in the agreements). A change in control alone does not constitute good reason. The Group is obligated to pay their base salary for one month if their employment terminates due to their death.
Other Senior Managers
The members of our Executive Committee, other than Messrs. Crossley and Preblick, have service agreements that set out the contract between them and the Group. The agreements with each member of the Executive Committee, other than the Executive Directors, generally provide for severance of 12 months’ base salary following the termination of employment, plus a pro rata portion of the annual bonus the executive would have received for the year of termination, and in the case of termination of employment on or within 12 months following the date of a change of control and such termination is by the Group without Cause or by the Executive for Good Reason (as defined in the agreement), in which case severance is 24 months’ base salary (12 months for the Executive Directors). An executive is also entitled to a pro rata portion of the annual bonus if their employment terminates as a result of their death or disability.
D.Employees
The information at “Item 4.—INFORMATION ON THE COMPANY—B. Business Overview Background—Human Capital,” is incorporated herein by reference.
E.Share Ownership
The information at “Item 7. Major Shareholders and Related Party Transactions,” is incorporated herein by reference. In addition, the following executives hold options over shares in Indivior PLC as follows:

Executive	Share Plan	Security	Total Purchase Price	Per Share Exercise Price	Vesting Date	Expiry Date	Number of Shares
Mark Crossley	LTIP (1)	ordinary shares	n/a	£5.55	5/11/2016	12/28/2024	42,123
Christian Heidbreder	LTIP (1)	ordinary shares	n/a	£5.55	5/11/2016	12/28/2024	63,185
Kathryn Hudson	Sharesave (2)	ordinary shares	n/a	£1.70	3/1/2023	8/31/2023	5,294
Kathryn Hudson	Sharesave (2)	ordinary shares	n/a	£4.80	3/1/2024	8/31/2024	1,875
Hillel West	Sharesave (2)	ordinary shares	n/a	£4.80	3/11/2024	8/31/2024	2,250
Hillel West	Sharesave (2)	ordinary shares	n/a	£4.80	3/11/2026	8/31/2026	2,500
______________
(1)Reflects market-value options held by the executives granted under the rules of the Indivior Long-Term Inventive Plan in December 2014 (on demerger).
(2)Reflects options granted senior managers under the rules of the Indivior UK Savings-Related Share Option Plan, which is a tax qualified plan available to all UK-based employees. Eligible employees may enter into a savings contract, saving up to £500 per month, with the opportunity to buy shares at 20% discount to market value at the time of invitation upon completion of the savings period.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, based on notifications made by such shareholders under the UK Financial Conduct Authority’s Disclosure and Transparency Rules as of October 10, 2022 by:
•each of our directors, executive officers and senior managers individually and as a group; and
•each person, or group of affiliated persons, who is known by us to own beneficially more than 3% of our ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
As of October 30, 2022, 56,051,835 shares were held in the United States, comprising 40.86% of our issued share capital. In addition, as of October 30, 2022, we had 81 shareholders of record in the United States.

All ordinary shares have the same voting rights.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED		TOTAL PERCENTAGE(1)
Major Shareholders:
Scopia Capital Management LP(2)	13,564,070		9.91%
Morgan Stanley & Co. International plc(3)	8,411,320		6.14%
Two Seas Capital LP (formerly Kairos Capital Management LP)(4)	7,511,808		5.49%

Directors(5)
Graham Hetherington	15,844		*
Mark Crossley(6)	132,155	(9)	*
Ryan Preblick(6)	28,105		*
Daniel J. Phelan	12,063		*
Peter Bains	10,800		*
Jerome Lande	63		*
Joanna Le Couilliard	0		*
Dr. A. Thomas McLellan	1,509		*
Lorna Parker	5,173		*
Barbara Ryan	0		*
Mark Stejbach	8,284		*
Juliet Thompson	0		*
Senior Management(7)
Jeff Burris	*		*
Cindy Cetani	*		*
Nina DeLorenzo	*		*
Jon Fogle	*		*
Dr. Christian Heidbreder	*		*
Kathryn Hudson(8)	*		*
Richard Simkin	*		*
Hillel West(8)	*		*
All Directors and Senior Managers as a Group	581,979	(10)	*
________________
*Represents beneficial ownership of less than one percent of our outstanding ordinary shares.
(1)Based on 136,908,882 shares outstanding as of November 17, 2022, which comprise our entire issued and outstanding share capital as of that date.
(2)The business address for Scopia Capital Management LP is 152 West 57th Street, 33rd Floor, New York, NY 10019, United States.
(3)The business address for Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London, E14 4QA, United Kingdom.
(4)The business address for Two Seas Capital LP (formerly Kairos Capital Management LP) is 1 Read Court, New York, NY 10580, United States.
(5)Except as otherwise indicated, the business address for each of our Directors is 234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom.
(6)The business address for Mr. Crossley and Mr. Preblick is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA 23235, United States.
(7)Except as otherwise indicated, the business address for each member of our Senior Management is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA 23235, United States.
(8)The business address for Ms. Hudson and Mr. West is 234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom.
(9)This amount includes 42,123 shares which Mr. Crossley has the right to acquire within 60 days by option or other agreement.
(10)This amount includes 42,123 shares and 63,185 shares which Mr. Crossley and Senior Management, respectively, have the right to acquire within 60 days by option or other agreement.

Changes in the percentage ownership by major shareholders are set out below. The information in the table below is based on the notifications made by such shareholders as of the dates indicated under the UK Financial Conduct Authority’s Disclosure and Transparency Rules.

	December 31, 2019	December 31, 2020	December 31, 2021
Scopia Capital Management LP	9.98%	15.51%	13.52%
Morgan Stanley & Co. International plc	—%	—%	—%
Two Seas Capital LP (formerly Kairos Capital Management LP)	—%	5.13%	5.13%

B.Related Party Transactions
The Group entered into an agreement titled Relationship Agreement with Scopia Capital Management LP (“Scopia”) on March 24, 2021 (as further amended on July 7, 2022) (the “Relationship Agreement”). In recognition of Scopia’s ownership of approximately 16.9% of the Group’s shares as at March 24, 2021, the Group agreed to appoint Jerome Lande as a Representative Director. Scopia agreed to certain standstill provisions (for example to vote on ordinary course resolutions in accordance with the Board’s recommendation).
The parties amended the Relationship Agreement on July 7, 2022 and further agreed that Scopia would not exercise voting rights in excess of 10% of the outstanding shares. The Relationship Agreement, as amended, is filed as Exhibit 4.2 to this Registration Statement.
The Relationship Agreement, as amended, terminates upon the earlier of (i) December 31, 2023, (ii) the date on which Scopia publicly discloses that it has ceased to hold directly or indirectly at least five per cent of the issued share capital of the Group, or (iii) in certain circumstances, and only in the event that Mr. Lande has resigned from the Board, a specified date to be calculated with reference to the date of the 2023 AGM.
C.Interests of Experts and Counsel
Not applicable.

ITEM 8: FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” for a list of all financial statements filed as part of this registration statement.
Share Consolidation
In September 2022, the Group’s shareholders approved an additional listing in the U.S., which is expected to take place in Spring 2023. Additionally, to fulfill U.S. exchange requirements for share price minimums and norms, the Group’s shareholders also approved a 5-for-1 share consolidation. On October 10th, 2022, the Group completed this share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 cents each. All share and per share information of the Group, including basic and diluted weighted average number of shares outstanding, basic earnings per share, diluted earnings per share and adjusted earnings per share (basic and diluted) have been retrospectively adjusted to reflect the share consolidation in all financial periods presented.
Share Repurchase Program
On May 3, 2022, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100 million or 39,698,610 of ordinary shares, which is expected to end no later than March 31, 2023. Through June 30, 2022, the Group has repurchased and cancelled 7,883,597 of the Group’s ordinary shares for an aggregate nominal value of $1 million ($0.10 per share), including 256,055 ordinary shares purchased as part of the Group’s share repurchase program executed in 2021 and cancelled in January 2022. All ordinary shares repurchased under the share repurchase program were cancelled. The total cost of the purchases made under the share repurchase program during the period, including directly attributable transaction costs, was $29 million. A net repurchase amount of $13 million has been recorded as a financial liability and reduction in retained earnings which represents the amount to be spent under the program for the month of July 2022, the period closed for modification or termination of the program. The effect of discounting is not material. Total purchases under the share repurchase program will be made out of distributable profits.
Corporate Debt and Equity Investments
In 2022, the Group purchased ordinary shares of a listed company and invested in a portfolio of investment-grade debt securities and has therefore adopted new accounting policies as disclosed below:
Investments comprise holdings in equity and debt securities. Investments in equity securities held for trading or for which the Group has not elected to recognize fair value gains and losses through other comprehensive income are initially recorded and subsequently measured at fair value through profit or loss. Investments in debt securities are initially recorded at fair value plus or minus directly attributable transaction costs and remeasured on the basis of the Group’s business model and the contractual cash flow characteristics. Interest income from debt securities is included in finance income using the effective interest method.
Legal Proceedings
Except as disclosed in this paragraph, or in Note 21 “Legal Proceedings” included in “Item 18. Financial Statements—Audited Consolidated Financial Statements,” (which is incorporated by reference herein), there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware), which may have, or have had during the 12 months prior to the date of this registration statement, a significant effect on the Group’s and/or our financial position or profitability. In addition to the proceedings set out in this section, the Group is involved in other legal proceedings and claims in the ordinary course of business.

B.Significant Changes
For information on any significant changes that may have occurred since the date of our annual financial statements, see “Item 5. Operating and Financial Review and Prospects.”

ITEM 9: THE OFFER AND LISTING
A.Offering and Listing Details
Our only issued and outstanding shares are our ordinary shares of $0.50 each. We have no other outstanding class of equity securities. Our issued and outstanding ordinary shares are fully paid. Our ordinary shares are in certificated and uncertificated form.
The principal trading market for the Group’s ordinary shares is the London Stock Exchange, where the Group’s ordinary shares are traded under the symbol “INDV.”
We are in the process of applying to have our ordinary shares listed on the Nasdaq Global Select Market under the symbol “INDV” (the “U.S. Listing”). We make no representation that such application will be approved or that our ordinary shares will trade on such market either now or at any time in the future.
The Group’s ordinary shares are also listed and trade in the form of American Depositary Shares (“ADSs”) in the United States over-the-counter market under the symbol “INVVY.”
We intend to replace our ADSs with ordinary shares listed on the Nasdaq Global Select Market following the U.S. Listing. On August 4, 2022, we entered into a Letter Agreement with the ADS Depositary and Computershare Trust Company N.A. (the “Transfer Agent”) to create a mechanism to effectively exchange ADSs for ordinary shares listed on Nasdaq. On the day immediately prior to our U.S. listing, the Transfer Agent will (a) cancel the ADS Depositary’s entitlement to all of its certificated Indivior ordinary shares, (2) credit the ADS holders with those Indivior ordinary shares, which will be held in book-entry form, and (3) cancel all outstanding ADSs. We provided JPMorgan Chase Bank N.A., in its capacity as ADS Depositary, notice on October 3, 2022 of the termination of the ADS program effective upon the earlier of the effectiveness of the listing of our ordinary shares on the Nasdaq Global Select Market or nine months from the date of notice. As a result, upon effectiveness of this Registration Statement and the U.S. Listing, our ADS program will no longer exist and those ADSs will have been converted to Indivior ordinary shares listed on the Nasdaq Global Select Market.
Our ordinary shares are currently traded on the London Stock Exchange’s main market for listed securities and such trades are settled through the CREST system in the United Kingdom. Upon completion of the U.S. Listing, our ordinary shares will also be eligible to be traded on the Nasdaq Global Select Market and such trades will be settled through the DTC system in the United States.
At the effective time of our U.S. Listing, all of our ordinary shares (other than those held by our affiliates) held in uncertificated form within the CREST system will be transferred to and deposited with DTC. In order to enable holders of uncertificated ordinary shares to continue to transfer and settle their interests through CREST after the effective time of our U.S. Listing in the manner in which they did prior to such time, such shareholders will receive depositary interests operated by Computershare Investor Services PLC through CREST representing ordinary shares (“DIs”) on a one for one basis. Accordingly, after the effective time of our U.S. Listing, holders of uncertificated ordinary shares (other than our affiliates) will instead be able to transfer and settle their interests in ordinary shares in CREST accounts in the form of DIs.
At the effective time of our U.S. Listing, all of our ordinary shares (other than those held by our affiliates) held in certificated form will also be transferred to and deposited with DTC. Holders of ordinary shares in certificated form in certain permitted jurisdictions, which comprise Argentina, Botswana, Brazil, Chile, Gibraltar, Guernsey, Guinea, Hong Kong, Indonesia, Isle of Man, Jersey, Mexico, Namibia, Paraguay, Peru, South Africa, South Korea, Switzerland, Taiwan and the United Kingdom (the “Permitted Jurisdictions”), will automatically be enrolled in a corporate sponsored nominee facility where Computershare Company Nominees Limited will hold DIs as nominee for such holders. Holders of ordinary shares in certificated form outside the Permitted Jurisdictions will, for 180 calendar days, have the option to (i) transfer their ordinary shares to a bank, broker or nominee who is a participant in DTC or CREST or (ii) have their ordinary shares sold in the market at the holder’s expense for the best price reasonably obtainable on their behalf; or (iii) have their ordinary shares delivered to them in certificated form. Following expiry of the 180-calendar day period, such holders will be issued a certificate in respect of their ordinary shares and will be the registered or record holder of such ordinary shares.
At the effective time of our U.S. Listing, all of our ordinary shares held by affiliates will automatically be transferred to GTU Ops Inc. (as nominee for Computershare Trust Company N.A.), and Computershare Trust Company N.A. (as depositary for the affiliate shareholders) will issue depositary receipts to the affiliate shareholders in respect of their ordinary shares on a one for one basis.
For additional details regarding our ordinary shares, see “Item 10. — Additional Information—A. Share Capital.”
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
As of October 10, 2022, the issued and fully paid share capital of Indivior was as follows:

Class of share	Issued and fully paid shares	Amount $
Ordinary shares, $0.50 nominal value per share	137,761,909	70,602,400
The Group has one class of ordinary share which carries no rights to fixed income. Each share carries the right to one vote at general meetings of the Group. The ordinary shares are listed on the Official List and traded on the London Stock Exchange. As of October 10, 2022, the Group had 137,761,909 ordinary shares in issue, each with a nominal value of $0.50 per share.
The Group does not hold any shares in Treasury. There are no restrictions on the voting rights attaching to the Group’s ordinary shares or the transfer of securities in the Group. No person holds securities of the Company which carry special voting rights with regard to control of the Company. The Group is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights.
For reconciliation of the number of shares outstanding at the beginning and end of the year, see Note 23, “Share Capital” included in “Item 18. Financial Statements – Audited Consolidated Financial Statements.” For a description of share-based options outstanding, see Note 8 “Earnings/(Loss) Per Share,” and Note 25 “Share-Based Plans” included in “Item 18. Financial Statements – Audited Consolidated Financial Statements.”
History of share capital
On September 26, 2014 (being the date of the Group’s incorporation) two ordinary shares of $2.00 each in the capital of the Group were issued and were fully paid up in cash.
On January 21, 2015, the High Court of Justice made an Order confirming the reduction of the Group’s share capital which was referred to in the prospectus published by the Group on November 17, 2014 (pages 188 to 189). Following registration of the Order of the High Court with Companies House, the capital reduction became effective on January 21, 2015. The nominal value of each ordinary share in the Group accordingly reduced from $2.00 to $0.10.
On October 10, 2022 the Group implemented a share consolidation pursuant to which every five existing ordinary shares were consolidated into one new ordinary share. The nominal value of an ordinary shares accordingly increased to $0.50. The ISIN for the new ordinary shares is GB00BN4HT335. As noted above, as of October 10, 2022, the effective date of the share consolidation, the Group had 137,761,909 ordinary shares in issue, each with a nominal value of $0.50 per share.

The following table highlights increases in the share capital of the Group since January 1, 2020:

Date	No. of Shares (Post-Consolidation)	Share issued pursuant to:
January 6, 2020	185,777.0	U.S. Employee Stock Purchase Plan
July 2, 2020	209,733.4	U.S. Employee Stock Purchase Plan
January 5, 2021	82,304.8	U.S. Employee Stock Purchase Plan
July 5, 2021	83,578.4	U.S. Employee Stock Purchase Plan
January 4, 2022	51,043.6	U.S. Employee Stock Purchase Plan
July 4, 2022	68,905.2	U.S. Employee Stock Purchase Plan
February 9, 2021	6,740.4	UK Sharesave Plan
June 29, 2021	9,411.6	UK Sharesave Plan
August 25, 2021	3,750.0	UK Sharesave Plan
August 31, 2021	750.0	UK Sharesave Plan
Sept. 28, 2021	5,588.2	UK Sharesave Plan
February 18, 2020	138,345.6	Indivior Long-Term Incentive Plan
April 7, 2020	5,568.2	Indivior Long-Term Incentive Plan
Sept. 23, 2020	3,940.4	Indivior Long-Term Incentive Plan
December 4, 2020	26,193.8	Indivior Long-Term Incentive Plan
January 12, 2021	1,401.0	Indivior Long-Term Incentive Plan
March 4, 2021	106,919.4	Indivior Long-Term Incentive Plan
June 17, 2021	34,287.8	Indivior Long-Term Incentive Plan
August 20, 2021	1,503.4	Indivior Long-Term Incentive Plan
October 14, 2021	3,580.2	Indivior Long-Term Incentive Plan
Nov. 2, 2021	122,766.8	Indivior Long-Term Incentive Plan
March 1, 2022	771,639.2	Indivior Long-Term Incentive Plan
Share Repurchases and Canceled
On July 30, 2021, the Group commenced an irrevocable share repurchase program for an aggregate purchase price up to no more than $100 million of ordinary shares. On December 23, 2021, the program concluded with the Group having repurchased 6,752,697.6 shares (adjusted for the October 2022 share consolidation) of the Group’s ordinary shares over the duration of the program.
On May 3, 2022, the Group commenced a second share repurchase program for an aggregate purchase price up to no more than $100 million of ordinary shares, which is expected to end no later than March 31, 2023.

The following table highlights decreases in the share capital of the Group since January 1, 2020:

Date	No. of Shares (Post-Consolidation)	Action
July 2021	45,379.4	Purchases of Shares for cancellation
August 2021	1,129,334.0	Purchases of Shares for cancellation
September 2021	1,171,704.0	Purchases of Shares for cancellation
October 2021	886,879.4	Purchases of Shares for cancellation
November 2021	2,086,297.4	Purchases of Shares for cancellation
December 2021	1,598,140.2	Purchases of Shares for cancellation
January 2022	51,211.0	Purchases of Shares for cancellation
February 2022	0.0	Purchases of Shares for cancellation
March 2022	0.0	Purchases of Shares for cancellation
April 2022	0.0	Purchases of Shares for cancellation
May 2022	789,121.8	Purchases of Shares for cancellation
June 2022	906,355.4	Purchases of Shares for cancellation
July 2022	708,104.2	Purchases of Shares for cancellation
August 2022	822,101.6	Purchases of Shares for cancellation
September 2022	841,392.4	Purchases of Shares for cancellation
October 2022*	0.0	Purchases of Shares for cancellation
_____________
*reflects purchases from Oct. 1, 2022 through Oct. 9, 2022.
Information about the Ordinary Shares
Rights attached to the ordinary shares
Each ordinary share ranks equally in all respects with each other ordinary share and has the same rights and restrictions as each other ordinary share. The ordinary shares rank pari passu with respect to all dividends or other distributions made, paid or declared by the Group. Further details of the rights attached to the ordinary shares in relation to dividends, attendance and voting at general meetings, entitlements on a winding-up of the Group and transferability of shares are set out in “Item 10.B. Memorandum and Articles of Association.”
Description of the type and class of securities
The ordinary shares have a nominal value of $0.50 each and the Group has one class of ordinary shares, the rights to which are detailed in the Articles, a summary of which is set out in “Item 10.B. Memorandum and Articles of Association.”
Except as described in this registration statement, the ordinary shares are credited as fully paid and free from all liens, equities, encumbrances and other interests. As described in “Item 5.A.—The Term Facility and Revolving Credit Facility,” there is a fixed charge covering all of our ordinary shares. The ordinary shares rank in full for all dividends and distributions on ordinary shares of the Group declared, made or paid after their issue.
The ordinary shares are in registered form and are capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the ordinary shares. As of October 10,, 2022, the Group held no treasury shares. No ordinary shares have been issued other than fully paid.

Rights attached to the ordinary shares
Each ordinary share ranks equally in all respects with each other ordinary share and has the same rights (including voting and dividend rights and rights on a return of capital) and restrictions as each other ordinary share, as set out in the Articles.
Subject to the provisions of the Companies Act, any equity securities issued by the Group for cash must first be offered to shareholders in proportion to their holdings of ordinary shares. The Companies Act and the Listing Rules allow for the disapplication of pre-emption rights which may be waived by a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years.
Except in relation to dividends which have been declared and rights on a liquidation of the Group, the shareholders have no rights to share in the profits of the Group.
The ordinary shares are not redeemable. However, the Group may purchase or contract to purchase any of the ordinary shares on or off-market, subject to the Companies Act and the requirements of the Listing Rules. The Group may purchase ordinary shares only out of distributable reserves or the proceeds of a new issue of shares made to fund the repurchase.
Further details of the rights attached to the ordinary shares in relation to dividends, attendance and voting at general meetings, entitlements on a winding-up of the Group and transferability of shares are set out in “Item 10.B.—Memorandum of Association.”
Description of restrictions on free transferability
The ordinary shares are freely transferable and there are no restrictions on transfer in the United Kingdom.
The Group may, under the Companies Act, send out statutory notices to those persons whom it knows or has reasonable cause to believe have an interest in its shares, asking for details of those who have an interest and the extent of their interest in a particular holding of shares. When a person receives a statutory notice and fails to provide any information required by the notice within the time specified in it, the Group can apply to the court for an order directing, among other things, that any transfer of shares which are the subject of the statutory notice is void.

B.Memorandum and Articles of Association
Unrestricted objects
The objects of the Group are unrestricted.
Limited liability
The liability of the Group’s members is limited to the amount, if any, unpaid on the shares in the Group held by them.
Change of name
The Articles allow the Group to change its name by resolution of the Board. This is in addition to the Group’s statutory ability to change its name by special resolution under the Companies Act.
Share rights
Subject to any rights attached to existing shares, shares may be issued with such rights and restrictions as the Group may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the Board may decide (as long as there is no conflict with any resolution passed by the shareholders). Such rights and restrictions shall apply as if they were set out in the Articles. Redeemable shares may be issued, subject to any rights attached to existing shares. The Board may determine the terms and conditions and the manner of redemption of any redeemable share so issued. Such terms and conditions shall apply to the relevant shares as if they were set out in the Articles. Subject to the Articles, any resolution passed by the shareholders and other shareholders’ rights, the Board may decide how to deal with any shares in the Group.
Voting rights
Members will be entitled to vote at a general meeting or class meeting whether on a show of hands or a poll, as provided in the Companies Act. The Companies Act provides that:
•on a show of hands every member present in person has one vote and every proxy present who has been duly appointed by one or more members will have one vote, except that a proxy has one vote for and one vote against if the proxy has been duly appointed by more than one member and the proxy has been instructed by one or more members to vote for and by one or more other members to vote against. For this purpose the Articles provide that, where a proxy is given discretion as to how to vote on a show of hands, this will be treated as an instruction by the relevant member to vote in the way that the proxy decides to exercise that discretion; and
•on a poll every member has one vote per share held by him and he may vote in person or by one or more proxies. Where he appoints more than one proxy, the proxies appointed by him taken together shall not have more extensive voting rights than he could exercise in person.
This is subject to any special terms as to voting which are given to any shares or on which shares are held.
In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.
Restrictions
No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the Articles) after failure to provide the Group with information concerning interests in those shares required to be provided under the Companies Act.
Dividends and other distributions
The Group may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the Group, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it is not liable to holders of shares with preferred or pari passu rights for losses arising from the payment of interim or fixed dividends on other shares.
The Board may withhold payment of all or any part of any dividends or other monies payable in respect of the Group’s shares from a person with a 0.25% or greater holding, in number or nominal value, of the shares of the Group or of any class of such shares (in each case, calculated exclusive of any shares held as treasury shares) (in this paragraph, a “0.25% interest”) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Group with information concerning interests in those shares required to be provided under the Companies Act.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.
The Board may if authorized by an ordinary resolution of the Group offer ordinary shareholders (excluding any member holding shares as treasury shares) in respect of any dividend the right to elect to receive ordinary shares by way of scrip dividend instead of cash.
Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to the Group.
The Group may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable enquiries have failed to establish any new postal address or account of the holder. The Group may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.
Variation of rights
Subject to the Companies Act, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares) or by the purchase or redemption by the Group of any of its own shares.
The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.
Transfer of shares
The shares are in registered form. Any shares in the Group may be held in uncertificated form and, subject to the Articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the Articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form, with the transfer of shares by means of a relevant system, with any provision of the legislation and rules relating to uncertificated shares or with the Group doing anything by means of a relevant system.
Subject to the Articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.
The transferor of a share is deemed to remain the holder until the transferee’s name is entered in the register.

The Board can decline to register any transfer of any share which is not a fully paid share. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer:
•is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require;
•is in respect of only one class of share; and
•if to joint transferees, is in favor of not more than four such transferees.
Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in the Articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.
The Board may decline to register a transfer of any of the Group’s certificated shares by a person with a 0.25% interest if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Group with information concerning interests in those shares required to be provided under the Companies Act, unless the transfer is shown to the Board to be pursuant to an arm’s length sale (as defined in the Articles).
Sub-division of share capital
Any resolution authorizing the Group to sub-divide any of its shares may determine that, as between the shares resulting from the sub-division, any of them may have a preference, advantage or deferred or other right or be subject to any restriction as compared with the others.
General meetings
The Articles rely on the Companies Act provisions dealing with the calling of general meetings. Under the Companies Act an annual general meeting must be called by notice of at least 21 days. The Group is a “traded company” for the purposes of the Companies Act and as such will be required to give at least 21 days’ notice of any other general meeting unless a special resolution reducing the period to not less than 14 days has been passed at the immediately preceding annual general meeting or at a general meeting held since that annual general meeting or, pending the Group’s first annual general meeting, at any general meeting.
Notice of a general meeting must be given in hard copy form, in electronic form, or by means of a website and must be sent to every member and every director. It must state the time and date and the place of the meeting and the general nature of the business to be dealt with at the meeting. As the Group is a traded company, the notice must also state the website address where information about the meeting can be found in advance of the meeting, the voting record time, the procedures for attending and voting at the meeting, details of any forms for appointing a proxy, procedures for voting in advance (if any are offered), and the right of members to ask questions at the meeting. In addition, a notice calling an annual general meeting must state that the meeting is an annual general meeting.
Each director shall be entitled to attend and speak at any general meeting. The chairman of the meeting may invite any person to attend and speak at any general meeting where he considers that this will assist in the deliberations of the meeting.
Directors
Number of Directors
The Directors shall be not less than two and not more than 15 in number (disregarding alternate directors). The Group may by ordinary resolution vary the minimum and/or maximum number of Directors.

Directors’ shareholding qualification
A Director shall not be required to hold any shares in the Group.
Appointment of Directors
Directors may be appointed by the Group by ordinary resolution or by the Board. A Director appointed by the Board holds office only until the next following annual general meeting of the Group and is then eligible for reappointment.
The Board or any committee authorized by the Board may from time to time appoint one or more Directors to hold any employment or executive office for such period and on such terms as they may determine and may also revoke or terminate any such appointment.
Retirement of Directors
At every annual general meeting of the Group any Director who has been appointed by the Board since the last annual general meeting, or who held office at the time of the two preceding annual general meetings and who did not retire at either of them, or who has held office with the Group, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself for reappointment by the members.
Removal of Directors by special resolution
The Group may by special resolution remove any Director before the expiration of his period of office.
Vacation of office
The office of a Director shall be vacated if:
•he resigns or offers to resign and the Board resolves to accept such offer;
•he is removed by notice given by all the other Directors and all the other Directors are not less than three in number;
•he is or has been suffering from mental or physical ill health and the Board resolves that his office be vacated;
•he is absent without the permission of the Board from meetings of the Board (whether or not an alternate Director appointed by him attends) for six consecutive months and the Board resolves that his office is vacated;
•he becomes bankrupt or compounds with his creditors generally;
•he is prohibited by a law from being a Director;
•he ceases to be a Director by virtue of the Companies Act; or
•he is removed from office pursuant to the Group’s Articles.
If the office of a Director is vacated for any reason, he must cease to be a member of any committee or sub-committee of the Board.
Alternate Director
Any Director may appoint any person to be his alternate and may at his discretion remove such an alternate Director. If the alternate Director is not already a Director, the appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved.

Proceedings of the Board
Subject to the provisions of the Articles, the Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the Board.
The Board may appoint a Director to be the chairman or a deputy chairman and may at any time remove him from that office. Questions arising at any meeting of the Board shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.
All or any of the members of the Board may participate in a meeting of the Board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present at the meeting and shall be entitled to vote and to be counted in the quorum.
The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons as it thinks fit, provided that the majority of persons on any committee or sub-committee must be Directors. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in the Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.
Remuneration of Directors
Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board, but the aggregate of all such fees so paid to the Directors shall not exceed £1,500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Group. Any Director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee authorized by the Board may decide, either in addition to or in lieu of his remuneration as a Director. In addition, any Director who performs services which in the opinion of the Board or any committee authorized by the Board go beyond the ordinary duties of a Director may be paid such extra remuneration as the Board or any committee authorized by the Board may determine. Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board, or committees of the Board or of the Group or any other meeting which as a Director he is entitled to attend, and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the Group’s business or in the discharge of his duties as a Director. The Group may also fund a Director’s or former Director’s expenditure and that of a Director or former Director of any holding company of the Group for the purposes permitted under the Companies Act and may do anything to enable a Director or former Director or a Director or former Director of any holding company of the Group to avoid incurring such expenditure as provided in the Companies Act.
Pensions and gratuities for Directors
The Board or any committee authorized by the Board may exercise the powers of the Group to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any Director or former Director or his relations, dependents or persons connected to him, but no benefits (except those provided for by the Articles) may be granted to or in respect of a Director or former Director who has not been employed by or held an executive office or place of profit with the Group or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the Group.

Directors’ interests
The Board may, subject to the provisions of the Articles, authorize any matter which would otherwise involve a Director breaching his duty under the Companies Act to avoid conflicts of interest. Where the Board gives authority in relation to a conflict of interest or where any of the situations described in (i) to (v) below applies in relation to a Director, the Board may (a) require the relevant Director to be excluded from the receipt of information, the participation in discussion and/or the making of decisions related to the conflict of interest or situation; (b) impose upon the relevant Director such other terms for the purpose of dealing with the conflict of interest or situation as it may determine; and (c) may provide that the relevant Director will not be obliged to disclose information obtained otherwise than through his position as a Director of the Group and that is confidential to a third party or to use or apply the information in relation to the Group’s affairs, where to do so would amount to a breach of that confidence. The Board may revoke or vary such authority at any time.
Subject to the provisions of the Companies Act, and provided he has declared the nature and extent of his interest to the Board as required by the Companies Act, a Director may:
(i)be party to, or otherwise interested in, any contract with the Group or in which the Group has a direct or indirect interest;
(ii)hold any other office or place of profit with the Group (except that of auditor) in conjunction with his office of Director for such period and upon such terms, including remuneration, as the Board may decide;
(iii)act by himself or through a firm with which he is associated in a professional capacity for the Group or any other company in which the Group may be interested (otherwise than as auditor);
(iv)be or become a Director or other officer of, or employed by or a party to a transaction or arrangement with, or otherwise be interested in any holding company or subsidiary company of the Group or any other company in which the Group may be interested; and
(v)be or become a Director of any other company in which the Group does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a Director of that other company.
A Director shall not, by reason of his office be liable to account to the Group or its members for any benefit realized by reason of having an interest permitted as described above or by reason of having a conflict of interest authorized by the Board and no contract shall be liable to be avoided on the grounds of a Director having any such interest.
Restrictions on voting
No Director may vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Group or any other company in which the Group is interested save to the extent permitted specifically in the Articles.
Subject to certain exceptions set out in the Articles, no Director may vote on, or be counted in a quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest and, if he does so, his vote shall not be counted.
Subject to the Companies Act, the Group may by ordinary resolution suspend or relax to any extent the provisions relating to Directors’ interests or the restrictions on voting or ratify any transaction not duly authorized by reason of a contravention of such provisions.

Borrowing and other powers
Subject to the Articles and any directions given by the Group by special resolution, the business of the Group will be managed by the Board who may exercise all the powers of the Group, whether relating to the management of the business of the Group or not. In particular, the Board may exercise all the powers of the Group to borrow money, to guarantee, to indemnify, to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the Group or of any third party. The Board must restrict the borrowings of the Group and exercise all voting and other rights or powers of control exercisable by the Group in relation to its subsidiary undertakings so as to secure that, save with the previous sanction of an ordinary resolution, no money shall be borrowed if the aggregate principal amount outstanding of all borrowings (as defined in the Articles) by the Indivior Group (exclusive of borrowings within the Indivior Group) then exceeds, or would as a result of such borrowing exceed, an amount equal to three times the adjusted capital and reserves (as defined in the Articles).
Indemnity of Directors
To the extent permitted by the Companies Act, the Group may indemnify any Director or former Director of the Group or any associated company against any liability and may purchase and maintain for any Director or former Director of the Group or any associated company insurance against any liability.
Methods of service and communications with Shareholders
Any notice, document (including a share certificate) or other information may be sent or supplied to any Shareholder by the Group personally, by post, by means of a relevant system, by sending or supplying it in electronic form to an address notified by the Shareholder to the Group for that purpose, where appropriate, by means of a website and notifying the Shareholder of its availability, or by any other means authorized in writing by the Shareholder. For joint shareholders, any notice, document (including a share certificate) or other information may be sent or supplied to any one of the joint holders and will be treated as having been sent or supplied to all the joint holders.
The United Kingdom City Code on Takeovers and Mergers
The United Kingdom City Code on takeovers and mergers (the “City Code”) applies to the Group. Under the City Code, if an acquisition of an interest in the Group’s ordinary shares were to increase the aggregate holding of an acquirer and its “concert parties” to an interest in the Group’s ordinary shares carrying 30% or more of the voting rights in the Group, the acquirer and, depending upon the circumstance, its concert parties, would be required (except with the consent of the UK Takeover Panel) to make an offer in cash (or accompanied by a cash alternative) for the outstanding ordinary shares in the Group at a price not less than the highest price paid for any interest in the Group’s ordinary shares by the acquirer or its concert parties during the 12 months prior to the announcement of the offer. A similar obligation to make such a mandatory offer would also arise on the acquisition of the Group’s ordinary shares by a person (together with its concert parties) interested in the Group’s ordinary shares carrying between 30% and 50% of the voting rights in the Group if the effect of such acquisition were to increase the percentage of shares carrying voting rights in which he or she is interested.
Differences in Corporate Law between England and the State of Delaware
As a public limited company incorporated under the laws of England and Wales, the rights of our shareholders are governed by applicable English law, including the Companies Act, and not by the law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are applicable to directors and shareholders of U.S. corporations. We have set out below a summary of the differences between the provisions of the Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to English law, Delaware law and our Articles of Association. Before investing, you should consult your legal advisor regarding the impact of English corporate law on your specific circumstances and reasons for investing. The summary below does not include a description of rights or obligations under the U.S. federal securities laws or stock market listing requirements. You are also urged to carefully read the relevant provisions of the Delaware General Corporation Law and the Companies Act for a more complete understanding of the differences between Delaware and English law.

	Delaware	England
Number of Directors
Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless specified in the certificate of incorporation.
Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.
Removal of Directors
Under Delaware law, directors may be removed from office, with or without cause, by a majority shareholder vote, except (a) in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, unless otherwise provided in the certificate of incorporation, and (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and certain other procedural requirements under the Companies Act are followed (such as allowing the director to make representations against his or her removal at the meeting and/or in writing).

Vacancies on the Board of Directors
Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless otherwise provided in the certificate of incorporation or bylaws of the corporation.

Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually unless a resolution of the shareholders that such resolutions do not have to be voted on individually is first agreed to by the meeting without any vote being given against it.

Annual General Meeting
Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

Under the Companies Act, a public limited company must hold an annual general meeting each year. This meeting must be held within six months beginning with the day following the company’s accounting reference date.

General Meeting	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors. Shareholders holding at least 5% of the paid-up capital (excluding any paid-up capital held as treasury shares) of the company carrying voting rights at general meetings can also require the directors to call a general meeting.

	Delaware	England
Notice of General Meetings
Under Delaware law, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

The Companies Act provides that a general meeting (other than an adjourned meeting) must be called by notice of:
•in the case of an annual general meeting, at least 21 days; and
•in any other case, at least 14 days.
The company’s articles of association may provide for a longer period of notice and, in addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Quorum
The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than 1/3 of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.
Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person or by proxy) shall constitute a quorum.
Proxies
Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy (or, in the case of a shareholder which is a corporate body, may appoint a corporate representative).

	Delaware	England
Issue of New Shares
Under Delaware law, if the company’s certificate of incorporation so provides, the directors have the power to issue additional stock for consideration consisting of cash, any tangible or intangible property, or any benefit to the company or any combination thereof.

Under the Companies Act, the directors of a company must not exercise any power to allot shares or grant rights to subscribe for, or to convert any security into, shares unless they are authorized to do so by the company’s articles of association or by an ordinary resolution of the shareholders.
Any authorization given must state the maximum amount of shares that may be allotted under it and specify the date on which it will expire, which must be not more than five years from the date the authorization was given. The authority can be renewed by a further resolution of the shareholders.

Preemptive Rights
Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

Under the Companies Act, “equity securities” (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

	Delaware	England
Liability of Directors and Officers
Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
•any breach of the director’s duty of loyalty to the corporation or its shareholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•willful or negligent payment of unlawful dividends or stock purchases or redemptions; or
•any transaction from which the director derives an improper personal benefit.

Under the Companies Act, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.
Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to: (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company, which must not cover fines imposed in criminal proceedings, penalties imposed by regulatory bodies arising out of non-compliance with regulatory requirements, the defense costs of criminal proceedings where the director is found guilty, the defense costs of civil proceedings successfully brought against the director by the company or an associated company, or the costs of unsuccessful applications by the director for certain reliefs); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

	Delaware	England
Voting Rights	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder of record is entitled to one vote for each share of capital stock held by such shareholder.
Under English law, unless a poll is demanded by the shareholders of a company or is required by the Chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands.
Under the Companies Act, a poll may be demanded by: (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attached to treasury shares); or (iii) any shareholder (s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.
Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present and entitled to do so (in person or by proxy) at the meeting.

	Delaware	England
Variation of Class Rights
Under Delaware law, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

The Companies Act provides that rights attached to a class of shares may only be varied or abrogated in accordance with provision in the company’s articles for the variation or abrogation of those rights or, where the company’s articles contain no such provision, if the holders of shares of that class consent to the variation or abrogation. Consent for these purposes means:
•consent in writing from the holders of at least 75% in nominal value of the issued shares of that class (excluding any shares held as treasury shares); or
•a special resolution passed at a separate meeting of the holders of that class sanctioning the variation.
The Companies Act provides that the quorum for a class meeting is not less than two persons holding or representing by proxy at least one-third of the nominal value of the issued shares of that class (excluding any shares held as treasury shares). Following a variation of class rights, shareholders who amount to not less than 15% of the shareholders of the class in question who did not approve the variation may apply to court to have the variation cancelled. Any application must be made within 21 days of the variation. The court may cancel the variation if it is satisfied having regard to all the circumstances of the case that the variation would unfairly prejudice the shareholders of the class represented by the applicant.

	Delaware	England
Shareholder Vote on Certain Transactions
Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
•the approval of the board of directors; and
•approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.
Under Delaware law, a contract or transaction between the company and one or more of its directors or officers, or between the company and any other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall not be void solely for this reason, or solely because the director or officer participates in the meeting of the board which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:
•the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board, and the board in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;
•the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or
•the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the shareholders.

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors that may be used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:
•the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and
•the approval of the court.
Once approved, sanctioned and effective, all shareholders or creditors of the relevant class and the company are bound by the terms of the scheme.
In addition, the Companies Act provides for restructuring plans, which may be used by a company only for the purpose of reducing or mitigating the effects of financial difficulties it is encountering that may affect its ability to carry on business as a going concern. These plans are similar to schemes of arrangement, but: the only shareholder or creditor approval required is that of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the members present and voting of one class of shareholders or creditors that would have a genuine economic interest in the company if the plan were not approved; and if that approval is obtained, members of any other class of shareholders or creditors will be bound by the restructuring plan if they will not as a result be worse off than if the plan were not approved and the court grants its approval.
The Companies Act also contains certain provisions relating to transactions between a director and the company, including transactions involving the acquisition of substantial non-cash assets from a director (or person connected with a director) or the sale of substantial noncash assets to a director (or person connected with a director), and loans, quasi-loans and credit transactions between a company and a director or certain connected persons of directors. If such transactions meet certain thresholds set out within the Companies Act the approval of shareholders by ordinary resolution will be required.

	Delaware	England
Standard of Conduct for Directors
Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders. Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. The director must not use his or her corporate position for personal gain or advantage. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Under English law, a director owes various statutory and fiduciary duties to the company, including:
•to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;
•to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company;
•to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;
•to exercise independent judgment;
•to exercise reasonable care, skill and diligence;
•not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and
•to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Shareholder Suits
Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
•state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law;
•allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or
•state the reasons for not making the effort. Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit.

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust, subject to complying with the procedural requirements under the Companies Act and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some or all of its shareholders.

C.Material Contracts
Our material contracts include:
•The Fourth Amendment (and Restatement of) Credit Agreement, dated as of April 26, 2022 among Indivior Finance S.A.R.L., Indivior SMTM LLC, RBP Global Holdings Limited, and certain other Loan Parties, and Morgan Stanley Senior Funding, Inc. For a description of this contract, see “Item 5. Operating and Financial Review and Prospects—B Liquidity and Capital Resources.”
•Second Amended and Restated Relationship Agreement with Scopia Capital Management LP dated as of July 7, 2022. For a description of this contract, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
•Agreements with JPMorgan regarding American Depositary Shares. Deposit Agreement dated as of December 23, 2014 between Indivior PLC, JPMorgan Chase Bank, N.A., as Depositary and Owners and Holders from time to time of the American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt.; Notice of Termination dated October 3, 2022 related to that certain Deposit Agreement dated as of December 23, 2014 between Indivior PLC, JPMorgan Chase Bank, N.A.; Letter Agreement dated August 4, 2022 related to that certain Deposit Agreement dated as of December 23, 2014 between Indivior PLC, JPMorgan Chase Bank, N.A. For a description of our agreements with JPMorgan, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”
•Resolution Agreement. On July 24, 2020, Indivior Inc. settled with the DOJ, FTC, and U.S. state attorneys general the criminal and civil liability in connection with a multi-count indictment brought in April 2019 by a grand jury in the Western District of Virginia, a civil lawsuit joined by the DOJ in 2018, and an FTC investigation related to alleged charges of healthcare fraud, wire fraud, mail fraud, conspiracy in connection with marketing and promotion practices, pediatric safety claims, and over-prescribing of SUBOXONE Film and/or SUBOXONE Tablet by certain physicians. A wholly-owned subsidiary of Indivior PLC pleaded guilty to a single count of making a false statement relating to healthcare matters in 2012 in violation of 18 U.S.C. Section 1035. Indivior agreed to make payments to federal and state authorities totaling $600 million (plus applicable interest of 1.25% on a portion of that total amount), of which $200 million has been paid, and agreed to a stipulated injunction with the FTC, specific compliance measures with the DOJ, and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services. Interest accrues on certain portions of the resolution which will be paid together with the annual installment payments. Under the terms of the Resolution Agreement, Indivior Inc. has agreed to compliance terms regarding its sales and marketing practices. The Resolution Agreement contains certain requirements, such as reporting obligations and that the Group’s CEO (a) certify on an annual basis that, to the best of the CEO’s knowledge, after a reasonable inquiry, Indivior Inc. was in compliance with the Federal Food, Drug and Cosmetic Act and implementing regulations governing the manufacture, marketing, sale, promotion, and distribution of Indivior products in the U.S. and has not committed healthcare fraud, or (b) provide a certified list of all non-compliant activity and steps taken to remedy the activity. Indivior Inc. is subject to contempt prosecution if it fails to comply with any terms of the Resolution Agreement. See also, “Item 3. Key Information—D. Risk Factors—’Compliance with the terms and conditions of our Corporate Integrity Agreement, the Resolution Agreement with the United States Attorney’s Office for the Western District of Virginia and Consumer Protection Branch, and the Stipulated Order for Permanent Injunction and Equitable Monetary Relief with the FTC, requires significant resources and management time and, if we fail to comply, we could be subject to penalties or, under certain circumstances, excluded from government healthcare programs, which would materially adversely affect our business.’”
•Stipulated Order for Permanent Injunction and Equitable Monetary Relief in the U.S. District Court for the Western District of Virginia, Abingdon, between the FTC and Indivior Inc. entered July 24,

2020. As part of the resolution with the FTC and as detailed in the text of the stipulated order, for a ten-year period Indivior Inc. is required to make and provide specified disclosures and notifications to the FTC, including, among other items, regular written reports on Indivior Inc.’s compliance with the stipulated order and any proposed changes to Indivior Inc.’s corporate structure, and is prohibited from certain conduct related to, among other items, the filing of a New Drug Application for a Follow-on Drug Product with the United States Food and Drug Administration (FDA), the filing of a Citizen Petition with the FDA, or bringing a new drug product to market in the United States. Indivior Inc. also agreed to make a payment of $10 million to the FTC. See also, “Item 3. Key Information—D. Risk Factors—’Compliance with the terms and conditions of our Corporate Integrity Agreement, the Resolution Agreement with the United States Attorney’s Office for the Western District of Virginia and Consumer Protection Branch, and the Stipulated Order for Permanent Injunction and Equitable Monetary Relief with the FTC, requires significant resources and management time and, if we fail to comply, we could be subject to criminal chargers, penalties, or, under certain circumstances, excluded from government healthcare programs, which would materially adversely affect our business.’”
•Corporate Integrity Agreement between the Officer of Inspector General of the Department of Health and Human Services and Indivior Inc. made as of July 24, 2020. In addition to the Resolution Agreement, Indivior Inc. entered into a five-year CIA with the HHS-OIG. The five-year CIA requires, among other things, that Indivior Inc. implement measures designed to ensure compliance with the statutes, regulations, and written directives of U.S. Medicare, U.S. Medicaid, and all other U.S. Federal healthcare programs, as well as with the statutes, regulations, and written directives of the U.S. Food and Drug Administration. Furthermore, Indivior Inc. is subject to additional periodic reporting and monitoring requirements related to the CIA. In addition, the CIA requires reviews by an independent review organization who will submit audit findings to HHS-OIG and a review by a Board Compliance Expert, who will prepare two compliance assessment reports in the first and third reporting periods of the CIA and compliance-related certifications from Indivior Inc.’s executives and Board members, and the implementation of a risk assessment and mitigation process. The CIA sets forth specified monetary penalties that may be imposed on a per day basis for failure to comply with the obligations specified in the CIA. The CIA also includes specific procedures under which Indivior Inc. must notify HHS-OIG if it fails to meet the requirements under the CIA. In the event that HHS-OIG determines Indivior Inc. to be in material breach of certain requirements of the CIA (including, repeated violations or any flagrant obligations under the CIA, a failure by Indivior Inc. to report a reportable event and/or take corrective action, a failure to engage and use an independent review organization, a failure to respond to certain requests from HHS-OIG), Indivior Inc. may be subject to exclusion from participation in the U.S. federal healthcare programs, which would have a severe impact on Indivior Inc.’s ability to comply with the financial covenants in Indivior Inc.’s debt facility, maintain sufficient liquidity to fund its operations, pay off its debt, generate future revenue and ultimately impact Indivior Inc.’s viability. See also, “Item 3. Key Information—D. Risk Factors—’Compliance with the terms and conditions of our Corporate Integrity Agreement, the Resolution Agreement with the United States Attorney’s Office for the Western District of Virginia and Consumer Protection Branch, and the Stipulated Order for Permanent Injunction and Equitable Monetary Relief with the FTC, requires significant resources and management time and, if we fail to comply, we could be subject to criminal charges, penalties or, under certain circumstances, excluded from government healthcare programs, which would materially adversely affect our business.’”
•Lease of Land and Buildings at Dansom Lane, Hull HU8 7DS, by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, dated December 1, 2014. Under the terms of the lease, the Group has an exclusive right of use of the subject property for a 150-year term beginning on December 1, 2014. The lease is subject to certain affirmative and restrictive covenants usual to such contracts, including, among other items, limitations on the ability of the parties to sublet, assign, or sell the subject premises.

•Certain incentive compensation, employee benefit, and related agreements may be considered to be material contracts, including (i) the Indivior PLC Annual Incentive Plan, (ii) the Indivior PLC Long-Term Incentive Plan, (iii) the trust deed in respect of the Indivior PLC Employee Benefits Trust, (iv) the Indivior PLC Savings-Related Share Option Plan, (v) the Indivior PLC U.S. Employee Stock Purchase Plan, (vi) the Indivior PLC Deferred Compensation Plan, and (vii) the Indivior Global Stock Profit Plan. For descriptions of these agreements, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”
•Copacker Supply Agreement by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, originally made December 23, 2014, as amended March 29, 2019. Under the terms of the agreement, Reckitt Benckiser Healthcare (UK) Limited serves as the exclusive manufacturer and supplier of certain products and services, including SUBUTEX tablets, and SUBOXONE Tablets, and TEMGESIC injectables and sublingual tablets, for a ten-year term beginning on January 1, 2019.
•Commercial Exploitation Agreement by and between Aquestive (f/k/a/ MonoSol Rx, LLC) and Reckitt Benckiser Pharmaceuticals Inc., dated August 15, 2008, as amended on August 19, 2009, November 13, 2009, March 30, 2010, October 13, 2010, December 15, 2010, December 9, 2011, December 1, 2012, October 14, 2013 (by Addendum A), July 30, 2014 (by Addendum B), January 12, 2017, November 25, 2019, and December 29, 2020. Under the terms of the agreement, Aquestive has granted certain exclusive rights to the Group, including an exclusive license under Aquestive patents to use and sell SUBOXONE sublingual film, and the Group has granted certain exclusive rights to Aquestive, including an exclusive right to manufacture SUBOXONE sublingual film.
•Master Manufacturing Services Agreement between Patheon Manufacturing Services LLC and Indivior UK Limited made April 6, 2018. Under the terms of the agreement, Patheon has been engaged by the Group to supply the component of our SUBLOCADE and PERSERIS products for a term ending on December 31, 2022.
•Master Development and Supply Agreement by and between Curia Massachusetts, Inc. and Indivior UK Limited made January 1, 2022. Under the terms of the agreement, the Group has engaged Curia to manufacture and supply components of our SUBLOCADE and PERSERIS products and to provide related development services for a five-year term beginning on January 1, 2022.
•Packaging and Supply Agreement between Sharp Corporation and Indivior UK Limited made September 7, 2017, as last amended May 9, 2021. Under the terms of the agreement, Sharp serves as the exclusive packager and supplier for our products.
•Master Collaboration Agreement between Indivior UK Limited and Aelis Farma SAS made June 3, 2021. For a description of this contract, see “Item 4. Information on the Company—B Business Overview, Long-term pipeline.”
•Agreement and Plan of Merger among Indivior PLC, Indivior Inc., Olive Acquisition Sub, Inc., and Opiant Pharmaceuticals, Inc. dated as of November 13, 2022. For a description of this contract, see “Item 4. Information on the Company—A. History and Development of the Company—Acquisition of Opiant—Merger Agreement.”
•Form of Contingent Value Rights Agreement between Indivior Inc., Olive Acquisition Sub, Inc., and a rights agent to be selected by Indivior Inc. and Opiant, dated as of November 13, 2022, included as Annex II to the Agreement and Plan of Merger. For a description of this contract, see “Item 4. Information on the Company—A. History and Development of the Company—Acquisition of Opiant—CVR Agreement.”

D.Exchange Controls
Other than certain economic sanctions which may be in place from time to time, there are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payment to holders of ordinary shares who are non-residents of the United Kingdom. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to nonresidents of the United Kingdom under English law or Indivior’s articles of association on the right to be a holder of, and to vote in respect of, the ordinary shares.
E.Taxation
Taxation in the United States
The following discussion is a general summary based on present law of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of the ownership and disposition of ordinary shares. This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of ordinary shares; it is not a substitute for tax advice. It applies only to U.S. Holders that hold ordinary shares as capital assets and use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder’s particular circumstances, including U.S. Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), U.S. expatriates, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 5% or more of the total combined voting power of the Group’s voting stock or of the total value of the Group’s equity interests, investors that hold ordinary shares in connection with a permanent establishment or fixed base outside the United States, or investors that hold ordinary shares as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address U.S. federal taxes other than the income tax (such as estate or gift taxes) or U.S. state and local, or non-U.S. tax laws or considerations.
As used in this section, “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.
The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds ordinary shares generally will depend on the status of the partner and the activities of the partnership. Partnerships that hold ordinary shares should consult their own tax advisors regarding the specific U.S. federal income tax consequences to their partners of the partnership’s ownership and disposition of ordinary shares.
Dividends
Subject to the discussion below under “– Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property (other than certain pro rata distributions of ordinary stock) with respect to ordinary shares will be included in a U.S. Holder’s gross income as ordinary income from foreign sources when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends received by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income if the Group qualifies for the benefits of the income tax treaty between the United States and the United Kingdom and the Group is not a passive foreign investment company (a “PFIC”) as to the U.S. Holder in the year of distribution or the preceding year.

Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt, whether or not the currency is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.
Dividends received by certain non-corporate U.S. Holders generally will be includible in “net investment income” for purposes of the Medicare contribution tax.
Dispositions
Subject to the discussion below under “– Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the disposed ordinary shares. Any gain or loss generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the U.S. Holder’s holding period exceeds one year. Deductions for capital loss are subject to significant limitations.
A U.S. Holder that receives a currency other than U.S. dollars on the sale or other disposition of ordinary shares will realize an amount equal to the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the ordinary shares are traded on an “established securities market” at the time of disposition, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). A U.S. Holder that does not determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss if the U.S. dollar value of the currency received at the spot rate on the settlement date differs from the amount realized. A U.S. Holder will have a tax basis in the currency received equal to its U.S. dollar value at the spot rate on the settlement date. Any foreign currency gain or loss realized on the settlement date or on a subsequent conversion of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.
Capital gains from the sale or other disposition of ordinary shares received by certain non-corporate U.S. Holders generally will be includible in “net investment income” for purposes of the Medicare contribution tax.
Passive Foreign Investment Company Rules
Based on the composition of the Group’s current gross assets and income and the manner in which the Group expects to operate its business in future years, the Group believes that it should not be classified as a PFIC for U.S. federal income tax purposes for the Group’s current taxable year and does not expect to be so classified in the foreseeable future. In general, a non-U.S. corporation will be a PFIC for any taxable year in which, taking into account a pro rata portion of the income and assets of 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average quarterly value of its assets are assets that produce, or are held for the production of, passive income or which do not produce income. For this purpose, passive income generally includes, among other things and subject to various exceptions, interest, dividends, rents, royalties and gains from the disposition of assets that produce passive income. Whether the Group is a PFIC is a factual determination made annually, and the Group’s status could change depending among other things upon changes in the composition and relative value of its gross receipts and assets. Because the market value of the Group’s assets (including for this purpose goodwill) may be measured in large part by the market price of the ordinary shares, which is likely to fluctuate, no assurance can be given that the Group will not be a PFIC in the current year or in any future taxable year.

If the Group were a PFIC for any taxable year in which a U.S. Holder holds ordinary shares, such U.S. Holder would be subject to additional taxes on any excess distributions and any gain realized from the sale or other taxable disposition of ordinary shares (including certain pledges) regardless of whether the Group continues to be a PFIC. A U.S. Holder will have an excess distribution to the extent that distributions on ordinary shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the Group became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.
A U.S. Holder may be able to avoid some of the adverse impacts of the PFIC rules described above by electing to mark ordinary shares to market annually. The election is available only if the ordinary shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange (which includes Nasdaq). If a U.S. Holder makes the mark-to-market election, any gain from marking Shares to market or from disposing of them would be ordinary income. Any loss from marking ordinary shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking ordinary shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of mark-to-market gains previously included in income. No assurance can be given that the ordinary shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid mark-to-market election cannot be revoked without the consent of the IRS unless the ordinary shares cease to be marketable stock.
U.S. Holders should consult their own tax advisors concerning the Group’s possible PFIC status and the consequences to them if the Group were classified as a PFIC for any taxable year.
Information Reporting and Backup Withholding
Dividends on and proceeds from the sale or other disposition of ordinary shares may be reported to the IRS unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Any amount withheld may be credited against the holder’s U.S. federal income tax liability subject to certain rules and limitations. U.S. Holders should consult with their own tax advisers regarding the application of the U.S. information reporting and backup withholding rules.
Certain non-corporate U.S. Holders are required to report information with respect to ordinary shares not held through an account with a domestic financial institution to the IRS. U.S. Holders that fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from their investment in ordinary shares.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR U.S. HOLDER. EACH U.S. HOLDER OF ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF ORDINARY SHARES IN LIGHT OF THE U.S. HOLDER’S OWN CIRCUMSTANCES.
Taxation in the United Kingdom
The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of the ordinary shares. They are based on current UK law and what is understood to be the current practice of HM Revenue and Customs (“HMRC”) as at the date of this registration statement, both of which may change, possibly with retroactive effect. They apply only to shareholders who are resident, and in the case of individuals domiciled, for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their ordinary shares as an investment (other than where a tax exemption applies, for example where the ordinary shares are held in an individual savings account or pension arrangement) and who are the absolute beneficial owner of both the ordinary shares and any dividends paid on them. The tax position of certain categories of shareholders who are subject to special rules is not considered (except insofar as express reference is made to the treatment of exempt shareholders) and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons acquiring their ordinary shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds, and temporary non-residents and non-residents carrying on a trade, profession or vocation in the UK.
The statements summarize the current position and are intended as a general guide only. Shareholders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own professional advisers.
Income from Ordinary Shares
Indivior is not required to withhold UK tax when paying a dividend. Liability to tax on dividends will depend upon the individual circumstances of a shareholder.
UK Resident Individual Shareholders
Under current UK tax rules specific rates of tax apply to dividend income. These include (i) a nil rate of tax (the “dividend allowance”) for the first £2,000 of non-exempt dividend income in any tax year (to be reduced to £1,000 from April 6, 2023 and to £500 from April 6, 2024 in line with changes announced by the UK Chancellor of the Exchequer in the Autumn Statement delivered on November 17, 2022), and (ii) different rates of tax for dividend income that exceeds the dividend allowance. No tax credit attaches to dividend income. For these purposes “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares.
An individual shareholder who is resident for tax purposes in the United Kingdom and who receives a dividend from Indivior will not be liable to UK tax on the dividend to the extent that (taking account of any other non-exempt dividend income received by the shareholder in the same tax year) that dividend falls within the dividend allowance.
To the extent that (taking account of any other non-exempt dividend income received by the shareholder in the same tax year) the dividend exceeds the dividend allowance, it will be subject to income tax at 8.75% to the extent that it falls below the threshold for higher rate income tax. To the extent that (taking account of other non-exempt dividend income received by the shareholder in the same tax year) it falls above the threshold for higher rate income tax then the dividend will be taxed at 33.75% to the extent that it is within the higher rate band, or 39.25% to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition, dividends within the dividend allowance which would (if there was no dividend allowance) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded.
UK Resident Corporate Shareholders
It is likely that most dividends paid on the ordinary shares to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules.

UK Resident Exempt Shareholders
UK resident shareholders who are not liable to UK tax on dividends, including exempt pension funds and charities, are not entitled to any tax credit in respect of dividends paid by the Group.
Non-UK Resident Shareholders
No tax credit will attach to any dividend paid by Indivior. A shareholder resident outside the UK may also be subject to non-UK taxation on dividend income under local law. A shareholder who is resident outside the UK for tax purposes should consult his or her own tax adviser concerning his or her tax position on dividends received from the Group.
Disposal of Shares
UK Resident Shareholders
A disposal or deemed disposal of ordinary shares by a shareholder who is resident in the UK for tax purposes may, depending upon the shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.
Non-UK Resident Shareholders
Shareholders who are not resident in the UK will not generally be subject to UK taxation of capital gains on the disposal or deemed disposal of ordinary shares unless they are carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate shareholder, a permanent establishment) in connection with which the ordinary shares are used, held or acquired. Non-UK tax resident shareholders may be subject to non-UK taxation on any gain under local law.
An individual shareholder who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as resident outside the UK for the purposes of a double tax treaty for a period of five years or less and who disposes of all or part of his or her ordinary shares during that period may be liable to capital gains tax on his or her return to the UK, subject to any available exemptions or reliefs.
Stamp Duty and Stamp Duty Reserve Tax
No UK stamp duty will be payable in respect of transfers of the ordinary shares, provided that no written instrument of transfer is entered into (which should not be necessary, while the ordinary shares are held within the DTC clearance system).
While the ordinary shares are held within the DTC clearance system (and provided the DTC satisfies various conditions specified in UK legislation), agreements to transfer such shares should not be subject to stamp duty reserve tax (“SDRT”). The Group has received HMRC clearance confirming that agreements to transfer ordinary shares which are held by way of DIs which will represent ordinary shares held within the DTC clearance system (see “Item 9. The Offer and Listing—A. Offer and Listing Details,” for a description of the DIs) will not be subject to UK SDRT.
Transfers of, or agreements to transfer, ordinary shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not, provided that the other clearance system or depositary receipt system satisfies various conditions specified in UK legislation, be subject to UK stamp duty or SDRT.
In the event that ordinary shares are not held in the DTC clearance system (or such ordinary shares have left the DTC clearance system, other than into another clearance system or depositary receipt system), and are to be subsequently transferred (or transferred back) into the DTC clearance system, such ordinary shares will not be transferred (or transferred back) into the DTC clearance system until the transferor of the ordinary shares has first transferred the ordinary shares to a depositary specified by us so that stamp duty (and/or SDRT) may be collected and paid to HMRC in connection with such transfer to the depositary. We have put in place arrangements such that prior to being transferred (or transferred back) into the DTC clearance system, ordinary shares must be transferred to GTU Ops Inc. (as depositary nominee for Computershare Trust Company N.A. (acting in its capacity as depositary)) or to such other relevant depositary and depositary nominee entities within the Computershare group as may be specified by Computershare. Before effecting the transfer of the ordinary shares to the relevant depositary nominee (as nominee for the relevant depositary), for onward transfer into the DTC clearance system, the transferor will be required to provide Computershare Trust Company N.A. (acting in its capacity as transfer agent) (the “Transfer Agent”) with the funds necessary to settle any stamp duty (and/or SDRT) in respect of such transfer of ordinary shares, which would generally be charged at the rate of 1.5% of the value of the ordinary shares. Once the Transfer Agent has been provided with the necessary funds, all stamp tax obligations have been complied with by the relevant transferor and/or the Transfer Agent and the transfer of the ordinary shares from the transferor to the relevant depositary nominee (as nominee for the relevant depositary) has been effected, the relevant depositary will then issue depositary receipts in respect of the ordinary shares on a one for one basis. On instruction by, or on behalf of, the relevant transferor, the relevant depositary will then cancel the depositary receipts representing the ordinary shares and instruct the relevant depositary nominee to transfer the ordinary shares into the DTC clearance system.
If the ordinary shares were transferred by way of written instrument, then UK stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given would generally be payable on the written instrument transferring the ordinary shares. Other than in the circumstances described above for ordinary shares held in (or transferred to) the DTC clearance system (including ordinary shares that are held by way of DIs), a charge to SDRT will also arise on an unconditional agreement to transfer shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee. An exemption from stamp duty is available on an instrument transferring shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000.
Inheritance Tax
Liability to UK inheritance tax may arise in respect of ordinary shares on the death of, or on a gift of ordinary shares by, an individual holder of such ordinary shares who is domiciled, or deemed to be domiciled, in the UK.
The ordinary shares, if held directly, rather than as DIs, will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile.
Further, DIs may be treated as assets situated in the UK for the purposes of UK inheritance tax. Accordingly, the death of a holder of DIs or a gift of DIs by a holder may give rise to a liability to UK inheritance tax, even if the holder is neither domiciled nor deemed to be domiciled in the UK.
For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold ordinary shares, bringing them within the charge to inheritance tax. Shareholders should consult an appropriate tax adviser if they make a gift or transfer at less than full market value or if they intend to hold any ordinary shares or DIs through trust arrangements.
F.Dividends and Paying Agents
For a discussion of the declaration and payment of dividends on our ordinary shares, see “Item 10.B.—Dividends and other distributions.”
G.Statement by Experts
The financial statements of Indivior PLC as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 included in this registration statement on Form 20-F have been so included in reliance on the audit report of PricewaterhouseCoopers U.S. LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers U.S. LLP is registered with the U.S. Public Company Accounting Oversight Board (PCOAB).
H.Documents on Display
When this registration statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information and this registration statement may be inspected without charge and copied at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.
As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, for so long as we are listed on a U.S. exchange and are registered with the SEC, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on a Form 6-K, all financial statements and other information required to be furnished on Form 6-K.
I.Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, cash flow and interest rate risk), credit risk and liquidity risk. Further information can be found under Note 15 “Financial Instruments and Risk Management” included in “Item 18. Financial Statements—Audited Consolidated Financial Statements.”
b. Qualitative Information about Market Risk
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, cash flow and interest rate risk), credit risk and liquidity risk. Further information can be found under Note 15 “Financial Instruments and Risk Management” included in “Item 18. Financial Statements—Audited Consolidated Financial Statements.”
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15: CONTROLS AND PROCEDURES
Not applicable.
ITEM 16. [Reserved]
ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
ITEM 16B: CODE OF ETHICS
Not applicable.
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F: CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT
The certifying accountant of the Group as of, and for, the fiscal years ended December 31, 2021 and 2020 was PricewaterhouseCoopers LLP (UK) (“PwC UK”). PwC UK will continue as the Group’s certifying accountant under International Auditing Standards applicable for the United Kingdom for UK regulatory purposes and for purposes of our listing on the London Stock Exchange.
In connection with our contemplated dual listing on the Nasdaq Global Select Market, the Audit Committee approved the appointment of PricewaterhouseCoopers LLP (US) (“PwC US”) as the Group’s independent registered public accounting firm for the fiscal year ended December 31, 2022, effective September 28, 2022.
PwC-US participated in a portion of the audit of the Group’s consolidated financial statements for the years ended December 31, 2021 and December 31, 2020. During the Group’s two most recent years ended December 31, 2021 and December 31, 2020 and in the subsequent interim period through September 30 2022, other than in the normal course of the audit, the Group did not consult PwC US regarding either
a.the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Group's financial statements; or

b.any matter that was either the subject of a disagreement or a reportable event.
The audit reports of PwC UK on our consolidated financial statements as of and for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through September 30 2022, there were no disagreements between us and PwC UK on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PwC UK would have caused PwC UK to make reference to the subject matter of the disagreements in connection with its reports for such fiscal years; and there were no reportable events as defined in “Item 16F. (a)(1)(v)” of Form 20-F.
The Group provided PwC UK with a copy of this disclosure. PwC UK furnished the Group with a letter addressed to the U.S. SEC stating that it agreed with the statements made by the Group, which the Group files as Exhibit 16.1 to this registration statement.
ITEM 16G: CORPORATE GOVERNANCE
Not applicable.
ITEM 16H: MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17: FINANCIAL STATEMENTS
We have elected to furnish financial statements and related information specified in “Item 18”.
ITEM 18: FINANCIAL STATEMENTS
See the Financial Statements beginning on page F-1.

Condensed Consolidated Interim Income Statement

For the three and nine months ended September 30 (in millions)	Notes	Unaudited Q3 2022	Unaudited Q3 2021	Unaudited YTD 2022	Unaudited YTD 2021
Net Revenue	2	232	187	659	568
Cost of sales		(40)	(26)	(115)	(88)
Gross Profit		192	161	544	480
Selling, general and administrative expenses	3	(115)	(131)	(331)	(299)
Research and development expenses	3	(20)	(11)	(43)	(33)
Net other operating (loss)/income	3	(1)	19	3	20
Operating Profit		56	38	173	168
Finance income		6	—	8	3
Finance expense		(8)	(7)	(21)	(21)
Net Finance Expense		(2)	(7)	(13)	(18)
Profit Before Taxation		54	31	160	150
Income tax (expense)/benefit	4	(13)	(4)	(30)	19
Net Income		41	27	130	169

Earnings per ordinary share (in dollars)*
Basic earnings per share	5	$0.29	$0.18	$0.93	$1.15
Diluted earnings per share	5	$0.28	$0.18	$0.89	$1.11
______________
*Basic and diluted earnings per share have been retrospectively adjusted to reflect the impact of the Company's share consolidation. Refer to Note 5 for further details.
Condensed Consolidated Interim Statement of Comprehensive Income

For the three and nine months ended September 30 (in millions)	Unaudited Q3 2022	Unaudited Q3 2021	Unaudited YTD 2022	Unaudited YTD 2021
Net income	41	27	130	169
Other comprehensive loss
Items that may be reclassified to profit or loss in subsequent years:
Net exchange adjustments on foreign currency translation	(16)	(8)	(36)	(6)
Other comprehensive loss	(16)	(8)	(36)	(6)
Total comprehensive income	25	19	94	163
The notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Balance Sheet

(in millions)	Notes	Unaudited Sep 30, 2022	Audited Dec 31, 2021
ASSETS
Non-current assets
Intangible assets		67	82
Property, plant and equipment		50	58
Right-of-use assets		30	37
Deferred tax assets	4	106	105
Investments	6	117	—
Other assets	7	37	106
		407	388
Current assets
Inventories		106	95
Trade receivables		195	202
Other assets	7	25	32
Current tax receivable	4	20	13
Investments	6	97	—
Cash and cash equivalents		821	1,102
		1,264	1,444
Total assets		1,671	1,832

LIABILITIES
Current liabilities
Borrowings	8	(3)	(3)
Provisions	9	(5)	(5)
Other liabilities	9	(77)	(61)
Trade and other payables	12	(633)	(720)
Lease liabilities		(7)	(8)
Current tax liabilities	4	(19)	(7)
		(744)	(804)
Non-current liabilities
Borrowings	8	(237)	(239)
Provisions	9	(6)	(76)
Other liabilities	9	(428)	(474)
Lease liabilities		(29)	(36)
		(700)	(825)
Total liabilities		(1,444)	(1,629)
Net assets		227	203

EQUITY
Capital and reserves
Share capital	13	69	70
Share premium		8	7
Capital redemption reserve	13	5	3
Other reserves		(1,295)	(1,295)
Foreign currency translation reserve		(56)	(20)
Retained earnings		1,496	1,438
Total equity		227	203
The notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Changes in Equity

Unaudited (in millions)	Notes	Share capital	Share premium	Capital redemption reserve	Other reserve	Foreign currency translation reserve	Retained earnings	Total equity
Balance at January 1, 2022		70	7	3	(1,295)	(20)	1,438	203
Comprehensive income
Net income		—	—	—	—	—	130	130
Other comprehensive loss		—	—	—	—	(36)	—	(36)
Total comprehensive income		—	—	—	—	(36)	130	94
Transactions recognized directly in equity
Shares issued		1	1	—	—	—	—	2
Share-based plans		—	—	—	—	—	12	12
Settlement of equity awards		—	—	—	—	—	(10)	(10)
Transfer to share repurchase liability		—	—	—	—	—	(8)	(8)
Shares repurchased and cancelled		(2)	—	2	—	—	(66)	(66)
Balance at September 30, 2022		69	8	5	(1,295)	(56)	1,496	227

Balance at January 1, 2021		73	6	—	(1,295)	(13)	1,311	82
Comprehensive loss
‘Net income		—	—	—	—	—	169	169
Other comprehensive loss		—	—	—	—	(6)	—	(6)
Total comprehensive loss		—	—	—	—	(6)	169	163
Transactions recognized directly in equity
Shares issued		—	1	—	—	—	—	1
Share-based plans		—	—	—	—	—	7	7
Deferred taxation on share-based plans		—	—	—	—	—	8	8
Transfer to share repurchase liability		—	—	—	—	—	(100)	(100)
Transfer to capital redemption reserve for shares repurchased and cancelled		(1)	—	1	—	—	—	—
Balance at September 30, 2021		72	7	1	(1,295)	(19)	1,395	161
The notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Cash Flow Statement

For the nine months ended September 30 (in millions)	Unaudited 2022	Unaudited 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Operating Profit	173	168
Depreciation and amortization on property, plant and equipment and intangible assets	11	12
Gain on disposal of intangible assets	(1)	(20)
Depreciation of right-of-use assets	6	6
Share-based payments	12	7
Unrealized loss on equity investments	3	—
Settlement of tax on employee awards	(10)	—
Impact from foreign exchange movements	(9)	(3)
Decrease in trade receivables	2	3
Decrease in current and non-current other assets	73	12
Increase in inventories	(22)	(5)
Increase/(Decrease) in trade and other payables	(75)	30
Decrease in provisions and other liabilities	(100)	(10)
Cash generated from operations	63	200
Interest paid	(18)	(14)
Interest received	5	1
Taxes (paid)/refunded	(35)	7
Transaction costs related to debt refinancing	(1)	(8)
Net cash inflow from operating activities	14	186

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(4)	(2)
Purchase of investments	(233)	—
Sale of investments	15	—
Purchase of intangible asset	—	(30)
Net proceeds from disposal of intangible assets	1	20
Net cash outflow from investing activities	(221)	(12)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	—	250
Repayment of borrowings	(2)	(236)
Payment of lease liabilities	(6)	(6)
Proceeds from the issuance of ordinary shares	2	—
Shares repurchased and cancelled	(66)	(34)
Net cash outflow from financing activities	(72)	(26)

Net (decrease)/increase in cash and cash equivalents	(279)	148
Cash and cash equivalents at beginning of the period	1,102	858
Effect of exchange rates on cash and cash equivalents	(2)	(1)
Cash and cash equivalents at end of the period	821	1,005
The notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements
1. BASIS OF PREPARATION AND ACCOUNTING POLICIES
Indivior PLC (the Company) is a public limited company incorporated on September 26, 2014 and domiciled in the United Kingdom. In these condensed consolidated financial statements (Condensed Financial Statements), reference to the ‘Group’ means the Company and all its subsidiaries.
The Condensed Financial Statements for the period ending September 30, 2022 and 2021, respectively, have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting,’. The Condensed Financial Statements should be read in conjunction with the annual financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards as promulgated by the International Accounting Standards Board. In preparing these Condensed Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2021, except for changes in estimates that are required in determining the provision for income taxes. In 2022, the Group purchased ordinary shares of a listed company and invested in a portfolio of investment-grade debt securities and has therefore adopted new accounting policies as disclosed in Note 6. The three and nine months ended September 30, 2021 condensed consolidated income statement and Note 3 have been expanded to present net other operating (loss)/income as a separate line item to provide a consistent comparative presentation.
The Condensed Financial Statements have been reviewed but are unaudited and do not include all the information and disclosures required in the annual financial statements and therefore should be read in conjunction with the Group’s Annual Report and Accounts as at December 31, 2021. These Condensed Financial Statements were approved by the Board of Directors for issue on October 26, 2022 and subsequently approved for issue on November 17, 2022.
As disclosed in Note 9 the Group has liabilities and provisions totaling $479 million (FY 2021: $537m) for the Department of Justice (DOJ) Resolution, False Claims Act Allegations, and the Reckitt Benckiser (RB) settlement. The Directors have assessed the Group’s ability to comply with the minimum liquidity covenant in the Group’s debt facility, maintain sufficient liquidity to fund its operations and fulfill obligations under the DOJ resolution and RB agreement. The Directors have also modeled the risk that SUBLOCADE will not meet revenue growth expectations (considering a 15% decline on forecasts), an accelerated reversion to generic analogues for SUBOXONE Film, and the risk the ongoing legal proceedings may result in reasonably possible payments in a severe but plausible downside scenario as part of the Group’s going concern assessment. These risks were balanced against the Group’s current and forecast working capital position. As a result of the factors set out above, the Directors have a reasonable expectation the Group has adequate resources to continue in operational existence for at least one year from the approval of these Condensed Financial Statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these Condensed Financial Statements.
2. SEGMENT INFORMATION
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (CEO). The Group is predominantly engaged in a single business activity, which is the development, manufacture, and sale of prescription drugs for the treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.
Net revenue and non-current assets
Revenues are attributed to countries based on the country where the sale originates. The following tables represent net revenues from continuing operations and non-current assets, net of accumulated depreciation and amortization, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, and other assets. Net revenues and non-current assets for the three and nine months to September 30, 2022 and 2021 were as follows:
Net revenue:

For the three and nine months ended September 30 (in millions)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
United States	189	143	533	428
Rest of World	43	44	126	140
Total net revenues	232	187	659	568
On a disaggregated basis, the Group’s net revenue by major product line:

For the three and nine months ended September 30 (in millions)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Sublingual/other	116	117	349	387
SUBLOCADE	108	65	290	169
PERSERIS	8	5	20	12
Total	232	187	659	568
Non-current assets:

(in millions)	Sep 30, 2022	Dec 31, 2021
United States	66	133
Rest of World	235	150
Total	301	283
3. OPERATING EXPENSES AND NET OTHER OPERATING INCOME
The table below sets out selected operating costs and expense information:
Operating Expenses

For the three and nine months ended September 30 (in millions)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Research and development expenses	(20)	(11)	(43)	(33)

Selling and marketing expenses	(53)	(51)	(160)	(128)
Administrative expenses	(62)	(80)	(171)	(171)
Selling, general and administrative expenses	(115)	(131)	(331)	(299)

Depreciation, amortization and impairment(1)	(3)	(3)	(10)	(10)

__________________
(1)Depreciation and amortization expense is included in research and development and selling, general and administrative expenses.
Medical affairs functional costs are included in administrative and general expenses.
Net Other Operating (Loss)/ Income

For the three and nine months ended September 30 (in millions)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net other operating (loss)/income	(1)	19	3	20
Net other operating income for YTD 2022 includes fair value losses on equity investments ($3 million), net proceeds received from the out-licensing of nasal naloxone opioid overdose patents ($1 million), and a Directors & Officers insurance claim settlement ($5 million). YTD 2021 includes the net proceeds received from the sale of the TEMGESIC / BUPREX / BUPREXX (buprenorphine) franchise outside of North America to Eumedica Pharmaceuticals AG for $19 million and the proceeds received from the out-licensing of nasal naloxone opioid overdose patents for $1 million.
4. TAXATION
The Group calculates tax expense for interim periods using the expected full year rates, considering the pre-tax income and statutory rates for each jurisdiction. To the extent practicable, a separate estimated average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. Similarly, if different income tax rates apply to different categories of income (such as capital gains or income earned in particular industries), to the extent practicable a separate rate is applied to each individual category of interim period pre-tax income. The resulting expense is allocated between current and deferred taxes based upon the forecasted full year ratio.
In the nine months ended September 30, 2022, the reported total tax expense was $30 million, or a rate of 19% (YTD 2021 tax benefit: $19 million, -13%). The tax benefit on YTD 2021 profits included a $43 million tax benefit primarily related to the approval of tax credits by the Internal Revenue Service in relation to development credits for SUBLOCADE claimed for years 2014 to 2017. Excluding this benefit, the effective tax rate for YTD 2021 was 17%. The change in the effective tax rate on adjusted profits was primarily driven by the relative contribution to pre-tax income by taxing jurisdiction in the period and remains lower than the statutory tax rate in the UK due to permanent items such as the availability of tax incentives for innovation.
The Group’s balance sheet at September 30, 2022 includes a current tax receivable of $20 million (FY 2021: $13 million), a current tax payable of $19 million (FY 2021: $7 million), and deferred tax asset of $106 million (FY 2021: $105 million).
The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At September 30, 2022, the Group’s net deferred tax assets of $106 million relate primarily to inventory costs capitalized for tax purposes, litigation liabilities (including exceptional items that are not expected to recur), share-based compensation, and other short term timing differences. Recognition of deferred tax assets is driven by the Group’s ability to utilize the deferred tax asset which is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using Group-level budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future sales. These forecasts are therefore subject to similar uncertainties to those assessments. This exercise is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. With the exception of specific assets that are not currently considered accessible, Management have concluded full recognition of deferred tax assets to be appropriate and do not consider there a significant risk of a material change in their assessment in the next 12 months.
Other tax matters
In September 2022, the Company’s shareholders approved an additional listing in the U.S., which is expected to take place in Spring 2023. Once listed in the U.S., U.S. tax laws limit deductibility of compensation for certain management roles. The Group currently carries approximately $8 million of deferred tax assets that are not expected to be realized once the listing is complete. Approximately one half of this amount will be charged to equity and one half will be presented as an exceptional tax charge in the period the listing takes place.
The enacted United Kingdom Statutory Corporation Tax rate is 19% for the year ended December 31, 2022. On March 3, 2021, the UK Chancellor announced an increase in the corporation tax rate from 19% to 25% with effect from April 1, 2023. The increase to the corporation tax rate was substantively enacted on May 24, 2021. The effect of the rate change on these financial statements is immaterial. During 2021, the OECD published a framework for the introduction of a global minimum effective tax rate of 15%, applicable to large multinational groups. On 20 July 2022, HM Treasury released draft legislation to implement these 'Pillar 2' rules with effect from April 1, 2024 in the UK. The Group will review these draft rules to understand any potential impacts.
As a multinational group, tax uncertainties remain in relation to Group financing, intercompany pricing, the location of taxable operations and the tax treatment of exceptional items. Management have concluded tax provisions made to be appropriate and do not believe a significant risk of material change to uncertain tax positions exists in the next 12 months.
5. EARNINGS PER SHARE

For the three and nine months ended September 30	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Basic earnings per share	$0.29	$0.18	$0.93	$1.15
Diluted earnings per share	$0.28	$0.18	$0.89	$1.11
Share Consolidation
In September 2022, the Company’s shareholders approved an additional listing in the U.S., which is expected to take place in Spring 2023. Additionally, to fulfill U.S. exchange requirements for share price minimums and norms, the Company’s shareholders also approved a 5-for-1 share consolidation. On October 10th, 2022, the Company completed this share consolidation. Shareholders received 1 new Ordinary share with a nominal value of $0.50 each for every 5 previously existing Ordinary shares which had a nominal value of $0.10 each. All share and per share information of the Group, including basic and diluted weighted average number of shares outstanding, basic earnings per share, and diluted earnings per share have been retrospectively adjusted to reflect the share consolidation in all financial periods presented.
Basic
Basic earnings per share (“EPS”) is calculated by dividing profit for the period attributable to owners of the Company by the weighted average number of ordinary shares in issue during the period.
Diluted
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares in the form of stock options and awards. These options and awards have been adjusted to reflect the share consolidation, referred to above. The weighted average number of shares is adjusted for the number of shares granted assuming the exercise of stock options performance conditions have been met at the balance sheet date and as determined per the treasury stock method.
Weighted average number of shares
The weighted average number of ordinary shares outstanding for Q3 2022 includes the favorable impact of 33,763,488 ordinary shares repurchased in FY 2021 (equivalent shares post consolidation: 6,752,697) and 17,815,033 ordinary shares repurchased through YTD 2022 (equivalent share post consolidation: 3,563,007). See Note 13 for further discussion. In 2022, conditional awards of 7,839k (2021: 14,175k) were granted under the Group’s Long-Term Incentive Plan.

Weighted average number of shares (in thousands)	2022	2021
On a basic basis	140,034	146,665
Dilution from share awards and options	6,594	5,941
On a diluted basis	146,628	152,606
6. INVESTMENTS
Investments comprise holdings in equity and debt securities. Investments in equity securities held for trading or for which the Group has not elected to recognize fair value gains and losses through other comprehensive income are initially recorded and subsequently measured at fair value through profit or loss (FVPL). Investments in debt securities are initially recorded at fair value plus or minus directly attributable transaction costs and remeasured on the basis of the Group’s business model and the contractual cash flow characteristics. Interest income from debt securities are included in finance income using the effective interest method.

Current and non-current Investments (in millions)	Sep 30 2022	Dec 31 2021
Equity securities at FVPL	7	—
Debt securities held at amortized cost	90	—
Total investments, current	97	—
Debt securities held at amortized cost	117	—
Total investments, non-current	117	—
Total	214	—
Equity securities at FVPL
In February 2022, the Group purchased ordinary shares of Aelis Farma. The shares are subject to a holding period of 365 days from the acquisition. The investment is classified as a current investment at September 30, 2022 as the holding period expires in less than 12 months. Unrealized loss recorded in YTD 2022 was $3 million and included within net other operating (loss)/income.
Debt securities held at amortized cost
In Q1 2022 and Q3 2022, the Group initiated purchases of investment-grade corporate debt and U.S. Treasury securities. The Group’s investments in debt securities are held at amortized cost based on the Group’s intention to hold these investments to maturity and collect contractual cash flows that are solely payments of principal and interest. A portion of the investments in debt securities are held in a separate account to provide for self-insurance. This investment has been classified as non-current as access to the funds is restricted for a 12 month period after the term of the insurance. All other debt securities held at amortized cost are classified as non-current investments, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current investments.
The Group’s investments in debt securities do not result in significant changes to the Group’s credit risk, liquidity risk, or interest rate risk. All the Group’s corporate debt securities held at amortized cost are considered to be of low credit risk based on investment-grade credit ratings from Standard and Poor’s or Moody’s (BBB-/Baa3 or higher). The Group's U.S. Treasury securities have no default risk since they're guaranteed by the U.S. government. The majority of the Group’s investments held at amortized cost are issued at fixed interest rates and changes in floating rates would not have a significant impact on interest rate risk.
The Group applies an expected credit loss impairment model to financial instruments held at amortized cost. The recognition of a loss allowance is limited to 12-month expected credit losses unless credit risk increases significantly, which would require lifetime expected credit losses to be applied. When measuring expected credit losses, investments are grouped based on similar credit risk characteristics. The Group uses judgment in selecting the inputs to the impairment model based on historical loss rates for similar instruments, current conditions, and forecasts of future economic conditions. As of September 30, 2022, expected credit losses for the Group’s investments held at amortized cost are deemed to be immaterial.
Fair value hierarchy
Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:
• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
• Level 3: Unobservable inputs for the asset or liability
The Group’s only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date.
The following table categorizes the Group’s financial assets measured at fair value by valuation methodology used in determining their fair value at September 30, 2022.

Financial assets at fair value (in millions)	Level 1	Level 2	Level 3	Total
Equity securities at FVPL	7	—	—	7
The Group also has certain financial instruments which are not measured at fair value. The carrying value of cash and cash equivalents, trade receivables, other assets, and trade and other payables is assumed to approximate fair value due to their short-term nature. At September 30, 2022, the carrying value of investments held at amortized cost was above the fair value by $3 million, due to rising interest rates. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy above.

7. CURRENT AND NON-CURRENT OTHER ASSETS

Current and non-current other assets (in millions)	Sep 30 2022	Dec 31 2021
Short-term prepaid expenses	15	18
Other current assets	10	14
Total other current assets	25	32
Long-term prepaid expenses	19	22
Other non-current assets	18	84
Total other non-current assets	37	106
Total	62	138
Other current and non-current assets primarily represent the funding of surety bonds in relation to intellectual property related matters (see Note 11 for further discussion). As a result of the settlement agreement with Dr. Reddy’s Laboratories S.A. and Dr. Reddy’s Laboratories, Inc. (together, “DRL”), the surety bond holders have returned $64 million of collateral in July 2022, causing majority of the decrease in the other non-current balance as of September 30, 2022. Long-term prepaid expenses relate primarily to payments for contract manufacturing capacity.
8. FINANCIAL LIABILITIES – BORROWINGS
In April 2022, the Group completed an amendment to its existing term loan which provides the Group greater flexibility in the use of cash being generated and changes the variable interest rate base from USD LIBOR to USD SOFR plus a credit spread adjustment of 26 bps. As part of the modification, the Group incurred $1 million of issuance costs, banking fees and legal fees which are deemed to be incremental and directly attributable to the amendment. Accordingly, the Group capitalized these costs, which were netted against the total amount borrowed and are amortized over the maturity period. Key terms of the amended term loan in effect at September 30, 2022 are as follows:

	Currency	Nominal interest margin	Maturity	Required annual repayments	Minimum liquidity
Term Loan facility	USD	SOFR + 26bps + 5.25%	2026	1%	Larger of $100m or 50% of Loan Balance
_________________
*SOFR plus 26 basis points
•Nominal interest margin is calculated over three-month USD SOFR plus 26 basis points subject to a floor of 0.75%.
•There are no revolving credit commitments under the new Term Loan.
The table below sets out the current and non-current portion obligation of the Term Loan:

Term loan (in millions)	Sep 30 2022	Dec 31 2021
Term loan – current	(3)	(3)
Term loan – non-current	(237)	(239)
Total term loan	(240)	(242)
________________
*Total term loan borrowings reflect the principal amount drawn including debt issuance costs of $7 million (FY 2021: $7 million)
At September 30, 2022, the term loan fair value was approximately 99% (FY 2021: 99%) of par value. Cash at bank, trade receivables, and trade payables are assumed to approximate their fair values.

9. PROVISIONS AND OTHER LIABILITIES
Provisions

Current and non-current provisions (in millions)	Current	Non-current	Sep 30 2022	Current	Non-current	Dec 31 2021
Federal false claims allegations	(5)	—	(5)	(5)	—	(5)
Intellectual property related matters	—	(3)	(3)	—	(73)	(73)
Other	—	(3)	(3)	—	(3)	(3)
Total provisions	(5)	(6)	(11)	(5)	(76)	(81)
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, an outflow of resources to settle that obligation is probable, and the amount can be reliably estimated. Provisions are measured at the present value of Management’s best estimate of the expenditure required to settle the present obligation at the reporting date.
The Group carries a provision of $5 million (FY 2021: $5 million) pertaining to certain of the outstanding False Claims Act Allegations as discussed in Note 11. Certain of these matters are expected to be settled within the next 12 months.
The provision for intellectual property related matters has been substantially transferred to other liabilities as a result of the settlement with DRL. See Note 11, Intellectual property related matters - ANDA litigation.
Other provisions totaling $3 million (FY 2021: $3 million) primarily represent retirement benefit costs which are not expected to be settled within one year.
Other liabilities

Current and non-current other liabilities (in millions)	Current	Non-current	Sep 30 2022	Current	Non-current	Dec 31 2021
DOJ resolution	(51)	(391)	(442)	(53)	(439)	(492)
Intellectual property related matters	(10)	(11)	(21)	—	—	—
RB indemnity settlement	(8)	(24)	(32)	(8)	(32)	(40)
Share repurchase	(8)	—	(8)	—	—	—
Other	—	(2)	(2)	—	(3)	(3)
Total other liabilities	(77)	(428)	(505)	(61)	(474)	(535)
Other liabilities represent contractual obligations to third parties where the amount and timing of payments is fixed. Where other liabilities are not interest-bearing and the impact of discounting is significant, other liabilities are recorded at their present value, generally using a risk-free rate.
DOJ Resolution Agreement
On July 24, 2020, Indivior Inc. settled criminal and civil liability with the United States Department of Justice (DOJ), the U.S. Federal Trade Commission (FTC), and U.S. state attorneys general in connection with a multi-count indictment brought in April 2019 by a grand jury in the Western District of Virginia, a civil lawsuit joined by the DOJ in 2018, and an FTC investigation. In November 2020, the first payment of $103 million (including interest) was made. In January 2022, an additional payment of $54 million (including interest) was made pursuant to the resolution agreement. Subsequently, five annual installments of $50 million will be due every January 15 from 2023 to 2027 with the final installment of $200 million due in December 2027. Interest accrues on certain portions of the resolution which will be paid together with the annual installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments. The discount rate and interest rate are 1.25%. In YTD 2022, Indivior Inc. recorded interest expense totaling $4 million (YTD 2021: $5 million).
•Under the terms of the Resolution Agreement with the DOJ, Indivior Inc. has agreed to compliance terms regarding its sales and marketing practices. Compliance with these terms is subject to annual Board and CEO certifications submitted to the U.S. Attorney’s Office.
•As part of the resolution with the FTC and as detailed in the text of the stipulated order, for a ten-year period Indivior Inc. is required to make specified disclosures to the FTC and is prohibited from certain conduct.
•In addition to the Resolution Agreement, Indivior Inc. entered into a five-year Corporate Integrity Agreement with the HHS Office of the Inspector General (HHS-OIG), pursuant to which Indivior Inc. committed to promote compliance with laws and regulations and committed to the ongoing evolution of an effective compliance program, including written standards, training, reporting, and monitoring procedures. Indivior Inc. is subject to reporting and monitoring requirements, including annual reports and compliance certifications from key Management and the Board’s Nomination & Governance Committee, which is submitted to HHS-OIG. In addition, Indivior Inc. is subject to monitoring by an Independent Review Organization, which submits audit findings to HHS-OIG, and review by a Board Compliance Expert, who prepared a compliance assessment report in the first reporting period and will prepare a compliance assessment report in the third reporting period.
•To date, Indivior Inc. reasonably believes it has met all of the requirements specified in these three agreements.
The Group has other liabilities for intellectual property related matters totaling $21 million (FY 2021: $73 million; previously classified as a provision), which relates to a settlement in intellectual property litigation with DRL as outlined in Note 11, Intellectual property related matters - ANDA litigation. As announced in June 2022, Indivior Inc. and Indivior UK Limited, together with Aquestive Therapeutics, Inc. entered into a settlement agreement with DRL resolving intellectual property litigation. Under the settlement agreement, Indivior Inc. made a settlement payment to DRL in June 2022 with final payments due in 2023 and 2024. This liability has been recorded at the net present value, using a risk-free rate, considering the timing of payments. In YTD 2022, the Group recorded $1 million of finance expense (YTD 2021: $2 million) for time value of money on the liability.
On January 25, 2021, the Group reached a settlement with RB to resolve claims which RB issued in the Commercial Court in London on November 13, 2020, seeking indemnity under the Demerger Agreement between amongst others, RB and the Group (Demerger Agreement). Pursuant to the settlement, RB withdrew the U.S. $1.4 billion claim to release the Group from any claim for indemnity under the Demerger Agreement relating to the DOJ and FTC settlements which RB entered into in July 2019, as well as other claims for indemnity arising from those matters. The Group has agreed to pay RB a total of $50 million and has agreed to release RB from any claims to seek damages relating to its settlement with the DOJ and the FTC. The Group made an initial payment of $10 million in February 2021, followed by an installment payment of $8 million in January 2022. Subsequently, annual installment payments of $8 million will be due every January from 2023 to 2026. The Group carries a liability totaling $32 million (FY 2021: $40 million) related to this settlement. The effect of discounting was not material.
On May 3, 2022, the Group commenced a share repurchase program of up to $100 million. As of September 30, 2022, the Group recorded a liability for $8 million, which represents the amount to be spent under the program for the month of October 2022, the period closed for modification or termination of the program. This liability has been classified as current as the Group expects the remaining shares will be purchased within one year. Refer to Note 13 for further discussion.
Other liabilities primarily represent deferred revenue related to a supply agreement.

10. CONTINGENT LIABILITIES
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where these matters are determined to be possible, they represent contingent liabilities. Except for those matters discussed in Note 11 under “False Claims Act Allegations” and “Intellectual Property Related Matters – ANDA Litigation”, for which liabilities or provisions have been recognized, Note 11 sets out the contingent liabilities for legal and other disputes for which the Group has assessed as contingent liabilities. Where the company believes that it is possible to reasonably estimate a range for the contingent liability this has been disclosed.
11. LEGAL PROCEEDINGS
There are certain ongoing legal proceedings or threats of legal proceedings in which the Group is a party, but in which Group believes the possibility of an adverse impact is remote and they are not discussed in this Note 11.
Antitrust Litigation and Consumer Protection
Antitrust Class and State Claims
•Civil antitrust claims have been filed by (a) a class of direct purchasers, (b) a class of end payor plaintiffs, and (c) a group of states, now numbering 41, and the District of Columbia (Antitrust MDL). The various plaintiffs generally allege, among other things, that Indivior violated U.S. federal and/or state antitrust and consumer protection laws in attempting to delay generic entry of alternatives to SUBOXONE Tablets. Plaintiffs further allege that Indivior Inc. unlawfully acted to lower the market share of these products. These antitrust cases are pending in federal court in the Eastern District of Pennsylvania. The deadline for the class exclusion or “opt out” was June 5, 2022. The court denied Indivior Inc.'s motion for summary judgment by order dated August 22, 2022. The court has not set a trial date.
•In 2013, Reckitt Benckiser Pharmaceuticals, Inc. (now known as Indivior Inc.) received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas. (Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013). The plaintiffs include approximately 79 entities, most of which appear to be insurance companies or other providers of health benefits plans. The Carefirst Plaintiffs have not served a complaint, but they have indicated that their claims are related to those asserted by the plaintiffs in the Antitrust MDL. The Carefirst case remains pending.
•The Group has evaluated the antitrust class and state claims in light of the DOJ settlement, which included that a Group subsidiary pled guilty to one count of making a false statement relating to healthcare matters in one state in 2012 (as discussed above under DOJ Resolution Agreement). The Group believes it has valid defenses and continues to vigorously defend itself. Select plaintiffs in these matters previously made settlement demands, which were not accepted and are not current offers, totaling approximately $290 million, which was used for contingency planning only to model possible downside financial effects. The final aggregate cost of these matters, whether resolved by litigation or by settlement, may be materially different. If the Group were to entertain further settlement discussions, we make no representations as to what amounts, if any, it may agree to pay, nor regarding what amounts the plaintiffs will demand.
Other Antitrust and Consumer Protection Claims
•In 2020, the Group was served with lawsuits filed by several insurance companies, some of whom are proceeding both on their own claims and through the assignment of claims from affiliated companies. Cases filed by (1) Humana Inc. and (2) Centene Corporation, Wellcare

Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC were pending in the Eastern District of Pennsylvania. The complaints were dismissed in July 2021. Plaintiffs filed Notices of Appeal in August 2021 to the United States Court of Appeals for the Third Circuit (“Third Circuit”). The Third Circuit heard oral arguments on this appeal on March 31, 2022. Humana also filed a Complaint in state court in Kentucky with substantially the same claims as were raised in the Federal Court case. That case has been stayed pending a decision in the Third Circuit appeal. Cases filed by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. (collectively, the “Roanoke Plaintiffs”) are pending in the Circuit Court for the County of Roanoke, Virginia. These plaintiffs have asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. In June 2021, defendants’ motion to stay was denied and certain claims were dismissed without prejudice. The Roanoke Plaintiffs filed amended complaints, and Indivior Inc. filed demurrers, seeking dismissal of some of the asserted claims. The court heard oral argument on the demurrers on September 1, 2022, and issued a letter opinion on October 14, 2022 sustaining in part and overruling in part Indivior Inc.’s demurrers. A jury trial on Indivior Inc.’s pleas in bar has been set for October 16-20, 2023. A jury trial on the merits has been set for July 15, 2024-August 8, 2024.
•The Group is still in the process of evaluating the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Engagement with the claimants has been minimal. Accordingly, no estimate of the range of potential loss can be made at this time.
Civil Opioid Litigation
•The Group has been named as a defendant in more than 400 civil lawsuits brought by state and local governments, public health agencies against manufacturers, distributors, and retailers of opioids alleging that they engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market share, as well as individuals alleging personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation (MDL) in U.S. District Court for the Northern District of Ohio. Litigation against the Group in the MDL is stayed. Motions to remand are currently being considered by the court in over 50 cases to which the Group is a party (among numerous other defendants).
•The Court in the MDL held a status conference on June 22, 2022, with county and municipality plaintiffs and certain manufacturer defendants (including the Group) and distributor defendants to discuss what information the parties needed to proceed, whether the parties would entertain settlement and whether there should be any bellwether trials from this subset of plaintiffs and defendants. The court agreed no additional bellwether trials are needed, provided that all of the parties were progressing on a settlement track. The court held a status conference with this same group of plaintiff and defendants on September 23, 2022. Certain defendants filed supplemental briefing in opposition to pending motions to remand on September 30, 2022. The plaintiffs' responsive briefing is due by October 28, 2022.
•Separately, the Group’s response to five individual complaints filed in West Virginia state court that have not been transferred to the MDL is due by January 30, 2023.
•Given the status and preliminary stage of litigation in both the MDL and state courts, no estimate of possible loss in the opioid litigation can be made at this time.

False Claims Act Allegations
•In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys’ fees and costs. The Group was served with the complaint in January 2021. The Group filed a Motion to Dismiss in June 2021. The case was stayed for mediation in September 2021, but the parties did not reach agreement. In March 2022, Relator submitted a request for oral argument on the Motion to Dismiss. On July 21, 2022, the court entered an order staying the action and reserving a decision on the Group’s Motion to Dismiss pending rehearing en banc by the U.S. Court of Appeals for the Fourth Circuit in U.S. ex rel. Sheldon v. Allergan Sales, LLC. On rehearing en banc, the Fourth Circuit affirmed the district court's opinion in U.S. ex rel. Sheldon v. Allergan Sales, LLC by order dated September 23, 2022. The United States District Court for the Western District of Virginia has not yet ruled on the Group's Motion to Dismiss.
•In May 2018, Indivior Inc. received an informal request from the United States Attorney’s Office (“USAO”) for the Southern District of New York, seeking records relating to the SUBOXONE Film manufacturing process. The Group is discussing with the USAO certain information and allegations that the government received regarding SUBOXONE Film.
UK Shareholder Claims
•On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division. The claims generally allege that Company violated the UK Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE® tablets to SUBOXONE® film. The Group has not yet been served with either claim.
•The Group has begun its evaluation of the claims, believes in has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Intellectual Property Related Matters
•The Group filed actions against DRL in the United States District Court for the District of New Jersey (“NJ District Court”) alleging that DRL’s generic buprenorphine/naloxone film product infringes U.S. Patent Nos. 9,687,454 and 9,931,305 (“the ‘454 and ’305 Patents”) in 2017 and 2018, respectively. The cases were consolidated in May 2018. In July 2018, the NJ District Court granted the Group a Preliminary Injunction (PI) pending the outcome of a trial on the merits of the ’305 Patent and required the Group to post a surety bond for $72 million in connection with the PI. In November 2018, the Court of Appeals for the Federal Circuit (CAFC) issued a decision vacating the PI against DRL. Separately, DRL filed an amended answer alleging various antitrust counterclaims. The parties reached a settlement following mediation in June 2022, and the case accordingly was dismissed on June 27, 2022. See Note 9 for further discussion regarding settlement payments and timing of those payments.
•The Group filed actions against Alvogen Pine Brook LLC and Alvogen Inc. (together, “Alvogen”) in the NJ District Court alleging that Alvogen’s generic buprenorphine/naloxone film product infringes the ‘454 and ’305 Patents in 2017 and 2018, respectively. The cases were consolidated in May 2018. In January 2019, the NJ District Court granted Indivior a temporary restraining order (“TRO”) to restrain the launch of Alvogen’s generic buprenorphine/naloxone film product pending a trial on the merits of the ’305 Patent and Indivior was required to post a surety bond of $36 million. Indivior and Alvogen entered into an agreement whereby Alvogen was enjoined from selling in the U.S. its generic buprenorphine/naloxone film product unless and until the CAFC issued a mandate vacating Indivior’s separate PI against DRL. The CAFC’s mandate vacating Indivior’s PI as to DRL issued in February 2019 and Alvogen launched its generic product. Any sales in the U.S. by Alvogen are on an “at-risk” basis, subject to the ongoing litigation against Alvogen in the NJ District Court. In November 2019, Alvogen filed an amended answer alleging various antitrust counterclaims. In January 2020, Indivior and Alvogen stipulated to noninfringement of the ’305 Patent under the court’s claim construction, but Indivior retained its rights to appeal the construction and pursue its infringement claims pending appeal. Indivior’s infringement claims concerning the ’454 patent and Alvogen’s antitrust counterclaims remain pending in the NJ District Court. In June 2022, the parties participated in court-ordered mediation. The parties did not reach settlement. Summary judgment motions have been fully briefed, and the court heard arguments on those motions on August 29, 2022. The NJ District Court has not yet ruled on those motions, and no trial date has been set.
12. TRADE AND OTHER PAYABLES

(in millions)	Sep 30 2022	Dec 31 2021
Sales returns and rebates	(423)	(436)
Trade payables	(76)	(137)
Accruals	(123)	(136)
Other tax and social security payables	(11)	(11)
Total	(633)	(720)
Accruals for rebates, discounts and returns, primarily in the U.S., are provided in respect of the estimated rebates, discounts, or allowances payable to direct and indirect customers. Accruals are made at the time of sale while the actual amounts to be paid are based on claims made some time after the initial recognition of the sale. The estimated amounts may not reflect the final outcome and are subject to change dependent upon, amongst other things, the payor channel (e.g., Medicaid, Medicare, Managed Care, etc.) and product mix. Accrual balances are reviewed and adjusted quarterly in the light of actual experience of rebates, discounts or allowances given and returns made and any changes in arrangements. Future events may cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.
13. SHARE CAPITAL

	Equity ordinary shares	Nominal value paid per share	Aggregate nominal value (in millions)
Issued and fully paid
At January 1, 2022	702,439,638	$0.10	70
Ordinary shares issued	4,184,940	$0.10	1
Shares repurchased and cancelled	(17,815,033)	$0.10	(2)
At September 30, 2022	688,809,545		69

	Equity ordinary shares	Nominal value paid per share	Aggregate nominal value (in millions)
Issued and fully paid
At January 1, 2021	733,635,511	$0.10	73
Ordinary shares issued	1,679,825	$0.10	—
Shares repurchased and cancelled	(11,730,087)	$0.10	(1)
At September 30, 2021	723,585,249		72
Share consolidation
On October 10th, 2022, the Company completed a share consolidation. Shareholders received 1 new Ordinary share with a nominal value of $0.50 each for every 5 previously existing Ordinary shares which had a nominal value of $0.10 each. As a result of the consolidation, as at October 10th, 2022 the Company's issued share capital consisted of 137,761,909 ordinary shares at $0.50 each. All share and per share information of the Group, including basic and diluted weighted average number of shares outstanding, basic earnings per share, and diluted earnings per share have been retrospectively adjusted to reflect the share consolidation in all financial periods presented.
Ordinary shares issued
During the period 4,184,940 ordinary shares (YTD 2021: 1,679,825) were issued to satisfy vesting/exercises under the Group’s Long-Term Incentive Plan and U.S. Employee Stock Purchase Plan.
Shares repurchased and cancelled
On May 3, 2022, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100 million or 39,698,610 of ordinary shares, which is expected to end no later than March 31, 2023.
During the period, the Group repurchased and cancelled 17,815,033 of the Company’s ordinary shares (YTD 2021: 11,730,087) for an aggregate nominal value of $2 million ($0.10 per share), including 256,055 ordinary shares purchased as part of the Group’s share repurchase program executed in 2021 and cancelled in January 2022 (YTD 2021: $1 million). All ordinary shares repurchased under share repurchase programs were cancelled resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under the share repurchase program during the period, including directly attributable transaction costs, was $66 million (YTD 2021: $31 million). A net repurchase amount of $8 million has been recorded as a financial liability and reduction in retained earnings which represents the amount to be spent under the program for the month of October 2022, the period closed for modification or termination of the program. The effect of discounting is not material. Total purchases under the share repurchase program will be made out of distributable profits. On October 10, 2022 the Company completed a share consolidation. See Note 15 for further details.
14. RELATED PARTIES
On July 7, 2022 the Group announced that it has amended the existing relationship agreement with Scopia. Under the original terms, the Relationship Agreement terminated in the event that Scopia (and its affiliates) ceased to have interests in at least 10% of the Company's issued share capital. As announced on July 1, 2022, Scopia has sold interests in the Company representing 2.28% which has taken the total holding of Scopia (and its affiliates) to 9.71%, below this 10% threshold, and down from 16.9% at origination of the agreement.

The Group has agreed not to exercise its right to terminate the Relationship Agreement immediately, and instead has agreed:
•To continue with the agreement until the expiration of its original term of December 31, 2023, unless the Relationship Agreement is otherwise extended by mutual agreement or terminated earlier in accordance with its terms; and
•The threshold for automatic termination will be amended, such that the Relationship Agreement will terminate in the event that Scopia (and its affiliates) cease to have interests in at least 5% of the Company's issued share capital (reduced from 10% under the original terms).
15. POST BALANCE SHEET SUBSEQUENT EVENTS
In September 2022, the Company’s shareholders approved an additional listing in the U.S., which is expected to take place in Spring 2023. Additionally, to fulfill U.S. exchange requirements for share price minimums and norms, the Company’s shareholders also approved a 5-for-1 share consolidation. On October 10th, 2022, the Company completed this share consolidation. Shareholders received 1 new Ordinary share with a nominal value of $0.50 each for every 5 previously existing Ordinary shares which had a nominal value of $0.10 each. All share and per share information of the Group, including basic and diluted weighted average number of shares outstanding, basic earnings per share, and diluted earnings per share have been retrospectively adjusted to reflect the share consolidation in all financial periods presented. As a result of the consolidation, as at October 10th, 2022 the Company's issued share capital consisted of 137,761,909 ordinary shares at $0.50 each.
In November 2022, the Company and Opiant Pharmaceuticals, Inc. announced that the companies have entered into a definitive agreement under which Indivior Inc. will acquire Opiant for an upfront consideration of $20.00 per share, in cash (approximately $145 million in aggregate), plus up to $8.00 per share in contingent value rights (“CVRs”) that may become payable in the event that certain net revenue milestones are achieved during the relevant seven-year period by OPNT003 after its approval and launch. Indivior expects to fund the aggregate upfront consideration of approximately $145 million with existing cash. The maximum amount payable by the Group should OPNT300 achieve all milestones would be approximately $68 million. The transaction was unanimously approved by the boards of directors of each company.

Report of Independent Registered Public Accounting Firm
To the Indivior PLC Board of Directors
Opinion on the Financial Statements
We have audited the accompanying Consolidated Balance Sheets of Indivior PLC and subsidiaries (the “Company”) as of December 31, 2021, and 2020 and the related Consolidated Income Statement, Consolidated Statement of Comprehensive Income/(Loss), Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statement for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the two years in the period December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and The American Institute of Certified Public Accountants (AICPA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether them consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP (signed)
Richmond, Virginia
November 22, 2022

We have served as the Company's auditor since 2022.

Consolidated Income Statement

For the year ended December 31 (in millions)	Notes	2021	2020
Net revenue	3	791	647
Cost of sales		(127)	(97)
Gross profit		664	550
Selling, general and administrative expenses	4	(431)	(666)
Research and development expenses	4	(52)	(40)
Other operating income	4	32	–
Operating profit/(loss)		213	(156)
Finance income		4	9
Finance expense		(27)	(26)
Net finance expense	6	(23)	(17)
Profit/(loss) before taxation		190	(173)
Income tax benefit	7	15	25
Net income/(loss)		205	(148)

Earnings/(loss) per ordinary share (in dollars)*
Basic earnings/(loss) per share	8	$1.41	$(1.01)
Diluted earnings/(loss) per share	8	$1.35	$(1.01)
______________
*Basic and diluted earnings per share have been retrospectively adjusted to reflect the impact of the Company’s share consolidation. Refer to Note 8 for further details.
Consolidated Statement of Comprehensive Income/(Loss)

For the year ended December 31 (in millions)	2021	2020
Net income/(loss)	205	(148)
Other comprehensive (loss)/income
Items that may be reclassified to profit or loss in subsequent years:
Net exchange adjustments on foreign currency translation	(7)	10
Other comprehensive (loss)/income	(7)	10
Total comprehensive income/(loss)	198	(138)
The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Balance Sheets

As at December 31 (in millions)	Notes	2021	2020
Assets
Non-current assets
Intangible assets	9	82	62
Property, plant and equipment	10	58	60
Right-of-use assets	11	37	43
Deferred tax assets	12	105	75
Other assets	14	106	104
		388	344
Current assets
Inventories	13	95	93
Trade receivables	14	202	179
Other assets	14	32	50
Current tax receivable	12	13	7
Cash and cash equivalents	16	1,102	858
		1,444	1,187
Total assets		1,832	1,531
Liabilities
Current liabilities
Borrowings	17	(3)	(4)
Provisions	19	(5)	(38)
Other liabilities	19	(61)	(10)
Trade and other payables	22	(720)	(524)
Lease liabilities	11	(8)	(8)
Current tax liabilities	12	(7)	(15)
		(804)	(599)
Non-current liabilities
Borrowings	17	(239)	(230)
Provisions	19	(76)	(51)
Other liabilities	19	(474)	(526)
Lease liabilities	11	(36)	(43)
		(825)	(850)
Total liabilities		(1,629)	(1,449)
Net assets		203	82
Equity
Capital and reserves
Share capital	23	70	73
Share premium		7	6
Capital redemption reserve	24	3	–
Other reserves	24	(1,295)	(1,295)
Foreign currency translation reserve	24	(20)	(13)
Retained earnings		1,438	1,311
Total equity		203	82
The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Statements of Changes in Equity

(in millions)	Notes	Share capital	Share premium	Capital redemption reserve	Other reserves	Foreign currency translation reserve	Retained earnings	Total equity
Balance at January 1, 2020		73	5	—	(1,295)	(23)	1,449	209
Comprehensive loss
Net loss		—	—	—	—	—	(148)	(148)
Other comprehensive income		—	—	—	—	10	—	10
Total comprehensive loss		—	—	—	—	10	(148)	(138)
Transactions recognized directly in equity
Shares issued	23	—	1	—	—	—	—	1
Share-based plans	25	—	—	—	—	—	8	8
Deferred taxation on share-based payments	12	—	—	—	—	—	2	2
Total transactions recognized directly in equity		—	1	—	—	—	10	11
Balance at December 31, 2020		73	6	—	(1,295)	(13)	1,311	82

Balance at January 1, 2021		73	6	—	(1,295)	(13)	1,311	82
Comprehensive income
Net income		—	—	—	—	—	205	205
Other comprehensive loss		—	—	—	—	(7)	—	(7)
Total comprehensive income		—	—	—	—	(7)	205	198
Transactions recognized directly in equity
Shares issued	23	—	1	—	—	—	—	1
Shares repurchased and canceled	23	(3)	—	3	—	—	(101)	(101)
Share-based plans	25	—	—	—	—	—	11	11
Settlement of equity awards		—	—	—	—	—	(1)	(1)
Deferred taxation on share-based plans	12	—	—	—	—	—	13	13
Total transactions recognized directly in equity		(3)	1	3	—	—	(78)	(77)
Balance at December 31, 2021		70	7	3	(1,295)	(20)	1,438	203
The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Cash Flow Statement

For the year ended December 31 (in millions)	Notes	2021	2020
Cash flows from operating activities
Operating profit/(loss)		213	(156)
Depreciation, amortization, and impairment	9, 10	15	18
Gain on disposal of intangible assets		(20)	–
Gain on disposal of right-of-use assets	11	–	(2)
Depreciation and impairment of right-of-use assets	11	7	8
Share-based plans	25	11	8
Settlement of tax on employee awards		(1)	–
Impact from foreign exchange movements		(3)	(5)
(Increase)/Decrease in trade receivables		(25)	15
Decrease/(Increase) in current and non-current other assets		16	(44)
Increase in inventories		(3)	(16)
Increase/(Decrease) in trade and other payables		201	(103)
(Decrease)/Increase in provisions and other liabilities(1)		(16)	129
Cash generated from/(used in) operations		395	(148)
Interest paid		(18)	(20)
Interest received		1	9
Taxes paid		(17)	(34)
Transaction costs related to debt refinancing	17	(8)	–
Net cash inflow/(outflow) from operating activities		353	(193)

Cash flows from investing activities
Purchase of property, plant and equipment	10	(4)	(4)
Purchase of intangible asset	9	(30)	–
Net proceeds from disposal of intangible assets	9	20	–
Net cash outflow from investing activities		(14)	(4)

Cash flows from financing activities
Proceeds from borrowings	17	250	–
Repayment of borrowings	17	(236)	(4)
Payment of lease liabilities		(8)	(7)
Proceeds from the issuance of ordinary shares		1	1
Cash paid for the repurchase and cancellation of shares (including direct transaction costs)	23	(101)	–
Net cash outflow from financing activities		(94)	(10)

Net increase/(decrease) in cash and cash equivalents		245	(207)
Cash and cash equivalents at beginning of the year	16	858	1,060
Exchange difference		(1)	5
Cash and cash equivalents at end of the year		1,102	858
__________________
(1)Changes in provisions and other liabilities for FY 2021 line include exceptional payments of $10 million for the RB settlement agreement and $9 million for DOJ related matters (FY 2020 includes a $103 million initial payment under the DOJ resolution).
The notes are an integral part of these condensed consolidated interim financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. GENERAL INFORMATION
Indivior PLC (the “Company”) and its subsidiaries (together, “Indivior” or the “Group”) are predominantly engaged in the development, manufacture and sale of buprenorphine-based prescription drugs for the treatment of opioid dependence, and co-occurring disorders (the “Indivior Business”).
The Group is a public limited company incorporated and domiciled in England, United Kingdom on September 26, 2014, and is the holding company for the Group. The address of the registered office and company number is 234 Bath Road, Slough, Berkshire, SL1 4EE, UK and 09237894, respectively.
Indivior PLC is the ultimate holding company of the Group. The following table sets out details of the Group’s significant subsidiaries:

Name	Country of incorporation or registration	Proportion of Ownership Interest
RBP Global Holdings Limited	England and Wales	100%
Indivior UK Limited	England and Wales	100%
Indivior Europe Limited	Ireland	100%
Indivior Inc.	U.S.	100%
Indivior Treatment Services, Inc.	U.S.	100%
Indivior Pty Ltd	Australia	100%
The principal accounting policies adopted in the preparation of these financial statements are set out below. Unless otherwise stated, these policies have been consistently applied to all years presented.
2. BASIS OF PREPARATION AND ACCOUNTING POLICIES
The annual financial statements of the Group have been prepared in prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements are presented in US dollars ($) and are prepared on a historical cost basis except where otherwise stated. Amounts denoted in ‘m’ represent million and ‘k’ in thousands. The financial statements were approved by the Board of Directors on March 17, 2022. They have been updated to reflect, retrospectively, the effects of the share consolidation presented in Note 8 and for the disclosure of subsequent events in Note 27. Those updates were approved on November 17, 2022.
The Directors have considered the Group’s and Parent Company’s financial plan, in particular reference to the period through to June 2023.
As disclosed in Notes 19, 20 and 21 to the Group financial statements, the Group has liabilities and provisions totaling $537 million (2020: $568 million) for the Department of Justice (DOJ) Resolution and related matters and the Reckitt Benckiser (RB) settlement. The Directors have assessed the Group’s ability to comply with the minimum liquidity covenant in the Group’s debt facility, maintain sufficient liquidity to fund its operations, fulfill obligations under the DOJ resolution and RB agreement, and address the reasonably possible financial implications of the ongoing legal proceedings. The Directors have also modeled the risk that SUBLOCADE will not meet revenue growth expectations (considering a 15% decline on forecasts), an accelerated reversion to generic analogs for SUBOXONE Film, and the ongoing legal proceedings (as disclosed in Note 21) may result in reasonably possible payments as part of the Group’s going concern assessment and downside scenario.
These risks were balanced against the Group’s current and forecast working capital position. As a result of the factors set out above, the Directors of the Group and Parent Company have a reasonable expectation that the Group and Parent Company have adequate resources to continue in operational existence for at least one year from the issuance of these financial statements.

The Directors have given the going concern assessment due consideration and have concluded that it is appropriate to adopt the going concern basis for accounting and preparing these financial statements.
Adoption of new and revised standards
The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2021:
Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 29 and IFRS 7)
Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) was issued in response to the ongoing reform of interest rate benchmarks around the world. These standards relate to the replacement of benchmark interest rates such as LIBOR, a priority of global regulators. The International Accounting Standards Board (IASB) identified two phases of the reform: Phase 1 amendments primarily deal with pre-LIBOR reform where uncertainty could arise in the lead-up to transition and Phase 2 amendments relate to post-LIBOR reform, when uncertainty is removed, and new rates adopted. Phase 1 amendments provide relief from applying specific hedge accounting requirements. The Group’s adoption of these amendments had no impact on the consolidated financial statements as the amendments were not applicable to the Group.
Phase 2 amendments primarily address potential financial reporting issues that may arise when LIBOR is replaced. For contractual changes or changes to cash flows directly required by LIBOR reform, the effective interest rate (EIR) will be updated without adjusting the carrying amount of the financial asset/liability or the EIR will be used to recalculate the carrying amount, with any modification gain or loss recognized in profit or loss. Phase 2 amendments became effective in 2021. While the Group’s term loan is USD LIBOR based, the term loan contains fallback language to convert to a new reference rate when USD LIBOR is discontinued or becomes non-representative, which is expected to occur in early 2023. The Group does not expect the adoption of this standard to have a significant impact on the future consolidated financial statements.
COVID-19 related rent concessions (Amendments to IFRS 16)
The Group did not receive rent concessions due to COVID-19 or other factors. As this amendment was not applicable it did not have an impact on the amounts recognized in prior periods or the current year and are not expected to significantly affect future periods.
New accounting standards issued but not yet effective
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group. These standards, amendments, or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.
Basis of consolidation
The consolidated financial statements include the results of the Group and its subsidiaries, which are entities controlled by the Group. The Group has a 100% direct or indirect interest in all of its consolidated subsidiaries. Inter-company transactions, outstanding balances payable or receivable and unrealized income and expense on transactions between Group companies have been eliminated on consolidation. All subsidiaries have year ends which are co-terminous with the Group’s. For IFRS reporting, subsidiaries’ accounting policies are consistent with the policies adopted by the Group.
Foreign currency translation
The financial statements of each Group entity is measured using the currency of the primary economic environment in which the entity operates (the functional currency), which is generally the local currency with the exception of treasury and holding companies where the functional currency is the U.S. dollar. The Group’s reporting currency is the U.S. dollar.
Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the remeasurement of monetary assets and liabilities denominated in foreign currencies are recognized within SG&A in the income statement.
The exchange rates used for the translation of currencies into U.S. dollars that have the most significant impact on the Group’s results were:

	2021	2020
GBP year-end exchange rate	1.3532	1.3651
GBP average exchange rate	1.3763	1.2833
EUR year-end exchange rate	1.1378	1.2226
EUR average exchange rate	1.1840	1.1403
The financial statements of subsidiaries with different functional currencies are translated into U.S. dollars on the following basis:
•Assets and liabilities at the year-end rate.
•Profit and loss account items at the weighted average exchange rate for the year.
Exchange differences arising from translation of retained earnings and the net investment in foreign entities are taken to equity and recognized in the statement of comprehensive income on consolidation.
Revenues
Net revenues are generated from sales of pharmaceutical products, net of provisions for returns, discounts, incentives and rebates.
Net revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over pharmaceutical products to the customer, substantially all of which is upon receipt of the products by the customer. The amount of net revenue recognized is based on the consideration expected in exchange for pharmaceutical products. The consideration Indivior receives may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The Group has no material contracts with more than one performance obligation.
The Group is required to determine the net transaction price in respect of each of its contracts with customers. In making such judgment, the Group assesses the impact of any variable consideration in the contract due to returns, discounts, incentives and rebates. These are estimated and recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.
These amounts are calculated as follows:
•accruals for rebates based on attainment of sales targets are estimated and recorded as each of the underlying sales transactions is recognized;
•accruals for price reductions under government and state programs, largely in the U.S., are estimated on the basis of the specific terms of the relevant regulations and agreements, and recorded as the underlying sales transactions are recognized;
•accruals for sales returns are calculated on the basis of Management’s best estimate of the amount of product that will ultimately be returned in accordance with our return policy. The

Group’s returns policy allows the customer to return products within a certain period either side of the expiry date (usually three to six months before and six to twelve months after the expiry date). The accrual is estimated on the basis of past experience of sales returns and expectations of future returns.
The Group also takes account of factors such as levels of inventory in its various distribution channels, product expiry dates, information about potential discontinuation of products and the entry of competing products into the market. In each case, the accruals are subject to continuous review and adjustment as appropriate, based on the most recent information available to Management. The Group believes it has the ability to measure each of the above accruals reliably, using the following factors in developing its estimates:
•the nature and patient profile of the underlying product;
•the applicable regulations and/or the specific terms and conditions of contracts with governmental authorities, wholesalers and other customers;
•historical data relating to similar contracts, in the case of qualitative and quantitative rebates and chargeback incentives;
•past experience and sales growth trends;
•actual inventory levels in distribution channels, monitored by the Group using internal sales data and externally provided data;
•the shelf life of the Group’s products; and
•market trends including competition, pricing and demand.
There may be adjustments to the accruals when the actual rebates are invoiced based on utilization information submitted to the Group (in the case of accruals for rebates related to sales targets or contractual rebates) and claims/invoices received (in the case of regulatory rebates and chargebacks). Management believes the estimates made are reasonable; however, such estimates involve judgments on distribution channel mix, distributors’ sales performance and market competition.
Accounting estimates and judgments
Management makes several estimates and assumptions regarding the future and significant judgments in applying the Group’s accounting policies.
Key estimates and assumptions
Estimates and assumptions may affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates are based on the Group’s knowledge of the amount, events, or actions; however, actual results may ultimately differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. The Group reviewed the impact of COVID-19 on key business practices and further evaluated estimates used in judgmental accounting positions. This review focused on inventory obsolescence, impact on cash flow (going concern), impairment of intangible assets, impairment of fixed assets and expected credit loss provisions for trade receivables. Revisions to estimates are recognized prospectively. The key estimates and assumptions used in the financial statements are set out below.
Provisions for returns, discounts, incentives and rebates
The Group offers various types of reductions from list prices on its products. Products sold in the United States are covered by various programs (such as Medicare and Medicaid) under which products are sold at a discount. Rebates are granted to healthcare authorities, and under contractual arrangements with certain customers. Some wholesalers are entitled to chargeback incentives under specific contractual arrangements. Cash discounts may also be granted for prompt payment.
The discounts, incentives and rebates described above are estimated based on contractual arrangements with customers or terms of the relevant regulations and/or agreements applicable for transactions with healthcare authorities, and in some cases on assumptions about the attainment of targeted volumes. Several months may pass between the original estimate of rebates due and confirmation of the amount, which may increase the estimation risk. Please refer to the revenue accounting policy for further details.
The Group also estimates the amount of product returns based on contractual sales terms and reliable historical data, adjusted for future expectations. The estimates are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue.
A 5% variation in our provision for rebates and product returns would impact net revenue by $22m. For more details of accruals for returns, discounts, incentives, and rebates, see Note 22 to the Group financial statements.
Impairment of intangible assets
The carrying values of intangible assets are reviewed for impairment annually and/or when events or changes in circumstances indicate the carrying value may be impaired depending on the intangible asset type. In carrying out impairment reviews, specifically in relation to products in development, several significant assumptions have to be made. These include the probability of success in obtaining regulatory approvals, future rate of market growth, discount rates, market demand for the products acquired, future profitability, and levels of reimbursement for pharmaceutical products. If actual results should differ, or changes in expectations arise, impairment charges may be required which would have a material adverse impact on reported results and financial position. Consistent with other products in early stages of development, it is reasonably possible that products in development could fail to obtain regulatory approvals. The probability of success is factored into the risk-adjusted calculation of the recoverable amount; however, failure to reach commercialization would result in a full impairment of the asset. See Note 9 to the Group financial statements for further details.
Deferred taxes
Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements using the balance sheet approach. The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. (see Note 12).
Critical judgments
Management has made the following critical judgments in applying the Group’s accounting policies that have the most significant effect on the amounts recognized in the Group financial statements:
Ongoing litigation and IP-related claims
The Group is involved in litigation, arbitration, and other legal proceedings. These proceedings typically are related to compliance and trade practices, commercial claims, product liability claims, intellectual property rights, and employment and wrongful discharge claims. For each claim or grouping of similar claims, Management makes judgments regarding the relative merits and risks within the claims. These judgments inform the Group’s defense strategies, whether a loss or settlement from the claims is probable and whether sufficient information exists to make a reliable estimate of the likely outcome of the claims. Provisions are recognized when the Group has a present legal or constructive obligation, an outflow of resource to settle the obligation is more likely than not, and the amount can be reliably estimated. Management has assessed as ‘contingent’ matters that cannot be reliably estimated or are not considered probable at the current time. For more details of all the outstanding legal proceedings including those that have been deemed contingent, see Note 21 to the Group financial statements.
Provisions, when made, are valued based on Management’s best estimates considering all available information, external advice, and historical experience. The assessment of provisions can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions, including advice from counsel on the merits of the claim, the settlement or litigation strategy, amount and timing of potential payments, and discounting. As of December 31, 2021, the Group maintains provisions and other liabilities related to the DOJ resolution and DOJ-related matters for $497 million (2020: $518 million) and IP-related claims for $73 million (2020: $47 million). These provisions are valued based on the Management’s best estimates considering available historical information and external advice. Provisions for DOJ-related matters are expected to be settled within the next 12 months and are not expected to materially change. IP-related claims are expected to be settled in FY 2023/2024 and are not expected to materially change over the next 12 months, or through settlement proceedings, as the Group’s estimate considers the value of the court-established surety bonds and an assessment by subject matter experts. For more details of provisions for litigation and IP-related claims, see Notes 19 through 21 to the Group financial statements.
3. SEGMENT INFORMATION
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (‘CODM’). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (CEO).
The Group is engaged in a single business activity, which is predominantly the development, manufacture, and sale of prescription drugs for the treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.
Revenues are attributed geographically based on the country where the sale originates. The following table represents net revenues and non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, and other assets.
Net revenue:

For the year ended December 31 (in millions)	2021	2020
United States	603	456
Rest of World	181	182
United Kingdom	7	9
Total	791	647
On a disaggregated basis, the Group’s net revenue by major product line:

For the year ended December 31 (in millions)	2021	2020
SUBLOCADE	244	130
PERSERIS	17	14
Sublingual/Other	530	503
Total	791	647

Significant customers
Net revenues include amounts derived from significant customers that amount to 10% or more of the Group’s revenues as net follows (in percentages of total net revenue):

Customer	2021%	2020%
Customer A	21%	19%
Customer B	18%	17%
Customer C	18%	21%
Non-current assets:

At December 31 (in millions)	2021	2020
United States	133	141
United Kingdom	145	122
Rest of World	5	6
Total	283	269
4. OPERATING EXPENSES AND OTHER OPERATING INCOME
Research and development
Research expenditure is charged to the consolidated income statement in the year in which it is incurred.
Development expenditure is expensed as incurred, unless the following criteria are met, in which case it is capitalized:
•it must be technically feasible to complete the development project (or intangible asset) so that the related product will be available for use or sale;
•there is an intention to complete the intangible asset or development project and use or sell it;
•the Group has the ability to use the intangible asset or to sell it;
•the way in which the intangible asset will generate probable future economic benefits. The Group must be able to demonstrate the existence of a market for the intangible asset's output or for the intangible asset itself or, if it is to be used internally, it must be able to demonstrate the usefulness of the intangible asset;
•adequate technical, financial and other resources are available to complete the development and to use or sell the intangible asset; and
•expenditure attributable to the intangible asset during its development can be reliably measured.
Amounts capitalized are amortized over the useful life of the developed product, once commercialized.
The Group has determined that filing for regulatory approval is generally the earliest point at which internal development costs can be capitalized. However, judgment is exercised when assessing the point at which it is probable that the asset created will generate future economic benefits, which may not be until final regulatory approval for certain assets. All internal development expenditure incurred prior to filing for regulatory approval is therefore expensed as incurred. Internally generated intangibles recognized include software and technology and development costs in relation to PERSERIS.

Selling, general and administrative expenses
Expenses are recognized in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.
Marketing and promotional expenses are charged to the income statement as incurred.
The table below sets out selected operating costs and expense information.

(in millions)	Notes	2021	2020
Research and development expenses		(52)	(40)
Selling and marketing expenses		(192)	(202)
Administrative and general expenses(1)		(239)	(464)
Selling, general and administrative expenses		(431)	(666)

Depreciation, amortization and impairment(2)	9, 10, 11	(13)	(17)
__________________
(1)Medical Affairs functional costs are included in administrative expenses.
(2)Depreciation and amortization expense is included in research and development and selling, general and administrative expenses. Depreciation and amortization expense of $9 million (2020: $9 million) for intangibles and ROU assets is included within cost of sales.
Other operating income
Other operating income includes the net cash proceeds received from the disposal of the TEMGESIC (buprenorphine) franchise outside of North America to Eumedica Pharmaceuticals AG for $19 million, the out-licensing of nasal naloxone opioid overdose patents for $1 million, and the Directors’ and Officers’ insurance reimbursements for $12 million.

(in millions)	2021	2020
Other operating income	32	—
5. EMPLOYEES
Employee benefits
Short-term obligations
Liabilities for salaries and wages, including non-monetary benefits, vacation and accumulating sick leave expected to be settled within 12 months after the end of the period in which the employees render the related service, are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for vacation and accumulating sick leave is recognized in the provision for employee benefits. All other short-term employee benefits are included within trade and other payables.
Pension commitments
Some companies within the Group operate defined contribution and (funded and unfunded) defined benefit pension schemes. The cost of providing pensions to employees who are members of defined contribution schemes is charged to the income statement as contributions are made. The Group has no further payment obligations in respect of such schemes once the contributions have been paid. See also Note 19.

Post-retirement benefits other than pensions
Some companies within the Group provide post-retirement medical care to their retirees. The costs of providing these benefits are accrued over the period of employment and the liability recognized in the balance sheet is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related asset is deducted. See also Note 19.
Details of employee costs
(a) Staff costs

(in millions)	Note	2021	2020
The total employment costs, including Directors, were:
Wages and salaries		(165)	(139)
Social security costs		(25)	(22)
Pension costs(1)		(6)	(9)
Share-based payments	25	(11)	(8)
Termination reversal/(costs)		1	(9)
Total staff costs		(206)	(187)
__________________
(1)Pension costs predominately reflect contributions made towards the Group’s defined contribution plans.
Key Management is defined as the Executive Committee, a body of nine employees (2020: 9 employees) including the CEO and the functional leads directly reporting the CEO. Compensation awarded to Key Management was:

(in millions)	2021	2020
Short-term employee benefits	(10)	(6)
Termination costs	(1)	(2)
Share-based payments	(7)	(5)
Total compensation awarded to Key Management	(18)	(13)
(b) Staff numbers
The average monthly number of persons employed by the Group, including Directors, during the year was:

	2021	2020
Operations	573	567
Management	164	168
Research and development	65	84
Average number of employees	802	819

6. NET FINANCE EXPENSE
Finance costs of borrowings are recognized in the income statement over the term of those borrowings. Finance costs related to lease arrangements are recognized in the income statement over the lease period. Finance costs on legal matters predominantly relate to the Group’s settlement with the DOJ and are recognized in the income statement over the settlement payment period. See Note 19 for further details. Finance income on cash and cash equivalents and investments are recognized in the income statement in the period they are earned.

Finance income (in millions)	2021	2020
Interest income on cash and cash equivalents/investments	1	7
Other finance income	3	2
Total finance income	4	9

Finance expense
Interest expense on borrowings	(16)	(14)
Interest expense on lease liabilities	(2)	(3)
Interest expense on legal matters	(8)	(7)
Other finance expense	(1)	(2)
Total finance expense	(27)	(26)
Net finance expense	(23)	(17)

7. INCOME TAX BENEFIT/(EXPENSE)
Income tax for the year comprises current and deferred tax. Current tax is the expected tax payable on taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Income tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(in millions)	2021	2020
Current tax	(48)	(11)
Adjustments for prior year non-operating/non-recurring tax items	43	—
Other adjustments for prior year	2	3
Total current tax	(3)	(8)
Origination and reversal of temporary differences	18	37
Adjustments for changes in tax rates	(1)	—
Adjustments for prior year deferred tax	1	(4)
Total deferred tax	18	33
Total income tax benefit	15	25
The standard rate of corporation tax in the UK was 19% for the year ended December 31, 2021 (2020: 19%). The Group’s profits for the year ended December 31, 2021, are taxed at an effective rate of -8% (2020: 14%).
The total tax benefit for the year reconciles to the accounting profit as follows:

(in millions)	2021	2020
Profit/(loss) before taxation	190	(173)
Tax at the notional UK corporation tax rate of 19% (2020: 19%)	36	(33)
Effects of:
Tax at rates other than the UK corporation tax rate	(1)	5
Permanent differences	(4)	7
R&D tax credit	(1)	(1)
Adjustment for prior year non-operating/non-recurring tax items	(43)	—
Other adjustments for prior year	(2)	5
Adjustments to amounts carried in respect of unresolved tax matters	(1)	(6)
Impact of rate changes	1	—
Share awards	—	(2)
Income tax benefit	(15)	(25)
The reported effective tax rate of -8% (2020: 14%) was impacted by:
•Permanent difference tax benefit of $4 million (2020: tax expense of $7 million). Permanent differences arise due to differences between financial statement income and taxable income determination that will never reverse. Current year differences resulted from income not subject to tax, offset by business expenses not deductible.
•Adjustments for prior year non-operating/non-recurring items for 2021 of $43 million relate to the approval of tax credits by the Internal Revenue Service in relation to development credits for

SUBLOCADE claimed for 2014 to 2017 and the tax impact of settlement costs incurred with RB which were recorded in the prior year.
•The other adjustments in respect of prior years relate to tax accrual to return true ups of $2 million benefit (2020: $5 million expense).
•Excluding the impact of non-operating/non-recurring items, the effective tax rate for the year ended December 31, 2021, was 15% (2020: 17%).

(in millions)	2021	2020
Income tax benefit	(15)	(25)
Tax on non-operating items	(3)	37
Non-operating tax items	43	—
Income tax expense excluding non-operating/non-recurring items	25	12
Exceptional tax benefit recorded in 2021 relates to the approval of tax credits by the Internal Revenue Service in relation to development credits for SUBLOCADE claimed for years 2014 to 2017, the tax impact of settlement costs incurred with Reckitt Benckiser (RB) which were recorded in the prior year. See “Item 5. Operating and Financial Review and Prospects—Non-IFRS Measures” for a listing of one-time non-operating/non-recurring items.
The Group believes it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate. As a multinational Group, tax uncertainties remain in relation to Group financing, intercompany pricing, the location of taxable operations and the tax treatment of non-operating/non-recurring items. Management has concluded tax provisions made to be appropriate and does not believe a significant risk of material change to uncertain tax positions exists in the next 12 months.
Factors affecting future tax charges
As a Group with worldwide operations, Indivior is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms. The enacted United Kingdom Statutory Corporation Tax rate is 19% for the year ended December 31, 2021. On March 3, 2021, the UK Chancellor announced an increase in the corporation tax rate from 19% to 25% with effect from April 1, 2023. The increase to the corporation tax rate was substantively enacted on May 24, 2021. The effect of the rate change is immaterial.
Other tax matters
As disclosed in Note 21, the Group reached a settlement with Reckitt Benckiser on January 25, 2021. As it relates to the settlement agreement a $8 million tax benefit from the settlement cost has been recognized in the year. Tax authorities may potentially challenge the Group’s position.
The potential tax liability on unremitted earnings would be less than $1 million. Given our permanent investment assertion and the immateriality of this balance, no provision has been made at this time.
8. EARNINGS/(LOSS) PER SHARE
In September 2022, the Group’s shareholders approved a 5-for-1 share consolidation. On October 10th, 2022, the Group completed this share consolidation. Shareholders received 1 new Ordinary share with a nominal value of $0.50 each for every 5 previously existing Ordinary shares which had a nominal value of $0.10 cents each. All share and per share information of the Group, including basic and diluted weighted average number of shares outstanding, basic earnings per share, and diluted earnings per share have been retrospectively adjusted to reflect the share consolidation in all financial periods presented.
Presented below are the basic and diluted earnings per share for 2021 and 2020:

	2021	2020
Basic earnings/(loss) per share	$1.41	$(1.01)
Diluted earnings/(loss) per share	$1.35	$(1.01)
Basic
Basic earnings/(loss) per share is calculated by dividing net income/(loss) for the year attributable to owners of the Group by the weighted average number of ordinary shares in issue during the year.
Diluted
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares in the form of stock options and awards. The weighted average number of shares is adjusted for the number of shares granted assuming the exercise of stock options performance conditions have been met at the balance sheet date and as determined per the treasury stock method.
The weighted average number of ordinary shares outstanding for 2021 (on a basic basis) includes the favorable impact of the share repurchase program. Refer to Note 23 for further details.

Weighted average number of shares (in thousands)	2021	2020
On a basic basis	145,660	146,573
Dilution for share awards and options	6,280	4,098
On a diluted basis	151,940	150,671
9. INTANGIBLE ASSETS
Intangible assets are carried at cost less accumulated amortization and impairment.
Payments made in respect of acquired distribution rights are capitalized when it is probable that the expected future economic benefits attributable to the asset will flow to the Group. The useful life of the acquired distribution rights is determined based on legal, regulatory, contractual, competitive, economic or other relevant factors. Acquired rights with finite lives are subsequently amortized using the straight-line method over their defined useful economic lives.
Payments related to the acquisition of rights to products in development or marketed products are capitalized if it is probable that future economic benefits from the asset will flow to the Group. Probability of future economic benefit is assumed for all payments made for externally acquired products in development and therefore capitalized. Subsequent success-based milestone payments up to and including approval are capitalized when achieved. Amortization of the asset starts when it becomes available for use, at which point the asset is amortized over its useful economic life, which is generally estimated as the patent life within the product’s primary market. Amortization of marketed products is recognized within cost of sales.
Gains and losses on the disposal of intangible assets are determined by comparing the asset’s carrying value with any sale proceeds and are included in the income statement.
Impairment of intangible assets
The carrying values of intangible assets are reviewed for impairment annually and/or when events or changes in circumstances indicate the carrying value may be impaired depending on the intangible asset type. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.
An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal or its value in use. In assessing value in use, its estimated future cash flows are discounted to their net present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.
In carrying out impairment reviews of products in development, several significant assumptions have to be made. These include the probability of success in obtaining regulatory approvals, future rate of market growth, discount rates, market demand for the products acquired, future profitability, and levels of reimbursement for pharmaceutical products. If actual results should differ, or changes in expectations arise, impairment charges may be required which would have a material adverse impact on reported results and financial position. Products in development of $39 million (2020: $10 million) are subject to potential impairment in line with the aforementioned assumptions.
Sensitivity analysis
For the INDV-2000 asset, which is a product in development valued at $10 million (2020: $10 million), the recoverable amount calculation is particularly sensitive due to limited headroom when compared to the carrying amount as at December 31, 2021, which could give rise to future impairment. The Group performed a sensitivity analysis by applying reasonable changes to key assumptions used in the calculation. Consistent with other products in early stages of development, it is reasonably possible that the product could fail to obtain regulatory approvals. The probability of success is factored into the risk-adjusted calculation of the recoverable amount; however, failure to reach commercialization would result in a full impairment of the asset. The Group determined that an increase of 50bps to the discount rate and a three-month delay in the launch timeline would result in an impairment of $5 million, assuming all other factors are kept constant. Reasonable changes in any individual assumption will not result in a material impairment charge.

(in millions)	Acquired distribution rights	Products in development	Marketed products	Software	Total
Cost
At January 1, 2021	235	37	57	39	368
Additions	—	30	—	—	30
Disposal	(12)	—	—	—	(12)
Exchange adjustments	(3)	(1)	—	—	(4)
At December 31, 2021	220	66	57	39	382
Accumulated amortization and impairment
At January 1, 2021	235	27	15	29	306
Amortization charge	—	—	6	3	9
Disposal	(12)	—	—	—	(12)
Exchange adjustments	(3)	—	—	—	(3)
At December 31, 2021	220	27	21	32	300
Net book amount at December 31, 2021	—	39	36	7	82

(in millions)	Acquired distribution rights	Products in development	Marketed products	Software	Total
Cost
At January 1, 2020	228	36	56	39	359
Exchange adjustments	7	1	1	—	9
At December 31, 2020	235	37	57	39	368
Accumulated amortization and impairment
At January 1, 2020	228	26	9	24	287
Amortization charge	—	—	6	5	11
Exchange adjustments	7	1	—	—	8
At December 31, 2020	235	27	15	29	306
Net book amount at December 31, 2020	—	10	42	10	62
Acquired distribution rights
In 2021, $19 million of net cash proceeds were received from the disposal of the TEMGESIC (buprenorphine) franchise outside of North America to Eumedica Pharmaceuticals AG which had a nil carrying value.
Products in development
Products in development are products in different stages of research and development which have not received regulatory approval. These products are not amortized as they are not yet in use but are assessed for impairment at the end of each reporting period. Once approved in their primary market, products in development are transferred to marketed products. There were no new primary market product approvals in 2021.
In 2021 the Group entered a strategic collaboration with Aelis Farma that includes an exclusive option for the license of the global rights to AEF0117, a leading compound to treat cannabis-related disorders. Under the agreement, the Group paid $30 million to secure the option.
In 2021, $1 million of proceeds were received for the out-licensing of nasal naloxone opioid overdose patents to Adapt Pharmaceuticals (Emergent BioSolutions) which had a nil carrying value.
Marketed products
Marketed products include approved product rights for SUBLOCADE of $17 million (2020: $18 million) and PERSERIS of $19 million (2020: $24 million) which are amortized on a straight-line basis over the patent exclusivity period in the United States, the major market to which the approvals relate. In 2021, a new SUBLOCADE patent was approved in the United States extending the patent exclusivity period and amortization period from 2031 to 2035. All products are assessed for impairment indicators at the end of each reporting period and tested for impairment annually. No impairments were recognized in the year. Amortization expense of $6 million (2020: $6 million) was recognized in cost of sales.
Software
Acquired computer software licenses and related implementation costs are capitalized at cost. For cloud-based software licenses, implementation costs are expensed as incurred and subscription costs are expensed ratably over the license period. These costs are typically amortized on a straight-line basis, generally over a period of up to five years. Acquired computer software primarily relates to SAP, the

Group’s ERP system. In 2020, the Group extended the useful life estimate for its SAP instance through December 2024.
10. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated depreciation and impairment, with the exception of freehold land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the asset.
The cost of subsequent improvements and enhancements are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.
Except for freehold land and assets under construction, the cost of property, plant and equipment is depreciated on a straight-line basis over the expected useful life of the asset. For this purpose, expected lives are determined within the following limits:
•freehold buildings: not more than 20 years;
•plant and equipment: not more than 10 years;
•motor vehicles and computer equipment: not more than 4 years; and
•leasehold improvements: up to the expected lease term.
Assets’ residual values and useful lives are reviewed, and adjusted if necessary, at each balance sheet date. Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be appropriate. Freehold land is reviewed for impairment on an annual basis.
Gains and losses on the disposal of property, plant and equipment are determined by comparing the asset’s carrying value with any sale proceeds and are included in the income statement.

(in millions)	Land and buildings	Plant and equipment	Total
Cost
At January 1, 2021	55	73	128
Additions	—	4	4
Exchange adjustment	—	—	—
At December 31, 2021	55	77	132
Accumulated depreciation and impairment
At January 1, 2021	18	50	68
Charge for the year	3	3	6
Exchange adjustment	—	—	—
At December 31, 2021	21	53	74
Net book amount at December 31, 2021	34	24	58

(in millions)	Land and buildings	Plant and equipment	Total
Cost
At January 1, 2020	54	66	120
Additions	—	6	6
Exchange adjustment	1	1	2
At December 31, 2020	55	73	128
Accumulated depreciation and impairment
At January 1, 2020	14	46	60
Charge for the year	4	3	7
Exchange adjustment	—	1	1
At December 31, 2020	18	50	68
Net book amount at December 31, 2020	37	23	60
Depreciation expense of $6 million (2020: $7 million) is included in SG&A. Additions in the year relate primarily to PERSERIS syringe-filler equipment and other manufacturing equipment.
11. LEASES AND RIGHT-OF-USE ASSETS
Leases and right-of-use assets
As a lessee, the Group assesses whether a contract conveys the right to control use of an identified asset for a period in exchange for consideration, in which case it is classified as a lease. The Group recognizes a right-of-use asset (lease asset) and a corresponding liability at the lease commencement date, measured on a present value basis.
Leases with a term of 12 months or less (short-term leases) and low-value leases are not recognized on the balance sheet. For these short-term and low-value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.
The Group’s right-of-use assets are calculated based upon the following:
•the amount of the initial measurement of the lease liability;
•any lease payments made to the lessor at or before the commencement date, less any lease incentives (e.g. rent abatements, tenant improvement allowances) received; and
•any initial direct costs incurred by the Group.
Right-of-use assets are amortized on a straight-line basis from the commencement date of the lease over the shorter of the lease term or useful life of the right-of-use asset. Right-of-use assets are assessed for impairment whenever there is an indication the carrying amount may not be recoverable, generally using cash flow projections for the cash-generating unit in which the right-of-use asset belongs.
Lease liabilities are initially measured at the present value of the lease payments to be made over the lease term using the discount rate for the lease at lease commencement. If the interest rate implicit in the lease can be determined, it will be used to measure the liability. If an interest rate is not implicit in the lease, the incremental borrowing rate for the respective loan type at the date of commencement will be used, which ranged from 3.9% to 6.8% depending upon type of lease and country of origin. Generally, the Group uses its incremental borrowing rate as the discount rate.
The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease terms or expected payments under the lease change, or a modification occurs that is not accounted for as a separate lease. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The repayment of lease liabilities and corresponding interest payments are recognized as cash flows from financing activities.
The Group leases various properties and equipment (including vehicles). Rental contracts are typically made for fixed periods of 3 to 10 years but may have termination or extension options. The Group assesses whether it is reasonably certain to exercise the options at lease commencement and subsequently, if there is a change in circumstances within its control. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Such assessment involves Management judgment and estimations based on information at the time the assessments are made. Potential future cash outflows of $21 million (2020: $21 million) have not been included in the lease liability because it is not reasonably certain that the leases will be extended (or not terminated).
The following tables summarize movements of the right-of-use assets in 2021 and 2020:

(in millions)	Land and buildings	Plant and equipment	Total
Net Book Value
At January 1, 2021	14	29	43
Additions	—	2	2
Depreciation	(2)	(5)	(7)
Exchange adjustments	—	(1)	(1)
At December 31, 2021	12	25	37

(in millions)	Land and buildings	Plant and equipment	Total
Net Book Value
At January 1, 2020	17	30	47
Additions	2	3	5
Depreciation	(3)	(5)	(8)
Impairment	(2)	—	(2)
Exchange adjustments	—	1	1
At December 31, 2020	14	29	43
Depreciation expense of $4 million (2020: $5 million) is included in SG&A and $3 million (2020: $3 million) in cost of sales within the income statement. Additions in the year relate primarily to vehicle leases and office space.
Lease liabilities at December 31, 2021 by maturity were as follows:

(in millions)	2021
Within one year	10
Later than one and less than five years	29
More than five years	12
Gross lease liabilities	51
Less: future interest on lease liabilities	(7)
Net lease liabilities	44

Lease payments during the year were comprised of the following:

(in millions)	2021	2020
Interest paid on lease liabilities	2	3
Payments of lease liabilities	8	7
Total lease payments	10	10
12. TAX ASSETS AND LIABILITIES
Deferred taxes
Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements using the balance sheet approach. Deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction (other than a business combination) that affects neither accounting nor taxable profit or loss at that time. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the balance sheet date and apply when the deferred tax asset or liability is expected to reverse. They are revalued for changes in tax rates when new tax rates are substantively enacted.
The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At December 31, 2021, the Group’s net deferred tax assets of $105 million includes $81 million (2020: $51 million) in USA and $11 million (2020: $7 million) in UK. Deferred tax assets relate primarily to inventory costs capitalized for tax purposes, litigation liabilities (including non-operating/non-recurring items that are not expected to recur), share-based compensation, and other short-term timing differences. Recognition of deferred tax assets is driven by the Group’s ability to utilize the deferred tax asset which is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using Group-level budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future sales. These forecasts are therefore subject to similar uncertainties to those assessments. This exercise is reviewed each year and, to the extent required, an adjustment to the recognized deferred tax asset may be made. With the exception of specific assets that are not currently considered accessible (see unrecognized deferred tax assets below), Management have concluded full recognition of deferred tax assets to be appropriate and do not consider there a significant risk of a material change in their assessment in the next 12 months.

Deferred tax assets (in millions)	Unrealized profit in inventory	Short-term temporary differences	Share-based payments	Long-term temporary differences	Inventory costs capitalize	Other	Total
At January 1, 2020	12	19	2	1	4	2	40
Credit to the income statement	2	—	2	27	—	2	33
Credit directly to equity	—	—	2	—	—	—	2
At December 31, 2020	14	19	6	28	4	4	75
(Charged)/credit to the income statement	(6)	4	1	6	11	2	18
Credit directly to equity	—	—	13	—	—	—	13
Exchange adjustments	—	—	—	(1)	—	—	(1)
At December 31, 2021	8	23	20	33	15	6	105
On March 3, 2021, the UK Chancellor announced an increase in the corporation tax rate from 19% to 25% with effect from April 1, 2023. The increase to the corporation tax rate was substantively enacted on May 24, 2021. The effect of the rate change is immaterial.
The Group has not recognized deferred tax assets in relation to certain losses and interest expense in the UK, as the likelihood of future economic benefit is not sufficiently assured.

Unrecognized deferred tax assets consist of those in respect of losses of earlier periods of $14 million (2020: $11 million) and on interest expense of $8 million (2020: $6 million). Both the losses and interest expense have an unlimited carry-forward period.
Current taxes
Current tax for the current and prior periods is recognized as a liability to the extent that it has not yet been settled, and as an asset to the extent that the amounts already paid exceed the amount due.
13. INVENTORIES
Raw materials, stores and consumables, work in progress and finished goods are stated at the lower of cost or net realizable value. Cost comprises materials, direct labor and an appropriate portion of overhead expenses (based on normal operating capacity) required to get the inventory to its present location and condition. Inventory valuation is determined on a first in, first out basis. Selling expenses, product amortization, and certain other overhead expenses are excluded from product cost. Net realizable value is the estimated selling price less applicable selling expenses. Impairment of inventory is recognized in cost of sales.
Inventory, net is comprised of:

(in millions)	2021	2020
Raw materials, stores and consumables	34	38
Work in progress	28	19
Finished goods and goods held for resale	33	36
Total inventories, net	95	93
The cost of inventories recognized as an expense and included as cost of sales amounted to $127 million (2020: $97 million). The increase in cost of sales is primarily due to higher volume. Cost of sales included inventory write-offs and losses of $12 million (2020: $6 million). The inventory provision (reflected in the carrying amounts above) at December 31, 2021, was $13 million (2020: $12 million).
14. TRADE RECEIVABLES AND OTHER ASSETS
Trade receivables are initially recognized at their invoiced amounts less estimated adjustments for deductions such as cash discounts. Trade receivables consist of amounts due from customers, primarily wholesalers and distributors, for which there is no significant history of default. The credit risk of customers is assessed, taking into account their financial positions, past experiences and other relevant factors. Individual customer credit limits are imposed based on these factors. Provisions for expected credit losses are established using an expected credit loss model (ECL). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period. These provisions represent the difference between the carrying amount in the consolidated balance sheet and the estimated collectible amount. Charges for ECL are recognized in the consolidated income statement within SG&A expenses. The recognized amounts approximate fair value.
The Group is not aware of any deterioration in the credit quality of its customers and considers the net receivables to be fully recoverable.
Trade receivables

(in millions)	2021	2020
Trade receivables	205	181
Less: provision for ECL	(3)	(2)
Trade receivables, net	202	179

The aging of past due trade receivables as of December 31 is as follows:

(in millions)	2021	2020
Up to three months past due	6	9
Three to six months past due	1	3
Over six months past due	6	2
	13	14
Not due and not impaired	192	167
Provision for impairment of receivables	(3)	(2)
Trade receivables – net	202	179
As at December 31, 2021, a provision of $3 million (2020: $2 million) was recorded against the trade receivables balance based on the Group’s assessment of ECL. The assessment factors are discussed earlier within this note. The maximum exposure to credit risk at the year end is the carrying value of each class of receivable. The Group does not hold any collateral as security.
The Group’s trade receivables are denominated in the following currencies:

(in millions)	2021	2020
Sterling	2	4
Euro	16	18
U.S. dollar	172	146
Other currencies	15	13
Total trade receivables	205	181
Current and non-current other assets:

(in millions)	2021	2020
Short-term prepaid expenses	18	17
Other current assets	14	33
Total other current assets	32	50
Long-term prepaid expenses	22	22
Other non-current assets	84	82
Total other non-current assets	106	104
Total other assets	138	154
Other current and non-current assets relate primarily to surety bond funding (see Note 21). At December 31, 2021, collateral provided to surety bond holders, inclusive of accrued interest, was $82 million (2020: $108 million). In 2021, one of the surety bond holders returned $26 million causing a decrease in other current assets, which is partially offset by a $6 million increase related to a Directors’ and Officers’ insurance claim settlement receivable.
Long-term prepaid expenses relate primarily to payments for contract manufacturing capacity.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Group’s financial assets and liabilities include trade receivables, other assets, cash and cash equivalents, borrowings, trade and other payables as set out in Notes 14, 16, 17 and 22, respectively. The Group measures financial assets and liabilities at amortized cost. Financial assets and liabilities are offset, and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset and net settlement is intended. The carrying value (less impairment provision, where applicable) of current borrowings, cash, trade receivables, other assets, trade accruals and trade payables is assumed to approximate fair value due to their short-term nature. The non-current borrowing, which is presented at amortized cost, was trading at approximately 99% (2020: 98%) of par value.
Financial risk management of the Group is mainly exercised and monitored at Group level. The Group’s financing and financial risk management activities are centralized to achieve benefits of scale and control with the goal of maximizing liquidity and mitigating operational and financial risks. Financial exposures of the Group are managed in a manner consistent with underlying business risks. Only those risks and flows generated by the underlying commercial operations are managed; speculative transactions are not undertaken.
Foreign exchange risk management
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. The Group’s policy is to align the foreign currency assets and liabilities within its major subsidiaries in order to provide some protection against the remeasurement exposure on profits.
Interest rate risk management
The Group has interest-bearing assets and liabilities. The Group monitors interest income and expense rate exposure on a regular basis with an objective of minimizing net interest cost. The main interest rate risk arises from the Group’s borrowings, which are discussed in Note 17, due to the floating interest rate. This exposure is partially offset by the interest income generated on the Group’s cash and cash equivalents which are based on variable market interest rates.
Liquidity risk management
Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure sufficient funding and facilities are in place to meet foreseeable liquidity requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic review of short-, medium- and long-term cash forecasts, while considering the maturity of its borrowing facility. At December 31, 2021, Indivior had $3 million (2020: $4 million) of borrowings repayable within one year and $1,102 million (2020: $858 million) of cash and cash equivalents.
Credit risk management
The Group’s exposure to credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, trade receivables and other assets. Financial institution counterparties are subject to approval under the Group’s counterparty risk policy and such approval is limited to financial institutions with a BBB rating or above. Concentration of credit risk with respect to trade receivables in the U.S. is limited as the balances consist of amounts due from customers, primarily major wholesalers and distributors, for whom there is no significant history of default. Outside the U.S., no single customer accounts for a significant share of Group’s trade receivables balance. In the U.S., in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 57% of the Group sales in 2021 and 2020. At December 31, 2021, the Group had trade receivables due from these three wholesalers totaling $142 million (2020: $142 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results. The Group’s credit risk monitoring activities relating to these wholesalers include a review of their financial information and Standard & Poor’s credit ratings, and establishment and periodic review of credit limits. However, the Group believes there is no further credit risk provision required in relation to these customers (see Note 14).
Capital risk management
The Group considers capital to be net cash plus total reported equity. Net cash is calculated as cash and cash equivalents less total borrowings. Total borrowings do not include lease liabilities of $44 million (2020: $51 million). Refer to Note 17 for further discussion on borrowings.
Total equity includes share capital, reserves and retained earnings as shown in the consolidated balance sheet.

(in millions)	Note	2021	2020
Net cash	17	853	623
Total equity		203	82
		1,056	705
The objectives for managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders and to maintain an efficient capital structure to optimize the cost of capital.
The Group monitors net cash, which at year end amounted to net cash of $853 million (2020: $623 million) to maintain an appropriate level of financial flexibility.
16. CASH AND CASH EQUIVALENTS
Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and highly liquid investments with original maturities of less than three months.

(in millions)	2021	2020
Cash and cash equivalents	1,102	858
There were no bank overdrafts at December 31, 2021 or 2020.
17. FINANCIAL LIABILITIES - BORROWING
Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost, with any difference between cost and redemption value being recognized within finance expense in the income statement over the year of the borrowings on an effective interest basis.
Borrowings are classified as a current liability unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
In 2021, the Group completed a refinancing of its term loan, repaying in full the existing $235 million term loan and replacing it with a new term loan with a principal amount of $250 million. As a result of the debt refinancing, the Group incurred a collective charge of $2 million related to writing off unamortized deferred financing costs due to the extinguishment and settlement of previous term loan ($1 million) and advisory fees incurred in conjunction with the refinancing ($1 million).

The Group capitalized $8m of deferred financing and original issue discount costs related to the new term loan, which were netted against the total amount borrowed and are amortized over the maturity period.

Term loan (in millions)	2021	2020
Term loan – current	(3)	(4)
Term loan – non-current	(239)	(230)
Total term loan	(242)	(234)
_________________
(1)Borrowings reflect the outstanding principal amount drawn before debt issuance cost of $7 million (2020: $1 million). These do not include lease liabilities of $44 million (2020: $51 million).
The terms of the loan in effect at December 31, 2021 are as follows:

	Currency	Nominal interest margin	Maturity	Required annual payments	Minimum liquidity
Term loan facility	USD	LIBOR (0.75%) +5.25%	2026	1%	Larger of $100m or 50% of Loan Balance
While the new term loan is USD LIBOR based, the new term loan contains fallback language to convert to a new reference rate when USD LIBOR is discontinued or becomes non-representative, which is expected to occur in early 2023. The term loan amounting to $249 million (2020: $235 million), is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries.
Also included within the terms of the loan were:
•Nominal interest margin is calculated over three-month USD LIBOR, subject to a floor of 0.75%; and
•There are no revolving credit commitments.
Maturity of gross borrowings (including expected interest using the rate at the balance sheet date)

(in millions)	2021	2020
Within one year or on demand	18	17
Bank loans payable due:
Later than one and less than five years	298	243
More than five years	–	–
Gross borrowings (including interest)	316	260
Analysis of changes in liabilities from financing activities

(in millions)	At January 1, 2021	Cash flows	Profit and loss	Additions	Reclassifications	Exchange adj.	At December 31, 2021
Current borrowings	(4)	3	—	—	(2)	—	(3)
Non-current borrowings	(230)	—	—	(11)	2	—	(239)
Lease liabilities	(51)	8	—	(2)	—	1	(44)
Interest payable	(2)	16	(14)	—	—	—	—
Total financial liabilities	(287)	27	(14)	(13)	—	1	(286)

18. COMMITMENTS
The Group has various purchase commitments for services and materials in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.
As of December 31, 2021, the Group had no material PP&E or intangible asset commitments for future periods.
19. PROVISIONS AND OTHER LIABILITIES
The Group is involved in legal and intellectual property disputes as described in Note 21, Legal proceedings.
Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, an outflow of resources to settle that obligation is more likely than not, and the amount can be reliably estimated. Provisions are measured at the present value of Management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Provisions are reviewed regularly, and amounts updated where necessary to reflect the latest assumptions. The assessment of provisions can involve complex judgments about future events and can rely heavily on judgments and estimates. Given the inherent uncertainties related to these judgments and estimates, the actual outflows resulting from the realization of those risks could differ adversely and materially from the Group’s assessments.

Provisions (in millions)	DOJ-related matters	IP-related matters	Restructuring costs	Other provisions	Total provisions
At January 1, 2020	(438)	(45)	(2)	(3)	(488)
Charged to the income statement	(178)	—	(9)	(1)	(188)
Transfer to other liabilities	586	—	—	—	586
Interest and discounting	(2)	(2)	—	—	(4)
Utilized during the year/payments	—	—	5	—	5
At December 31, 2020	(32)	(47)	(6)	(4)	(89)
Released/(Charged) to income statement	18	(24)	1	1	(4)
Interest and discounting	—	(2)	—	—	(2)
Utilized during the year/payments	9	—	5	—	14
At December 31, 2021	(5)	(73)	—	(3)	(81)

Provisions
Current	(5)	—	—	—	(5)
Non-current	—	(73)	—	(3)	(76)
At December 31, 2021	(5)	(73)	—	(3)	(81)

Current	(32)	—	(6)	—	(38)
Non-current	—	(47)	–	(4)	(51)
At December 31, 2020	(32)	(47)	(6)	(4)	(89)
DOJ-related matters
The Group carries a provision of $5 million (2020: $32 million) pertaining to all of the DOJ-related matters as discussed in Note 21. Negotiations with the DOJ-related plaintiffs resulted in an provision release of $18 million (2020: nil). The remaining movement of $9 million in the provision relates to amounts settled and paid during the year. DOJ-related matters of $5 million are based upon settlement discussions in progress or analogs of comparable settlements and are expected to be settled within the year. See below for discussion of other liabilities for DOJ resolution.
IP-related matters: ANDA litigation
The Group carries provisions totaling $73 million (2020: $47 million) for intellectual property-related matters, all of which relate to potential redress for intellectual property litigation with DRL and Alvogen should the Group not be successful with those cases outlined in Note 21, Intellectual property-related matters: ANDA litigation. In 2021, upon conclusion of expert discovery, the Group increased the provision for intellectual property-related matters to $73 million, resulting in a charge of $24 million (2020: nil). The provision represents the Group’s best estimate of potential damages owed to DRL and Alvogen for the period between FDA approval and lifting of the preliminary injunction. This estimate considers the value of the court-established surety bonds. The provision has been recorded at the net present value, using a risk-free rate, considering the estimated timing of the settlement in FY 2023/2024, timing of which is dependent upon progression of the trial. During the year, the Group recorded finance expense totaling $2 million (2020: $2 million) for time value of money on the provision. The Group does not expect the matter to be settled within a year and therefore the entire provision is classified as non-current. Refer to Note 21 for further details.
Restructuring costs
The restructuring provision related to cost-saving initiatives announced and implemented in 2020 which consisted of redundancy and related costs has been fully utilized as of December 31, 2021.
Other provisions
Other provisions totaling $3 million (2020: $4 million) primarily represent retirement benefit costs which are not expected to be settled within one year.
Other liabilities
Other liabilities represent contractual obligations to third parties where the amount and timing of payments is fixed. Where other liabilities are not interest-bearing and the impact of discounting is significant, other liabilities are recorded at their present value, generally using a discount rate appropriate to the liability or approximating the risk-free rate at the time the Group entered into the obligation.

Other liabilities (in millions)	DOJ Resolution	RB indemnity settlement	Other	Total other liabilities
At January 1, 2020	—	—	—	—
Charged to the income statement	—	(50)	—	(50)
Transfer from provisions	(586)	—	—	(586)
Interest and discounting	(3)	—	—	(3)
Utilized during the year/payments	103	—	—	103
At December 31, 2020	(486)	(50)	—	(536)
Contract liabilities	—	—	(3)	(3)
Interest and discounting	(6)	—	—	(6)
Utilized during the year/payments	—	10	—	10
At December 31, 2021	(492)	(40)	(3)	(535)

Other liabilities
Current	(53)	(8)	—	(61)
Non-current	(439)	(32)	(3)	(474)
At December 31, 2021	(492)	(40)	(3)	(535)

Current	—	(10)	—	(10)
Non-current	(486)	(40)	—	(526)
At December 31, 2020	(486)	(50)	—	(536)
DOJ resolution
In July 2020, the Group reached an agreement with the DOJ and other litigants described in Note 21 under “DOJ and related matters” to resolve the investigation of alleged charges of healthcare fraud, wire fraud, mail fraud, and conspiracy, in connection with the marketing and promotion practices, pediatric safety claims, and overprescribing of SUBOXONE Film and/or SUBOXONE Tablet by certain physicians. In November 2020, the Group made a payment of $103 million (including interest) when resolution was approved by a judge. Subsequently, six annual installments of $50 million will be due every January from 2022 to 2027. A final installment of $200m will be due in December 2027. Interest accrues on certain portions of the resolution which will be paid together with the annual installments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments. The discount rate and interest rate are 1.25%. In 2021, the Group recorded finance expense totaling $6 million (2020: $3 million). As of December 31, 2021, the Group carries other liabilities of $492 million (2020: $486 million) related to the settlement agreement with the DOJ.
RB resolution
In January 2021, the Group announced it had reached an agreement with Reckitt Benckiser (RB) to resolve claims which RB issued in the Commercial Court in London in November 2020, seeking indemnity under the Demerger Agreement entered into on November 17, 2014 between RB and Indivior to effect the Demerger and to govern the relationship between the RB Group and the Indivior Group following the Demerger. Pursuant to the settlement, RB agreed to withdraw the $1.4 billion claim and to release Indivior from any claim for indemnity under the Demerger Agreement relating to the DOJ and FTC settlements which RB entered into in July 2019, as well as other claims for indemnity arising from those matters. Indivior agreed to pay RB a total of $50 million and has agreed to release RB from any claims to seek damages relating to its settlement with the DOJ and the FTC. The Group made a $10 million payment, in February 2021 following the settlement. Subsequently, annual installment payments of $8 million will be due every January from 2022 to 2026. The effect of discounting was not material. The Group carries a liability totaling $40 million (2020: $50 million) related to this settlement.

Other
Other represents deferred revenue related to a supply agreement which is non-current as of December 31, 2021.
20. CONTINGENT LIABILITIES
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. These represent contingent liabilities. Except for those matters discussed in Note 21 under “DOJ Resolution”, “Reckitt Benckiser”, “DOJ-Related Matters” and “Intellectual Property-Related Matters”, for which provisions have been recognized, Note 21 sets out the contingent liabilities for legal and other disputes for which the Group has assessed as contingent liabilities. Refer to Note 7 for discussion on State Aid and other tax-related contingent liabilities.
21. LEGAL PROCEEDINGS
DOJ resolution
Agreement to resolve criminal charges and civil complaints related to SUBOXONE Film
The Group settled with the United States Department of Justice (Justice Department or DOJ), the U.S. Federal Trade Commission (FTC), and U.S. state attorneys general the criminal and civil liability in connection with a multi-count indictment brought in April 2019 by a grand jury in the Western District of Virginia, a civil lawsuit joined by the Justice Department in 2018, and an FTC investigation. Under the terms of the Resolution Agreement with the Justice Department, the Group has agreed to compliance terms regarding its sales and marketing practices. Compliance with these terms is subject to annual Board and CEO certifications submitted to the U.S. Attorney’s Office.
As part of the resolution with the FTC and as detailed in the text of the stipulated order, for a ten-year period Indivior Inc. is required to make specified disclosures to the FTC and is prohibited from certain conduct.
Under the terms of the five-year Corporate Integrity Agreement with the HHS Office of the Inspector General (HHS-OIG), Indivior Inc. will continue its commitment to promote compliance with laws and regulations and its ongoing evolution of an effective compliance program, including written standards, training, reporting, and monitoring procedures. Indivior Inc. is subject to reporting and monitoring requirements, including annual reports and compliance certifications from key Management and the Board’s Nomination and Governance Committee, which is submitted to HHS-OIG. In addition, Indivior Inc. is subject to monitoring by an Independent Review Organization, which submits audit findings to HHS-OIG, and review by a Board Compliance Expert, who prepared a compliance assessment report in the first reporting period and will prepare a compliance assessment report in the third reporting period. To date, the Group reasonably believes it has met all of requirements specified in these three agreements.
In November 2020, the Group made a payment of $103 million (including interest) when the resolution was approved by the Court and made a subsequent payment in January 2022 of $54 million (including interest). Subsequently, five annual installments of $50 million will be due every January 15 from 2023 through 2027. The final installment of $200 million will be due in December 2027. The Group carries a liability totaling of $492 million (2020: $486 million) pertaining to the DOJ resolution.
Reckitt Benckiser
On January 25, 2021, the Group reached a resolution with Reckitt Benckiser as discussed in Note 19.

DOJ-related matters
Federal FCA qui tam suits
In August 2018, the United States unsealed three qui tam suits pending in the Western District of Virginia that made a variety of allegations under state and federal False Claims Act statutes regarding marketing and promotion practices related to SUBOXONE, and in some instances claiming unlawful retaliation. The suits also sought reasonable attorney’s fees and costs. Three other cases were filed in the District Court of the District of New Jersey that also made a variety of allegations under state and federal False Claims Act statutes regarding marketing and promotion practices related to SUBOXONE, and in some instances claiming unlawful retaliation. The Group settled these matters in 2020 and 2021.
State and local matters
In November 2016, Indivior was served with a subpoena for records from the State of California Department of Insurance under its civil California insurance code authority. Certain of the qui tam suits filed in the Western District of Virginia and the District of New Jersey assert claims under the civil California insurance code. The Group settled with the relators and the California Department of Insurance in 2021.
In June 2019, the Group learned that the State of Illinois Insurance Department is investigating potential violations of its civil Insurance Claims Fraud Prevention Act with respect to its sales and marketing activity. Certain of the qui tam suits filed in the Western District of Virginia and the District of New Jersey assert claims under this statute, including claims for associated attorney’s fees and costs. The Group settled with the relators and the Illinois Insurance Department in 2021.
In addition to the federal and state health program claims, claims have been asserted under the city false claims acts of Chicago and New York City regarding the promotion of SUBOXONE Film. The Group resolved the matter with the City of Chicago in 2020.
False Claims Act allegations
In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation (United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.)). The suit also seeks reasonable attorneys’ fees and costs. We believe that all government plaintiffs have declined to intervene. The Group was served with the complaint in January 2021. We are in discussions regarding this matter with the plaintiff-relator. The Group filed a Motion to Dismiss on June 24, 2021.
In May 2018, Indivior Inc. received an informal request from the Office of the United States Attorney (“OUSA”) for the Southern District of New York, seeking records relating to the SUBOXONE manufacturing process and the Group is discussing with the OUSA certain information and allegations regarding the SUBOXONE manufacturing process the government received.
Securities class action litigation
In April 2019, Michael Van Dorp filed a putative class action lawsuit in the United States District Court for the District of New Jersey on behalf of holders of publicly traded Indivior securities alleging violations of U.S. federal securities laws under the Securities Exchange Act of 1934. The complaint names Indivior PLC, Shaun Thaxter, Mark Crossley and Cary J. Claiborne as defendants. In February 2021, the parties reached a settlement agreement. A Motion for Entry of Order Preliminarily Approving Settlement was granted by the court in September 2021. The Court dismissed the case following a hearing as to the fairness of the settlement in January 2022.

Intellectual property-related matters
ANDA litigation
Indivior filed actions against Dr. Reddy’s Laboratories S.A. and Dr. Reddy’s Laboratories, Inc. (together, “DRL”) in the United States District Court for the District of New Jersey (“NJ District Court”) alleging that DRL’s generic buprenorphine/naloxone film product infringes U.S. Patent Nos. 9,687,454 and 9,931,305 (“the ‘454 and ’305 Patents”) in 2017 and 2018, respectively. The cases were consolidated in May 2018. DRL received final FDA approval for all four strengths of its generic buprenorphine/naloxone film product in June 2018, and immediately launched its generic buprenorphine/naloxone film product “at-risk.” In July 2018, the NJ District Court granted Indivior a Preliminary Injunction (PI) pending the outcome of a trial on the merits of the ’305 Patent, and required Indivior to post a surety bond for $72 million in connection with the PI. In November 2018, the Court of Appeals for the Federal Circuit (CAFC) issued a decision vacating the PI against DRL. On remand, the NJ District Court construed the claims of the ’454 and ’305 Patents. Indivior and DRL stipulated to noninfringement of the ’305 Patent under the court’s claim construction, but Indivior retained its rights to appeal the construction and pursue its infringement claims pending appeal. Separately, DRL filed an amended answer alleging various antitrust counterclaims. Indivior’s infringement claims concerning the ’454 patent and DRL’s antitrust counterclaims remain pending in the NJ District Court. Summary judgment motions have been fully briefed, but the NJ District Court has not ruled on those motions. No trial date has been set. In February 2022, the NJ District Court ordered the parties to mediation.
In November 2018, DRL filed two petitions for inter partes review (“IPR”) of the ’454 Patent with the U.S. Patent and Trademark Office’s Patent Trial and Appeal Board (“PTAB”). The PTAB denied institution of one IPR petition but granted institution for the other. The PTAB issued a decision in June 2020, finding that claims 1-5, 7, and 9-14 were unpatentable, but that DRL had not shown that claim 8 is unpatentable. Claim 6 was not challenged and therefore was not addressed in the PTAB decision. Indivior appealed to the CAFC. In December 2021, the CAFC affirmed the PTAB’s decision. Indivior filed a petition with the CAFC for a panel rehearing or rehearing en banc, which was denied in March 2022.
Indivior filed actions against Alvogen Pine Brook LLC and Alvogen Inc. (together, “Alvogen”) in the NJ District Court alleging that Alvogen’s generic buprenorphine/naloxone film product infringes U.S. Patent Nos. 9,687,454 and 9,931,305 (“the ‘454 and ’305 Patents”) in 2017 and 2018, respectively. The cases were consolidated in May 2018. In January 2019, the NJ District Court granted Indivior a temporary restraining order (“TRO”) to restrain the launch of Alvogen’s generic buprenorphine/naloxone film product pending a trial on the merits of the ’305 Patent and Indivior was required to post a surety bond of $36 million. Indivior and Alvogen entered into an agreement whereby Alvogen was enjoined from selling in the U.S. its generic buprenorphine/naloxone film product unless and until the CAFC issued a mandate vacating Indivior’s separate PI against DRL. The CAFC’s mandate vacating Indivior’s PI as to DRL issued in February 2019 and Alvogen launched its generic product. Any sales in the U.S. by Alvogen are on an “at-risk” basis, subject to the ongoing litigation against Alvogen in the NJ District Court. In November 2019, Alvogen filed an amended answer alleging various antitrust counterclaims. In January 2020, Indivior and Alvogen stipulated to noninfringement of the ’305 Patent under the court’s claim construction, but Indivior retained its rights to appeal the construction and pursue its infringement claims pending appeal. Indivior’s infringement claims concerning the ’454 patent and Alvogen’s antitrust counterclaims remain pending in the NJ District Court. Summary judgment motions have been fully briefed, but the NJ District Court has not ruled on those motions. No trial date has been set. In February 2022, the NJ District Court ordered the parties to mediation.

Antitrust litigation and consumer protection
Antitrust class and state claims
Civil antitrust claims have been filed by (a) a class of direct purchasers, (b) a class of end payor plaintiffs, and (c) a group of states, now numbering 41, and the District of Columbia. Each set of plaintiffs filed generally similar claims alleging, among other things, that Indivior violated U.S. federal and/or state antitrust and consumer protection laws in attempting to delay generic entry of alternatives to SUBOXONE Tablets. Plaintiffs further allege that Indivior unlawfully acted to lower the market share of these products. These antitrust cases are pending in federal court in the Eastern District of Pennsylvania. The court has not set a trial date. Summary judgment motions related to the Direct Purchaser, End Payor, and States actions were fully briefed and were argued in December 2021. The deadline for the class exclusion or “opt out” is May 15, 2022.
In 2013, Reckitt Benckiser Pharmaceuticals, Inc. (now known as Indivior Inc.) received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas (Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013). The plaintiffs include approximately 79 entities, most of which appear to be insurance companies or other providers of health benefits plans. The Carefirst Plaintiffs have not served a complaint, but they have indicated that their claims are related to those asserted by the plaintiffs in re SUBOXONE, MDL No. 2445 (E.D. Pa.). The Carefirst case remains pending.
The Group has evaluated the antitrust class and state claims in light of the DOJ settlement under which a Group subsidiary pled guilty to one count of making a false statement relating to healthcare matters in one state in 2012 (as discussed above under DOJ Resolution). The Group continues to believe it has valid defenses and continues to vigorously defend itself. Select plaintiffs in these matters have previously made settlement demands (which were not accepted and most of which are not current offers), totaling approximately $290 million, which was used for contingency planning only to model possible downside financial effects. The final aggregate cost of these matters, whether resolved by litigation or by settlement, may be materially different. If the Group were to entertain further settlement discussions, we make no representations as to what amounts, if any, it may agree to pay, nor regarding what amounts the plaintiffs will demand.
Other antitrust and consumer protection claims
In July 2019, the Indiana Attorney General issued a Civil Investigative Demand investigating potential violations of Indiana’s Civil Deceptive Consumer Sales Act with respect to sales and marketing activity by the Group. The Group has cooperated fully in this civil investigation.
In 2020, the Group was served with lawsuits from a number of insurance companies, some of whom are proceeding both on their own claims and through the assignment of claims from affiliated companies. Cases filed by (1) Humana Inc. and (2) Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC were pending in the Eastern District of Pennsylvania. The complaints were dismissed in July 2021. Plaintiffs filed Notices of Appeal in August 2021 to the United States Court of Appeals for the Third Circuit (“Third Circuit”). The Third Circuit has indicated it may hear oral arguments on this appeal in March 2022. Humana also filed a Complaint in state court in Kentucky with substantially the same claims as were raised in the Federal Court case. That case has been stayed pending a decision in the Third Circuit appeal. Cases filed by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. are pending in the Circuit Court for the County of Roanoke, Virginia (the “Roanoke Plaintiffs”). The allegations in these cases include many allegations made in other matters, including prior antitrust complaints, indictments, and qui tam complaints. These plaintiffs have asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. In June 2021, defendants’ motion to stay was denied and certain claims were dismissed without prejudice. The Roanoke Plaintiffs have filed amended complaints, and the Group has filed demurrers, seeking dismissal of some of the asserted claims. Briefing is scheduled to be completed on these demurrers in March of 2022.
The Group has begun its evaluation of the claims, believes in its defenses, and intends to vigorously defend itself. Engagement with the claimants has been minimal. Accordingly, no estimate of the range of potential loss can be made at this time.
Civil opioid litigation
Indivior has been named as a defendant in approximately 400 civil lawsuits brought by state and local governments, public health agencies, and individuals against manufacturers, distributors and retailers of opioids alleging that they engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain in order to increase the market for opioids and their own market share. The vast majority of these cases have been consolidated and are pending in a federal multi-district litigation (MDL) in U.S. District Court for the Northern District of Ohio. At the present time, litigation against Indivior in the MDL is stayed. Given the status and preliminary stage of litigation in both the MDL and state courts, no estimate of possible loss in the opioid litigation can be made at this time.
22. TRADE AND OTHER PAYABLES

(in millions)	2021	2020
Provision for rebates, discounts and returns	(436)	(396)
Accounts payable	(137)	(20)
Accruals and other payables	(136)	(97)
Other tax and social security payable	(11)	(9)
Interest payable	—	(2)
Trade and other payables	(720)	(524)
Sales return and rebate accruals, primarily in the U.S., are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to direct and indirect customers. Trade and other payables are recognized initially at fair value and, where applicable, subsequently measured at amortized cost using the effective interest method. Accruals are made at the time of sale, while the amounts eventually paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated, they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the channel (e.g. Medicaid, Medicare, Managed Care) and product mix. The level of accrual is reviewed and adjusted in light of historical experience of actual rebates, discounts or allowances given and returns made, and any expected changes in arrangements or rules. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.
The increase in trade payables is primarily driven by timing of payments made on government rebate payables in the U.S.

The carrying amounts of total trade and other payables are denominated in the following currencies:

(in millions)	2021	2020
Sterling	(36)	(25)
Euros	(10)	(14)
U.S. dollar	(658)	(473)
Other currencies	(16)	(12)
	(720)	(524)
23. SHARE CAPITAL

Issued and fully paid (in millions)	Equity ordinary shares	Nominal value paid per share $	Nominal value
At January 1, 2021	733,635,511	0.10	73
Ordinary shares issued	2,311,560	0.10	—
Shares repurchased and canceled	(33,507,433)	0.10	(3)
At December 31, 2021	702,439,638		70
In addition, 256,055 ordinary shares purchased as part of the share repurchase program were canceled in January 2022. These shares are included in the total number of share capital outstanding as at December 31, 2021.

Issued and fully paid (in millions)	Equity ordinary shares	Nominal value paid per share $	Nominal value
At January 1, 2020	730,787,719	0.10	73
Ordinary shares issued	2,847,792	0.10	—
At December 31, 2020	733,635,511		73
Ordinary shares issued
During the year, 2,311,560 ordinary shares (2020: 2,847,792) were allotted to satisfy vesting/exercises under the Group’s Long-Term Incentive Plan and the U.S. Employee Stock Purchase Plan.
Shares repurchased and canceled
On July 30, 2021, the Group commenced an irrevocable share repurchase program for an aggregate purchase price up to no more than $100 million or 73,462,098 of ordinary shares. On December 23, 2021, the program concluded with the Group repurchasing 33,763,488 of the Group’s ordinary shares over the duration of the program for an aggregate nominal value of $3 million ($0.10 per share). All ordinary shares repurchased during the program were canceled (except for those canceled in January 2022) which resulted in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the share repurchase program was $101 million, consisting of $100 million paid for the repurchase of shares and $1 million of directly attributable transaction costs paid, which include advisory fees and stamp duties.
24. OTHER EQUITY
Foreign currency translation
The foreign currency translation reserve contains the accumulated foreign exchange differences from the translation of the financial statements of the Group’s foreign operations arising when the Group’s entities are consolidated.

Other reserves
The other reserves balance relates to the Group formation in 2014. It represents the difference between the nominal value of the shares issued by the Group and the net investment in the Group by the former owner.
Capital redemption reserve
The capital redemption reserve was created as a result of the repurchase and cancellation of ordinary shares under the share repurchase program executed in 2021 as required under the UK Companies Act.
25. SHARE-BASED PLANS
The Group operates three equity-settled executive and employee share plans. For all grants of share options and awards, the fair value at the grant date is calculated using appropriate pricing models. The grant date fair value is recognized over the vesting period as an expense, with a corresponding increase in retained earnings.
Employee plans
Indivior Long-Term Incentive Plan (LTIP)
In 2015, a share-based incentive plan was introduced for employees (including Executive Directors) of the Group. An award under the LTIP can take the form of a nil-cost option, a market value option, or a conditional award.
The Remuneration Committee may determine the vesting of awards is conditional upon the satisfaction of one or more performance conditions. Awards with performance conditions granted under the LTIP will normally have a performance period of at least three years. Awards granted to Executive Directors are subject to a further two-year post-vesting period.
The fair values of awards granted under the Long-Term Incentive Plans are calculated using a Monte Carlo simulation model. The key assumptions in the simulation model are share price of the Group, expected volatilities of the Group, risk-free rate, and dividend yield.
Other employee plans
The Group operates an HMRC-approved SAVE plan for UK employees and U.S. Employee Stock Purchase Plan (“ESPP”) for U.S. employees. The amounts recognized for these plans are not material for disclosure.
For all plans, the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted.

Award	Grant date	Performance period	Share price on grant date £	Volatility %	Dividend yield %	Expected life in years	Risk-free interest rate(1)	Weighted average fair value
2019	March 5, 2019	2019–21	1.08	73	0	3	0.82	0.77
2019	March 5, 2019	2019–21	1.08	73	0	3	0.82	0.5
2019	August 8, 2019	2019–21	0.58	73	0	3	0.82	0.5
2020	March 9, 2020	2020–22	0.45	110	0	3	0.1	0.41
2020	March 9, 2020	2020–22	0.45	110	0	3	0.1	0.42
2020	November 6, 2020	2020–23	1.17	110	0	3	0.1	1.1
2021	March 1, 2021	2021-23	1.29	115	0	3	0.1	1.16
2021	March 1, 2021	2021-23	1.29	115	0	3	0.1	1.17
________________
(1)The risk-free interest rate reflects the continuous risk-free yield based on the UK Government interest rates as of the valuation date, based upon a maturity commensurate with the performance period.

At the end of the year, the maximum number of shares that could vest under the Group’s LTIP was:

(in millions)	Total LTIP
Outstanding at January 1, 2020	25
Awarded	22
Vested/Exercised	(1)
Forfeited	(12)
Outstanding at December 31, 2020	34
Awarded	14
Vested/Exercised	(1)
Forfeited	(7)
Outstanding at December 31, 2021	40
Charged to income statement
The expense charged to the income statement for share-based payments is as follows:

(in millions)	2021	2020
Granted in current year	(6)	(3)
Granted in prior years	(7)	(10)
Unvested awards due to unmet performance conditions	2	5
Total share-based expense for the year	(11)	(8)
The Group does not expect income statement benefits for unvested awards due to unmet performance conditions in the coming years, as performance conditions for outstanding awards are market-based.
26. RELATED PARTIES
In March 2021, the Group entered into a relationship agreement with its largest shareholder, Scopia Capital Management LP ("Scopia"). The relationship agreement provides for Scopia to have one representative director appointed to the Board and contains certain standstill, voting and governance terms. This includes commitments from Scopia not to exercise voting rights in excess of 20% of the Group’s total voting rights and to vote on ordinary course resolutions in accordance with the Board's recommendation. The relationship agreement will remain in force until December 31, 2023, unless extended or terminated earlier in accordance with its terms.
Key Management compensation is disclosed in Note 5.
The significant subsidiaries included in the consolidated financial statements at December 31, 2021 are disclosed in Note 1.
27. POST BALANCE SHEET SUBSEQUENT EVENTS
Share Repurchase Program
On May 3, 2022, the Company commenced a share repurchase program for an aggregate purchase price up to no more than $100 million or 39,698,610 of ordinary shares, which is expected to end no later than March 31, 2023. Through June 30, 2022, the Company has repurchased and cancelled 7,883,597 of the Group’s ordinary shares for an aggregate nominal value of $1 million ($0.10 per share), including 256,055 ordinary shares purchased as part of the Company’s share repurchase program executed in 2021 and cancelled in January 2022. All ordinary shares repurchased under the share repurchase program were cancelled. The total cost of the purchases made under the share repurchase program during 2022, including directly attributable transaction costs, was $29 million. A net repurchase amount of $13 million was recorded as a financial liability and reduction in retained earnings which represents the amount to be spent under the program for the month of July 2022, the period closed for modification or termination of the program. The effect of discounting is not material. Total purchases under the share repurchase program will be made out of distributable profits.
ANDA Litigation
In June 2022, the Group announced that together with Aquestive Therapeutics, Inc, it entered into a settlement agreement with Dr. Reddy’s Laboratories S.A. and Dr. Reddy’s Laboratories, Inc. (together, “DRL”), resolving patent litigation relating to DRL’s generic buprenorphine and naloxone sublingual film, a therapeutic equivalent generic version of SUBOXONE® (buprenorphine and naloxone) sublingual film. In July 2018, the NJ District Court granted the Group a Preliminary Injunction (PI) pending the outcome of a trial on the merits of the ’305 Patent and required the Group to post a surety bond for $72 million in connection with the PI. As a result of the settlement agreement with DRL, the surety bond holders have returned $64 million of collateral in July 2022. Under the settlement agreement, the Group made a settlement payment to DRL in June 2022 with final payments due in 2023 and 2024. This liability has been recorded at the net present value, using a risk-free rate, considering the timing of the payments.
In 2020, the Group was served with lawsuits filed by several insurance companies, some of whom are proceeding both on their own claims and through the assignment of claims from affiliated companies. Cases filed by (1) Humana Inc. and (2) Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC were pending in the Eastern District of Pennsylvania. The complaints were dismissed in July 2021. Plaintiffs filed Notices of Appeal in August 2021 to the United States Court of Appeals for the Third Circuit (“Third Circuit”). The Third Circuit heard oral arguments on this appeal on March 31, 2022. Humana also filed a Complaint in state court in Kentucky with substantially the same claims as were raised in the Federal Court case. That case has been stayed pending a decision in the Third Circuit appeal. Cases filed by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. (collectively, the “Roanoke Plaintiffs”) are pending in the Circuit Court for the County of Roanoke, Virginia. These plaintiffs have asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. In June 2021, defendants’ motion to stay was denied and certain claims were dismissed without prejudice. The Roanoke Plaintiffs filed amended complaints, and the Group filed demurrers, seeking dismissal of some of the asserted claims. The court heard oral argument on the demurrers on September 1, 2022, and issued a letter opinion on October 14, 2022 sustaining in part and overruling in part the Group's demurrers. A jury trial on the Group's pleas in bar has been set for October 16-20, 2023. A jury trial on the merits has been set for July 15, 2024-August 8, 2024.
False Claims Act Allegations
In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys’ fees and costs. The Group was served with the complaint in January 2021. The Group filed a Motion to Dismiss in June 2021. The case was stayed for mediation in September 2021, but the parties did not reach agreement. In March 2022, Relator submitted a request for oral argument on the Motion to Dismiss. On July 21, 2022, the court entered an order staying the action and reserving a decision on the Group’s Motion to Dismiss pending rehearing en banc by the U.S. Court of Appeals for the Fourth Circuit in U.S. ex rel. Sheldon v. Allergan Sales, LLC. On rehearing en banc, the Fourth Circuit affirmed the district court's opinion in U.S. ex rel. Sheldon v. Allergan Sales, LLC by order dated September 23, 2022. The United States District Court for the Western District of Virginia has not yet ruled on the Group's Motion to Dismiss.
In May 2018, Indivior Inc. received an informal request from the United States Attorney’s Office (“USAO”) for the Southern District of New York, seeking records relating to the SUBOXONE Film manufacturing process. The Group is discussing with the USAO certain information and allegations that the government received regarding SUBOXONE Film.
Civil Opioid Litigation
The Group has been named as a defendant in more than 400 civil lawsuits brought by state and local governments, public health agencies against manufacturers, distributors, and retailers of opioids alleging that they engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market share, as well as individuals alleging personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation (MDL) in US District Court for the Northern District of Ohio. Litigation against the Group in the MDL is stayed. Motions to remand are currently being considered by the court in over 50 cases to which the Group is a party (among numerous other defendants).
The Court in the MDL held a status conference on June 22, 2022, with county and municipality plaintiffs and certain manufacturer defendants (including the Group) and distributor defendants to discuss what information the parties needed to proceed, whether the parties would entertain settlement and whether there should be any bellwether trials from this subset of plaintiffs and defendants. The court agreed no additional bellwether trials are needed, provided that all of the parties were progressing on a settlement track. The court held a status conference with this same group of plaintiff and defendants on September 23, 2022. Certain defendants filed supplemental briefing in opposition to pending motions to remand on September 30, 2022. The plaintiffs' responsive briefing is due by October 28, 2022.
Separately, the Group’s response to five individual complaints filed in West Virginia state court that have not been transferred to the MDL is due by January 30, 2023. Given the status and preliminary stage of litigation in both the MDL and state courts, no estimate of possible loss in the opioid litigation can be made at this time.
Additional US Listing
In September 2022, the Company announced that shareholders have approved the resolution to proceed with an Additional Listing on a major U.S. stock exchange. Additionally, shareholders approved implementation of a 5:1 share consolidation to enable minimum share price thresholds required by the major U.S stock exchanges. The Group currently carries approximately $8 million of deferred tax assets that are not expected to be realized one the listing is complete. Approximately one half of this amount will be charged to equity and one half will be presented as an exceptional tax charge in the period the listing takes place.
Opiant Pharmaceuticals Acquisition
In November 2022, the Company and Opiant Pharmaceuticals, Inc. announced that the companies have entered into a definitive agreement under which Indivior Inc. will acquire Opiant for an upfront consideration of $20.00 per share, in cash (approximately $145 million in aggregate), plus up to $8.00 per share in contingent value rights (“CVRs”) that may become payable in the event that certain net revenue milestones are achieved during the relevant seven-year period by OPNT003 after its approval and launch. Indivior expects to fund the aggregate upfront consideration of approximately $145 million with existing cash. The maximum amount payable by the Group should OPNT300 achieve all milestones would be approximately $68 million. The transaction was unanimously approved by the boards of directors of each company.

Debt Amendment
In April 2022, the Group completed an amendment to its existing term loan which provides the Group greater flexibility in the use of cash being generated and changes the variable interest rate base from USD LIBOR to USD SOFR plus a credit spread adjustment of 26 bps. As part of the modification, the Group incurred $1 million of issuance costs, banking fees and legal fees which are deemed to be incremental and directly attributable to the amendment. Accordingly, the Group capitalized these costs, which were netted against the total amount borrowed and are amortized over the maturity period using the effective interest method.
Share Consolidation
In September 2022, the Group’s shareholders approved an additional listing in the U.S., which is expected to take place in Spring 2023. Additionally, to fulfill U.S. exchange requirements for share price minimums and norms, the Group’s shareholders also approved a 5-for-1 share consolidation. On October 10th, 2022, the Group completed this share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 cents each. All share and per share information of the Group, including basic and diluted weighted average number of shares outstanding, basic earnings per share, and diluted earnings per share have been retrospectively adjusted to reflect the share consolidation in all financial periods presented.
28. PARENT COMPANY INFORMATION
Cash dividends and/or share repurchase programs, if any, are made by Indivior PLC (the “Parent Company”). The Parent Company’s primary source of income and cash flow is dividends and loans from its subsidiaries, which are restricted by our term loan (see Note 17). The term loan allows the subsidiaries to pay cash dividends, transfer assets, and make loans to the Parent Company at an accumulating amount representing 50% consolidated net income, as defined in the term loan. The stand-alone condensed financial statements of the Parent Company are presented below in accordance with SEC regulations when such restrictions exist. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future.
Parent Company Income Statements

For the year ended December 31 (in millions)	2021	2020
Administrative and general expenses	(28)	(13)
Legal settlement	—	(50)
Other income	12	—
Dividends from subsidiaries	109	—
Profit/(loss) before taxation	93	(63)
Tax credit on profit (loss)	12	3
Net income/(loss)	105	(60)
There were no items of other comprehensive income or loss for the years ended December 31, 2021 or 2020.

Parent Company Balance Sheets

As at December 31 (in millions)	2021	2020
Assets
Non-current assets
Investments in subsidiaries	1,437	1,437
Deferred tax assets	—	5
	1,437	1,442
Current assets
Amounts due from subsidiaries	—	3
Other assets	9	3
Cash and cash equivalents	21	19
	30	25
Total assets	1,467	1,467
Liabilities
Current liabilities
Trade and other payables	(9)	(10)
Amounts due to subsidiaries	(2)	(1)
	(11)	(11)
Non-current liabilities
Other liabilities	(32)	(40)
Total liabilities	(43)	(51)
Net assets	1,424	1,416
Equity
Share capital	70	73
Share premium	7	6
Capital redemption reserve	3	—
Retained earnings	1,344	1,337
Total equity	1,424	1,416

Parent Company Statements of Changes in Equity

(in millions)	Share capital	Share premium	Capital redemption reserve	Retained earnings	Total equity
Balance at January 1, 2020	73	5	—	1,387	1,465
Comprehensive loss
Net loss for the financial year	—	—	—	(60)	(60)
Total comprehensive loss	—	—	—	(60)	(60)
Transactions recognized directly in equity
Shares issued	—	1	—	—	1
Share-based plans	—	—	—	8	8
Deferred taxation on share-based payments	—	—	—	2	2
Total transactions recognized directly in equity	—	1	—	10	11
Balance at December 31, 2020	73	6	—	1,337	1,416

Balance at January 1, 2021	73	6	—	1,337	1,416
Comprehensive loss
Net income for the financial year	—	—	—	105	105
Total comprehensive loss	—	—	—	105	105
Transactions recognized directly in equity
Shares issued	—	1	—	—	1
Shares repurchased and cancelled	(3)	—	3	(101)	(101)
Share-based plans	—	—	—	11	11
Settlement of equity awards	—	—	—	(1)	(1)
Deferred taxation on share-based payments	—	—	—	(7)	(7)
Total transactions recognized directly in equity	(3)	1	3	(98)	(97)
Balance at December 31, 2021	70	7	3	1,344	1,424

Parent Company Cash Flow Statements

For the year ended December 31 (in millions)	2021	2020
Cash flows from operating activities:
Profit/(loss) before taxation	93	(63)
Share-based plans	11	8
Settlement of tax on employee awards	(1)	—
Increase in other assets	(7)	—
Decrease in amounts due from subsidiaries	3	20
(Decrease)/Increase in trade and other payables	(1)	10
Increase in amounts due to subsidiaries	1	1
(Decrease)/Increase in other liabilities	(8)	40
Cash generated from operations	91	16
Taxes refunded - Group relief	11	2
Net cash inflow from operating activities	102	18

Cash flows from financing activities
Proceeds from the issuance of ordinary shares	1	1
Shares repurchased and cancelled	(101)	—
Net cash (outflow)/inflow from financing activities	(100)	1

Net increase in cash and cash equivalents	2	19
Cash and cash equivalents at beginning of the year	19	—
Cash and cash equivalents at end of the year	21	19
Basis of preparation
The Parent Company financial statements have been prepared using the same accounting principles and policies as described in the notes to our consolidated financial statements except for the investment in the subsidiaries that are recognized and measured at cost. Any material contingencies, long-term obligations and guarantees have been separately disclosed in the accompanying consolidated financial statements.
During the year ended December 31, 2021, cash dividends of $109 million (2020: $14 million) were paid to the Parent Company by Group subsidiaries.
Reconciliations of Parent Company financial information

As at December 31 (in millions)	2021	2020
IFRS profit (loss) reconciliation
Parent company IFRS profit/(loss) for the year	105	(60)
Additional profit/(loss) if subsidiaries had been accounted for using the equity method	100	(88)
Consolidated IFRS profit/(loss) for the year	205	(148)

IFRS equity reconciliation
Parent company IFRS equity	1,424	1,416
Adjustment to equity if subsidiaries had been accounted for using the equity method	(1,221)	(1,334)
Consolidated IFRS equity	203	82

ITEM 19: EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Indivior PLC (adopted by a special resolution on 30 October 2014, as amended by a special resolution on 23 December 2014 and on 30 September 2022).
2.1#	Form of Share Certificate
4.1.1
Deposit Agreement dated as of December 23, 2014 between Indivior PLC, JPMorgan Chase Bank, N.A., as Depositary and Owners and Holders from time to time of the American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt.

4.1.2	Letter Agreement dated August 4, 2022 related to that certain Deposit Agreement dated as of December 23, 2014 between Indivior PLC, JPMorgan Chase Bank, N.A.
4.1.3	Notice of Termination dated October 3, 2022 related to that certain Deposit Agreement dated as of December 23, 2014 between Indivior PLC, JPMorgan Chase Bank, N.A.
4.2#	Second Amended and Restated Relationship Agreement with Scopia Capital Management LP dated as of [ ].
4.3	Resolution Agreement by and among Indivior PLC, Indivior Inc., the United States Attorney’s Office for the Western District of Virginia, and the United States Department of Justice’s Consumer Protection Branch made as of July 24, 2020.
4.4	Corporate Integrity Agreement between the Officer of Inspector General of the Department of Health and Human Services and Indivior Inc. made as of July 24, 2020.
4.5	Stipulated Order for Permanent Injunction and Equitable Monetary Relief in the United States District Court for the Western District of Virginia, Abingdon, between Federal Trade Commission and Indivior Inc. entered July 24, 2020.
4.6
Fourth Amendment (and Restatement of) Credit Agreement, dated as of April 26, 2022 among Indivior Finance S.A.R.L., Indivior SMTM LLC, RBP Global Holdings Limited, and certain other Loan Parties, and Morgan Stanley Senior Funding, Inc.

4.7	Lease of Land and Buildings at Damsom Lane, Hull HU8 7DS, by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, dated December 1, 2014.
4.8*	The Indivior Inc. Incentive Compensation Policy.
4.9*	Rules of the Indivior PLC Long-Term Incentive Plan.
4.10*	Trust Deed in respect of the Indivior PLC Employee Benefit Trust.
4.11*	The Indivior PLC Savings-Related Share Option Plan.
4.12*	The Indivior PLC U.S. Employee Stock Purchase Plan.
4.13*	Rules of the Indivior Group Deferred Bonus Plan.
4.14.1#	Copacker Supply Agreement by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, dated December 23, 2014.
4.14.2#	First Amendment to Copacker Supply Agreement Reckitt Benckiser Healthcare (UK) Limited and Indivior UK Limited, formerly known as RB Pharmaceuticals Limited, as amended and restated on March 12, 2019.
4.14.3#	Second Amendment to Copacker Supply Agreement Reckitt Benckiser Healthcare (UK) Limited and Indivior UK Limited, formerly known as RB Pharmaceuticals Limited, as amended and restated on March 29, 2019.
4.15#
Commercial Exploitation Agreement by and between MonoSol Rx, LLC and Reckitt Benckiser Pharmaceuticals Inc., dated August 15, 2008 (as amended on August 19, 2009, November 13, 2009, March 30, 2010, October 13, 2010, December 15, 2010, December 9, 2011, December 1, 2012, October 14, 2013 (by Addendum A), and July 30, 2020 (by Addendum B).

4.16.1#	Packaging and Supply Agreement between Indivior UK Limited and Sharp Corporation made September 7, 2017.
4.16.2#	First Amendment to Packaging and Supply Agreement between Indivior UK Limited and Sharp Corporation made March 23, 2018.
4.16.3#	Second Amendment to Packaging and Supply Agreement between Indivior UK Limited and Sharp Corporation made August 17, 2020.

4.16.4#	Third Amendment to Packaging and Supply Agreement between Indivior UK Limited and Sharp Corporation made January 1, 2021.
4.16.5#	Amendment No. 4 to Packaging and Supply Agreement between Indivior UK Limited and Sharp Corporation made May 9, 2021.
4.17#	Master Development and Supply Agreement made January 1, 2022 by and between Curia Massachusetts, Inc. and Indivior UK Limited.
4.18#	Master Manufacturing Services Agreement between Patheon Manufacturing Services LLC and Indivior UK Limited made July 23, 2015.
4.19#	Master Collaboration Agreement between Indivior UK Limited and Aelis Farma SAS made June 3, 2021.
4.20	Agreement and Plan of Merger between Indivior Inc., Olive Acquisition Sub, Inc. and Opiant Pharmaceuticals, Inc. dated as of November 13, 2022.
4.21	Form of Contingent Value Rights Agreement.
5.1#	Consent of PricewaterhouseCoopers LLP (US)
5.2	Letter of PricewaterhouseCoopers LLP (UK) regarding change in certifying accountant.
8.1	Subsidiaries of the Registrant
__________________
†Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission
*Management Contract
#    To be filed by amendment

The Merger Agreement is being included to provide investors with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company, Indivior Inc., Olive Acquisition Sub, Inc., Opiant or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Indivior PLC. or its affiliates or Opiant. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Indivior PLC, Indivior Inc., Olive Acquisition Sub, Inc., Opiant or any of their respective subsidiaries, affiliates or businesses.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Indivior PLC

By:	/s/ Ryan Preblick
Title:	Chief Financial Officer
Date: November 22, 2022